As confidentially submitted to the Securities and Exchange Commission on June 23, 2014.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Medley Management Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	6282	47-1130638
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

375 Park Avenue, 33rd Floor
New York, NY 10152
Telephone: (212) 759-0777

(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

John Fredericks
General Counsel
Medley Management Inc.
600 Montgomery Street, 39th Floor
San Francisco, CA 94111
Telephone: (415) 568-2760

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Joshua Ford Bonnie Edgar J. Lewandowski Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017-3954 Telephone: (212) 455-2000 Facsimile: (212) 455-2502	Phyllis G. Korff David J. Goldschmidt Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036 Telephone: (212) 735-3000 Facsimile: (212) 735-2000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, par value $.01 per share	$	$

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes shares of Class A common stock subject to the underwriters’ option to purchase additional shares of Class A common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated          , 2014

Preliminary Prospectus

           Shares

Medley Management Inc.

Class A Common Stock

This is the initial public offering of shares of Class A common stock of Medley Management Inc. No public market currently exists for our Class A common stock. We are offering all of the      shares in this offering. We anticipate that the initial public offering price will be between $     and $     per share. We intend to apply to list the shares of Class A common stock on the New York Stock Exchange under the symbol “MDLY.”

After the completion of this offering, Medley Group LLC, an entity owned by certain of our senior professionals, will continue to hold a majority of the voting power of our common stock eligible to vote in the election of our directors. As a result, we will be a “controlled company.” See “Management — Controlled Company Exception.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. See “Summary — Implications of Being an Emerging Growth Company.”

Investing in shares of our Class A common stock involves risks. See “Risk Factors” beginning on page 16 to read about factors you should consider before buying shares of our Class A common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Medley Management Inc.	$	$

To the extent that the underwriters sell more than      shares of our Class A common stock, the underwriters have the option to purchase up to an additional      shares of our Class A common stock from us at the initial public offering price less the underwriting discount, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our Class A common stock against payment in New York, New York on or about            , 2014.

Goldman, Sachs & Co.	Credit Suisse

The date of this prospectus is          ,

Assets Under Management ($ in Millions)1

1 See page ii for definitions of “AUM,” “long-dated private funds,” “permanent capital,” “management fees,” “performance fees” and “SMAs.”

2 See Management’s Discussion and Analysis of Financial Condition and Results of Operations — Managing Business Performance.”

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We and the underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock.

Unless the context suggests otherwise, references in this prospectus to “Medley,” the “Company,” “we,” “us” and “our” refer (1) prior to the consummation of the Offering Transactions described under “Organizational Structure — Offering Transactions,” to Medley LLC, Medley GP Holdings LLC and their combined and consolidated subsidiaries and (2) after the Offering Transactions described under “Organizational Structure — Offering Transactions,” to Medley Management Inc. and its consolidated subsidiaries. “Existing owners” and “pre-IPO owners” refer to the senior professionals who are the owners of Medley LLC immediately prior to the Offering Transactions.

Unless indicated otherwise, the information included in this prospectus assumes no exercise by the underwriters of the option to purchase up to an additional      shares of Class A common stock from us and that the shares of Class A common stock to be sold in this offering are sold at $     per share of Class A common stock, which is the midpoint of the price range indicated on the front cover of this prospectus.

i

When used in this prospectus, unless the context otherwise requires:

•	“assets under management” or “AUM” refers to the assets of our funds, which represents the sum of the net asset value of such funds, the drawn and undrawn debt (at the fund level, including amounts subject to restrictions) and uncalled committed capital (including commitments to funds that have yet to commence their investment periods);
•	“base management fees” refers to fees we earn for advisory services provided to our funds, which are generally based on a defined percentage of assets under management or in certain cases a percentage of originated assets in the case of certain of our SMAs;
•	“BDC” refers to business development company;
•	“Consolidated Funds” means (a) with respect to the three months ended March 31, 2014 and 2013, and the year ended December 31, 2013, Medley Opportunity Fund LP (“MOF I”) and Medley Opportunity Fund II LP (“MOF II”) and (b) with respect to the year ended December 31, 2012, MOF I, MOF II and SIC. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Consolidation and Deconsolidation of Medley Funds;”
•	“fee earning AUM” refers to the AUM on which we directly earn base management fees;
•	“investee company” refers to a company to which one of our funds lends money or in which one of our funds otherwise makes an investment;
•	“long-dated private funds” refers to MOF I, MOF II and any other private funds we may manage in the future;
•	“management fees” refers to base management fees and Part I incentive fees;
•	“our funds” refers to the funds, alternative asset companies and other entities and accounts that are managed or co-managed by us and our affiliates;
•	“our investors” refers to the investors in our permanent capital vehicles, our private funds and our SMAs;
•	“Part I incentive fees” refers to fees that we receive from our permanent capital vehicles, which are paid in cash quarterly and are driven primarily by net interest income on senior secured loans subject to hurdle rates. These fees are not subject to clawbacks or netting against realized losses;
•	“Part II incentive fees” refers to fees related to realized capital gains in our permanent capital vehicles;
•	“performance fees” refers to incentive allocations in our long-dated private funds and incentive fees from our SMAs, which are generally equal to 20% of total return after a hurdle rate, accrued quarterly, but paid after the return of all invested capital and in an amount sufficient to achieve the hurdle rate;
•	“permanent capital” refers to capital of funds that do not have redemption provisions or a requirement to return capital to investors upon exiting the investments made with such capital, except as required by applicable law, which funds currently consist of Medley Capital Corporation (NYSE: MCC) (“MCC”) and Sierra Income Corporation (“SIC”). Such funds may be required, or elect, to return all or a portion of capital gains and investment income. In certain circumstances, the investment adviser of such a fund may be removed. See “Risk Factors;” and
•	“SMA” refers to a separately managed account.

ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in shares of our Class A common stock. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the financial statements and the related notes thereto included elsewhere in this prospectus, before you decide to invest in shares of our Class A common stock.

Medley

Medley is a rapidly growing asset management firm with approximately $2.6 billion of AUM as of March 31, 2014. We provide institutional and retail investors with yield-oriented investment products that pay periodic dividends or distributions that we believe offer attractive risk-adjusted returns. We focus on credit-related investment strategies, primarily originating senior secured loans to private middle market companies in the United States that have revenues between $50 million and $1 billion. We generally hold these loans to maturity.

We manage two permanent capital vehicles, both of which are BDCs, as well as long-dated private funds and SMAs. Our focus on senior secured credit, combined with the permanent and long-dated nature of our vehicles, leads to predictable management fee and incentive fee income. Our year over year AUM growth as of March 31, 2014 was 46% and our compounded annual growth rate of AUM from December 31, 2010 through December 31, 2013 was 31%, which have been driven in large part by the growth in our permanent capital vehicles.

Since the launch of our first permanent capital vehicle in January 2011, permanent capital has grown to represent 57% of our AUM as of March 31, 2014. For the three months ended March 31, 2014, 92% of our standalone revenues were generated from management fee income and performance fee income derived primarily from net interest income on senior secured loans. See Management’s Discussion and Analysis of Financial Condition and Results of Operations — Managing Business Performance.”

Direct origination, careful structuring and active monitoring of our loan portfolio are important success factors in our business. Since our inception in 2006, we have adhered to a disciplined investment process that employs these principles with the goal of delivering strong risk-adjusted investment returns while protecting investor capital. We believe that our ability to directly originate, structure and lead deals enables us to consistently lend at higher yields with better terms. In addition, our loans generally have a contractual maturity of between three and seven years and are typically floating rate, which we believe positions our business well for rising interest rates.

Our senior management team has on average over 20 years of experience in credit, including originating, underwriting, principal investing and loan structuring. We have over 65 employees, including over 35 investment, origination and credit management professionals, and over 25 operations, marketing and distribution professionals, each with extensive experience in their respective disciplines.

We emphasize a culture of trust, respect, integrity, collaboration and performance. We believe that an important part of our growth has been a result of our ability to attract high caliber professionals and the emphasis we place on training and developing our team. In addition, we believe our approach to compensation, which focuses on long-term investment performance, supports a strong credit culture and aligns the interests of employees, investors and shareholders.

We have made significant investments in our loan origination and underwriting platform and believe it is scalable and can support our future growth. These capabilities, combined with our active approach to credit management, have helped us generate attractive risk-adjusted returns for our investors.

•	Direct Origination. We focus on lending directly to companies that are underserved by the traditional banking system and we generally seek to avoid broadly marketed investment opportunities. We source investment opportunities through direct relationships with companies, financial intermediaries such as national, regional and local bankers, accountants, lawyers and consultants, as well as through financial sponsors. As a leading provider of private debt, Medley is often sought out as a preferred financing partner. Historically, as much as half of our annual origination volume has been derived from either repeat or referred borrowers. In 2013, we sourced 1,030 investments, which resulted in 66 investments and approximately $842 million of invested capital.
•	Disciplined Underwriting. We perform thorough due diligence and focus on several key criteria in our underwriting process, including strong underlying business fundamentals, a meaningful equity cushion, experienced management, conservative valuation and the ability to deleverage through cash flows. We are often the agent for the loans we originate and accordingly control the loan documentation and negotiation of covenants, which allows us to maintain consistent underwriting standards. Our disciplined underwriting process also involves engagement of industry experts and third party consultants. Since our inception, we have invested in 248 borrowers, and experienced realized partial losses in 11 of these investments through March 31, 2014. We believe our disciplined underwriting culture is a key factor to our success and our ability to expand our product offerings.
•	Active Credit Management. We employ active credit management. Our process includes frequent interaction with management, monthly or quarterly review of financial information and attendance at board of directors’ meetings as observers. Investment professionals with deep restructuring and workout experience support our credit management effort.

Our Business

Investment Products

We provide our credit-focused investment strategies through various funds and products that meet the needs of a wide range of retail and institutional investors.

We launched MCC (NYSE: MCC), our first permanent capital vehicle, in 2011 as a BDC. MCC has grown to become a leading BDC with more than $1 billion in assets. MCC has demonstrated a compound annual growth rate of AUM since inception of 71%, and has generated a 14.2% annualized total shareholder return since its 2011 initial public offering, outperforming publicly listed BDC peers and the Credit Suisse Leveraged Loan index by approximately 560 and 890 basis points, respectively, over the same period.

We launched SIC, our first public non-traded permanent capital vehicle, in 2012 as a BDC. SIC is now offered to investors through over 100 broker dealers representing over 26,000 registered investment advisers (“RIAs”). Since inception, SIC has demonstrated rapid growth and has raised approximately $15 million, $30 million and $35 million of capital for the months ended January, February and March 2014. SIC has generated a 9.2% annualized total shareholder return since its launch in 2012.

We also have a strong institutional investor base, having managed assets for sophisticated institutions since our inception. We have raised cumulative commitments of over $1.9 billion in long-dated private funds and SMAs through March 31, 2014.

Our Sources of Revenue

We believe that our revenue is consistent and predictable due to our investment strategy and the structure of our fees. The significant majority of our standalone revenue is derived from management fees, which includes both base management fees earned on all of our investment products as well as Part I incentive fees earned from our permanent capital vehicles. Our base management fees are generally calculated based upon fee earning assets and paid quarterly in cash. Our Part I incentive fees are generally equal to 20% of net interest income, subject to a hurdle rate, and are also calculated and paid quarterly in cash.

We also earn performance fees from our long-dated private funds and SMAs. Typically, these performance fees are equal to 20% of total return above a hurdle rate. These performance fees are accrued quarterly and paid after return of all invested capital and an amount sufficient to achieve the hurdle rate of return.

The investment strategies in our permanent capital vehicles, long-dated private funds and SMAs are primarily focused on generating net interest income from senior secured loans. Because we focus on capital preservation and generally originate senior secured loans that accrue interest at a rate in excess of our hurdle rate, we believe our Part I incentive fees and performance fees are predictable and recurring.

We also receive incentive fees related to realized capital gains in our permanent capital vehicles, which we refer to as Part II incentive fees. These incentive fees are typically equal to 20% of the net realized gain after achieving a hurdle rate, and are paid annually. As our investment strategy is focused on generating yield from senior secured credit, as opposed to capital gains, historically we have not generated Part II incentive fees. As a result, we do not disclose Part II incentive fees as a separate line item in our financial statements.

The following table sets forth certain standalone financial information for the periods presented. Due to the GAAP requirement that certain funds be consolidated into Medley’s financial statements, we have presented certain standalone financial data below, which deconsolidates such funds in order to present operating results that we believe are most reflective of our performance. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Managing Business Performance — Standalone Financial Information.”

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012
	(Dollars in thousands, except as indicated)
Consolidated Financial Data:
Net income attributable to members	$5,499	$4,178	$23,637	$11,918
Standalone Financial Data:
Core EBITDA	$7,773	$5,387	$30,798	$14,872
Core Net Income	6,818	4,863	28,329	13,384
Other Data (at period end, in millions):
AUM	$2,602	$1,782	$2,283	$1,765
Fee Earning AUM	2,140	1,579	1,752	1,313

Industry Trends

We are well positioned to capitalize on the following trends in the asset management industry:

De-Leveraging of the Global Banking System.  After an extended period of increasing leverage, commercial and investment banks have been de-leveraging since 2008. Bank consolidation, more prudent balance sheet discipline, changing regulatory capital requirements and the increasing cost and complexity of regulatory compliance have led banks to meaningfully withdraw from markets such as non-investment grade middle market and commercial real estate lending. This has created a significant opportunity for non-bank direct lenders like Medley.

Increasing Demand for Yield-Oriented Investments by Retail Investors.  A key demographic trend driving demand for yield is the aging population in the United States. Retirees generally have shorter investment horizons, with a sharper focus on stable, income-generating portfolios. This dynamic, amplified by the shortage of yield-oriented opportunities in the current low interest rate environment, has resulted in strong demand for yield-oriented investments by an aging population. Through our permanent capital vehicles, MCC and SIC, we believe we are well-positioned to capitalize on this growing retail investor demand.

Shifting Asset Allocation Policies of Institutional Investors.  The low interest environment is leading institutional investors to increasingly rotate away from core fixed income products, such as liquid debt securities, toward less liquid credit and absolute return-oriented products. Casey Quirk, an industry research firm, estimates that from 2013 to 2017, U.S. fixed income investors will reallocate $1 trillion of assets from traditional fixed income strategies to next generation fixed income products. In addition, we believe that the pension liability gap in the United States will continue to drive defined benefit pension plans toward more stable and higher return investment strategies. Similar to pension funds, insurance companies are increasingly turning to credit investments to offset their longer-term liabilities.

Unfunded Private Equity Commitments Drive Demand for Debt Capital.  According to Preqin, an industry research firm, the total amount of committed and uninvested private equity capital at March 31, 2014 is approximately $1.1 trillion, which we believe will drive significant demand for private debt financing in the coming years. Lending to private companies acquired by financial sponsors requires lenders to move quickly, perform in-depth due diligence and have significant credit and structuring experience. In order to successfully serve this market, lenders need to commit to hold all, or the significant majority of, the debt needed to finance such transactions. We believe that banks, due to the regulatory environment, will continue to reduce their exposure to middle market private loans. We believe this creates a significant supply/demand imbalance for middle market credit, and we are well positioned to bridge the gap.

Competitive Strengths

We have enjoyed rapid growth in our business. Since the launch of our first permanent capital vehicle in January 2011, permanent capital has grown to represent 57% of our AUM as of March 31, 2014. For the three months ended March 31, 2014, 92% of our standalone revenues were generated from management fee income and performance fee income derived primarily from net interest income on senior secured loans. We believe that the following attributes have contributed to our rapid growth and position Medley to capitalize on favorable industry trends going forward:

Strong Investment Performance.  Our investment products have achieved strong performance. For example, MCC’s annualized total return since inception of 14.2% compares favorably to 8.6% for publicly listed BDC peers and 5.3% for the Credit Suisse Leveraged Loan index, each for the same period. We believe the strong historical performance of our investment products will support our ongoing fundraising efforts and enable Medley to be a growing source of capital for the middle market.

Stable Capital Base.  A significant portion of our AUM consists of permanent capital. As of March 31, 2014, approximately 57% of our AUM was in permanent capital vehicles, which generally do not have redemption provisions or a requirement to return capital to investors. Our stable capital base makes us a reliable financing source.

Strong Cash Flow Generation.  A significant majority of our standalone revenue is derived from management fees, which includes base management fees and Part I incentive fees, both of which are paid quarterly in cash. For the years ended December 31, 2013 and 2012, approximately 78% and 84%, respectively, of our total standalone revenue was comprised of management fees. This strong and predictable cash flow enables us to continue to invest in our business, seed new products and provide our shareholders with an attractive dividend. See “Business — Fee Structure.”

Direct Origination, Disciplined Underwriting and Active Credit Management.  We believe that the combination of our direct origination platform, disciplined underwriting and active credit management is an important competitive advantage and helps us preserve capital and generate attractive risk-adjusted returns for our investors. Our ability to directly originate, structure and lead deals enables us to be more opportunistic and less reliant on traditional sources of origination. It also enables us to control the loan documentation process, including negotiation of covenants, which provides consistent underwriting standards. In addition, we employ active credit management and interact frequently with our borrowers.

Growing and Increasingly Diverse Investor Base.  Our fundraising efforts are diversified across distribution channels and investment products. Our ability to raise capital across institutional channels, public markets, and non-traded RIA channels has enabled us to consistently increase AUM. We have dedicated in-house capital markets, investor relations and marketing professionals who are in frequent dialogue with investors. Our emphasis on transparency and communication has been an important part of the growth of our investor base.

Experienced Team.  Our senior management team has on average over 20 years of experience in credit, including origination, underwriting, principal investing and loan structuring. Our credit management and restructuring teams include over 25 professionals with extensive experience in their respective disciplines. We employ an integrated and collaborative investment process that leverages the skills and knowledge of our investment and credit management professionals. We believe that this is an important competitive advantage and has allowed us to deliver attractive risk-adjusted returns to our investors over time. To further align the interests of our team, in connection with this offering, we intend to grant to our employees restricted stock units under our equity incentive plan, which will vest over a multi-year period.

Experience Managing Permanent Capital Vehicles.  We have significant experience raising and managing permanent capital vehicles. In particular, we have demonstrated an ability to grow our permanent capital vehicles in an accretive manner for investors, and to prudently manage our liabilities. As of March 31, 2014, MCC has issued an aggregate of $374 million of new common equity through five follow-on offerings, as well as $569 million aggregate principal amount of debt financing. Similarly, as of March 31, 2014, SIC has issued approximately $245 million of common equity as well as $295 million aggregate principal amount of debt financing, and has raised approximately $15 million, $30 million and $35 million of capital for the months of January, February and March 2014. Consistent access to the capital markets has allowed MCC and SIC to achieve compounded annual AUM growth rates since inception of 71% and 504%, respectively. Furthermore, we have created a robust infrastructure to manage our permanent capital vehicles, including financial reporting, independent third party quarterly valuations, investor relations, accounting and legal functions.

Our Growth Strategy

We believe that Medley's strong growth is attributable to our investment philosophy and results, our emphasis on client communication and service, and our ability to attract, develop and retain high caliber professionals. We are pursuing an initial public offering because we believe that it will accelerate our growth by enhancing our brand, provide capital to grow our investment strategies and increase our strategic flexibility. As we continue to expand the business, we intend to:

Organically Grow our Core Business.  We expect to grow AUM in our existing permanent capital vehicles, and may launch additional permanent capital vehicles or similar long-dated investment products in the future. We also intend to increase AUM in our long-dated funds and managed accounts both by expanding existing investor relationships and through attracting new investors.

Expand our Credit-Focused Product Offerings.  We intend to grow our investment platform to include additional investment products that are complementary to our core credit offerings. As we expand our product offerings, we expect to leverage our existing retail and institutional investor base, and to attract new investors. Finally, we expect to leverage our direct origination platform, underwriting process and active credit management capabilities to grow related investment product offerings.

Pursue Additional Strategic Relationships.  We have established valuable relationships with industry participants and large institutional investors who, among other things, provide market insights, product advice and access to other key relationships. We also have important relationships with large fund investors, leading commercial and investment banks, global professional services firms, key distribution agents and other market participants that we believe are of significant value. As we expand our product offerings and market presence, we intend to pursue opportunities through additional strategic relationships.

Investment Risks

An investment in shares of our Class A common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our company include, among other things, the following:

•	Difficult market and political conditions may adversely affect our business in many ways, including by reducing the value or hampering the performance of the investments made by our funds, each of which could materially and adversely affect our business, results of operations and financial condition.
•	We may not be able to maintain our current fee structure as a result of industry pressure from fund investors to reduce fees, which could have an adverse effect on our profit margins and results of operations.
•	If we are unable to consummate or successfully integrate development opportunities, acquisitions or joint ventures, we may not be able to implement our growth strategy successfully.
•	An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies.
•	The investment management business is competitive.
•	Extensive regulation affects our activities, increases the cost of doing business and creates the potential for significant liabilities and penalties that could adversely affect our businesses and results of operations.

Please see “Risk Factors” for a discussion of these and other factors you should consider before making an investment in shares of our Class A common stock.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our most recently completed fiscal year as of the initial filing date of the registration statement of which this prospectus forms a part, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include:

•	Presentation of only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations;
•	Reduced disclosure about our executive compensation arrangements;
•	No non-binding stockholder advisory votes on executive compensation or golden parachute arrangements; and
•	Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of: (1) the end of the fiscal year following the fifth anniversary of this offering; (2) the first fiscal year after our annual gross revenues are $1.0 billion or more; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (4) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year. We have taken advantage of reduced disclosure regarding executive compensation arrangements in this prospectus, and we may choose to take advantage of some but not all of these reduced disclosure obligations in future filings. If we do, the information that we provide stockholders may be different than you might get from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Our Structure

Following this offering, Medley Management Inc. will be a holding company and its sole asset will be a controlling equity interest in Medley LLC. Medley Management Inc. will operate and control all of the business and affairs and consolidate the financial results of Medley LLC and its subsidiaries. Prior to the completion of this offering, the limited liability company agreement of Medley LLC will be amended and restated to, among other things, modify its capital structure by reclassifying the interests currently held by our pre-IPO owners into a single new class of units that we refer to as “LLC Units.” We and our pre-IPO owners will also enter into an exchange agreement under which they (or certain permitted transferees) will have the right, from and after the first anniversary of the date of the completion of this offering (subject to the terms of the exchange agreement), to exchange their LLC Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. See “Certain Relationships and Related Person Transactions — Exchange Agreement.”

Medley Group LLC, an entity wholly-owned by our pre-IPO owners, holds all 100 issued and outstanding shares of our Class B common stock. For so long as our pre-IPO owners and then-current Medley personnel hold at least 10% of the aggregate number of shares of Class A common stock and LLC Units (excluding those LLC Units held by Medley Management Inc.) then outstanding, which we refer to as the “Substantial Ownership Requirement,” the Class B common stock will entitle Medley Group LLC, without regard to the number of shares of Class B common stock held by it, to a number of votes that is equal to 10 times the aggregate number of LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of Class B common stock and entitle each other holder of Class B common stock, without regard to the number of shares of Class B common stock held by such other holder, to a number of votes that is equal to 10 times the number of LLC Units held by such holder. For purposes of calculating the Substantial Ownership Requirement, (1) shares of Class A common stock deliverable to our pre-IPO owners and then-current Medley personnel pursuant to outstanding equity awards will be deemed then outstanding and (2) shares of Class A common stock and LLC Units held by any estate, trust, partnership or limited liability company or other similar entity of which any pre-IPO owner or then-current Medley personnel is a trustee, partner, member or similar party will be considered held by such pre-IPO owner or other then-current Medley personnel. From and after the time that the Substantial Ownership Requirement is no longer satisfied, the Class B common stock will entitle Medley Group LLC, without regard to the number of shares of Class B common stock held by it, to a number of votes that is equal to the aggregate number of LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of Class B common stock and entitle each other holder of Class B common stock, without regard to the number of shares of Class B common stock held by such other holder, to a number of votes that is equal to the number of LLC Units held by such holder. If at any time the ratio at which LLC Units are exchangeable for shares of our Class A common stock changes from one-for-one as described under “Certain Relationships and Related Person Transactions — Exchange Agreement,” the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Holders of LLC Units other than Medley Management Inc., including our pre-IPO owners, will, subject to limited exceptions, be prohibited from transferring any LLC Units held by them upon consummation of this offering, or any shares of Class A common stock received upon exchange of such LLC Units, until the third anniversary of this offering without our consent. Thereafter and prior to the fourth and fifth anniversaries of this offering, such holders may not transfer more than 33 1/3% and 66 2/3%, respectively, of the number of LLC Units held by them upon consummation of this offering, together with the number of any shares of Class A common stock received by them upon exchange therefor, without our consent. While this agreement could be amended or waived by us, our pre-IPO owners have advised us that they do not intend to seek any waivers of these restrictions.

The diagram below depicts our organizational structure immediately following this offering. For additional detail, see “Organizational Structure.”

(1)	The Class B common stock will provide Medley Group LLC with a number of votes that is equal to 10 times the aggregate number of LLC Units held by all non-managing members of Medley LLC. From and after the time that the Substantial Ownership Requirement is no longer satisfied, the Class B common stock will provide Medley Group LLC with a number of votes that is equal to the aggregate number of LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of Class B common stock. For additional information, see “Organizational Structure — Organizational Structure Following this Offering.”
(2)	Certain individuals, entities and other partners engaged in our business will continue to own interests directly in selected operating subsidiaries, including, in certain instances, entities that receive management, performance and incentive fees from funds that we advise. For additional information concerning these interests, see “Organizational Structure — Organizational Structure Following this Offering.”

Medley Management Inc. was incorporated in Delaware on June 13, 2014. Our principal executive offices are located at 375 Park Avenue, 33rd Floor, New York, NY 10152 and our telephone number is (212) 759-0777.

The Offering

Class A common stock offered by Medley Management Inc.
shares.
Option to purchase additional shares of our Class A common stock shares.
Class A common stock outstanding after giving effect to this offering shares (or shares if all outstanding LLC Units held by the non-managing members of Medley LLC were exchanged for newly-issued shares of Class A common stock on a one-for-one basis).
Voting power held by holders of Class A common stock after giving effect to this offering
%.
Voting power held by Medley Group LLC as holder of all outstanding shares of Class B common stock after giving effect to this offering
%.
Use of proceeds
We estimate that the net proceeds to Medley Management Inc. from this offering, after deducting estimated underwriting discounts, will be approximately $ million (or $ million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Medley LLC will bear or reimburse Medley Management Inc. for all of the expenses payable by it in this offering, which we estimate will be approximately $ million.
We intend to use all of the net proceeds from this offering (including from any exercise by the underwriters of their option to purchase additional shares of Class A common stock) to purchase a number of newly issued LLC Units from Medley LLC that is equivalent to the number of shares of Class A common stock that we offer and sell in this offering, as described under “Organizational Structure — Offering Transactions.”
We intend to cause Medley LLC to use these proceeds to repay indebtedness and for general corporate purposes. See “Use of Proceeds.”
Voting rights
Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.
Medley Group LLC, an entity wholly-owned by our pre-IPO owners, holds all of the outstanding shares of our Class B common stock. For so long as the Substantial Ownership Requirement is satisfied, it is anticipated that the Class B common stock will entitle Medley Group LLC to a number of votes that is equal to 10 times the aggregate number of LLC Units held by all non-managing members of Medley LLC. See “Description of Capital Stock — Common Stock — Class B Common Stock.”

Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.
Dividend policy
Following this offering and subject to legally available funds, we intend to pay quarterly cash dividends to the holders of our Class A common stock initially equal to $ per share of Class A common stock, commencing with the quarter of .
The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors will take into account general economic and business conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including Medley LLC) to us, and such other factors as our board of directors may deem relevant.
Medley Management Inc. is a holding company and has no material assets other than its ownership of Medley LLC. We intend to cause Medley LLC to make distributions to us in an amount sufficient to cover cash dividends, if any, declared by us. If Medley LLC makes such distributions to Medley Management Inc., the other holders of LLC Units will be entitled to receive equivalent distributions.
Exchange rights of holders of LLC Units
Prior to this offering we will enter into an exchange agreement with our pre-IPO owners so that they may, from and after the first anniversary of the date of the completion of this offering (subject to the terms of the exchange agreement) exchange their LLC Units for shares of Class A common stock of Medley Management Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. See “Certain Relationships and Related Person Transactions — Exchange Agreement.”
Transfer restrictions applicable to our pre-IPO owners
Holders of LLC Units other than Medley Management Inc., including our pre-IPO owners, will, subject to limited exceptions, be prohibited from transferring any LLC Units held by them upon consummation of this offering, or any shares of Class A common stock received upon exchange of such LLC Units, until the third anniversary of this offering without our consent. Thereafter and prior to the fourth and fifth anniversaries of this offering, such holders may not transfer more than 33 1/3% and 66 2/3%, respectively, of the number of LLC Units held by them upon consummation of this offering, together with the number of any shares of Class A common stock received by them upon exchange therefor, without our consent. See “Organizational Structure — Organizational Structure Following this Offering.”
Tax receivable agreement
Future exchanges of LLC Units for shares of Class A common stock are expected to result in increases in the tax basis of the tangible and intangible assets of Medley LLC. These increases in tax basis may increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of tax that Medley Management Inc. would otherwise be required to pay in the future. Prior to the completion of this offering, we will enter into a tax receivable agreement with the holders of LLC Units that provides for the payment by Medley Management Inc. to exchanging holders of LLC Units of 85% of the benefits, if any, that Medley Management Inc. is deemed to realize as a result of these increases in tax basis and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. See “Certain Relationships and Related Person Transactions — Tax Receivable Agreement.”
Risk factors
See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our Class A common stock.
Proposed New York Stock Exchange symbol
“MDLY”.

In this prospectus, unless otherwise indicated, the number of shares of Class A common stock outstanding and the other information based thereon does not reflect:

•	shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares of Class A common stock from us;
•	shares of Class A common stock issuable upon exchange of LLC Units that will be held by the non-managing members of Medley LLC immediately following this offering; or
•	shares of Class A common stock that may be granted under the Medley Management Inc. 2014 Omnibus Incentive Plan (“2014 Omnibus Incentive Plan”), including shares issuable pursuant to restricted stock units that we intend to grant to our employees at the time of this offering. See “Management — Medley Management Inc. 2014 Omnibus Incentive Plan” and “— IPO Date Restricted Stock Unit Awards.”

Summary Historical Combined and Consolidated Financial and Other Data

The following summary historical combined and consolidated financial and other data of Medley LLC should be read together with “Organizational Structure,” “Unaudited Pro Forma Consolidated Financial Information,” “Selected Historical Combined and Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes thereto included elsewhere in this prospectus. Medley LLC will be considered our predecessor for accounting purposes, and its combined and consolidated financial statements will be our historical financial statements following this offering. Under U.S. GAAP, Medley LLC will meet the definition of a variable interest entity. Medley Management Inc. will be the primary beneficiary of Medley LLC as a result of its 100% voting power and control over Medley LLC and as a result of its obligation to absorb losses and its right to receive benefits of Medley LLC that could potentially be significant to Medley LLC. Medley Management Inc. will consolidate Medley LLC on its consolidated financial statements and record a noncontrolling interest related to the LLC Units held by our pre-IPO owners on its consolidated statements of condition, operations, and comprehensive income.

We derived the summary historical combined and consolidated statement of operations data of Medley LLC and Medley GP Holdings LLC for each of the years ended December 31, 2013 and 2012 and the summary historical combined and consolidated balance sheet data as of December 31, 2013 and 2012 from the audited consolidated financial statements of Medley LLC and Medley GP Holdings LLC, which are included elsewhere in this prospectus. The combined and consolidated statement of operations data for the three months ended March 31, 2014 and 2013 and the combined and consolidated historical balance sheet data as of March 31, 2014 and 2013 have been derived from unaudited combined and consolidated financial statements of Medley LLC and Medley GP Holdings LLC included elsewhere in this prospectus. The unaudited combined and consolidated financial statements of Medley LLC and Medley GP Holdings LLC have been prepared on substantially the same basis as the audited combined and consolidated financial statements and include all adjustments that we consider necessary for a fair presentation of our combined and consolidated financial position and results of operations for all periods presented. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

The unaudited summary pro forma financial information has been prepared to reflect the issuance of shares of our Class A common stock offered by us in this offering and the other transactions described under “Unaudited Pro Forma Consolidated Financial Information.” The following unaudited summary pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated, nor is it indicative of future operating results.

	Actual				Pro Forma(1)
	Three Months Ended March 31,		Year Ended December 31,		Three Months Ended March 31, 2014	Year Ended December 31, 2013
	2014	2013	2013	2012
	(Dollars in thousands, except as indicated)
Statements of Operations Data:
Revenues
Management fees	$13,228	$6,928	$36,446	$25,325	$	$
Performance fees	755	4	2,412	765
Other income and fees	2,013	896	5,011	2,152
Total revenues	15,996	7,828	43,869	28,242
Expenses
Compensation and benefits	3,759	3,296	13,712	11,477
Performance fee compensation	1,518	1,357	7,192	5,148
Consolidated Funds expenses	320	235	1,225	1,653
General, administrative and other expenses	4,229	2,801	12,655	9,679
Total expenses	9,826	7,689	34,784	27,957
Other income (expense)
Dividend and other income	222	222	886	245
Interest expense	(633)	(386)	(1,479)	(831)
Other income (expense)	(931)	256	(483)	(552)
Interest of Consolidated Funds	12,109	11,888	49,912	36,335
Net realized gain (loss) on investments of Consolidated Funds	1,357	—	(16,080)	(1,600)
Net change in unrealized appreciation (depreciation) on investments of Consolidated Funds	(8,137)	(6,333)	(3,667)	(9,316)
Total other income (expense), net	3,987	5,647	29,089	24,281
Income before income taxes	10,157	5,786	38,174	24,566
Provision for income taxes	504	325	1,639	1,087
Net income	9,653	5,461	36,535	23,479
Less: Net income attributable to non-controlling interests in Consolidated Funds	3,912	1,283	12,898	11,561
Less: Net income attributable to non-controlling interests in Consolidated Subsidiaries	242	—	—	—
Net income attributable to members	$5,499	$4,178	$23,637	$11,918
Combined and Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,969	$1,813	$5,395	$1,292
Total assets	599,406	407,847	508,949	437,876
Loans payable	45,611	9,627	27,990	6,514
Members’ equity (deficit)	(38,643)	2,678	(18,554)	(457)
Standalone Data(2):
Core EBITDA(3)	$7,773	$5,387	$30,798	$14,872
Core Net Income(3)	6,818	4,863	28,329	13,384
Cash and cash equivalents	1,969	1,813	5,395	1,292
Total assets	41,167	34,003	43,314	29,621
Loans payable	45,611	9,627	27,990	6,514
Members’ equity (deficit)	(38,643)	2,678	(18,554)	(457)
Other Data (at period end, in millions):
AUM	$2,602	$1,782	$2,283	$1,765
Fee earning AUM	2,140	1,579	1,752	1,313

(1)	Refer to “Unaudited Pro Forma Condensed Consolidated Financial Information.”
(2)	Under generally accepted accounting principles in the United States (“GAAP”), we are required to consolidate (a) entities in which we hold a majority voting interest or have majority ownership and control over the operational, financial and investing decisions of that entity, including affiliates and affiliated funds for which we are the general partner and are presumed to have control, and (b) entities that we concluded are variable interest entities (“VIEs”), for which we are deemed to be the primary beneficiary. In order to make operating decisions, assess performance and allocate resources, management uses information derived from our combined and consolidated balance sheets and statements of operations that has been adjusted to eliminate the consolidating effects of the Consolidated Funds, on our combined and consolidated balance sheets and statements, which we refer to as “standalone financial information” or information presented on a “standalone basis.” See Management’s Discussion and Analysis of Financial Condition and Results of Operations — Managing Business Performance.”
(3)	Core EBITDA is an income measure also used by management to assess the performance of our business. Core EBITDA is calculated as Core Net Income before interest expense as well as taxes, depreciation and amortization. Core Net Income is an income measure that is used by management to assess the performance of our business through the removal of non-core items, as well as non-recurring expenses associated with the transactions contemplated herein. It is calculated by adjusting standalone net income attributable to members to exclude reimbursable expenses associated with the launch of funds and certain one-time severance costs. In the future, Core Net Income will also exclude the amortization of any one-time equity compensation expense associated with grants of restricted stock units.

These standalone financial measures supplement and should be considered in addition to and not in lieu of the results of operations discussed further under “— Overview of Combined and Consolidated Results of Operations” which are prepared in accordance with GAAP. For a reconciliation of these measures to the most comparable measure in accordance with GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations  — Standalone Results of Operations — Reconciliation of Certain Standalone Performance Measures to Consolidated GAAP Financial Measures.” See Note 13, “Segment Reporting,” to our combined and consolidated financial statements included elsewhere in this prospectus for more information.

RISK FACTORS

An investment in shares of our Class A common stock involves risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in shares of our Class A common stock.

Risks Related to Our Business and Industry

Difficult market and political conditions may adversely affect our business in many ways, including by reducing the value or hampering the performance of the investments made by our funds, each of which could materially and adversely affect our business, results of operations and financial condition.

Our business is materially affected by conditions in the global financial markets and economic and political conditions throughout the world, such as interest rates, availability and cost of credit, inflation rates, economic uncertainty, changes in laws (including laws relating to our taxation, taxation of our investors, the possibility of changes to tax laws in either the United States or any non-U.S. jurisdiction and regulations on asset managers), trade barriers, commodity prices, currency exchange rates and controls and national and international political circumstances (including wars, terrorist acts and security operations). These factors are outside of our control and may affect the level and volatility of asset prices and the liquidity and value of investments, and we may not be able to or may choose not to manage our exposure to these conditions. Ongoing developments in the U.S. and global financial markets following the unprecedented turmoil in the global capital markets and the financial services industry in late 2008 and early 2009 continue to illustrate that the current environment is still one of uncertainty and instability for investment management businesses. These and other conditions in the global financial markets and the global economy may result in adverse consequences for our funds and their respective investee companies, which could restrict such funds’ investment activities and impede such funds’ ability to effectively achieve their investment objectives. In addition, because the fees we earn under our investment management agreements are based in part on the market value of our assets under management and in part on investment performance, if any of these factors cause a decline in our assets under management or result in non-performance of loans by investee companies, it would result in lower fees earned, which could in turn materially and adversely affect our business and results of operations.

We derive a substantial portion of our revenues from funds managed pursuant to advisory agreements that may be terminated or fund partnership agreements that permit fund investors to remove us as the general partner.

With respect to our permanent capital vehicles, each fund’s investment management agreement must be approved annually by such fund’s board of directors or by the vote of a majority of the stockholders and the majority of the independent members of such fund’s board of directors and, in certain cases, by its stockholders, as required by law. In addition, as required by the Investment Company Act, both MCC and SIC have the right to terminate their respective management agreements without penalty upon 60 days’ written notice to their respective advisers. Termination of these agreements would reduce the fees we earn from the relevant funds, which could have a material adverse effect on our results of operations. For the three months ended March 31, 2014, and the years ended December 31, 2013 and 2012, our investment advisory relationships with MCC and SIC represented approximately 71.8%, 75.3% and 55.8% of our total revenue. These investment advisory relationships also represented, in the aggregate, 57.0% of our AUM at March 31, 2014. There can be no assurance that our investment management agreements with respect to MCC and SIC will remain in place.

With respect to our private funds, insofar as we control the general partner of such funds, the risk of termination of the investment management agreement for such funds is limited, subject to our fiduciary or contractual duties as general partner. However, the applicable fund partnership agreements may permit a majority of the limited partners of each respective fund to remove us as general partner by a majority or in certain circumstances, a super majority vote. In addition, the partnership agreements provide for dissolution of the partnership upon certain changes of control.

Our separately managed accounts are governed by investment management agreements that may be terminated by investors at any time for cause under the applicable agreement, and “cause” may include the departure of specified members of our senior management team. Absent cause, the investment management agreements that govern our separately managed accounts are generally not terminable during the specified investment period or following the specified investment period, prior to the scheduled maturities or disposition of the subject assets under management.

Termination of these agreements would negatively affect the fees we earn from the relevant funds, which could have a material adverse effect on our results of operations.

We may not be able to maintain our current fee structure as a result of industry pressure from fund investors to reduce fees, which could have an adverse effect on our profit margins and results of operations.

We may not be able to maintain our current fee structure as a result of industry pressure from fund investors to reduce fees. Although our investment management fees vary among and within asset classes, historically we have competed primarily on the basis of our performance and not on the level of our investment management fees relative to those of our competitors. In recent years, however, there has been a general trend toward lower fees in the investment management industry. In September 2009, the Institutional Limited Partners Association published a set of Private Equity Principles (the “Principles”) which were revised in January 2011. The Principles were developed to encourage discussion between limited partners and general partners regarding private equity fund partnership terms. Certain of the Principles call for enhanced “alignment of interests” between general partners and limited partners through modifications of some of the terms of fund arrangements, including proposed guidelines for fees and performance income structures. Although we have no obligation to modify any of our fees with respect to our existing funds, we may experience pressure to do so in our funds. More recently institutional investors have been allocating increasing amounts of capital to alternative investment strategies as well as attempting to reduce management and investment fees to external managers, whether through direct reductions, deferrals or rebates. We cannot assure you that we will succeed in providing investment returns and service that will allow us to maintain our current fee structure. Fee reductions on existing or future new businesses could have an adverse effect on our profit margins and results of operations. For more information about our fees see “Business — Fee Structure.”

A change of control of us could result in termination of our investment advisory agreements.

Pursuant to the Investment Company Act, each of the investment advisory agreements for the BDCs that we advise automatically terminates upon its deemed “assignment” and a BDC’s board and shareholders must approve a new agreement in order for us to continue to act as its investment adviser. In addition, pursuant to the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”), each of our investment advisory agreements for the separate accounts we manage may not be “assigned” without the consent of the client. A sale of a controlling block of our voting securities and certain other transactions would be deemed an “assignment” pursuant to both the Investment Company Act and the Investment Advisers Act. Such an assignment may be deemed to occur in the event that our pre-IPO owners dispose of enough of their interests in us such that they no longer own a controlling interest in us. If such a deemed assignment occurs, there can be no assurance that we will be able to obtain the necessary consents from clients whose funds are managed pursuant to separate accounts or the necessary approvals from the boards and shareholders of the SEC-registered BDCs that we advise. An assignment, actual or constructive, would trigger these termination and consent provisions and, unless the necessary approvals and consents are obtained, could adversely affect our ability to continue managing client accounts, resulting in the loss of assets under management and a corresponding loss of revenue.

The historical returns attributable to our funds should not be considered as indicative of the future results of our funds or of our future results or of any returns expected on an investment in our Class A common stock.

The historical performance of our funds is relevant to us primarily insofar as it is indicative of fees we have earned in the past and may earn in the future and our reputation and ability to raise new funds. The historical and potential returns of the funds we advise are not, however, directly linked to returns on our Class A common stock. Therefore, you should not conclude that positive performance of the funds we advise will necessarily result in positive returns on an investment in Class A common stock. However, poor performance of the funds we advise could cause a decline in our revenues and could therefore have a negative effect on our operating results and returns on our Class A common stock. An investment in our Class A common stock is not an investment in any of our funds. Also, there is no assurance that projections in respect of our funds or unrealized valuations will be realized.

Moreover, the historical returns of our funds should not be considered indicative of the future returns of these funds or from any future funds we may raise, in part because:

•	market conditions during previous periods may have been significantly more favorable for generating positive performance than the market conditions we may experience in the future;
•	our funds’ rates of returns, which are calculated on the basis of net asset value of the funds’ investments, including unrealized gains, which may never be realized;
•	our funds’ returns have previously benefited from investment opportunities and general market conditions that may not recur, and our funds may not be able to achieve the same returns or profitable investment opportunities or deploy capital as quickly;
•	the historical returns that we present in this prospectus derive largely from the performance of our earlier funds, whereas future fund returns will depend increasingly on the performance of our newer funds or funds not yet formed, which may have little or no realized investment track record;
•	you will not benefit from any value that was created in our funds prior to our becoming a public company if such value was previously realized;
•	in recent years, there has been increased competition for investment opportunities resulting from the increased amount of capital invested in alternative funds and high liquidity in debt markets, and the increased competition for investments may reduce our returns in the future; and
•	our newly established funds may generate lower returns during the period that they take to deploy their capital.

The future internal rate of return for any current or future fund may vary considerably from the historical internal rate of return generated by any particular fund, or for our funds as a whole. Future returns will also be affected by the risks described elsewhere in this prospectus, including risks of the industries and businesses in which a particular fund invests.

If we are unable to consummate or successfully integrate development opportunities, acquisitions or joint ventures, we may not be able to implement our growth strategy successfully.

Our growth strategy may include the selective development or acquisition of asset management businesses, advisory businesses or other businesses or financial products complementary to our business where we think we can add substantial value or generate substantial returns. The success of this strategy will depend on, among other things: (a) the availability of suitable opportunities, (b) the level of competition from other companies that may have greater financial resources, (c) our ability to value potential development or acquisition opportunities accurately and negotiate acceptable terms for those opportunities, (d) our ability to obtain requisite approvals and licenses from the relevant governmental authorities and to comply with applicable laws and regulations without incurring undue costs and delays, (e) our ability to identify and enter into mutually beneficial relationships with venture partners and (f) our ability to properly manage conflicts of interest. Moreover, even if we are able to identify and successfully complete an acquisition, we may encounter unexpected difficulties or incur unexpected costs associated with integrating and overseeing the operations of the new businesses or activities. If we are not successful in implementing our growth strategy, our business, results of operations and the market price for our Class A common stock may be adversely affected.

We depend on third-party distribution sources to market our investment strategies.

Our ability to grow our AUM, particularly with respect to our BDCs, is dependent on access to third-party intermediaries, including investment banks, broker dealers and RIAs. We cannot assure you that these intermediaries will continue to be accessible to us on commercially reasonable terms, or at all. In addition, pension fund consultants may review and evaluate our institutional products and our firm from time to time. Poor reviews or evaluations of either a particular product, or of us, may result in institutional client withdrawals or may impair our ability to attract new assets through these consultants.

An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies.

Our funds have historically invested primarily in privately held companies. Investments in private companies pose certain incremental risks as compared to investments in public companies including that private companies:

•	have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress;
•	may have limited financial resources and may be unable to meet their obligations under debt that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment;
•	may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;
•	are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our investee company and, in turn, on us; and
•	generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, directors or employees may, in the ordinary course of business, be named as defendants in litigation arising from our funds’ investments in investee companies.

Finally, limited public information generally exists about private companies and these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of our funds’ advisors to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. Additionally, these companies and their financial information will not generally be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, our funds may lose money on such investments.

Our funds’ investments in investee companies may be risky, and our funds could lose all or part of their investments.

Our funds pursue strategies focused on investing primarily in the debt of privately owned U.S. companies.

•	Senior Secured Debt and Second Lien Secured Debt. When our funds invest in senior secured term debt and second lien secured debt, our funds will generally take a security interest in the available assets of these investee companies, including the equity interests of their subsidiaries. There is a risk that the collateral securing such investments may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the investee company to raise additional capital. Also, in some circumstances, our security interest could be subordinated to claims of other creditors. In addition, deterioration in an investee company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the debt. Consequently, the fact that debt is secured does not guarantee that we will receive principal and interest payments according to the investment terms, or at all, or that we will be able to collect on the investment should we be forced to enforce our remedies.
•	Senior Unsecured Debt. Our funds may also make unsecured debt investments in investee companies, meaning that such investments will not benefit from any interest in collateral of such companies.
•	Subordinated Debt. Our subordinated debt investments will generally be subordinated to senior debt and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject our funds to non-cash income. Since the applicable fund would not receive any principal repayments prior to the maturity of some of our subordinated debt investments, such investments will be of greater risk than amortizing loans.
•	Equity Investments. Certain of our funds make selected equity investments. In addition, when our funds invest in senior and subordinated debt, they may acquire warrants or options to purchase equity securities or benefit from other types of equity participation. Our goal is ultimately to dispose of these equity interests and realize gains upon our disposition of such interests. However, the equity interests our funds receive may not appreciate in value and, in fact, may decline in value. Accordingly, our funds may not be able to realize gains from such equity interests, and any gains that our funds do realize on the disposition of any equity interests may not be sufficient to offset any other losses our funds experience.

Most loans in which our funds invest will not be rated by any rating agency and, if they were rated, they would be rated as below investment grade quality. Loans rated below investment grade quality are generally regarded as having predominantly speculative characteristics and may carry a greater risk with respect to a borrower’s capacity to pay interest and repay principal.

Prepayments of debt investments by our investee companies could adversely impact our results of operations.

We are subject to the risk that the investments our funds make in investee companies may be repaid prior to maturity. When this occurs, our BDCs will generally use such proceeds to reduce their existing borrowings and our private funds will generally return such capital to its investors, which capital may be recalled at a later date pursuant to such fund’s governing documents, With respect to our SMAs, if such event occurs after the investment period, such capital will be returned to investors. Any future investment in a new investee company may also be at lower yields than the debt that was repaid. As a result, the results of operations of the affected fund could be materially adversely affected if one or more investee companies elect to prepay amounts owed to such fund, which could in turn have a material adverse effect on our results of operations.

Our funds’ investee companies may incur debt that ranks equally with, or senior to, our funds’ investments in such companies.

Our funds pursue a strategy focused on investing primarily in the debt of privately owned U.S. companies. Our funds’ investee companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which our funds invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which our funds invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of an investee company, holders of debt instruments ranking senior to our funds’ investment in that investee company would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such investee company may not have any remaining assets to use for repaying its obligation to our funds. In the case of debt ranking equally with debt instruments in which our funds invest, our funds would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant investee company.

Subordinated liens on collateral securing loans that our funds make to their investee companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and our funds.

Certain debt investments that our funds make in investee companies are secured on a second priority basis by the same collateral securing senior secured debt of such companies. The first priority liens on the collateral will secure the investee company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the debt. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before our funds. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then our funds, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the investee company’s remaining assets, if any.

Our funds may also make unsecured debt investments in investee companies, meaning that such investments will not benefit from any interest in collateral of such companies. Liens on such investee companies’ collateral, if any, will secure the investee company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the investee company under its secured debt agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before us. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy our unsecured debt obligations after payment in full of all secured debt obligations. If such proceeds were not sufficient to repay the outstanding secured debt obligations, then our unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the investee company’s remaining assets, if any.

The rights our funds may have with respect to the collateral securing the debt investments our funds make in their investee companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that our funds enter into with the holders of senior secured debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the discretion of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. Our funds may not have the ability to control or direct such actions, even if their rights are adversely affected.

There may be circumstances where our funds’ debt investments could be subordinated to claims of other creditors or our funds could be subject to lender liability claims.

If one of our investee companies were to go bankrupt, depending on the facts and circumstances, including the extent to which our funds actually provided managerial assistance to that investee company or a representative of us sat on the board of directors of such investee company, a bankruptcy court might recharacterize our fund’s debt investment and subordinate all or a portion of our fund’s claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, our funds’ legal rights may be subordinated to other creditors.

In addition, lenders in certain cases can be subject to lender liability claims for actions taken by them when they become too involved in the borrower’s business or exercise control over a borrower. It is possible that we or our funds could become subject to a lender’s liability claim, including as a result of actions taken if we or our funds render significant managerial assistance to, or exercise control or influence over the board of directors of, the borrower.

Our funds may not have the resources or ability to make additional investments in our investee companies.

After an initial investment in an investee company, our funds may be called upon from time to time to provide additional funds to such company or have the opportunity to increase their investment through the exercise of a warrant or other right to purchase common stock. There is no assurance that the applicable fund will make, or will have sufficient resources to make, follow-on investments. Even if such fund has sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our level of risk, we prefer other opportunities or we are limited in our ability to do so by compliance with BDC requirements or maintaining RIC status, if applicable. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on an investee company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected return on the investment.

Economic recessions or downturns could impair our investee companies and harm our operating results.

Many of our investee companies are susceptible to economic slowdowns or recessions and may be unable to repay our funds’ debt investments during these periods. Therefore, our funds’ non-performing assets are likely to increase, and the value of our funds’ portfolios are likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our senior secured or second lien secured debt. A severe recession may further decrease the value of such collateral and result in losses of value in such portfolios. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. Occurrence of any of these events could materially and adversely affect our business and results of operations.

A covenant breach by our investee companies may harm our operating results.

A investee company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its debt and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize an investee company’s ability to meet its obligations under the debt or equity instruments that our funds hold. Our funds may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting investee company. To the extent our funds incur additional costs and/or do not recover their investments in investee companies, we may earn reduced management and incentive fees, which may adversely affect our results of operations.

The investment management business is competitive.

The investment management business is competitive, with competition based on a variety of factors, including investment performance, business relationships, quality of service provided to investors, investor liquidity and willingness to invest, fund terms (including fees), brand recognition and business reputation. We compete for investors with a number of other investment managers, public and private funds, BDCs, small business investment companies and others. Numerous factors increase our competitive risks, including:

•	a number of our competitors have greater financial, technical, marketing and other resources and more personnel than we do;
•	some of our funds may not perform as well as competitors’ funds or other available investment products;
•	several of our competitors have raised significant amounts of capital, and many of them have similar investment objectives to ours, which may create additional competition for investment opportunities and may reduce the size and duration of pricing inefficiencies that otherwise could be exploited;
•	some of our competitors may have a lower cost of capital and access to funding sources that are not available to us, which may create competitive disadvantages for us with respect to our funds;
•	some of our competitors may be subject to less regulation and, accordingly, may have more flexibility to undertake and execute certain businesses or investments than we do and/or bear less compliance expense than we do;
•	some of our competitors may have more flexibility than we have in raising certain types of funds under the investment management contracts they have negotiated with their investors;
•	some of our competitors may have better expertise or be regarded by investors as having better expertise in a specific asset class or geographic region than we do; and
•	other industry participants may, from time to time, seek to recruit our investment professionals and other employees away from us.

In addition, the attractiveness of our funds relative to investments in other investment products could decrease depending on economic conditions. This competitive pressure could adversely affect our ability to make successful investments and limit our ability to raise future funds, either of which would adversely impact our business, results of operations and financial condition.

Our funds operate in a competitive market for lending that has recently intensified, and competition may limit our funds’ ability to originate or acquire desirable loans and investments and could also affect the yields of these assets and have a material adverse effect on our business, results of operations and financial condition.

Our funds operate in a competitive market for lending that recently has intensified. Our profitability depends, in large part, on our funds’ ability to originate or acquire credit investments on attractive terms. In originating or acquiring our target credit investments, we compete with a variety of institutional lenders and investors, including specialty finance companies, public and private funds, commercial and investment banks, BDCs, small business investment companies, REITs, commercial finance and insurance companies and others. Some competitors may have a lower cost of funds and access to funding sources that are not available to us, such as the U.S. Government. Many of our competitors or their funds are not subject to the operating constraints associated with regulated investment company (“RIC”) compliance or compliance with the Investment Company Act of 1940, as amended (the “Investment Company Act”). In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, offer more attractive pricing, transaction structures, covenants or other terms and establish more relationships than us. Furthermore, competition for originations of and investments in our target assets may lead to the yields of such assets decreasing, which may further limit our ability to generate satisfactory returns. Also, as a result of this competition, desirable loans and investments may be limited in the future and our funds may not be able to take advantage of attractive lending and investment opportunities from time to time, thereby limiting their ability to identify and originate loans or make investments that are consistent with their investment objectives. We cannot assure you that the competitive pressures our funds face will not have a material adverse effect on our business, results of operations and financial condition.

Dependence on leverage by our funds and their investee companies subjects us to volatility and contractions in the debt financing markets and could adversely affect our ability to achieve attractive rates of return on those investments.

Some of our funds and their investee companies rely on the use of leverage, and our ability to achieve attractive rates of return on investments will depend on our ability to access sufficient sources of indebtedness at attractive rates. If our funds or the companies in which our funds invest raise capital in the structured credit, leveraged loan and high yield bond markets, the results of their operations may suffer if such markets experience dislocations, contractions or volatility. Any such events could adversely impact the availability of credit to businesses generally and could lead to an overall weakening of the U.S. and global economies. Any economic downturn could adversely affect the financial resources of our funds and their investments (in particular those investments that depend on credit from third parties or that otherwise participate in the credit markets) and their ability to make principal and interest payments on, or refinance, outstanding debt when due. Moreover, these events could affect the terms of available debt financing with, for example, higher rates, higher equity requirements and/or more restrictive covenants.

The absence of available sources of sufficient debt financing for extended periods of time or an increase in either the general levels of interest rates or in the risk spread demanded by sources of indebtedness would make it more expensive to finance those investments. Certain investments may also be financed through borrowings on fund-level debt facilities, which may or may not be available for a refinancing at the end of their respective terms. Finally, the interest payments on the indebtedness used to finance our funds’ investments are generally deductible expenses for income tax purposes, subject to limitations under applicable tax law and policy. Any change in such tax law or policy to eliminate or substantially limit these income tax deductions, as has been discussed from time to time in various jurisdictions, would reduce the after-tax rates of return on the affected investments, which may have an adverse impact on our businesses and financial results.

Similarly, our funds’ investee companies regularly utilize the corporate debt markets to obtain additional financing for their operations. If the credit markets render such financing difficult to obtain or more expensive, this may negatively impact the operating performance of those investee companies and, therefore, the investment returns of our funds. In addition, if the markets make it difficult or impossible to refinance debt that is maturing in the near term, some of our investee companies may be unable to repay such debt at maturity and may be forced to sell assets, undergo a recapitalization or seek bankruptcy protection. Any of the foregoing circumstances could have a material adverse effect on our business, results of operations and financial condition.

Our funds may choose to use leverage as part of their respective investment programs. The use of leverage poses a significant degree of risk and enhances the possibility of a significant loss to investors. A fund may borrow money from time to time to make investments or may enter into derivative transactions with counterparties that have embedded leverage. The interest expense and other costs incurred in connection with such borrowing may not be recovered by returns on such investments and may be lost, and the timing and magnitude of such losses may be accelerated or exacerbated, in the event of a decline in the market value of such investments. Gains realized with borrowed funds may cause the fund’s net asset value to increase at a faster rate than would be the case without borrowings. However, if investment results fail to cover the cost of borrowings, the fund’s net asset value could also decrease faster than if there had been no borrowings. In addition, as BDCs registered under the Investment Company Act, MCC and SIC are each permitted to issue senior securities in amounts such that its asset coverage ratio equals at least 200% after each issuance of senior securities. Each of MCC’s and SIC’s ability to pay dividends will be restricted if its asset coverage ratio falls below at least 200% and any amounts that it uses to service its indebtedness are not available for dividends to its common stockholders. An increase in interest rates could also decrease the value of fixed-rate debt investments that our funds make. Any of the foregoing circumstances could have a material adverse effect on our business, results of operations and financial condition.

Some of our funds may invest in companies that are highly leveraged, which may increase the risk of loss associated with those investments.

Some of our funds may invest in companies whose capital structures involve significant leverage. For example, in many non-distressed private equity investments, indebtedness may be as much as 75% or more of an investee company’s total debt and equity capitalization, including debt that may be incurred in connection with the investment, whether incurred at or above the investment-level entity. In distressed situations, indebtedness may exceed 100% or more of an investee company’s capitalization. Additionally, the debt positions originated or acquired by our funds may be the most junior in what could be a complex capital structure, and thus subject us to the greatest risk of loss.

Investments in highly leveraged entities are also inherently more sensitive to declines in revenues, increases in expenses and interest rates and adverse economic, market and industry developments.

Furthermore, the incurrence of a significant amount of indebtedness by an entity could, among other things:

•	subject the entity to a number of restrictive covenants, terms and conditions, any violation of which could be viewed by creditors as an event of default and could materially impact our fund’s ability to realize value from the investment;
•	allow even moderate reductions in operating cash flow to render the entity unable to service its indebtedness, leading to a bankruptcy or other reorganization of the entity and a loss of part or all of our fund’s equity investment in it;

•	give rise to an obligation to make mandatory prepayments of debt using excess cash flow, which might limit the entity’s ability to respond to changing industry conditions if additional cash is needed for the response, to make unplanned but necessary capital expenditures or to take advantage of growth opportunities;
•	limit the entity’s ability to adjust to changing market conditions, thereby placing it at a competitive disadvantage compared to its competitors that have relatively less debt;
•	limit the entity’s ability to engage in strategic acquisitions that might be necessary to generate attractive returns or further growth; and
•	limit the entity’s ability to obtain additional financing or increase the cost of obtaining such financing, including for capital expenditures, working capital or other general corporate purposes.

As a result, the risk of loss associated with a leveraged entity is generally greater than for companies with comparatively less debt. For example, a number of investments consummated by private equity sponsors during 2005, 2006 and 2007 that utilized significant amounts of leverage subsequently experienced severe economic stress and, in certain cases, defaulted on their debt obligations due to a decrease in revenues and cash flow precipitated by the subsequent economic downturn during 2008 and 2009.

We generally do not control the business operations of our investee companies and, due to the illiquid nature of our investments, may not be able to dispose of such investments.

Investments by our funds generally consist of debt instruments and equity securities of companies that we do not control. We do not expect to control most of our investee companies, even though we may have board representation or board observation rights, and our debt agreements may impose certain restrictive covenants on our borrowers. As a result, we are subject to the risk that an investee company in which our funds invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in private companies, we may not be able to dispose of our interests in our investee companies as readily as we would like or at an appropriate valuation. As a result, an investee company may make decisions that could decrease the value of our investment holdings.

A substantial portion of our investments may be recorded at fair value as determined in good faith by or under the direction of our respective funds’ boards of directors or similar bodies and, as a result, there may be uncertainty regarding the value of our funds’ investments.

The debt and equity instruments in which our funds invest for which market quotations are not readily available will be valued at fair value as determined in good faith by or under the direction of such fund’s board of directors or similar body. Most, if not all, of our fund’s investments (other than cash and cash equivalents) are classified as Level 3 under Accounting Standards Codification Topic 820 — Fair Value Measurements and Disclosures. This means that our funds’ portfolio valuations will be based on unobservable inputs and our funds’ assumptions about how market participants would price the asset or liability in question. We expect that inputs into the determination of fair value of our funds’ portfolio investments will require significant management judgment or estimation. Even if observable market data is available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. Our funds retain the services of an independent service provider to review the valuation of these loans and securities. The types of factors that the board of directors, general partner or similar body may take into account in determining the fair value of a fund’s investments generally include, as appropriate, comparison to publicly traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of an investee company, the nature and realizable value of any collateral, the investee company’s ability to make payments and its earnings and discounted cash flow, the markets in which the investee company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these loans and securities existed. Our funds’ net asset value could be adversely affected if determinations regarding the fair value of such fund’s investments were materially higher than the values that such fund ultimately realize upon the disposal of such loans and securities.

We may need to pay “clawback” obligations if and when they are triggered under the governing agreements with respect to certain of our funds and SMAs.

Generally, if at the termination of a fund (and sometimes at interim points in the life of a fund), the fund has not achieved investment returns that (in most cases) exceed the preferred return threshold or (in all cases) the general partner receives net profits over the life of the fund in excess of its allocable share under the applicable partnership agreement, we will be obligated to repay an amount equal to the extent to which carried interest that was previously distributed to us exceeds the amounts to which we are ultimately entitled. These repayment obligations may be related to amounts previously distributed to our senior professionals prior to the completion of this offering, with respect to which our Class A common stockholders did not receive any benefit. This obligation is known as a “clawback” obligation. Due in part to our investment performance, as of December 31, 2013 and 2012, if the funds were liquidated at their fair values at that date, there would have been no clawback obligation or liability. There can be no assurance that we will not incur a clawback obligation in the future. At December 31, 2013 and 2012, had we assumed all existing investments were worthless, the net amount of carried interest subject to clawback would have been approximately $12.2 million and $4.0 million, respectively. Although a clawback obligation is several to each person who received a distribution, and not a joint obligation, the governing agreements of our funds generally provide that, if a recipient does not fund his or her respective share, we may have to fund such additional amounts beyond the amount of carried interest we retained, although we generally will retain the right to pursue remedies against those carried interest recipients who fail to fund their obligations. We may need to use or reserve cash to repay such clawback obligations instead of using the cash for other purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contingent Obligations.”

Our funds may face risks relating to undiversified investments.

While diversification is generally an objective of our funds, there can be no assurance as to the degree of diversification, if any, that will be achieved in any fund investments. Difficult market conditions or slowdowns affecting a particular asset class, geographic region or other category of investment could have a significant adverse impact on a fund if its investments are concentrated in that area, which would result in lower investment returns. This lack of diversification may expose a fund to losses disproportionate to economic conditions or market declines in general if there are disproportionately greater adverse movements in the particular investments. If a fund holds investments concentrated in a particular issuer, security, asset class or geographic region, such fund may be more susceptible than a more widely diversified investment portfolio to the negative consequences of a single corporate, economic, political or regulatory event. Accordingly, a lack of diversification on the part of a fund could adversely affect a fund’s performance and, as a result, our results of operations and financial condition.

Third-party investors in our private funds may not satisfy their contractual obligation to fund capital calls when requested, which could adversely affect a fund’s operations and performance.

Investors in our private funds make capital commitments to those funds that we are entitled to call from those investors at any time during prescribed periods. We depend on investors fulfilling and honoring their commitments when we call capital from them for those funds to consummate investments and otherwise pay their obligations when due. Any investor that did not fund a capital call would be subject to several possible penalties, including having a meaningful amount of its existing investment forfeited in that fund. However, the impact of the penalty is directly correlated to the amount of capital previously invested by the investor in the fund and if an investor has invested little or no capital, for instance early in the life of the fund, then the forfeiture penalty may not be as meaningful. Investors may also negotiate for lesser or reduced penalties at the outset of the fund, thereby limiting our ability to enforce the funding of a capital call. Third-party investors in private funds often use distributions from prior investments to meet future capital calls. In cases where valuations of existing investments fall and the pace of distributions slows, investors may be unable to make new commitments to third-party managed investment funds such as those advised by us. A failure of investors to honor a significant amount of capital calls for any particular fund or funds could have a material adverse effect on the operation and performance of those funds.

Our funds may be forced to dispose of investments at a disadvantageous time.

Our funds may make investments that they do not advantageously dispose of prior to the date the applicable fund is dissolved, either by expiration of such fund’s term or otherwise. Although we generally expect that investments will be disposed of prior to dissolution or be suitable for in-kind distribution at dissolution, and the general partners of the funds have only a limited ability to extend the term of the fund with the consent of fund investors or the advisory board of the fund, as applicable, our funds may have to sell, distribute or otherwise dispose of investments at a disadvantageous time as a result of dissolution. This would result in a lower than expected return on the investments and, perhaps, on the fund itself.

Hedging strategies may adversely affect the returns on our funds’ investments.

When managing our exposure to market risks, we may (on our own behalf or on behalf of our funds) from time to time use forward contracts, options, swaps (including total return swaps), caps, collars, floors, foreign currency forward contracts, currency swap agreements, currency option contracts or other strategies. The success of any hedging or other derivative transactions generally will depend on our ability to correctly predict market or foreign exchange changes, the degree of correlation between price movements of a derivative instrument and the position being hedged, the creditworthiness of the counterparty and other factors. As a result, while we may enter into a transaction to reduce our or a fund’s exposure to market risks, the transaction may result in poorer overall investment performance than if it had not been executed. Such transactions may also limit the opportunity for gain if the value of a hedged position increases.

While such hedging arrangements may reduce certain risks, such arrangements themselves may entail certain other risks. These arrangements may require the posting of cash collateral at a time when we or a fund has insufficient cash or illiquid assets such that the posting of the cash is either impossible or requires the sale of assets at prices that do not reflect their underlying value. Moreover, these hedging arrangements may generate significant transaction costs, including potential tax costs, that may reduce the returns generated by a fund. Finally, the CFTC has made several public statements that it may soon issue a proposal for certain foreign exchange products to be subject to mandatory clearing, which could increase the cost of entering into currency hedges.

Our business depends in large part on our ability to raise capital from investors. If we were unable to raise such capital, we would be unable to collect management fees or deploy such capital into investments, which would materially and adversely affect our business, results of operations and financial condition.

Our ability to raise capital from investors depends on a number of factors, including many that are outside our control. Investors may downsize their investment allocations to credit focused private funds or BDCs or to rebalance a disproportionate weighting of their overall investment portfolio among asset classes. Poor performance of our funds could also make it more difficult for us to raise new capital. Our investors and potential investors continually assess our funds’ performance independently and relative to market benchmarks and our competitors, and our ability to raise capital for existing and future funds depends on our funds’ performance. If economic and market conditions deteriorate, we may be unable to raise sufficient amounts of capital to support the investment activities of future funds. If we were unable to successfully raise capital, our business, results of operations and financial condition would be adversely affected.

We depend on our senior management team, senior investment professionals and other key personnel, and our ability to retain them and attract additional qualified personnel is critical to our success and our growth prospects.

We depend on the diligence, skill, judgment, business contacts and personal reputations of our senior management team, including Brook Taube and Seth Taube, our co-Chief Executive Officers, senior investment professionals and other key personnel. Our future success will depend upon our ability to retain our senior professionals and other key personnel and our ability to recruit additional qualified personnel. These individuals possess substantial experience and expertise in investing, are responsible for locating and executing our funds’ investments, have significant relationships with the institutions that are the source of many of our funds’ investment opportunities and, in certain cases, have strong relationships with our investors. Therefore, if any of our senior professionals or other key personnel join competitors or form competing companies, it could result in the loss of significant investment opportunities and certain existing investors.

The departure for any reason of any of our senior professionals could have a material adverse effect on our ability to achieve our investment objectives, cause certain of our investors to withdraw capital they invest with us or elect not to commit additional capital to our funds or otherwise have a material adverse effect on our business and our prospects. The departure of some or all of those individuals could also trigger certain “key man” provisions in the documentation governing certain of our funds, which would permit the investors in those funds to suspend or terminate such funds’ investment periods or, in the case of certain funds, permit investors to withdraw their capital prior to expiration of the applicable lock-up date. We do not carry any “key man” insurance that would provide us with proceeds in the event of the death or disability of any of our senior professionals, and we do not have a policy that prohibits our senior professionals from traveling together.

We anticipate that it will be necessary for us to add investment professionals both to grow our businesses and to replace those who depart. However, the market for qualified investment professionals is extremely competitive and we may not succeed in recruiting additional personnel or we may fail to effectively replace current personnel who depart with qualified or effective successors. Our efforts to retain and attract investment professionals may also result in significant additional expenses, which could adversely affect our profitability or result in an increase in the portion of our performance fees that we grant to our investment professionals.

Our failure to appropriately address conflicts of interest could damage our reputation and adversely affect our businesses.

As we have expanded and as we continue to expand the number and scope of our businesses, we increasingly confront potential conflicts of interest relating to our funds’ investment activities. Certain of our funds may have overlapping investment objectives, including funds that have different fee structures, and potential conflicts may arise with respect to our decisions regarding how to allocate investment opportunities among those funds. For example, a decision to receive material non-public information about a company while pursuing an investment opportunity for a particular fund gives rise to a potential conflict of interest when it results in our having to restrict the ability of other funds to take any action.

We may also cause different funds to invest in a single investee company, for example where the fund that made an initial investment no longer has capital available to invest. We may also cause different funds that we advise to purchase different classes of investments or securities in the same investee company. For example, certain of our funds hold minority equity interests, or have the right to acquire such equity interests, in some of our investee companies. As a result, we may face conflicts of interests in connection with making business decisions for these investee companies to the extent that such decisions affect the debt and equity holders in these investee companies differently. In addition, we may face conflicts of interests in connection with making investment or other decisions, including granting loan waivers or concessions with respect to these investee companies given that we also manage private funds that may hold equity interests in these investee companies. In addition, conflicts of interest may exist in the valuation of our investments and regarding decisions about the allocation of specific investment opportunities among us and our funds and the allocation of fees and costs among us and our funds. Though we believe we have appropriate means to resolve these conflicts, our judgment on any particular allocation could be challenged. If we fail to appropriately address any such conflicts, it could negatively impact our reputation and ability to raise additional funds and the willingness of counterparties to do business with us or result in potential litigation against us.

Investors in our funds may be unwilling to commit new capital to our funds as a result of our decision to become a public company, which could have a material adverse effect on our business and financial condition.

Some investors in our funds may view negatively the prospect of our becoming a public company, and may have concerns that as a public company our attention will be bifurcated between investors in our funds and our public stockholders, resulting in potential conflicts of interest. Some investors in our funds may believe that we will strive for near-term profit instead of superior risk-adjusted returns for investors in our funds over time or grow our assets under management for the purpose of generating additional management fees without regard to whether we believe there are sufficient investment opportunities to effectively deploy the additional capital. There can be no assurance that we will be successful in our efforts to address such concerns or to convince investors in our funds that our decision to pursue this offering will not affect our longstanding priorities or the way we conduct our businesses. A decision by a significant number of investors in our funds not to commit additional capital to our funds or to cease doing business with us altogether could inhibit our ability to achieve our investment objectives and may have a material adverse effect on our business and financial condition.

Rapid growth of our businesses may be difficult to sustain and may place significant demands on our administrative, operational and financial resources.

Our assets under management have grown significantly in the past and we are pursuing further growth. Our rapid growth has placed, and planned growth, if successful, will continue to place, significant demands on our legal, accounting and operational infrastructure, and has increased expenses. In addition, we are required to continuously develop our systems and infrastructure in response to the increasing sophistication of the investment management market and legal, accounting, regulatory and tax developments. Our future growth will depend in part on our ability to maintain an operating platform and management system sufficient to address our growth and will require us to incur significant additional expenses and to commit additional senior management and operational resources. As a result, we face significant challenges:

•	in maintaining adequate financial, regulatory (legal, tax and compliance) and business controls;
•	in implementing new or updated information and financial systems and procedures; and
•	in training, managing and appropriately sizing our work force and other components of our businesses on a timely and cost-effective basis.

We may not be able to manage our expanding operations effectively or be able to continue to grow, and any failure to do so could adversely affect our ability to generate revenue and control our expenses.

We may enter into new lines of business and expand into new investment strategies, geographic markets and businesses, each of which may result in additional risks and uncertainties in our businesses.

We intend to grow our businesses by increasing assets under management in existing businesses and, if market conditions warrant, by expanding into complementary investment strategies, geographic markets and businesses. Accordingly, we may pursue growth through acquisitions of other investment management companies, acquisitions of critical business partners or other strategic initiatives, which may include entering into new lines of business. Attempts to expand our businesses involve a number of special risks, including some or all of the following:

•	the required investment of capital and other resources;
•	the diversion of management’s attention from our core businesses;
•	the assumption of liabilities in any acquired business;
•	the disruption of our ongoing businesses;
•	entry into markets or lines of business in which we may have limited or no experience;
•	increasing demands on our operational and management systems and controls;
•	compliance with additional regulatory requirements;
•	potential increase in investor concentration; and
•	the broadening of our geographic footprint, increasing the risks associated with conducting operations in certain foreign jurisdictions where we currently have no presence.

Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. If a new business does not generate sufficient revenues or if we are unable to efficiently manage our expanded operations, our results of operations will be adversely affected. Our strategic initiatives may include joint ventures, in which case we will be subject to additional risks and uncertainties in that we may be dependent upon, and subject to liability, losses or reputational damage relating to systems, controls and personnel that are not under our control. Because we have not yet identified these potential new investment strategies, geographic markets or lines of business, we cannot identify for you all the risks we may face and the potential adverse consequences on us and your investment that may result from any attempted expansion.

Extensive regulation affects our activities, increases the cost of doing business and creates the potential for significant liabilities and penalties that could adversely affect our business and results of operations.

Our business is subject to extensive regulation, including periodic examinations, by governmental agencies and self-regulatory organizations in the jurisdictions in which we operate. The SEC oversees the activities of our subsidiaries that are registered investment advisers under the Investment Advisers Act. In addition, we regularly rely on exemptions from various requirements of the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Investment Company Act, the Commodity Exchange Act and the U.S. Employee Retirement Income Security Act of 1974. These exemptions are sometimes highly complex and may in certain circumstances depend on compliance by third parties who we do not control. If for any reason these exemptions were to be revoked or challenged or otherwise become unavailable to us, we could be subject to regulatory action or third-party claims, which could have a material adverse effect on our business.

Recently, the SEC has indicated that investment advisers who receive transaction-based compensation for investment banking or acquisition activities relating to fund investee companies may be required to register as broker-dealers. Specifically, the SEC staff has noted that if a firm receives fees from a fund investee company in connection with the acquisition, disposition or recapitalization of such investee company, such activities could raise broker-dealer concerns under applicable regulations related to broker dealers. If we receive such transaction fees and the SEC takes the position that such activities render us a “broker” under the applicable rules and regulations of the Exchange Act, we could be subject to additional regulation. If receipt of transaction fees from an investee company is determined to require a broker-dealer license, receipt of such transaction fees in the past or in the future during any time when we did not or do not have a broker-dealer license could subject us to liability for fines, penalties or damages.

Since 2010, states and other regulatory authorities have begun to require investment managers to register as lobbyists. We have registered as such in a number of jurisdictions, including California and New York. Other states or municipalities may consider similar legislation or adopt regulations or procedures with similar effect. These registration requirements impose significant compliance obligations on registered lobbyists and their employers, which may include annual registration fees, periodic disclosure reports and internal recordkeeping, and may also prohibit the payment of contingent fees.

Each of the regulatory bodies with jurisdiction over us has regulatory powers dealing with many aspects of financial services, including the authority to grant, and in specific circumstances to cancel, permissions to carry on particular activities. A failure to comply with the obligations imposed by the Investment Advisers Act, including recordkeeping, advertising and operating requirements, disclosure obligations and prohibitions on fraudulent activities, could result in investigations, sanctions and reputational damage. We are involved regularly in trading activities that implicate a broad number of U.S. securities law regimes, including laws governing trading on inside information, market manipulation and a broad number of technical trading requirements that implicate fundamental market regulation policies. Violation of these laws could result in severe restrictions on our activities and damage to our reputation.

Our failure to comply with applicable laws or regulations could result in fines, censure, suspensions of personnel or other sanctions, including revocation of the registration of our relevant subsidiaries as investment advisers or registered broker-dealers. The regulations to which our businesses are subject are designed primarily to protect investors in our funds and to ensure the integrity of the financial markets. They are not designed to protect our stockholders. Even if a sanction imposed against us, one of our subsidiaries or our personnel by a regulator is for a small monetary amount, the adverse publicity related to the sanction could harm our reputation, which in turn could have a material adverse effect on our businesses in a number of ways, making it harder for us to raise new funds and discouraging others from doing business with us.

Failure to comply with “pay to play” regulations implemented by the SEC and certain states, and changes to the “pay to play” regulatory regimes, could adversely affect our businesses.

In recent years, the SEC and several states have initiated investigations alleging that certain private equity firms and hedge funds or agents acting on their behalf have paid money to current or former government officials or their associates in exchange for improperly soliciting contracts with state pension funds. In June 2010, the SEC approved Rule 206(4)-5 under the Investment Advisers Act regarding “pay to play” practices by investment advisers involving campaign contributions and other payments to government officials able to exert influence on potential government entity clients. Among other restrictions, the rule prohibits investment advisers from providing advisory services for compensation to a government entity for two years, subject to very limited exceptions, after the investment adviser, its senior executives or its personnel involved in soliciting investments from government entities make contributions to certain candidates and officials in a position to influence the hiring of an investment adviser by such government entity. Advisers are required to implement compliance policies designed, among other matters, to track contributions by certain of the adviser’s employees and engagements of third parties that solicit government entities and to keep certain records to enable the SEC to determine compliance with the rule. In addition, there have been similar rules on a state level regarding “pay to play” practices by investment advisers.

As a number of public pension plans are investors in our funds, these rules could impose significant economic sanctions on our businesses if we or one of the other persons covered by the rules make any such contribution or payment, whether or not material or with an intent to secure an investment from a public pension plan. In addition, such investigations may require the attention of senior management and may result in fines if any of our funds are deemed to have violated any regulations, thereby imposing additional expenses on us. Any failure on our part to comply with these rules could cause us to lose compensation for our advisory services or expose us to significant penalties and reputational damage.

Changes in laws or regulations governing our funds’ operations, changes in the interpretation thereof or newly enacted laws or regulations and any failure by our funds to comply with these laws or regulations, could require changes to certain of our business practices, negatively impact our operations, cash flow or financial condition, impose additional costs on us or otherwise adversely affect our business.

The laws and regulations governing the operations of our funds, as well as their interpretation, may change from time to time, and new laws and regulations may be enacted. Accordingly, any change in these laws or regulations, changes in their interpretation, or newly enacted laws or regulations and any failure by our funds to comply with these laws or regulations, could require changes to certain of our business practices, negatively impact our operations, assets under management or financial condition, impose additional costs on us or otherwise adversely affect our business. Furthermore, if regulatory capital requirements — whether under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), Basel III, or other regulatory action — were to be imposed on our funds, they may be required to limit, or increase the cost of, financing they provide to others. Among other things, this could potentially require our funds to sell assets at an inopportune time or price.

In July 2010, President Obama signed into law the Dodd-Frank Act. The Dodd-Frank Act, among other things, imposes significant new regulations on nearly every aspect of the U.S. financial services industry, including oversight and regulation of systemic market risk (including the power to liquidate certain institutions); authorizing the Federal Reserve to regulate nonbank institutions that are deemed systemically important; generally prohibiting insured banks or thrifts, any bank holding company or savings and loan holding company, any non-U.S. bank with a U.S. branch, agency or commercial lending company and any subsidiaries and affiliates of any of these types of entities, regardless of geographic location, from conducting proprietary trading or investing in or sponsoring a “covered fund,” which includes private equity funds and hedge funds (i.e., the Volcker Rule); and imposing new registration, recordkeeping and reporting requirements on private fund investment advisers. Importantly, while several key aspects of the Dodd-Frank Act have been defined through final rules, many aspects will be implemented by various regulatory bodies over the next several years. While we already have several subsidiaries registered as investment advisers subject to SEC examinations, the imposition of any additional legal or regulatory requirements could make compliance more difficult and expensive, affect the manner in which we conduct our businesses and adversely affect our profitability.

In October 2011, the Federal Reserve and other federal regulatory agencies issued a proposed rule implementing a section of the Dodd-Frank Act that has become known as the “Volcker Rule.” In December 2013, the Federal Reserve and other federal regulatory agencies adopted a final rule implementing the Volcker Rule. The Volcker Rule generally prohibits insured banks or thrifts, any bank holding company or savings and loan holding company, any non-U.S. bank with a U.S. branch, agency or commercial lending company and any subsidiaries and affiliates of such entities, regardless of geographic location, from investing in or sponsoring “covered funds,” which include private equity funds or hedge funds and certain other proprietary activities. The effects of the Volcker Rule are uncertain but it is in any event likely to curtail various banking activities that in turn could result in uncertainties in the financial markets as well as our business. The final Volcker Rule became effective on April 1, 2014 and is subject to a conformance period (ending July 21, 2015). It contains exemptions for certain “permitted activities” that would enable certain institutions subject to the

Volcker Rule to continue investing in covered funds under certain conditions. Although we do not currently anticipate that the Volcker Rule will adversely affect our fundraising to any significant extent, there is uncertainty regarding the implementation of the Volcker Rule and its practical implications, and there could be adverse implications on our ability to raise funds from the types of entities mentioned above as a result of this prohibition.

In March 2013, the Office of the Comptroller of the Currency, the Department of the Treasury, the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation published revised guidance regarding expectations for banks’ leveraged lending activities. This guidance, in addition to proposed Dodd-Frank risk retention rules circulated in August 2013, could further restrict credit availability, as well as potentially restrict certain of our investing activities that rely on banks’ lending activities. This could negatively affect the terms and availability of credit to our funds and their investee companies. See “— Our use of leverage to finance our businesses exposes us to substantial risks” and “— Dependence on leverage by our funds and their investee companies subjects us to volatility and contractions in the debt financing markets and could adversely affect our ability to achieve attractive rates of return on those investments.”

Pursuant to the Dodd-Frank Act, regulation of the U.S. derivatives market is bifurcated between the CFTC and the SEC. Under the Dodd-Frank Act, the CFTC has jurisdiction over swaps and the SEC has jurisdiction over security-based swaps. As part of its Dodd-Frank Act related rule-making process, the CFTC made changes to its rules with respect to the registration and oversight of commodity pool operators (“CPOs”). Previously, the CPO registration rules had applied to the operator of a fund invested in “commodity interests” meaning that the fund entered into futures or options with respect to commodities. As a result of the CFTC’s revisions to these rules, all swaps (but not security-based swaps) are now included in the definition of commodity interests. As a result, funds that utilize swaps (whether or not related to a physical commodity) as part of their business model may fall within the statutory definition of a commodity pool. If a fund qualifies as a commodity pool, then, absent an available exemption, the operator of such fund is required to register with the CFTC as a CPO. Registration with the CFTC renders such CPO subject to regulation, including with respect to disclosure, reporting, recordkeeping and business conduct.

Certain of our funds may from time to time, directly or indirectly, invest in instruments that meet the definition of a “swap” under the Commodity Exchange Act and the CFTC’s rules promulgated thereunder. As a result, such funds may qualify as commodity pools, and the operators of such funds may need to register as CPOs unless an exemption applies. The operators of our funds may therefore seek to rely on no-action relief or claim an exemption from registration as a CPO with the CFTC, including pursuant to CFTC Rule 4.13(a)(3). CFTC Rule 4.13(a)(3) provides an exemption from CPO registration for the operator of a fund, or pool, if (among other things) that pool’s trading in commodity interest positions (including both hedging and speculative positions, and positions in security futures) is limited so that either (i) no more than 5% of the liquidation value of the pool’s portfolio is used as initial margin, premiums and required minimum security deposits to establish such positions, or (ii) the aggregate net notional value of the pool’s trading in such positions does not exceed 100% of the pool’s liquidation value. If the operators of our funds are able to rely on an exemption from CPO registration pursuant to CFTC Rule 4.13(a)(3), then unlike a registered CPO, the fund’s operator would not be required to provide prospective investors with a CFTC compliant disclosure document, nor would it be required to provide investors with periodic account statements or certified annual reports that satisfy the requirements of CFTC rules applicable to registered CPOs. As an alternative to the exemption from registration, the operators of one of more of our funds may register as CPOs with the CFTC, in which case such operators may seek to avail themselves of certain disclosure, reporting and record-keeping relief under CFTC Rule 4.7.

The Dodd-Frank Act requires the CFTC, the SEC and other regulatory authorities to promulgate certain rules relating to the regulation of the derivatives market. Such rules require or will require the registration of certain market participants, the clearing of certain derivatives contracts through central counterparties, the execution of certain derivatives contracts on electronic platforms, as well as reporting and recordkeeping of derivatives transactions. The Dodd-Frank Act also provides expanded enforcement authority to the CFTC and SEC. While certain rules have been promulgated and are already in effect, the rulemaking and implementation process is still ongoing. In particular, the CFTC has finalized most of its rules under the Dodd-Frank Act, and the SEC has proposed several rules regarding security-based swaps but has only finalized a small number of these rules. We cannot therefore yet predict the ultimate effect of the rules and regulations on our business.

Under CFTC rules, an entity may be required to register as a major swap participant (“MSP”) if it has substantial swaps positions or has substantial counterparty exposure from its swaps positions. If any of our funds were required to register as an MSP, it could make compliance more expensive, affect the manner in which we conduct our businesses and adversely affect our profitability. Additionally, if any of our funds qualify as “special entities” under CFTC rules, it could make it more difficult for them to enter into derivatives transactions or make such transactions more expensive.

The CFTC has issued final rules imposing reporting and recordkeeping requirements on swaps market participants. Such rules are currently effective and could significantly increase operating costs. These additional recordkeeping and reporting requirements may require additional compliance resources and may also have a negative effect on market liquidity, which could negatively impact commodity prices and our ability to hedge our price risks.

Pursuant to a rule finalized by the CFTC in December 2012, certain classes of interest rate swaps and certain classes of index credit default swaps are now subject to mandatory clearing, unless an exemption applies. As of February 2014, many of these interest rate swaps and index credit default swaps are also now subject to mandatory trading on designated contract markets or swap execution facilities. At this time, the CFTC has not proposed any rules designating other classes of swaps for mandatory clearing, but it may do so in the future (e.g., the CFTC has made public statements that it may soon issue a proposal for certain foreign exchange products to be subject to mandatory clearing). Mandatory clearing and trade execution requirements may change the cost and availability of the swaps that we use, and exposes us to the credit risk of the clearing house through which any cleared swap is cleared. In addition, with respect to any uncleared swaps that we enter into, the CFTC or applicable federal banking regulatory authorities may impose credit support documentation and margin requirements. At this time, rules with respect to the margining of uncleared swaps are in proposed form and therefore the application of those rules to us is uncertain at this time.

The CFTC has also issued proposed rules to set position limits for futures, options, and swap contracts in certain commodities. These position limits will likely be aggregated among all entities under common control, unless an exemption applies, which could affect our ability and the ability for our funds to enter into derivatives transactions. Additionally, while the CFTC’s proposal would only apply to derivatives on certain energy, metal and agricultural commodities, it is possible that the CFTC may expand such requirements to other types of contracts in the future. It is uncertain at this time, though, whether, when, and to what extent the CFTC’s position limits rules will become final and effective.

The CFTC has finalized rules requiring collateral used to margin cleared swaps to be segregated in a manner different from that applicable to the futures market and has finalized other rules allowing parties to an uncleared swap to require that any collateral posted as initial margin be segregated with a third party custodian. Collateral segregation may impose greater costs on us or our funds when entering into swaps.

Finally, the Dodd-Frank Act gave the CFTC expanded anti-fraud and anti-manipulation authority, including authority over disruptive trading practices and insider trading. Several investigations have commenced in the United States related to manipulation of the foreign exchange, LIBOR and indices markets. It is likely that new standards will emerge from these proceedings that could impact the way that we manage investments.

The Dodd-Frank Act authorizes federal regulatory agencies to review and, in certain cases, prohibit compensation arrangements at financial institutions that give employees incentives to engage in conduct deemed to encourage inappropriate risk-taking by covered financial institutions. Such restrictions could limit our ability to recruit and retain investment professionals and senior management executives.

The Dodd-Frank Act requires public companies to adopt and disclose policies requiring, in the event the company is required to issue an accounting restatement, the clawback of related incentive compensation from current and former executive officers.

The Dodd-Frank Act amends the Exchange Act to compensate and protect whistleblowers who voluntarily provide original information to the SEC and establishes a fund to be used to pay whistleblowers who will be entitled to receive a payment equal to between 10% and 30% of certain monetary sanctions imposed in a successful government action resulting from the information provided by the whistleblower.

The SEC requires investment advisers registered or required to register with the SEC under the Investment Advisers Act that advise one or more private funds and have at least $150.0 million in private fund assets under management to periodically file reports on Form PF. We have filed, and will continue to file, quarterly reports on Form PF, which has resulted in increased administrative costs and requires a significant amount of attention and time to be spent by our personnel.

Many of these provisions are subject to further rulemaking and to the discretion of regulatory bodies, such as the Council and the Federal Reserve.

It is difficult to determine the full extent of the impact on us of the Dodd-Frank Act or any other new laws, regulations or initiatives that may be proposed or whether any of the proposals will become law. Any changes in the regulatory framework applicable to our businesses, including the changes described above, may impose additional costs on us, require the attention of our senior management or result in limitations on the manner in which we conduct our businesses. Moreover, as calls for additional regulation have increased, there may be a related increase in regulatory investigations of the trading and other investment activities of alternative asset management funds, including our funds. In addition, we may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. Compliance with any new laws or regulations could make compliance more difficult and expensive, affect the manner in which we conduct our business and adversely affect our results of operations and financial condition.

Present and future BDCs for which we serve as investment adviser are subject to regulatory complexities that limit the way in which they do business and may subject them to a higher level of regulatory scrutiny.

MCC and SIC, and other BDCs for which we may serve as investment adviser in the future, operate under a complex regulatory environment. Such BDCs require the application of complex tax and securities regulations and may entail a higher level of regulatory scrutiny. In addition, regulations affecting BDCs generally affect their ability to take certain actions. For example, each of MCC and SIC has elected to be treated as a RIC for United States federal income tax purposes. To maintain their status as a RIC, such vehicles must meet, among other things, certain source of income, asset diversification and annual distribution requirements. If any of our BDCs fails to qualify for RIC tax treatment for any reason and remains or becomes subject to corporate income tax, the resulting corporate taxes could, among other things, substantially reduce such BDC’s net assets.

In addition, MCC and SIC are subject to complex rules under the Investment Company Act, including rules that restrict certain of our funds from engaging in transactions with MCC and SIC. Under the regulatory and business environment in which they operate, MCC and SIC must periodically access the capital markets to raise cash to fund new investments in excess of their repayments to grow. This results from MCC and SIC each being required to generally distribute to their respective stockholders at least 90% of its investment company taxable income to maintain its

RIC status, combined with regulations under the Investment Company Act that, subject to certain exceptions, generally prohibit MCC and SIC from issuing and selling their common stock at a price below net asset value per share and from incurring indebtedness (including for this purpose, preferred stock), if their asset coverage, as calculated pursuant to the Investment Company Act, equals less than 200% after such incurrence. If our BDCs are found to be in violation of the Investment Company Act, they could lose their status as BDCs.

We are subject to risks in using custodians, counterparties, administrators and other agents.

Some of our funds depend on the services of custodians, counterparties, administrators, prime brokers and other agents to carry out certain financing, securities and derivatives transactions. The terms of these contracts are often customized and complex, and many of these arrangements occur in markets or relate to products that are not subject to regulatory oversight, although the Dodd-Frank Act provides for new regulation of the derivatives market. In particular, some of our funds utilize arrangements with a relatively limited number of counterparties, which has the effect of concentrating the transaction volume (and related counterparty default risk) of such funds with these counterparties.

Our funds are subject to the risk that the counterparty to one or more of these contracts defaults, either voluntarily or involuntarily, on its performance under the contract. Any such default may occur suddenly and without notice to us. Moreover, if a counterparty defaults, we may be unable to take action to cover our exposure, either because we lack contractual recourse or because market conditions make it difficult to take effective action. This inability could occur in times of market stress, which is when defaults are most likely to occur.

In addition, our risk-management process may not accurately anticipate the impact of market stress or counterparty financial condition, and as a result, we may not have taken sufficient action to reduce our risks effectively. Default risk may arise from events or circumstances that are difficult to detect, foresee or evaluate. In addition, concerns about, or a default by, one large participant could lead to significant liquidity problems for other participants, which may in turn expose us to significant losses.

Although we have risk-management processes to ensure that we are not exposed to a single counterparty for significant periods of time, given the large number and size of our funds, we often have large positions with a single counterparty. For example, some of our funds have credit lines. If the lender under one or more of those credit lines were to become insolvent, we may have difficulty replacing the credit line and one or more of our funds may face liquidity problems.

In the event of a counterparty default, particularly a default by a major investment bank or a default by a counterparty to a significant number of our contracts, one or more of our funds may have outstanding trades that they cannot settle or are delayed in settling. As a result, these funds could incur material losses and the resulting market impact of a major counterparty default could harm our businesses, results of operation and financial condition.

In the event of the insolvency of a prime broker, custodian, counterparty or any other party that is holding assets of our funds as collateral, our funds might not be able to recover equivalent assets in full as they will rank among the prime broker’s, custodian’s or counterparty’s unsecured creditors in relation to the assets held as collateral. In addition, our funds’ cash held with a prime broker, custodian or counterparty generally will not be segregated from the prime broker’s, custodian’s or counterparty’s own cash, and our funds may therefore rank as unsecured creditors in relation thereto. If our derivatives transactions are cleared through a derivatives clearing organization, the CFTC has issued final rules regulating the segregation and protection of collateral posted by customers of cleared and uncleared swaps. The CFTC is also working to provide new guidance regarding prime broker arrangements and intermediation generally with regard to trading on swap execution facilities.

The counterparty risks that we face have increased in complexity and magnitude as a result of disruption in the financial markets in recent years. For example, the consolidation and elimination of counterparties has increased our concentration of counterparty risk and decreased the universe of potential counterparties. Our funds are generally not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with a single counterparty. In addition, counterparties have generally reacted to recent market volatility by tightening their underwriting standards and increasing their margin requirements for all categories of financing, which has the result of decreasing the overall amount of leverage available and increasing the costs of borrowing.

A portion of our revenue, net income and cash flow is variable, which may make it difficult for us to achieve steady earnings growth on a quarterly basis and may cause the price of our Class A common stock to decline.

A portion of our revenue, net income and cash flow is variable, primarily due to the fact that the performance fees that we receive from our certain of our funds can vary from quarter to quarter and year to year. We may also experience fluctuations in our results from quarter to quarter and year to year due to a number of other factors, including changes in the values of our funds’ investments, changes in our operating expenses, the degree to which we encounter competition and general economic and market conditions. Such variability may lead to volatility in the trading price of our Class A common stock and cause our results for a particular period not to be indicative of our performance in a future period.

We may be subject to litigation risks and may face liabilities and damage to our professional reputation as a result.

In recent years, the volume of claims and amount of damages claimed in litigation and regulatory proceedings against investment managers have been increasing. We make investment decisions on behalf of investors in our funds that could result in substantial losses. This may subject us to the risk of legal liabilities or actions alleging negligent misconduct, breach of fiduciary duty or breach of contract. Further, we may be subject to third-party litigation arising from allegations that we improperly exercised control or influence over portfolio investments. In addition, we and our affiliates that are the investment managers and general partners of our funds, our funds themselves and those of our employees who are our, our subsidiaries’ or the funds’ officers and directors are each exposed to the risks of litigation specific to the funds’ investment activities and investee companies and, in the case where our funds own controlling interests in public companies, to the risk of shareholder litigation by the public companies’ other shareholders. Moreover, we are exposed to risks of litigation or investigation by investors or regulators relating to our having engaged, or our funds having engaged, in transactions that presented conflicts of interest that were not properly addressed.

Legal liability could have a material adverse effect on our businesses, financial condition or results of operations or cause reputational harm to us, which could harm our businesses. We depend to a large extent on our business relationships and our reputation for integrity and high-caliber professional services to attract and retain investors and to pursue investment opportunities for our funds. As a result, allegations of improper conduct by private litigants or regulators, whether the ultimate outcome is favorable or unfavorable to us, as well as negative publicity and press speculation about us, our investment activities or the investment industry in general, whether or not valid, may harm our reputation, which may be damaging to our businesses.

Employee misconduct could harm us by impairing our ability to attract and retain investors and subjecting us to significant legal liability, regulatory scrutiny and reputational harm. Fraud and other deceptive practices or other misconduct at our investee companies could similarly subject us to liability and reputational damage and also harm our businesses.

Our ability to attract and retain investors and to pursue investment opportunities for our funds depends heavily upon the reputation of our professionals, especially our senior professionals. We are subject to a number of obligations and standards arising from our investment management business and our authority over the assets managed by our investment management business. The violation of these obligations and standards by any of our employees could adversely affect investors in our funds and us. Our businesses often require that we deal with confidential matters of great significance to companies in which our funds may invest. If our employees were to use or disclose confidential information improperly, we could suffer serious harm to our reputation, financial position and current and future business relationships. It is not always possible to detect or deter employee misconduct, and the extensive precautions we take to detect and prevent this activity may not be effective in all cases. If one or more of our employees were to engage in misconduct or were to be accused of such misconduct, our businesses and our reputation could be adversely affected and a loss of investor confidence could result, which would adversely impact our ability to raise future funds.

In addition, we could be adversely affected as a result of actual or alleged misconduct by personnel of investee companies in which our funds invest. For example, failures by personnel at our investee companies to comply with anti-bribery, trade sanctions or other legal and regulatory requirements could expose us to litigation or regulatory action and otherwise adversely affect our businesses and reputation. Such misconduct could undermine our due diligence efforts with respect to such companies and could negatively affect the valuation of a fund’s investments.

Our use of leverage to finance our businesses exposes us to substantial risks.

As of March 31, 2014, we had $45.6 million of outstanding indebtedness. Our existing and future indebtedness exposes us to the typical risks associated with the use of leverage, including those discussed above under “— Dependence on leverage by our funds and their investee companies subjects us to volatility and contractions in the debt financing markets and could adversely affect our ability to achieve attractive rates of return on those investments.” We depend on financial institutions extending credit to us on terms that are reasonable to us. There is no guarantee that such institutions will continue to extend credit to us or renew any existing credit agreements we may have with them, or that we will be able to refinance outstanding facilities when they mature. The risks related to our use of leverage may be exacerbated by our funds’ use of leverage to finance investments.

Operational risks may disrupt our businesses, result in losses or limit our growth.

Our business relies heavily on financial, accounting and other information systems and technology. We face various security threats, including cyber security attacks to our information technology infrastructure and attempts to gain access to our proprietary information, destroy data or disable, degrade or sabotage our systems. These security threats could originate from a wide variety of sources, including unknown third parties outside of Medley. Although we have not yet been subject to cyber-attacks or other cyber incidents and we utilize various procedures and controls to monitor and mitigate these threats, there can be no assurance that these procedures and controls will be sufficient to prevent disruptions to our systems. If any of these systems do not operate properly or are disabled for any reason or if there is any unauthorized disclosure of data, whether as a result of tampering, a breach of our network security systems, a cyber-incident or attack or otherwise, we could suffer financial loss, a disruption of our businesses, liability to our funds, regulatory intervention or reputational damage.

In addition, our information systems and technology may not continue to be able to accommodate our growth, and the cost of maintaining the systems may increase from its current level. Such a failure to accommodate growth, or an increase in costs related to the information systems, could have a material adverse effect on our business and results of operations.

Furthermore, we depend on our offices in New York and San Francisco, where a substantial portion of our personnel are located, for the continued operation of our businesses. An earthquake or other disaster or a disruption in the infrastructure that supports our businesses, including a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or directly affecting our headquarters, could have a material adverse effect on our ability to continue to operate our businesses without interruption. Although we have disaster recovery programs in place, these may not be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards might only partially reimburse us for our losses, if at all.

Finally, we rely on third-party service providers for certain aspects of our businesses, including for certain information systems, technology and administration of our funds and compliance matters. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair the quality of our funds’ operations and could impact our reputation, adversely affect our businesses and limit our ability to grow.

Risks Related to Our Organizational Structure

Medley Management Inc.’s only material asset after completion of this offering will be its interest in Medley LLC, and it is accordingly dependent upon distributions from Medley LLC to pay taxes, make payments under the tax receivable agreement or pay dividends.

Medley Management Inc. will be a holding company and will have no material assets other than its ownership of LLC Units. Medley Management Inc. has no independent means of generating revenue. Medley Management Inc. intends to cause Medley LLC to make distributions to its holders of LLC Units in an amount sufficient to cover all applicable taxes at assumed tax rates, payments under the tax receivable agreement and dividends, if any, declared by it. Deterioration in the financial condition, earnings or cash flow of Medley LLC and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that Medley Management Inc. needs funds, and Medley LLC is restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements, or is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

Payments of dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. Any financing arrangement that we enter into in the future may include restrictive covenants that limit our ability to pay dividends. In addition, Medley LLC is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Medley LLC (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Medley LLC are generally subject to similar legal limitations on their ability to make distributions to Medley LLC.

Medley Management Inc. is controlled by our pre-IPO owners, whose interests may differ from those of our public stockholders.

Immediately following this offering and the application of net proceeds from this offering, Medley Group LLC, an entity controlled by our pre-IPO owners, will hold approximately     % of the combined voting power of our Class A and Class B common stock (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Accordingly, our pre-IPO owners will have the ability to elect all of the members of our board of directors, and thereby to control our management and affairs. In addition, they will be able to determine the outcome of all matters requiring stockholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock.

In addition, immediately following this offering and the application of the net proceeds therefrom, our pre-IPO owners will own     % of the LLC Units (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Because they hold their ownership interest in our business directly in Medley LLC, rather than through Medley Management Inc., these pre-IPO owners may have conflicting interests with holders of shares of our Class A common stock. For example, if Medley LLC makes distributions to Medley Management Inc., the non-managing members of Medley LLC will also be entitled to receive such distributions pro rata in accordance with the percentages of their respective limited liability company interests in Medley LLC and their preferences as to the timing and amount of any such distributions may differ from those of our public stockholders. Our pre-IPO owners may also have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, especially in light of the existence of the tax receivable agreement that we will enter in connection with this offering, whether and when to incur new or refinance existing indebtedness, and whether and when Medley Management Inc. should terminate the tax receivable agreement and accelerate its obligations thereunder. In addition, the structuring of future transactions may take into consideration these pre-IPO owners’ tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Person Transactions — Tax Receivable Agreement.”

Medley Management Inc. will be required to pay exchanging holders of LLC Units for most of the benefits relating to any additional tax depreciation or amortization deductions that we may claim as a result of the tax basis step-up we receive in connection with sales or exchanges of LLC Units and related transactions.

Holders of LLC Units (other than Medley Management Inc.) may, subject to certain conditions and transfer restrictions applicable to such holders as set forth in the operating agreement of Medley LLC, from and after the first anniversary of the date of the completion of this offering (subject to the terms of the exchange agreement), exchange their LLC Units for Class A common stock on a one-for-one basis. The exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of Medley LLC. These increases in tax basis may increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of tax that Medley Management Inc. would otherwise be required to pay in the future, although the Internal Revenue Service (“IRS”) may challenge all or part of that tax basis increase, and a court could sustain such a challenge.

Prior to the completion of this offering, we will enter into a tax receivable agreement with the holders of LLC Units that provides for the payment by Medley Management Inc. to exchanging holders of LLC Units of 85% of the benefits, if any, that Medley Management Inc. is deemed to realize as a result of these increases in tax basis and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. This payment obligation is an obligation of Medley Management Inc. and not of Medley LLC. While the actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of our income, we expect that as a result of the size of the transfers and increases in the tax basis of the tangible and intangible assets of Medley LLC, the payments that Medley Management Inc. may make under the tax receivable agreement will be substantial. The payments under the tax receivable agreement are not conditioned upon continued ownership of us by the holders of LLC Units. See “Certain Relationships and Related Person Transactions — Tax Receivable Agreement.”

In certain cases, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits Medley Management Inc. realizes in respect of the tax attributes subject to the tax receivable agreement.

The tax receivable agreement provides that upon certain changes of control, or if, at any time, Medley Management Inc. elects an early termination of the tax receivable agreement, Medley Management Inc.’s obligations under the tax receivable agreement (with respect to all LLC Units whether or not previously exchanged) would be calculated by reference to the value of all future payments that holders of LLC Units would have been entitled to receive under the tax receivable agreement using certain valuation assumptions, including that Medley Management Inc. will have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement and, in the case of an early termination election, that any LLC Units that have not been exchanged are deemed exchanged for the market value of the shares of Class A common stock at the time of termination. In addition, holders of LLC Units will not reimburse us for any payments previously made under the tax receivable agreement if such tax basis increase is successfully challenged by the IRS. Medley Management Inc.’s ability to achieve benefits from any tax basis increase, and the payments to be made under the tax receivable agreement, will depend upon a number of factors, including the timing and amount of our future income. As a result, even in the absence of a change of control or an election to terminate the tax receivable agreement, payments under the tax receivable agreement could be in excess of Medley Management Inc.’s actual cash tax savings.

Accordingly, it is possible that the actual cash tax savings realized by Medley Management Inc. may be significantly less than the corresponding tax receivable agreement payments. There may be a material negative effect on our liquidity if the payments under the tax receivable agreement exceed the actual cash tax savings that Medley Management Inc. realizes in respect of the tax attributes subject to the tax receivable agreement and/or distributions to Medley Management Inc. by Medley LLC are not sufficient to permit Medley Management Inc. to make payments under the tax receivable agreement after it has paid taxes and other expenses. Based upon certain assumptions described in greater detail below under “Certain Relationships and Related Person Transactions — Tax Receivable Agreement,” we estimate that if Medley Management Inc. were to exercise its termination right immediately following this offering, the aggregate amount of these termination payments would be approximately $     million. The foregoing number is merely an estimate and the actual payments could differ materially. We may need to incur additional indebtedness to finance payments under the tax receivable agreement to the extent our cash resources are insufficient to meet our obligations under the tax receivable agreement as a result of timing discrepancies or otherwise.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the merger or acquisition of our company more difficult without the approval of our board of directors. Among other things, these provisions:

•	authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of Class A common stock;
•	prohibit Class A common stockholders from acting by written consent unless such action is recommended by all directors then in office, but permit Class B common stockholders to act by written consent without requiring any such recommendation;
•	provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 80% or more of all of the outstanding shares of our capital stock entitled to vote; and
•	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our Class A common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Risks Related to this Offering and Ownership of Our Class A Common Stock

There may not be an active trading market for shares of our Class A common stock, which may cause shares of our Class A common stock to trade at a discount from the initial offering price and make it difficult to sell the shares of Class A common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our Class A common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained which would make it difficult for you to sell your shares of Class A common stock at an attractive price or at all. The initial public offering price per share of Class A common stock will be determined by agreement among us and the representatives of the underwriters, and may not be indicative of the price at which shares of our Class A common stock will trade in the public market after this offering.

The market price of our Class A common stock may decline due to the large number of shares of Class A common stock eligible for exchange and future sale.

The market price of shares of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market after the offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares of Class A common stock in the future at a time and at a price that we deem appropriate. See “Shares Eligible for Future Sale.”

In addition, we and our pre-IPO owners will enter into an exchange agreement under which they (or certain permitted transferees thereof) will have the right, from and after the first anniversary of the date of the completion of this offering (subject to the terms of the exchange agreement), to exchange their LLC Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments. The market price of shares of our Class A common stock could decline as a result of the exchange or the perception that an exchange could occur. These exchanges, or the possibility that these exchanges may occur, also might make it more difficult for holders of our Class A common stock to sell such stock in the future at a time and at a price that they deem appropriate. See “Certain Relationships and Related Person Transactions — Exchange Agreement.”

Upon the listing of our shares on the NYSE, we will be a “controlled company” within the meaning of the NYSE’s rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, Medley Group LLC, an entity owned by our pre-IPO owners will continue to hold a majority of the combined voting power of all classes of our stock entitled to vote generally in the election of directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies, within one year of the date of the listing of their common stock:

•	are not required to have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;
•	are not required to have a compensation committee that is composed entirely of independent directors; and
•	are not required to have a nominating and corporate governance committee that is composed entirely of independent directors.

Following this offering, we intend to utilize these exemptions. As a result, we do not expect a majority of the directors on our board will be independent upon the completion of this offering. In addition, we do not expect that any committees of the board of will consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

We are an emerging growth company, and any decision on our part to comply with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we currently intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the completion of this offering. We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of this offering; (ii) the first fiscal year after our annual gross revenues are $1.0 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the end of any fiscal year in which the market value of our Class A common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year. We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on these exemptions. If some investors find our Class A common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Class A common stock and the price of our Class A common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this accommodation allowing for delayed adoption of new or revised accounting standards, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC and the New York Stock Exchange. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and common stock price.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act that eventually we will be required to meet. Because currently we do not have comprehensive documentation of our internal controls and have not yet tested our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls. Once we are no longer an emerging growth company, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. If, once we are no longer an emerging growth company, we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under our financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the price of our Class A common stock.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, our Class A common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Class A common stock price or trading volume to decline and our Class A common stock to be less liquid.

The market price of shares of our Class A common stock may be volatile, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our Class A common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our Class A common stock could decrease significantly. You may be unable to resell your shares of Class A common stock at or above the initial public offering price.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price per share of Class A common stock will be substantially higher than our pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share of Class A common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of Class A common stock than the amounts paid for the LLC Units by our pre-IPO owners. Assuming an offering price of $     per share of Class A common stock, which is the midpoint of the range on the front cover of this prospectus, you will incur immediate and substantial dilution in an amount of $     per share of Class A common stock. See “Dilution.”

You may be diluted by the future issuance of additional Class A common stock or LLC Units in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have approximately      shares of Class A common stock authorized but unissued, including approximately shares of Class A common stock issuable upon exchange of LLC Units that will be held by the non-managing members of Medley LLC. Our certificate of incorporation authorizes us to issue these shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. Similarly, the limited liability company agreement of Medley LLC permits Medley LLC to issue an unlimited number of additional limited liability company interests of Medley LLC with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the LLC Units, and which may be exchangeable for shares of our Class A common stock. Additionally, we have reserved an aggregate of     shares of Class A common stock and LLC Units for issuance under our 2014 Omnibus Incentive Plan, including     shares issuable upon the vesting of restricted stock units that we intend to grant to our employees at the time of this offering. See “Management — Medley Management Inc. 2014 Omnibus Incentive Plan” and “— IPO Date Restricted Stock Unit Awards.” Any Class A common stock that we issue, including under our 2014 Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

MARKET DATA

This prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, industry publications, other published industry sources and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate as well as our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

ORGANIZATIONAL STRUCTURE

Existing Organizational Structure

The diagram below depicts our current organizational structure.

Organizational Structure Following this Offering

Immediately following this offering, Medley Management Inc. will be a holding company, and its sole material asset will be a controlling equity interest in Medley LLC. As the sole managing member of Medley LLC, Medley Management Inc. will operate and control all of the business and affairs of Medley LLC and, through Medley LLC and its subsidiaries, conduct our business. Under U.S. GAAP, Medley LLC will meet the definition of a variable interest entity. Medley Management Inc. will be the primary beneficiary of Medley LLC as a result of its 100% voting power and control over Medley LLC and as a result of its obligation to absorb losses and its right to receive benefits of Medley LLC that could potentially be significant to Medley LLC. Medley Management Inc. will consolidate Medley LLC on its consolidated financial statements and record a noncontrolling interest related to the LLC Units held by our pre-IPO owners on its consolidated statements of condition, operations, and comprehensive income.

Medley Group LLC, an entity wholly-owned by our pre-IPO owners, holds all 100 issued and outstanding shares of our Class B common stock. For so long as our pre-IPO owners and then-current Medley personnel hold at least 10% of the aggregate number of shares of Class A common stock and LLC Units (excluding those LLC Units held by Medley Management Inc.) then outstanding, which we refer to as the “Substantial Ownership Requirement,” the Class B common stock will entitle Medley Group LLC, without regard to the number of shares of Class B common stock held by it, to a number of votes that is equal to 10 times the aggregate number of LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of Class B common stock and entitle each other holder of Class B common stock, without regard to the number of shares of Class B common stock held by it, to a number of votes that is equal to 10 times the number of LLC Units held by such other holder. For purposes of calculating the Substantial Ownership Requirement, (1) shares of Class A common stock deliverable to our pre-IPO owners and then-current Medley personnel pursuant to outstanding equity awards will be deemed then outstanding and (2) shares of Class A common stock and LLC Units held by any estate, trust, partnership or limited liability company or other similar entity of which any pre-IPO owner or then-current Medley personnel is a trustee, partner, member or similar party will be considered held by such pre-IPO owner or other then-current Medley personnel. From and after the time that the Substantial Ownership Requirement is no longer satisfied, the Class B common stock will entitle Medley Group LLC, without regard to the number of shares of Class B common stock held by such other holder, to a number of votes that is equal to the aggregate number of LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of Class B common stock and entitle each other holder of Class B common stock, without regard to the number of shares of Class B common stock held by it, to a number of votes that is equal to the number of LLC Units held by such holder. If at any time the ratio at which LLC Units are exchangeable for shares of our Class A common stock changes from one-for-one as described under “Certain Relationships and Related Person Transactions — Exchange Agreement,” the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Holders of LLC Units other than Medley Management Inc., including our pre-IPO owners, will, subject to limited exceptions, be prohibited from transferring any LLC Units held by them upon consummation of this offering, or any shares of Class A common stock received upon exchange of such LLC Units, until the third anniversary of this offering without our consent. Thereafter and prior to the fourth and fifth anniversaries of this offering, such holders may not transfer more than 33 1/3% and 66 2/3%, respectively, of the number of LLC Units held by them upon consummation of this offering, together with the number of any shares of Class A common stock received by them upon exchange therefor, without our consent. While this agreement could be amended or waived by us, our pre-IPO owners have advised us that they do not intend to seek any waivers of these restrictions. The foregoing restrictions do not apply to transfers: (i) by will or intestacy; (ii) as a bona fide gift or gifts; (iii) to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the holder or the immediate family of such holder; (iv) to any immediate family member or other dependent of the holder; (v) as a distribution to limited partners, members or stockholders of the holder; (vi) to the holder’s affiliates or to any investment fund or other entity controlled or managed by the holder; (vii) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (vi) above; or (viii) pursuant to an order of a court or regulatory agency.

The diagram below depicts our organizational structure immediately following this offering.

(1)	The Class B common stock will provide Medley Group LLC with a number of votes that is equal to 10 times the aggregate number of LLC Units held by all non-managing members of Medley LLC. From and after the time that the Substantial Ownership Requirement is no longer satisfied, the Class B common stock will provide Medley Group LLC with a number of votes that is equal to the aggregate number of LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of Class B common stock. For additional information, see “— Organizational Structure Following this Offering” above.
(2)	Certain individuals, entities and other partners engaged in our business will continue to own interests directly in selected operating subsidiaries, including, in certain instances, entities that receive management, performance and incentive fees from funds that we advise. For additional information concerning these interests, see “Business — Fee Structure.”

Incorporation of Medley Management Inc.

Medley Management Inc. was incorporated as a Delaware corporation on June 13, 2014. Medley Management Inc. has not engaged in any business or other activities except in connection with its formation. The certificate of incorporation of Medley Management Inc. authorizes two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”

Reclassification and Amendment and Restatement of Limited Liability Company Agreement of Medley LLC

Prior to the completion of this offering, the limited liability company agreement of Medley LLC will be amended and restated to, among other things, modify its capital structure by creating a single new class of units that we refer to as “LLC Units.” We refer to this as the “Reclassification.” Immediately following the Reclassification but prior to the Offering Transactions described below, there will be            LLC Units issued and outstanding.

Pursuant to the limited liability company agreement of Medley LLC, Medley Management Inc. will be the sole managing member of Medley LLC. Accordingly, Medley Management Inc. will have the right to determine when distributions will be made to the members of Medley LLC and the amount of any such distributions. If Medley Management Inc., as managing member, authorizes a distribution, such distribution will be made to the members of Medley LLC pro rata in accordance with the percentages of their respective limited liability company interests.

The holders of limited liability company interests in Medley LLC, including Medley Management Inc., will incur United States federal, state and local income taxes on their proportionate share of any taxable income of Medley LLC. Net profits and net losses of Medley LLC will generally be allocated to its members (including Medley Management Inc.) pro rata in accordance with the percentages of their respective limited liability company interests, except as otherwise required by law. The limited liability company agreement provides for cash distributions to the holders of limited liability company interests in Medley LLC if Medley Management Inc. determines that the taxable income of Medley LLC will give rise to taxable income for its members. In accordance with the limited liability company agreement, we intend to cause Medley LLC to make pro rata cash distributions to the holders of limited liability company interests in Medley LLC for purposes of funding their tax obligations in respect of the income of Medley LLC that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the taxable income of Medley LLC multiplied by an assumed tax rate equal to the highest effective marginal combined United States federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the non-deductibility of certain expenses and the character of our income). See “Certain Relationships and Related Person Transactions — Medley LLC Limited Liability Company Agreement.”

Exchange Agreement

We and the holders of outstanding LLC Units will enter into an exchange agreement at the time of this offering under which they (or certain permitted transferees thereof) will have the right, from and after the first anniversary of the date of the completion of this offering (subject to the terms of the exchange agreement), to exchange their LLC Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The exchange agreement will also provide that a holder of LLC Units will not have the right to exchange LLC Units if Medley Management Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with Medley Management Inc. to which the holder of LLC Units may be subject. Medley Management Inc. may impose additional restrictions on exchange that it determines to be necessary or advisable so that Medley LLC is not treated as a “publicly traded partnership” for United States federal income tax purposes. As a holder exchanges LLC Units for shares of Class A common stock, the number of LLC Units held by Medley Management Inc. is correspondingly increased as it acquires the exchanged LLC Units. See “Certain Relationships and Related Person Transactions — Exchange Agreement.”

Offering Transactions

At the time of the consummation of this offering, Medley Management Inc. intends to consummate the purchase, for cash, of newly-issued LLC Units from Medley LLC at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering net of underwriting discounts. At the time of this offering, Medley Management Inc. will purchase from Medley LLC      newly-issued LLC Units for an aggregate of $     million (or      Units for an aggregate of $     million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The issuance and sale of such newly-issued LLC Units by Medley LLC to Medley Management Inc. will correspondingly dilute the ownership interests of our pre-IPO owners in Medley LLC. Accordingly, following this offering Medley Management Inc. will hold a number of LLC Units that is equal to the number of shares of Class A common stock that it has issued, a relationship that we believe fosters transparency because it results in a single share of Class A common stock representing (albeit indirectly) the same percentage equity interest in Medley LLC as a single LLC Unit.

Holders of LLC Units (other than Medley Management Inc.) may, subject to certain conditions and transfer restrictions applicable to such holders as set forth in the operating agreement of Medley LLC, from and after the first anniversary of the date of the completion of this offering (subject to the terms of the exchange agreement), exchange their LLC Units for Class A common stock on a one-for-one basis. The exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of Medley LLC. These increases in tax basis may increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of tax that Medley Management Inc. would otherwise be required to pay in the future, although the IRS may challenge all or part of that tax basis increase, and a court could sustain such a challenge. Prior to the completion of this offering, we will enter into a tax receivable agreement with the holders of LLC Units that provides for the payment by Medley Management Inc. to exchanging holders of LLC Units of 85% of the benefits, if any, that Medley Management Inc. is deemed to realize as a result of these increases in tax basis and of certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. This payment obligation is an obligation of Medley Management Inc. and not of Medley LLC. See “Certain Relationships and Related Person Transactions — Tax Receivable Agreement.”

We refer to the foregoing transactions as the “Offering Transactions.”

As a result of the transactions described above:

•	the investors in this offering will collectively own shares of our Class A common stock (or shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and Medley Management Inc. will hold LLC Units (or LLC Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock);
•	our pre-IPO owners will hold LLC Units;
•	the investors in this offering will collectively have % of the voting power in Medley Management Inc. (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and
•	Medley Group LLC, an entity owned by our pre-IPO owners, which holds all 100 outstanding shares of Class B common stock, will have % of the voting power in Medley Management Inc. (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

USE OF PROCEEDS

We estimate that the net proceeds to Medley Management Inc. from this offering at an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions, will be approximately $     million (or $     million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). A $1.00 increase or decrease in the assumed initial public offering price of $     per share would increase or decrease, as applicable, the net proceeds to Medley Management Inc. from this offering by approximately $     million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions. Medley LLC will bear or reimburse Medley Management Inc. for all of the expenses payable by it in this offering, which we estimate will be approximately $     million.

We intend to use all of the net proceeds from this offering (including from any exercise by the underwriters of their option to purchase additional shares of Class A common stock) to purchase a number of newly issued LLC Units from Medley LLC that is equivalent to the number of shares of Class A common stock that we offer and sell in this offering, as described under “Organizational Structure — Offering Transactions.”

We intend to cause Medley LLC to use these proceeds repay indebtedness under the CNB Credit Agreement and for general corporate purposes. As of March 31, 2014, borrowings under the CNB Credit Agreement bore interest at 4.2%. Term loan borrowings under the CNB Credit Agreement mature in December 2018, co-invest term loan borrowings under the CNB Credit Agreement mature in December 2016, and revolving credit facility borrowings under the CNB Credit Agreement mature in December 2015. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt Instruments.”

DIVIDEND POLICY

Following this offering and subject to legally available funds, we intend to pay quarterly cash dividends to the holders of our Class A common stock initially equal to $     per share of Class A common stock, commencing with the quarter of      .

The declaration, amount and payment of any future dividends on shares of Class A common stock will be at the sole discretion of our board of directors and we may reduce or discontinue entirely the payment of such dividends at any time. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Medley Management Inc. is a holding company and has no material assets other than its ownership of LLC Units in Medley LLC. We intend to cause Medley LLC to make distributions to us in an amount sufficient to cover cash dividends, if any, declared by us. If Medley LLC makes such distributions to Medley Management Inc., the other holders of LLC Units will also be entitled to receive distributions pro rata in accordance with the percentages of their respective limited liability company interests.

Any financing arrangements that we enter into in the future may include restrictive covenants that limit our ability to pay dividends. In addition, Medley LLC is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Medley LLC (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Medley LLC are generally subject to similar legal limitations on their ability to make distributions to Medley LLC.

Because Medley Management Inc. must pay taxes and make payments under the tax receivable agreement, amounts ultimately distributed as dividends to holders of our Class A common stock are expected to be less than the amounts distributed by Medley LLC to its members on a per LLC Unit basis.

Medley LLC’s historical distributions include compensatory payments and other benefits paid to our senior professionals who are members of Medley LLC, which have historically been accounted for as distributions on the equity held by such senior professionals rather than as employee compensation. Following this offering, compensation and other benefits paid to our senior professionals who are members of Medley LLC will be accounted for as employee compensation.

Medley LLC made distributions to our pre-IPO owners in the amount of $38.9 million and $13.8 million during 2013 and 2012, respectively. Distributions to our pre-IPO owners amounted to $9.8 million for the three months ended March 31, 2014.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014:

•	on a historical basis for Medley LLC, Medley GP Holdings LLC and their combined and consolidated subsidiaries; and
•	on an as adjusted basis for Medley Management Inc. giving effect to the transactions described under “Unaudited Pro Forma Consolidated Financial Information.”

Cash and cash equivalents are not components of our total capitalization. You should read this table together with the information contained in this prospectus, including “Organizational Structure,” “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes thereto included elsewhere in this prospectus.

	March 31, 2014
	Actual	As Adjusted(1)
	(In thousands)
Cash and cash equivalents	$1,969	$
Loans payable	45,611
Other liabilities	34,238
Members’ (deficit) equity	(38,643)
Class A common stock, par value $0.01 per share, 3,000,000,000 shares authorized, shares issued and outstanding on a pro forma basis	—
Class B common stock, par value $0.01 per share, 1,000,000 shares authorized, shares issued and shares outstanding on a pro forma basis	—
Retained earnings	—
Additional paid-in capital	—
Non-controlling interests in Consolidated Funds	556,990
Non-controlling interests in consolidated subsidiaries	1,210
Total stockholders’ equity attributable to Medley Management Inc.	—
Total equity	519,557
Total capitalization	$599,406	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, as applicable, cash and cash equivalents, additional paid-in capital and total stockholders’ equity by approximately $ million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions.

DILUTION

If you invest in shares of our Class A common stock, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma net tangible book value per share of Class A common stock after this offering. Dilution results from the fact that the per share offering price of the shares of Class A common stock is substantially in excess of the pro forma net tangible book value per share attributable to our pre-IPO owners.

Our pro forma net tangible book value as of March 31, 2014 was approximately $    , or $    per share of Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share of Class A common stock represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, after giving effect to the Reclassification and assuming that all of the holders of LLC Units in Medley LLC (other than Medley Management Inc.) exchanged their LLC Units for newly-issued shares of Class A common stock on a one-for-one basis.

After giving effect to the transactions described under “Unaudited Pro Forma Consolidated Financial Information,” including the application of the proceeds from this offering as described in “Use of Proceeds,” our pro forma net tangible book value as of March 31, 2014 would have been $    , or $    per share of Class A common stock. This represents an immediate dilution in net tangible book value of $    per share of Class A common stock to our pre-IPO owners and an immediate dilution in net tangible book value of $     per share of Class A common stock to investors in this offering.

The following table illustrates this dilution on a per share of Class A common stock basis assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock:

Assumed initial public offering price per share of Class A common stock	$
Pro forma net tangible book value per share of Class A common stock as of March 31, 2014	$
Decrease in pro forma net tangible book value per share of Class A common stock attributable to the offering transactions	$
Pro forma net tangible book value per share of Class A common stock after the offering	$
Dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering	$

Because our pre-IPO owners do not own any Class A common stock or other economic interests in Medley Management Inc., we have presented dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering assuming that all of the holders of LLC Units in Medley LLC (other than Medley Management Inc.) exchanged their LLC Units for newly-issued shares of Class A common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the investors in this offering.

A $1.00 increase in the assumed initial public offering price of $     per share of our Class A common stock would increase our pro forma net tangible book value after giving effect to this offering by $     million, or by $    per share of our Class A common stock, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

The following table summarizes, on the same pro forma basis as of March 31, 2014, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us and the average price per share of Class A common stock paid by our pre-IPO owners and by new investors purchasing shares of Class A common stock in this offering, assuming that all of the holders of LLC Units in Medley LLC (other than Medley Management Inc.) exchanged their LLC Units for shares of our Class A common stock on a one-for-one basis.

	Shares of Class A Common Stock Purchased		Total Consideration		Average Price Per Share of Class A Common Stock
	Number	Percent	Amount	Percent
(In thousands)
Pre-IPO owners		%	$	%	$
Investors in this offering		%	$	%	$
Total		%	$	%	$

Each $1.00 increase in the assumed offering price of $    per share would increase total consideration paid by investors in this offering by $     million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

The dilution information above is for illustration purposes only. Our net tangible book deficit following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated statements of operations for the three months ended March 31, 2014 and the year ended December 31, 2013 present our consolidated results of operations giving pro forma effect to the Offering Transactions described under “Organizational Structure” and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on January 1, 2013. The unaudited pro forma consolidated balance sheet as of March 31, 2014 presents our consolidated financial position giving pro forma effect to the Offering Transactions described under “Organizational Structure” and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on March 31, 2014. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions on the historical combined and consolidated financial information of Medley LLC and Medley GP Holdings LLC.

The unaudited pro forma consolidated financial information should be read together with “Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of Medley Management Inc. that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial position had the Offering Transactions described under “Organizational Structure” and the use of the estimated net proceeds from this offering as described under “Use of Proceeds” occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

The pro forma adjustments principally give effect to:

•	the issuance of shares of Class A common stock in this offering at the assumed initial public offering price of $ per share (the midpoint of the estimated offering price range indicated on the front cover of this prospectus) less estimated underwriting discounts and the payment of offering expenses of approximately $ million;
•	the purchase by Medley Management Inc. of LLC Units from Medley LLC with the proceeds of this offering. See “Organizational Structure—Offering Transactions;”
•	the application of a portion of the proceeds from this offering to repay outstanding indebtedness, as described in “Use of Proceeds.”
•	an adjustment to reflect compensation attributable to our senior professionals who are members of Medley LLC as compensation expense rather than as distributions from equity;
•	an adjustment to reflect compensation expense associated with the grant and vesting of restricted stock units, which will be granted to our employees at the time of this offering. See “Management — Medley Management Inc. 2014 Omnibus Incentive Plan” and “— IPO Date Restricted Stock Unit Awards;” and
•	in the case of the unaudited pro forma consolidated statements of operations, a provision for corporate income taxes on the income of Medley Management Inc. at an effective rate of %, which includes a provision for United States federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction;

The unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of the option to purchase up to an additional      shares of Class A common stock from us.

As described in greater detail under “Certain Relationships and Related Person Transactions —  Tax Receivable Agreement,” prior to the completion of this offering, we will enter into a tax receivable agreement with the holders of LLC Units that provides for the payment by Medley Management Inc. to exchanging holders of LLC Units of 85% of the benefits, if any, that Medley Management Inc. is deemed to realize as a result of these increases in tax basis and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. No such exchanges or other tax benefits have been assumed in the unaudited pro forma financial information and therefore no pro forma adjustment is necessary. See “Certain Relationships and Related Person Transactions — Tax Receivable Agreement.”

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

Medley Management Inc.
Unaudited Pro Forma Consolidated Balance Sheet
As of March 31, 2014

	Medley LLC and Medley GP Holdings LLC Actual	Pro Forma Adjustments		Medley Management Inc. Pro Forma
	(Dollars in thousands)
Assets
Cash and cash equivalents	$1,969		$(1)	$
Investments in equity method investees, at fair value	10,195
Management fees receivables	9,656
Performance fees receivables	4,095
Other assets	5,992
Assets of Consolidated Funds
Cash and cash equivalents	66,054
Investments, at fair value	497,339
Interest and dividends receivable	3,399
Other assets	707
Total assets	$599,406	$		$
Liabilities and equity
Loans payable	$45,611		$(2)	$
Accounts payable, accrued expenses and other liabilities	15,698
Performance fee compensation payable	17,291
Liabilities of Consolidated Funds
Accounts payable, accrued expenses and other liabilities	1,249
Total liabilities	79,849
Commitments and contingencies
Non-controlling interest in Consolidated Funds	556,990
Non-controlling interest in consolidated subsidiaries	1,210
Members’ (deficit) equity	(38,643)
Total equity	519,557
Class A authorized to issue 3,000,000,000 shares, par value $0.01 per share; shares issued and outstanding on a pro forma basis	—		(3)
Class B authorized to issue 1,000,000 shares, par value $0.01 per share; 100 shares issued and outstanding on a pro forma basis	—		(3)
Additional paid-in capital	—		(4)
Retained earnings	—
Non-controlling interest	—		(5)
Total liabilities and equity	$599,406	$		$

(1)	Reflects the net effect on cash and cash equivalents of the receipt of net offering proceeds of $ million, offering expenses of $ million and the uses of proceeds described in “Use of Proceeds.”
(2)	Reflects the repayment of $ million of our outstanding indebtedness, as described in “Use of Proceeds.”
(3)	Represents an adjustment to stockholders’ equity reflecting par value for Class A common stock and Class B common stock to be outstanding following this offering.

Medley Group LLC, an entity wholly-owned by our existing owners, holds all 100 issued and outstanding shares of our Class B common stock. For so long as our existing owners and other then-current Medley personnel hold at least 10% of the aggregate number of shares of Class A common stock and LLC Units (excluding those LLC Units held by Medley Management Inc.) then outstanding, which we refer to as the “Substantial Ownership Requirement,” the Class B common stock will entitle Medley Group LLC, without regard to the number of shares of Class B common stock held by it, to a number of votes that is equal to 10 times the aggregate number of LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of Class B common stock and entitle each other holder of Class B common stock, without regard to the number of shares of Class B common stock held by it, to a number of votes that is equal to 10 times the number of LLC Units held by such holder. From and after the time that the Substantial Ownership Requirement is no longer satisfied, the Class B common stock will entitle Medley Group LLC, without regard to the number of shares of Class B common stock held by it, to a number of votes that is equal to the aggregate number of LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of Class B common stock and entitle each other holder of Class B common stock, without regard to the number of shares of Class B common stock held by it, to a number of votes that is equal to the number of LLC Units held by such holder. Accordingly, immediately following this offering, our existing owners, through their holdings of our Class B common stock, will collectively have     % of the voting power in Medley Management Inc. (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

(4)	Represents an increase of $ million to additional paid-in capital as a result of the amounts allocable to Medley Management Inc. of net proceeds from this offering (offering proceeds, net of underwriting discounts, of $ million, less $ million of offering expenses and less par value reflected in note 3 and the elimination of members’ capital of $ million upon consolidation).
(5)	As described in “Organizational Structure,” Medley Management Inc. will become the sole managing member of Medley LLC. Medley Management Inc. will initially own less than 100% of the economic interest in Medley LLC, but will have 100% of the voting power and control the management of Medley LLC. As a result, we will consolidate the financial results of Medley LLC and will record non-controlling interest on our consolidated balance sheet. Immediately following this offering, the non-controlling interest, based on the assumptions to the pro forma financial information, will be $ million. Pro forma non-controlling interest represents % of the pro forma equity of Medley LLC.

Medley Management Inc.
Unaudited Pro Forma Consolidated Statements of Operations
For the Year Ended December 31, 2013

	Medley LLC and Medley GP Holdings LLC Actual		Pro Forma Adjustments		Medley Management Inc. Pro Forma
	(In thousands except share and per share data)
Revenues
Management fees		$36,446	$		$
Performance fees		2,412
Other income and fees		5,011
Total revenues		43,869
Expenses
Compensation and benefits		13,712		(1)(2)
Performance fee compensation		7,192		(2)
Consolidated Funds expenses		1,225
General, administrative and other expenses		12,655
Total expenses		34,784
Other income (expense)
Dividend and other income		886
Interest expense		(1,479)		(3)
Other income (expense)		(483)
Interest of Consolidated Funds		49,912
Net realized gain (loss) on investments of Consolidated Funds		(16,080)
Net change in unrealized appreciation (depreciation) on investments of Consolidated Funds		(3,667)
Total other income (expense), net		29,089
Income before income taxes		38,174
Provision for income taxes		1,639		(4)
Net income		36,535
Less: Net income attributable to non-controlling interests in Consolidated Funds		12,898
Less: Net income attributable to non-controlling interests in consolidated subsidiaries		—
Net income attributable to members		23,637
Net income (loss) attributable to the controlling and the non-controlling interests	$		$		$
Less: Net income attributable to the non-controlling interest		—		(5)
Net income attributable to Medley Management Inc.		$—	$		$
Weighted average shares of Class A common stock outstanding		—
Basic		—
Diluted		—
Net income available to Class A common stock per share		—
Basic		—				(6)
Diluted		—				(6)

(1)	As described in “Management — IPO Date Restricted Unit Awards,” at the time of this offering we intend to grant to our employees, under our 2014 Omnibus Incentive Plan, restricted stock units. These restricted stock units will vest as to 60% of the underlying shares on the third anniversary of this offering, and as to an additional 20% of the underlying shares on each of the fourth and fifth anniversaries of this offering. The grant date fair value of the units will be charged to compensation expense as they vest over the applicable vesting period. The amount of the adjustment has been derived based on a grant date fair value equal to the assumed initial public offering price of $ per unit (the midpoint of the estimated offering price range set forth on the front cover of this prospectus), multiplied by the number of restricted stock units, expensed over the assumed vesting period. Additionally, the calculation of the expense assumes a forfeiture rate of up to %. The total compensation expense expected to be recognized in all future periods associated with the restricted stock units, considering assumed forfeitures, is $ million.
(2)	Reflects an adjustment to record base salary, guaranteed payments, annual bonus, and benefit expenses attributable to our senior professionals as compensation expense. Additionally, performance fee related compensation attributable to our senior professionals is included in this pro forma adjustment. Prior to the Reorganization and this offering, the entities that comprise Medley have been partnerships or limited liability companies. Accordingly, all payments to our senior professionals generally have been accounted for as distributions from members’ equity rather than as compensation expenses. Following this offering, we intend to account for compensation payments to our senior professionals as compensation expenses.
(3)	Reflects a reduction in interest expense of $ million as a result of the repayment of $ million of our outstanding indebtedness, as described in “Use of Proceeds.”
(4)	Following this offering we will be subject to United States federal income taxes, in addition to state, local and international taxes with respect to our allocable share of any net taxable income of Medley LLC, which will result in higher income taxes. As a result, the pro forma statements of operations reflect an adjustment to our provision for corporate income taxes to reflect an effective rate of %, which includes a provision for United States federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction.
(5)	As described in “Organizational Structure,” Medley Management Inc. has become the sole managing member of Medley LLC. Medley Management Inc. will initially own less than 100% of the economic interest in Medley LLC, but will have 100% of the voting power and control the management of Medley LLC. Immediately following this offering, the non-controlling interest will be %. This amount has been determined based on an assumption that the underwriters’ option to purchase additional shares is not exercised. If the underwriters’ option to purchase additional shares is exercised, the ownership percentage held by the non-controlling interests would decrease to %. The percentage of the net income attributable to the non-controlling interests will vary from these percentages due to the differing level of income taxes applicable to the controlling interests.
(6)	For purposes of calculating pro forma net income per share, the weighted-average shares of Class A common stock of Medley Management Inc. outstanding is calculated as follows:

Year Ended December 31, 2013
	Basic	Diluted
Shares of Class A common stock outstanding
Restricted stock units(a)
Weighted-average shares of Class A common stock outstanding

(a)	We apply the treasury stock method to determine the dilutive weighted-average shares represented by our restricted stock units. Under the treasury stock method, compensation expense attributed to future services and not yet recognized is presumed to be used to acquire outstanding shares, thus reducing the weighted-average number of shares and the dilutive effect of these awards.

The shares of Class B common stock do not share in our earnings and are therefore not included in the weighted-average shares outstanding or net income (loss) per share.

On a pro forma basis for the three months ended March 31, 2014 and the year ended December 31, 2013, the LLC Units (which are exchangeable on a one-for-one basis for shares of our Class A common shares) were antidilutive and consequently the effect of their exchange for shares of Class A common stock has been excluded from the calculation of diluted net income available to Class A common stock per share.

Medley Management Inc.
Unaudited Pro Forma Consolidated Statements of Operations
For the Three Months Ended March 31, 2014

	Medley LLC and Medley GP Holdings LLC Actual	Pro Forma Adjustments		Medley Management Inc. Pro Forma
	(In thousands except share and per share data)
Revenues
Management fees	$13,228	$		$
Performance fees	755
Other income and fees	2,013
Total revenues	15,996
Expenses
Compensation and benefits	3,759		(1)(2)
Performance fee compensation	1,518		(2)
Consolidated Funds expenses	320
General, administrative and other expenses	4,229
Total expenses	9,826
Other income (expense)
Dividend income	222
Interest expense	(633)		(3)
Other income (expense)	(931)
Interest income of Consolidated Funds	12,109
Net realized gain (loss) on investments of Consolidated Funds	1,357
Net change in unrealized appreciation (depreciation) on investments of Consolidated Funds	(8,137)
Total other income (expense), net	3,987
Income before income taxes	10,157
Provision for income taxes	504		(4)
Net income	9,653
Less: Net income attributable to non-controlling interests in Consolidated Funds	3,912
Less: Net incomme attributable to non-controlling interests in consolidated subsidiaries	242
Net income (loss) attributable to Medley LLC	$5,499	$		$
Less: Net income attributable to the non-controlling interest in Medley LLC	—		(5)
Net income attributable to Medley Management Inc.	$—	$		$
Weighted average shares of Class A common stock outstanding	—
Basic	—
Diluted	—
Net income available to Class A common stock per share	—
Basic	—				(6)
Diluted	—				(6)

(1)	As described in “Management — IPO Date Restricted Unit Awards,” at the time of this offering we intend to grant to our employees, under our 2014 Omnibus Incentive Plan, restricted stock units. These restricted stock units will vest as to 60% of the underlying shares on the third anniversary of this offering, and as to an additional 20% of the underlying shares on each of the fourth and fifth anniversaries of this offering. The grant date fair value of the units will be charged to compensation expense as they vest over the applicable vesting period. The amount of the adjustment has been derived based on a grant date fair value equal to the assumed initial public offering price of $ per unit (the midpoint of the estimated offering price range set forth on the front cover of this prospectus), multiplied by the number of restricted stock units, expensed over the assumed vesting period. Additionally, the calculation of the expense assumes a forfeiture rate of up to %. The total compensation expense expected to be recognized in all future periods associated with the restricted stock units, considering assumed forfeitures, is $ million.
(2)	Reflects an adjustment to record base salary, guaranteed payments, annual bonus, and benefit expenses attributable to our senior professionals as compensation expense. Additionally, performance fee related compensation attributable to our senior professionals is included in this pro forma adjustment. Prior to the Reorganization and this offering, the entities that comprise Medley have been partnerships or limited liability companies. Accordingly, all payments to our senior professionals generally have been accounted for as distributions from members’ equity rather than as compensation expenses. Following this offering, we intend to account for compensation payments to our senior professionals as compensation expenses.
(3)	Reflects a reduction in interest expense of $ million as a result of the repayment of $ million of our outstanding indebtedness, as described in “Use of Proceeds.”
(4)	Following this offering we will be subject to United States federal income taxes, in addition to state, local and international taxes with respect to our allocable share of any net taxable income of Medley LLC, which will result in higher income taxes. As a result, the pro forma statements of operations reflect an adjustment to our provision for corporate income taxes to reflect an effective rate of %, which includes a provision for United States federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction.
(5)	As described in “Organizational Structure,” Medley Management Inc. has become the sole managing member of Medley LLC. Medley Management Inc. will initially own less than 100% of the economic interest in Medley LLC, but will have 100% of the voting power and control the management of Medley LLC. Immediately following this offering, the non-controlling interest will be %. This amount has been determined based on an assumption that the underwriters’ option to purchase additional shares is not exercised. If the underwriters’ option to purchase additional shares is exercised, the ownership percentage held by the non-controlling interests would decrease to %. The percentage of the net income attributable to the non-controlling interests will vary from these percentages due to the differing level of income taxes applicable to the controlling interests.
(6)	For purposes of calculating pro forma net income per share, the weighted-average shares of Class A common stock of Medley Management Inc. outstanding is calculated as follows:

Three Months Ended March 31, 2014
	Basic	Diluted
Shares of Class A common stock outstanding
Restricted stock units(a)
Weighted-average shares of Class A common stock outstanding

(a)	We apply the treasury stock method to determine the dilutive weighted-average shares represented by our restricted stock units. Under the treasury stock method, compensation expense attributed to future services and not yet recognized is presumed to be used to acquire outstanding shares, thus reducing the weighted-average number of shares and the dilutive effect of these awards.

The shares of Class B common stock do not share in our earnings and are therefore not included in the weighted-average shares outstanding or net income (loss) per share.

On a pro forma basis for the three months ended March 31, 2014 and the year ended December 31, 2013, the LLC Units (which are exchangeable on a one-for-one basis for shares of our Class A common shares) were antidilutive and consequently the effect of their exchange for shares of Class A common stock has been excluded from the calculation of diluted net income available to Class A common stock per share.

Core Net Income, Core EBITDA — Pro Forma

Core Net Income.  Core Net Income is an income measure that is used by management to assess the performance of our business through the removal of non-core items, as well as non-recurring expenses associated with the transactions contemplated herein. It is calculated by adjusting standalone net income attributable to members to exclude reimbursable expenses associated with the launch of funds and certain one-time severance costs. In the future, Core Net Income will also exclude the amortization of any one-time equity compensation expense associated with grants of restricted stock units.

Our Core Net Income differs from net income attributable to members computed in accordance with GAAP, as it is presented before giving effect to reimbursable expenses associated with the launch of funds and certain one-time severance costs.

Core Earnings before interest, income taxes, depreciation and amortization (Core EBITDA).  Core EBITDA is an income measure also used by management to assess the performance of our business. Core EBITDA is calculated as Core Net Income before interest expense as well as taxes, depreciation and amortization.

These standalone financial measures supplement and should be considered in addition to and not in lieu of the results of operations discussed further under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview of Combined and Consolidated Results of Operations” which are prepared in accordance with GAAP. For a reconciliation of these measures to the most comparable measure in accordance with GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Standalone Results of Operations .” See Note 13, “Segment Reporting,” to our combined and consolidated financial statements included elsewhere in this prospectus for more information.

The following table is a reconciliation of the pro forma net income (loss) attributable to the controlling and the non-controlling interests of Medley Management Inc. for the three months ended March 31, 2014 and the year ended December 31, 2013 to pro forma Core Net Income and pro forma Core EBITDA for the comparable period giving pro forma effect to the Offering Transactions described under “Organizational Structure” and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on January 1, 2013.

	Three months ended March 31, 2014	Year Ended December 31, 2013
(In thousands)
Pro forma net income (loss) attributable to the controlling and the non-controlling interests	$	$
Reimbursable fund startup expenses
Severance expenses
IPO date award stock-based compensation
Pro forma Core Net Income
Interest expense
Taxes
Depreciation
Pro forma Core EBITDA	$	$

SELECTED HISTORICAL COMBINED AND CONSOLIDATED FINANCIAL DATA

The following selected historical combined and consolidated financial data of Medley LLC and Medley GP Holdings LLC should be read together with “Organizational Structure,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes thereto included elsewhere in this prospectus. Medley LLC will be considered our predecessor for accounting purposes, and its combined and consolidated financial statements will be our historical combined and consolidated financial statements following this offering.

We derived the summary historical combined and consolidated statement of operations data of Medley LLC and Medley GP Holdings LLC for each of the years ended December 31, 2013 and 2012 and the summary historical combined and consolidated balance sheet data as of December 31, 2013 and 2012 from the audited consolidated financial statements of Medley LLC and Medley GP Holdings LLC, which are included elsewhere in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2014 and 2013 and the combined and consolidated historical balance sheet data as of March 31, 2014 and 2013 have been derived from unaudited combined and consolidated financial statements of Medley LLC and Medley GP Holdings LLC included elsewhere in this prospectus. The unaudited combined and consolidated financial statements of Medley LLC and Medley GP Holdings LLC have been prepared on substantially the same basis as the audited combined and consolidated financial statements and include all adjustments that we consider necessary for a fair presentation of our combined and consolidated financial position and results of operations for all periods presented. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

	Actual
	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012
	(Dollars in thousands)
Statements of Operations Data:
Revenues
Management fees	$13,228	$6,928	$36,446	$25,325
Performance fees	755	4	2,412	765
Other income and fees	2,013	896	5,011	2,152
Total revenues	15,996	7,828	43,869	28,242
Expenses
Compensation and benefits	3,759	3,296	13,712	11,477
Performance fee compensation	1,518	1,357	7,192	5,148
Consolidated Funds expenses	320	235	1,225	1,653
General, administrative and other expenses	4,229	2,801	12,655	9,679
Total expenses	9,826	7,689	34,784	27,957
Other income (expense)
Dividend income	222	222	886	245
Interest expense	(633)	(386)	(1,479)	(831)
Other income (expense)	(931)	256	(483)	(552)
Interest of Consolidated Funds	12,109	11,888	49,912	36,335
Net realized gain (loss) on investments of Consolidated Funds	1,357	—	(16,080)	(1,600)
Net change in unrealized appreciation (depreciation) on investments of Consolidated Funds	(8,137)	(6,333)	(3,667)	(9,316)
Total other income (expense), net	3,987	5,647	29,089	24,281
Income before income taxes	10,157	5,786	38,174	24,566
Provision for income taxes	504	325	1,639	1,087

	Actual
	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012
	(Dollars in thousands)
Net income	9,653	5,461	36,535	23,479
Less: Net income attributable to non-controlling interests in Consolidated Funds	3,912	1,283	12,898	11,561
Less: Net income attributable to non-controlling interests in Consolidated Funds	242	—	—	—
Net income attributable to members	$5,499	$4,178	$23,637	$11,918
Statements of Balance Sheet Data:
Assets
Cash and cash equivalents	$1,969	$1,813	$5,395	$1,292
Investments in equity method investees, at fair value	10,195	10,173	10,173	9,929
Management fees receivables	9,656	5,699	8,921	4,672
Performance fees receivables	4,095	932	3,339	928
Other assets	5,992	3,728	5,308	3,530
Assets of Consolidated Funds
Cash and cash equivalents	66,054	23,701	60,355	74,133
Investments, at fair value	497,339	357,604	412,218	340,245
Interest and dividends receivable	3,399	3,581	2,804	2,918
Other assets	707	616	436	229
Total assets	$599,406	$407,847	$508,949	$437,876
Liabilities and equity
Loans payable	$45,611	$9,627	$27,990	$6,514
Accounts payable, accrued expenses and other liabilities	15,698	9,714	17,613	12,666
Performance fee compensation payable	17,291	11,944	16,225	10,858
Liabilities of Consolidated Funds
Accounts payable, accrued expenses and other liabilities	1,249	786	1,160	902
Unsettled trades payable	—	16,000	—	—
Total liabilities	79,849	48,071	62,988	30,940
Commitments and contingencies
Non-controlling interests in Consolidated Funds	556,990	357,058	464,475	407,353
Non-controlling interests in consolidated subsidiaries	1,210	40	40	40
Members’ (deficit) equity	(38,643)	2,678	(18,554)	(457)
Total equity	519,557	359,776	445,961	406,936
Total liabilities, non-controlling interests and equity	$599,406	$407,847	$508,949	$437,876

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the historical combined and consolidated financial statements and the related notes included elsewhere in this prospectus.

The historical combined and consolidated financial data discussed below reflects the historical results of operations and financial position of Medley LLC and Medley GP Holdings LLC, as well as their wholly owned subsidiaries and Consolidated Funds. The historical standalone financial data discussed below reflects the historical results of operations and financial position attributable to Medley LLC and Medley GP Holdings LLC as well as their wholly owned subsidiaries but excludes the Consolidated Funds. The historical combined and consolidated financial data discussed below does not give effect to the Reorganization, this offering and the Offering Transactions. See “Organizational Structure” and “Unaudited Pro Forma Financial Data” included elsewhere in this prospectus.

This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those included in the section entitled “Risk Factors” contained elsewhere in this prospectus describing key risks associated with our business, operations and industry. Actual results may differ materially from those contained in our forward-looking statements. Amounts and percentages presented throughout our discussion and analysis of financial condition and results of operations may reflect rounding adjustments and consequently totals may not appear to sum. The highlights listed below have had significant effects on many items within our combined and consolidated financial statements and affect the comparison of the current period’s activity with those of prior periods.

Overview

Medley is a rapidly growing asset management firm with approximately $2.6 billion of AUM as of March 31, 2014. We provide institutional and retail investors with yield-oriented investment products that pay periodic dividends or distributions that we believe offer attractive risk-adjusted returns. We focus on credit-related investment strategies, primarily originating senior secured loans to private middle market companies in the United States that have revenues between $50 million and $1 billion. We generally hold these loans to maturity.

We manage two permanent capital vehicles, both of which are BDCs, as well as long-dated private funds and SMAs. Our focus on senior secured credit, combined with the permanent and long-dated nature of our vehicles, leads to predictable management fee and incentive fee income. Our year over year AUM growth as of March 31, 2014 was 46% and our compounded annual growth rate of AUM from December 31, 2010 through December 31, 2013 was 31%, which have been driven in large part by the growth in our permanent capital vehicles.

•	Permanent capital vehicles: MCC and SIC, with combined AUM of $1.5 billion as of March 31, 2014.
•	Long-dated institutional funds and SMAs: MOF I, MOF II and SMAs, with total AUM of $1.1 billion as of March 31, 2014.

Since the launch of our first permanent capital vehicle in January 2011, permanent capital has grown to represent 57% of our AUM as of March 31, 2014. For the three months ended March 31, 2014, 92% of our standalone revenues were generated from management fee income and performance fee income derived primarily from net interest income on senior secured loans.

Direct origination, careful structuring and active monitoring of our loan portfolio are important success factors in our business. Since our inception in 2006, we have adhered to a disciplined investment process that employs these principles with the goal of delivering strong risk-adjusted investment returns while protecting investor capital. We believe that our ability to directly originate, structure and lead deals enables us to consistently lend at higher yields with better terms. In addition, our loans generally have a contractual maturity of between three and seven years and are typically floating rate, which we believe positions our business well for rising interest rates.

Our senior management team has on average over 20 years of experience in credit, including originating, underwriting, principal investing and loan structuring. We have over 65 employees, including over 35 investment, origination and credit management professionals, and over 25 operations, marketing and distribution professionals, each with extensive experience in their respective disciplines.

We believe that our revenue is consistent and predictable due to our investment strategy and nature of our fees. The significant majority of our standalone revenue is derived from management fees, which include base management fees earned on all of our investment products as well as Part I incentive fees earned from our permanent capital vehicles. Our base management fees are generally calculated based upon fee earning assets and paid quarterly in cash. Our Part I incentive fees are generally equal to 20% of net investment income, subject to a hurdle rate, and are also paid quarterly in cash.

We also earn performance fees from our long-dated private funds and SMAs. Typically, these performance fees are equal to 20% of total return above a hurdle rate. These performance fees are accrued quarterly and paid after return of all invested capital and an amount sufficient to achieve the hurdle rate of return.

The investment strategies in our permanent capital vehicles, long-dated private funds and SMAs are focused on generating net interest income from senior secured loans. Because we focus on capital preservation and generally originate senior secured loans that pay interest at a rate in excess of our hurdle rate, we believe our Part I incentive fees and performance fees are predictable and recurring.

We also receive incentive fees related to realized capital gains in our permanent capital vehicles, that we refer to as Part II incentive fees. These incentive fees are typically equal to 20% of the net realized gain after achieving a hurdle rate and are paid annually. As our investment strategy is focused on generating yield from senior secured credit, historically we have not generated Part II incentive fees. As a result, we do not separately disclose Part II incentive fees as a line item in our financials. See “Business — Fee Structure.”

Our primary expenses are compensation to our employees and general, administrative and other expenses. Compensation includes salaries, bonuses and benefits paid and payable to our employees as well as the performance fee compensation that is directly related to performance fees, generally consisting of incentive allocations in our long-dated private funds that we grant to certain of our professionals. General and administrative expenses include costs primarily related to professional services, office rent and equipment expenses, depreciation and amortization, travel and related expenses, information technology, communication and information services, placement fees and third party marketing expenses and other general operating items.

Trends Affecting Our Business

We believe that our disciplined investment philosophy contributes to the stability of our firm’s performance. As of March 31, 2014, approximately 57% of our AUM was in permanent capital vehicles, which have unlimited duration, attractive total returns and strong growth. Our results of operations, including the fair value of our AUM, are affected by a variety of factors, including conditions in the global financial markets as well as economic and political environments, particularly in the United States.

In general, 2013 and the first quarter of 2014 were characterized by economic recovery and increasing investor demand for yield products given historically low interest rates. Investors’ desire for yield, coupled with low interest rates, continued to drive corporate credit issuance to record levels in the United States. Medley has benefited from the demand for yield products and grown our AUM over this period. Generally, private debt markets did not experience the same level of credit spread tightening seen in the broader markets, which has allowed us to continue to deliver strong total returns to investors and grow our AUM.

In addition to these macroeconomic trends and market factors, our future performance is dependent on our ability to attract new capital. We believe the following factors will influence our future performance:

•	The extent to which investors favor directly originated private credit investments. Our ability to attract additional capital is dependent on investors’ views of directly originated private credit investments relative to traditional assets. We believe fundraising efforts will continue to be impacted by certain fundamental asset management trends that include: (1) the increasing importance of directly originated private credit investment strategies for institutional investors; (2) increasing demand for directly originated private credit investments from retail investors; (3) recognition by the consultant channel, which serves endowment and pension fund investors, that directly originated private credit is an important component of asset allocation; (4) increasing demand from insurance companies seeking alternatives to investing in the liquid credit markets; and (5) de-leveraging of the global banking system, bank consolidation and increased bank regulatory requirements.
•	Our ability to generate strong, stable returns and retain investor capital throughout market cycles. The capital we are able to attract and retain drives the growth of our AUM, fee earning AUM and management fees we earn. We believe we are well positioned to capitalize on investment opportunities throughout market cycles given the majority of our AUM is in either permanent capital vehicles or long-dated private funds and SMAs.
•	Our ability to source investments with attractive risk-adjusted returns. Our ability to grow our revenue is dependent on our continued ability to source attractive investments and deploy the capital that we have raised. We believe that the current economic environment provides attractive investment opportunities. Our ability to identify attractive investments and execute on those investments is dependent on a number of factors, including the general macroeconomic environment, valuation, size and the liquidity of these investment opportunities. A significant decrease in the quality or quantity of investment opportunities in the directly originated private credit market or a substantial increase in corporate default rates, an increase in competition from new entrants providing capital to the private debt market and a decrease in recovery rates of directly originated private credit could adversely affect our ability to source investments with attractive risk-adjusted returns.
•	The attractiveness of our product offering to investors. We believe defined contribution plans, retail investors, public institutional investors, pension funds, endowments, sovereign wealth funds and insurance companies are increasing exposure to directly originated private credit investment products to seek differentiated returns and current yield. Our permanent capital vehicles benefit from this demand by offering institutional and retail investors the ability to invest in our private credit investment strategy. We believe that the breadth, diversity and number of investment vehicles we offer allows us to maximize our reach with investors.
•	The strength of our investment process, operating platform and client servicing capabilities. Following the most recent financial crisis, investors in alternative investments, including those managed by us, have heightened their focus on matters such as manager due diligence, reporting transparency and compliance infrastructure. Since inception, we have invested heavily in our investment monitoring systems, compliance and enterprise risk management systems to proactively address investor expectations and the evolving regulatory landscape. We believe these investments in operating infrastructure will continue to support our growth in AUM.

Consolidation and Deconsolidation of Medley Funds

We consolidate certain funds in our combined and consolidated financial statements presented in this prospectus. These funds represented approximately 27% of our AUM as of December 31, 2013 and 22% of our management fees and 71% of our performance fees for the year ended December 31, 2013, on a standalone basis.

Under GAAP, we are required to consolidate (a) entities in which we hold a majority voting interest or have majority ownership and control over the operational, financial and investing decisions of that entity, including affiliates and affiliated funds for which we are the general partner and are presumed to have control, and (b) entities that we concluded are Variable Interest Entities (“VIEs”), for which we are deemed to be the primary beneficiary. However, we are not required under GAAP to consolidate in our combined and consolidated financial statements certain investment funds that we advise because such funds provide the limited partners with the right to dissolve the fund without cause by a simple majority vote of the non-affiliated limited partners, which overcomes the presumption of control by us. “Consolidated Funds” refer to (a) with respect to the three months ended March 31, 2014 and 2013, and the year ended December 31, 2013, MOF I and MOF II and (b) with respect to the year December 31, 2012, MOF I, MOF II and SIC. SIC was consolidated in 2012 and following its raising of additional third party capital, SIC was not consolidated in 2013.

In June 2009, the Financial Accounting Standards Board (“FASB”) amended its guidance on accounting for VIEs. The new accounting guidance resulted in a change in our accounting policy effective January 1, 2010. Among other things, the new guidance (a) requires more qualitative than quantitative analysis to determine the primary beneficiary of a VIE, (b) requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE, (c) enhances disclosures about an enterprise’s involvement with a VIE and (d) amends certain guidance for determining whether an entity is a VIE. Under the new guidance, a VIE must be consolidated if the enterprise has both (a) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The assets and liabilities of our Consolidated Funds are held within separate legal entities and, as a result, the liabilities of our Consolidated Funds are non-recourse to us. Generally, the consolidation of our Consolidated Funds has a significant gross-up effect on our assets, liabilities and cash flows but has no net effect on the net income attributable to our combined and consolidated results or on our total controlling equity. The majority of the net economic ownership interests of our Consolidated Funds are reflected as non-controlling interests in Consolidated Funds in our combined and consolidated financial statements.

Components of our Results of Operations

Management Fees.  Management fees include both base management fees as well as Part I incentive fees. In our combined and consolidated results, our base management fees attributable to our consolidated funds are eliminated in our combined and consolidated results of operations.

•	Base Management Fees. Base management fees are generally based on a defined percentage of (1) average or total gross assets, including assets acquired with leverage, (2) total commitments, (3) net invested capital or (4) NAV. These fees are calculated quarterly and are paid in cash in advance or in arrears depending on each specific fund. Base management fees are recognized as revenue in the period advisory services are rendered, subject to our assessment of collectability.

In addition, to a lesser extent we also receive non-asset based management fees that may include special fees such as origination fees, transaction fees and similar fees paid to us in connection with portfolio investments of our funds. These fees are specific to particular transactions and the contractual terms of the portfolio investments, and are recognized when earned.

•	Part I Incentive Fees. We also include Part I incentive fees that we receive from our permanent capital vehicles in Management Fees due to their predictable and consistent nature. Part I incentive fees are paid quarterly, in cash, and are driven primarily by net interest income on senior secured loans. These fees are not subject to clawbacks or netting against realized losses, which would benefit us during a time of asset price distress, as we would continue to earn fees so long as the loans we invest in are paying current interest. Given we are primarily an asset manager of yield-oriented products and our incentive fees are primarily derived from spread income rather than trading or capital gains, we believe Part I incentive fees will continue to be consistent and predictable. In addition, we also carefully manage interest rate risk. We are generally positioned to benefit from a raising rate environment, which should benefit fees paid to us from our vehicles and funds.

MCC Part I incentive fees are equal to 20% of net investment income (before MCC Part I incentive fees and MCC Part II incentive fees), subject to a fixed “hurdle rate” of 2.00% per quarter, calculated on the prior quarter net asset value. No fee is earned until MCC’s net investment income exceeds the 2.00% hurdle rate. There is a “catch-up” provision that allocates to us all investment income above the hurdle rate but below a 2.50% return on the prior quarter net asset value. Thereafter, we receive 20% of MCC’s net investment income above a 2.50% return on the prior quarter net asset value. We believe MCC Part I incentive fees are predictable and are recurring in nature. MCC Part I incentive fees are not subject to repayment (or clawback), and are paid quarterly in cash.

SIC Part I incentive fees are equal to 20% of its net investment income (before SIC Part I incentive fees and SIC Part II incentive fees), subject to a fixed “hurdle rate” of 1.75% per quarter, calculated on the prior quarter net asset value. No fee is earned until SIC’s net investment income exceeds the 1.75% hurdle rate. There is a “catch-up” provision that allocates to us all investment income above the hurdle rate but below a 2.1875% return on the prior quarter net asset value. Thereafter, we receive 20% of SIC’s net investment income above a 2.1875% return on the prior quarter net assets value. We believe SIC Part I incentive fees are predictable and are recurring in nature. SIC Part I incentive fees are not subject to repayment (or clawback), and are paid quarterly in cash.

Performance Fees.  Our long-dated private funds and SMAs have industry standard carried interest performance fee structures. Consistent with Part I incentive fees, carry performance fees are typically 20% of the total return over an 8.0% annualized preferred return. We record these fees on an accrual basis, to the extent such amounts are contractually due but not paid, and we present this revenue as a separate line item. These fees are subject to clawbacks, and netting against unrealized and realized losses. However, similar to Part I incentive fees, the key driver of these fees are interest income on senior secured loans, which are generally held to maturity. As such, similar to Part I incentive fees, we believe there is a high degree of predictability associated with these fees as compared to performance fees associated with more volatile trading or private equity investment strategies.

The timing and amount of performance fees generated by our funds is uncertain. If we were to have a realization event in a particular quarter or year, it may have a significant impact on our results for that particular quarter or year that may not be replicated in subsequent periods. See “Risk Factors — Risks Related to Our Business and Industry.”

We may be liable to certain funds for previously realized performance fees if the fund’s investment values decline, which vary from fund to fund, and in all cases each investment fund is considered separately in evaluating performance fees. If upon a liquidation of a fund’s investments at the then-current fair values, previously recognized and distributed performance fees could be required to be returned. If the funds were liquidated at their fair values at December 31, 2013 and 2012, there would have been no clawback obligation or liability. If we assumed all existing investments were valued at $0 at December 31, 2013 and 2012, the total amount of performance fees subject to clawback would have been approximately $12.2 million and $4.0 million, respectively.

For any given period, performance fee revenue on our combined and consolidated statement of operations may include reversals of previously recognized performance fees due to a decrease in the value of a particular fund that results in a decrease of cumulative performance fees earned to date. Since fund return hurdles are cumulative, previously recognized fees also may be reversed in a period of appreciation that is lower than the particular fund’s hurdle rate. For the years ended December 31, 2013 and 2012, we did not reverse any previously recognized performance fees.

Part II Incentive Fees.  For our permanent capital vehicles, Part II incentive fees generally represent 20% of each fund’s cumulative realized capital gains (net of realized capital losses and unrealized capital depreciation). We have not received these fees historically, and do not expect such fees to be material in the future given our focus on senior secured lending.

Other Income and Fees.  We also provide administrative services to certain of our affiliated funds that are reported as other income and fees. Such fees are recognized as revenue in the period that administrative services are rendered. These fees are generally based on expense reimbursements for the portion of overhead and other expenses incurred by certain professionals directly attributable to the fund. These fees are reported within total revenues in our combined and consolidated financial statements included elsewhere in this prospectus.

In certain cases, the entities that receive management and incentive fees from our funds are owned by Medley LLC together with other persons. See “Business — Fee Structure.” See “— Critical Accounting Policies” and Note 2, “Summary of Significant Accounting Policies,” to our combined and consolidated financial statements included elsewhere in this prospectus for additional information regarding the manner in which management fees, performance fees and other fees are generated.

Expenses

Compensation and Benefits.  Compensation generally includes salaries, bonuses and benefits paid and payable to our employees. In the future, we may include equity-based compensation associated with the grants of equity-based awards to our senior professionals. Compensation expenses relating to the issuance of certain equity-based awards will be measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight line basis. Such equity-based awards will be re-measured at the end of each reporting period. Bonuses are accrued over the service period to which they relate. All payments made to our senior professionals who are members of Medley LLC, including compensatory payments, have historically been accounted for as distributions on the equity held by such senior professionals rather than as employee compensation.

Following this offering, compensation and other benefits paid to our senior professionals who are members of Medley LLC will be accounted for as employee compensation. In addition, as described in “Management — IPO Date Restricted Unit Awards,” at the time of this offering we intend to grant to our employees, under our 2014 Omnibus Incentive Plan,      restricted stock units. These restricted stock units will vest as to 60% of the underlying shares on the third anniversary of this offering, and as to an additional 20% of the underlying shares on each of the fourth and fifth anniversaries of this offering. The grant date fair value of the units will be charged to compensation expense as they vest over the applicable vesting period.

Performance Fee Compensation.  Performance fee compensation includes compensation directly related to performance fees, which generally consists of percentage interests that we grant to our professionals. Depending on the nature of each fund, the performance fee participation is generally structured as a fixed percentage or as an annual award. The liability is calculated based upon the changes to realized and unrealized performance fees but not payable until the performance fees are realized. We have an obligation to pay our professionals a portion of the performance fees earned from certain funds, including revenue from Consolidated Funds that is eliminated in consolidation.

Consolidated Funds Expenses.  Consolidated fund expenses consist primarily of costs incurred by our Consolidated Funds, including professional fees, research expenses, trustee fees and other costs associated with administering these funds. These expenses are generally attributable to the related funds’ limited partners and are allocated to non-controlling interests. As such, these expenses have no material impact on the net income attributable to Medley and its consolidated subsidiaries.

General, Administrative and Other Expenses.  General and administrative expenses include costs primarily related to professional services, office rent and equipment expenses, depreciation and amortization, travel and related expenses, information technology, communication and information services, placement fees and third party marketing expenses, SIC expenses and other general operating items. These expenses are not borne by fund investors and are not offset by credits attributable to fund investors’ non-controlling interests in Consolidated Funds. Occupancy and equipment expense represents charges related to office leases and associated expenses, such as utilities and maintenance fees. Depreciation of fixed assets is normally calculated using the straight-line method over their estimated useful lives, ranging from three to seven years, taking into consideration any residual value. Leasehold improvements are amortized over the shorter of the useful life of the asset or the expected term of the lease. Placement fees typically represent expenses paid upfront in connection with our capital raising activities.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur significant additional annual expenses related to these steps and, among other things, additional directors and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

Other Income/Expense

Dividend and Other Income.  Dividend and other income consist primarily of dividend income and realized gains and losses in our investments. Dividends are recognized on an accrual basis to the extent that such amounts are expected to be collected. Net realized gains and losses are realized when we redeem all or a portion of our investment or when we receive cash income, such as dividends or distributions.

Interest Expense.  Interest expense consists primarily of interest expense relating to debt incurred by us.

Interest and Other Income of Consolidated Funds.  Interest income of our Consolidated Funds relates to interest and dividend income generated from the underlying investments securities. Interest and other income are recognized on an accrual basis to the extent such amounts are expected to be collected. These sources of revenue are generally attributable to the related funds’ limited partners and are allocated to non-controlling interests. As such, these sources of revenue have no direct material impact on the net income attributable to Medley and its consolidated subsidiaries.

Net Change in Unrealized Appreciation (Depreciation) on Investments.  Net change in unrealized appreciation (depreciation) on investments represents the unrealized and realized appreciation (depreciation) resulting from our investments. Unrealized appreciation (depreciation) on investments results from changes in the fair value of the underlying investment as well as the reversal of unrealized appreciation (depreciation) at the time an investment is realized.

Net Realized Gain (Loss) on Investments of Consolidated Funds.  Net realized gain on investments of Consolidated Funds consists of realized gains and losses arising from dispositions of investments held by our Consolidated Funds. Substantially all of the net investment gains (losses) of our Consolidated Funds are generally attributable to the related funds’ limited partners and allocated to non-controlling interests.

Net Change in Unrealized Appreciation (Depreciation) on Investment of Consolidated Funds.  Net change in unrealized appreciation (depreciation) on investments of Consolidated Funds reflects both unrealized gains and losses on investments from periodic changes in fair value of investments held by our Consolidated Funds and the reversal upon disposition of investments of unrealized gains and losses previously recognized for those investments. The net change in unrealized appreciation (depreciation) on investment of Consolidated Funds is generally attributable to the related funds’ limited partners and allocated to non-controlling interests.

Income Taxes.  Our business has historically been organized as a partnership for tax purposes and was not subject to United States federal, state and local income taxes. As a result of the Offering Transactions, Medley Management Inc. will become subject to United States federal, state and local income tax on its allocable portion of the income of Medley LLC at prevailing corporate tax rates. Our effective income tax rate is dependent on many factors, including a rate benefit attributable to the fact that a portion of Medley’s earnings are not subject to corporate level taxes. This favorable impact may be partially offset by the impact of certain permanent items, primarily attributable to certain compensation-related expenses that are not deductible for tax purposes.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. To the extent it is more likely than not that the deferred tax assets will not be recognized, a valuation allowance is provided to offset their benefit.

The Company recognizes the benefit of an income tax position only if it is more likely than not that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit is recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% percent likelihood of being realized upon ultimate settlement. Interest expense and penalties related to income tax matters are recognized as a component of interest expense and general and administrative expenses, respectively.

Non-Controlling Interests in Consolidated Funds.  Net income (loss) attributable to non-controlling interests in Consolidated Funds represents the ownership interests that third parties hold in entities that are consolidated in our combined and consolidated financial statements.

Our private funds are closed-end funds, and accordingly do not permit investors to redeem their interests other than in limited circumstances that are beyond our control, such as instances in which retaining the limited partnership interest could cause the limited partner to violate a law, regulation or rule. In addition, separately managed accounts for a single investor may allow such investor to terminate the investment management agreement at the discretion of the investor pursuant to the terms of the applicable documents. We manage assets for MCC and SIC, both of which are business development companies (BDCs). The capital managed by MCC and SIC is permanently committed to these funds and cannot be redeemed by investors. MCC is a publicly traded entity on the New York Stock Exchange. Investors can trade shares in the secondary market through this platform.

As a result of the Reclassification and Offering Transactions, Medley Management Inc. will be a holding company, and its sole material asset will be a controlling equity interest in Medley LLC. As the sole managing member of Medley LLC, Medley Management Inc. will operate and control all of the business and affairs of Medley LLC and, through Medley LLC and its subsidiaries, conduct our business. Under U.S. GAAP, Medley LLC will meet the definition of a VIE. Medley Management Inc. will be the primary beneficiary of Medley LLC as a result of its 100% voting power and control over Medley LLC and as a result of its obligation to absorb losses and its right to receive benefits of Medley LLC that could potentially be significant to Medley LLC. Medley Management Inc. will consolidate Medley LLC on its consolidated financial statements and record a non-controlling interest related to the LLC Units held by our pre-IPO owners on its consolidated balance sheets and statements of operations.

Managing Business Performance

Standalone Financial Information

Under U.S. Generally Accepted Accounting Principles (“GAAP”), we are required to consolidate (a) entities in which we hold a majority voting interest or have majority ownership and control over the operational, financial and investing decisions of that entity, including affiliated funds, for which we are the general partner and are presumed to have control, and (b) entities that we conclude are VIEs, for which we are deemed the primary beneficiary. See “— Critical Accounting Policies — Principles of Consolidation” and Note 2, “Summary of Significant Accounting Policies,” to our combined and consolidated financial statements appearing elsewhere in this prospectus. In order to make operating decisions, assess performance and allocate resources, management uses information derived from our combined and consolidated balance sheets and statements of operations that has been adjusted to eliminate the consolidating effects of the Consolidated Funds, on our combined and consolidated balance sheets and statements, which we refer to as “standalone financial information” or information presented on a “standalone basis”. Revenues from management fees, performance fees and investment income on a standalone basis are greater than those presented on a combined and consolidated basis in accordance with GAAP because certain revenues recognized in certain segments received from Consolidated Funds are eliminated in consolidation. Furthermore, expenses on a standalone basis are lower than related amounts presented on a combined and consolidated basis in accordance with GAAP due to the exclusion of the expenses of the Consolidated Funds.

Core Net Income.  Core Net Income is an income measure that is used by management to assess the performance of our business through the removal of non-core items, as well as non-recurring expenses associated with the transactions contemplated herein. It is calculated by adjusting standalone net income attributable to members to exclude reimbursable expenses associated with the launch of funds and certain one-time severance costs. In the future, Core Net Income will also exclude the amortization of any one-time equity compensation expense associated with grants of restricted stock units.

Core Earnings before interest, income taxes, depreciation and amortization (Core EBITDA).  Core EBITDA is an income measure also used by management to assess the performance of our business. Core EBITDA is calculated as Core Net Income before interest expense as well as taxes, depreciation and amortization.

These standalone financial measures supplement and should be considered in addition to and not in lieu of the results of operations discussed further under “— Overview of Combined and Consolidated Results of Operations,” which are prepared in accordance with GAAP. For a reconciliation of these measures to the most comparable measure in accordance with GAAP, see “— Standalone Results of Operations.” See Note 13, “Segment Reporting,” to our combined and consolidated financial statements included elsewhere in this prospectus for more information.

Key Performance Indicators

When we review our performance we focus on the indicators described below:

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012
	(Dollars in thousands, except as indicated)
Consolidated Financial Data:
Net income attributable to members	$5,499	$4,178	$23,637	$11,918
Standalone Data:
Core EBITDA	7,773	5,387	30,798	14,872
Core Net Income	6,818	4,863	28,329	13,384
Other Data (at period end, in millions):
AUM	$2,602	$1,782	$2,283	$1,765
Fee Earning AUM	2,140	1,579	1,752	1,313

AUM

AUM refers to the assets of our funds. We view AUM as a metric to measure our investment and fundraising performance as it reflects assets generally at fair value plus available uncalled capital. For our funds, our AUM equals the sum of the following:

•	Gross asset values or NAV of such funds;
•	the drawn and undrawn debt (at the fund-level, including amounts subject to restrictions);
•	uncalled committed capital (including commitments to funds that have yet to commence their investment periods).

The table below provides the period-to-period roll forward of AUM.

				% of AUM
	Permanent Capital Vehicles	Long-dated Private Funds and SMAs	Total	Permanent Capital Vehicles	Long-dated Private Funds and SMAs
	(Dollars in millions)
Beginning balance, January 1, 2012	$281	$1,009	$1,290	22%	78%
Commitments(1)	416	313	728
Capital reduction(2)	—	(45)	(45)
Distributions(3)	(27)	(86)	(114)
Change in fund value(4)	32	(127)	(95)
Ending balance, December 31, 2012	701	1,064	1,765	40%	60%
Commitments(1)	576	129	705
Capital reduction(2)	—	—	—
Distributions(3)	(55)	(61)	(116)
Change in fund value(4)	57	(127)	(70)
Ending balance, December 31, 2013	1,279	1,004	2,283	56%	44%
Commitments(1)	219	150	369
Capital reduction(2)	—	—	—
Distributions(3)	(21)	(1)	(22)
Change in fund value(4)	19	(47)	(28)
Ending balance, March 31, 2014	$1,495	$1,107	$2,602	57%	43%

(1)	With respect to permanent capital vehicles, represents increases during the period through equity and debt offerings, as well as any increases in available undrawn borrowings or capital commitments. With respect to long-dated private funds and SMAs, represents new commitments or gross inflows, respectively, as well as any increases in available undrawn borrowings.
(2)	Represents the permanent reduction in equity or leverage during the period.
(3)	Represents distributions and redemptions net of recallable amounts.
(4)	Includes fund net income, including interest income, realized and unrealized gains (losses), fees and expenses.

AUM Roll Forward

AUM increased by $319.0 million, or 14%, to $2.6 billion as of March 31, 2014 compared to AUM as of December 31, 2013.

•	Our permanent capital vehicles increased AUM by $216.2 million, or 17%, primarily associated with new equity issuances at MCC and SIC during the quarter. Our long-dated private funds and SMAs increased AUM by $102.7 million, or 10%, primarily associated with new capital commitments, offset by distributions and changes in fund value.

AUM increased by $517.9 million, or 29%, to $2.3 billion as of December 31, 2013 compared to AUM as of December 31, 2012.

•	Our permanent capital vehicles increased AUM by $577.5 million, or 82%, primarily associated with new equity issuances at MCC and SIC during the year. Our long-dated private funds and SMAs decreased AUM by $59.6 million, or 6%, primarily associated with distributions and changes in fund values, partially offset by additional commitments.

AUM increased by $474.5 million, or 37%, to $1.8 billion as of December 31, 2012 compared to AUM as of January 1, 2012.

•	Our permanent capital vehicles increased AUM by $419.9 million, or 149%, primarily associated with new equity issuances at MCC and SIC during the year. Our long-dated private funds and SMAs increased AUM by $54.6 million, or 5%, primarily associated with new capital commitments, offset by distributions and changes in fund value.

Fee Earning AUM

Fee earning AUM refers to the AUM on which we directly earn base management fees. We view fee earning AUM as a metric to measure changes in the assets from which we earn management fees. Our fee earning AUM is the sum of all the individual fee earning assets of our funds that contribute directly to our management fees and generally equals the sum of:

•	for our permanent capital vehicles, the average or total gross asset value, including assets acquired with the proceeds of leverage (see “Fee earning AUM based on gross asset value” in the “Components of fee earning AUM” table below for the amount of this component of fee earning AUM as of each period);
•	for certain funds within the investment period in the long-dated private funds, the amount of limited partner capital commitments (see “Fee earning AUM based on capital commitments” in the “Components of fee earning AUM” table below for the amount of this component of fee earning AUM as of each period); and
•	for the aforementioned funds beyond the investment period, certain managed accounts within their investment period, the amount of limited partner invested capital or the NAV of the fund (see “Fee earning AUM based on invested capital or NAV” in the “Components of fee earning AUM” table below for the amount of this component of fee earning AUM as of each period).

Our calculations of fee earning AUM and AUM may differ from the calculations of other asset managers and, as a result, this measure may not be comparable to similar measures presented by others. In addition, our calculations of fee earning AUM and AUM may not be based on any definition of fee earning AUM or AUM that is set forth in the agreements governing the investment funds that we advise.

Components of Fee Earning AUM

	As of March 31,		As of December 31,
	2014	2013	2013	2012
	(Dollars in millions)
Fee earning AUM based on gross asset value	$1,206	$643	$822	$395
Fee earning AUM based on capital commitments	581	452	517	365
Fee earning AUM based on invested capital or NAV	353	484	413	553
Total fee earning AUM	$2,140	$1,579	$1,752	$1,313

As of March 31, 2014, fee earning AUM based on gross asset value increased $563.0 million, or 88%, compared to March 31, 2013. As of December 31, 2013, fee earning AUM based on gross asset value increased $426.8 million, or 108%, compared to December 31, 2012.

As of March 31, 2014, fee earning AUM based on capital commitments increased $128.5 million, or 28%, compared to March 31, 2013. As of December 31, 2013, fee earning AUM based on capital commitments increased $152.1 million, or 42%, compared to December 31, 2012.

As of March 31, 2014, fee earning AUM based on invested capital or NAV decreased $130.5 million, or 27%, compared to March 31, 2013. As of December 31, 2013, fee earning AUM based on invested capital or NAV decreased $139.6 million, or 25%, compared to December 31, 2012. The decrease was primarily due to a decrease in fee earning AUM over the period related to MOF I, which is in the harvesting stage of its life cycle where loans are maturing and capital is being returned to investors. The decrease in fee earning AUM based on invested capital or NAV for the period was offset by an increase in total fee earning AUM attributable to MOF II and SMAs as well as our permanent capital vehicles.

As of March 31, 2014, total fee earning AUM increased $561 million, or 36%, compared to March 31, 2013. As of December 31, 2013, total fee earning AUM increased $439.3 million, or 33%, compared to the year ended December 31, 2012.

Returns

The following section sets forth historical performance for our active funds as well as inactive and predecessor funds as of March 31, 2014.

Sierra Income Corporation (SIC)

We launched SIC, our first public non-traded permanent capital vehicle, in April 2012. SIC primarily focuses on direct lending to middle market borrowers in the United States. As of March 31, 2014, the fee earning AUM was $261 million, the total number of investments was 110 and total capital invested was $297 million. The performance for SIC as of March 31, 2013 is summarized below:

Annual Net Total Return(1):	9.2%
Annual Realized Losses on Invested Capital:	0.2%
Average Recovery:	83.2%

Medley Capital Corporation (MCC)

We launched MCC, our first permanent capital vehicle in January 2011. MCC has grown to become one of the largest BDCs by both market capitalization and total assets and primarily focuses on direct lending to private middle market borrowers in the United States. As of March 31, 2014, the fee earning AUM was $840 million (excluding Medley SBIC LP), the total number of investments was 98, and total capital invested was $1.2 billion. The performance for MCC as of March 31, 2013 is summarized below:

Annual Net Total Return(2):	14.2%
Annual Realized Losses on Invested Capital:	0%
Average Recovery:	N/A

Medley SBIC LP (Medley SBIC)

We launched Medley SBIC in March 2013 as a wholly owned subsidiary of MCC. Medley SBIC’s returns are incorporated in the returns of MCC presented above. Medley SBIC lends to smaller middle market private borrowers that we otherwise would not target in our other funds, primarily due to size. As of March 31, 2014, the fee earning AUM was $105 million, the total number of investments was nine and total capital invested was $105 million. The performance for Medley SBIC fund as of March 31, 2014 is summarized below:

Gross Internal Rate of Return(3):	17.8%
Net Internal Rate of Return(4):	12.6%
Annual Realized Losses on Invested Capital:	0%
Average Recovery:	N/A

Medley Opportunity Fund II (MOF II)

MOF II is a long-dated private investment fund that we launched in December 2010. MOF II lends to middle market private borrowers, with a focus on providing senior secured loans. As of March 31, 2014, the fee earning AUM was $581 million, the total number of investments that had been made was 36, and total capital invested was $602 million. MOF II is currently fully invested and actively managing its assets. The performance for MOF II as of March 31, 2014 is summarized below:

Gross Internal Rate of Return(3):	14.6%
Net Internal Rate of Return(5):	8.0%
Annual Realized Losses on Invested Capital:	0%
Average Recovery:	N/A

Separately Managed Accounts (SMAs)

In the case of our separately managed accounts, the investor, rather than us, may control the assets or investment vehicle that holds or has custody of the related investments. Certain subsidiaries of Medley LLC serve as the investment adviser for our SMAs. As of March 31, 2014, the fee earning AUM in our SMAs was $112 million, the total number of investments was 31, and total capital invested was $181 million. The performance for our SMAs as of March 31, 2014 is summarized below:

Gross Internal Rate of Return(3):	14.6%
Net Internal Rate of Return(6):	11.9%
Annual Realized Losses on Invested Capital:	0%
Average Recovery:	N/A

Medley Opportunity Fund I (MOF I)

We launched MOF I in October 2007. Through MOF I, we focused on making loans to middle market private borrowers across the capital structure. As of March 31, 2014, fee earning AUM was $241 million, the total number of investments made was 43 and total capital invested was $1.2 billion. The performance for MOF I as of March 31, 2014 is summarized below:

Gross Internal Rate of Return(3):	(5.4)%
Net Internal Rate of Return(7):	(7.8)%
Annual Realized Losses on Invested Capital:	1.7%
Average Recovery:	66.9%

CN Opportunity Fund (CN)

CN is a fund that members of our senior management team managed from January 2003 to December 2005, which made loans to middle market private borrowers, primarily through senior secured loans. CN made 20 investments and invested total capital of $326 million. The performance for CN during the time members of our senior management team were responsible for managing the fund is summarized below:

Gross Internal Rate of Return(3):	27.5%
Net Internal Rate of Return(8):	20.8%
Annual Realized Losses on Invested Capital:	0%
Average Recovery:	N/A

(1)	Annual Net Total Return for SIC represents the annualized return assuming an investment at the initial public offering price, reinvestments of all dividends and distributions at prices obtained under SIC's dividend reinvestment plan and selling at the closing price as of the measurement date.

(2)	Annual Net Total Return for MCC represents the annualized return assuming an investment at the initial public offering price, reinvestments of all dividends and distributions at prices obtained under MCC's dividend reinvestment plan and selling at the closing price as of the measurement date.
(3)	For MOF II, SMAs, MOF I, Medley SBIC and CN, the Gross Internal Rate of Return represents the cumulative investment performance from inception of each respective fund through March 31, 2014. The Gross Internal Rate of Return includes both realized and unrealized investments and excludes the impact of base management fees, incentive fees and other fund related expenses. For realized investments, the investment returns were calculated based on the actual cash outflows and inflows for each respective investment and include all interest, principal and fee note repayments, dividends and transactions fees, if applicable. For unrealized investments, the investment returns were calculated based on the actual cash outflows and inflows for each respective investment and include all interest, principal and fee note repayments, dividends and transactions fees, if applicable. The investment return assumes that the remaining unrealized portion of the investment is realized at the investment’s most recent fair value, as calculated in accordance with GAAP. There can be no assurance that the investments will be realized at these fair values and actual results may differ significantly.
(4)	Earnings from Medley SBIC are paid to MCC. Accordingly, the Net Internal Rate of Return for Medley SBIC reflects an assumed proportional allocation of applicable MCC management and incentive fees, including general fund related expenses.
(5)	Net Internal Rate of Return for MOF II was calculated using the Gross Internal Rate of Return, as described in note 3, and includes the actual management fees, incentive fees and general fund related expenses.
(6)	Net Internal Rate of Return for our SMAs was calculated using the Gross Internal Rate of Return, as described in note 3, and includes the actual management fees, incentive fees and general fund related expenses.
(7)	Net Internal Rate of Return for MOF I was calculated using the Gross Internal Rate of Return, as described in note 3, and includes the actual management fees and general fund related expenses. The calculation does not include the impact of incentive fees. The impact of such fees on an investor’s net investment return will vary by investor based upon the date of their investment in the fund.
(8)	Net Internal Rate of Return for CN was calculated using the Gross Internal Rate of Return, as described in note 3, and includes the actual management fees, incentive fees and general fund related expenses.

Results of Operations

Combined and Consolidated Results of Operations

The following table and discussion sets forth information regarding our combined and consolidated results of operations for the three months ended March 31, 2014 and 2013 and for the years ended December 31, 2013 and 2012. The combined and consolidated financial statements of pre-IPO Medley have been prepared on substantially the same basis for all historical periods presented; however, our Consolidated Funds are not the same entities in all periods shown due to changes in ownership percentages of certain funds. We consolidated funds where through our management contract and other interests we are deemed to hold a controlling financial interest. As further described below, the consolidation of these funds had the impact of increasing interest and other income of Consolidated Funds, interest and other expenses of Consolidated Funds and net investment gains (losses) of Consolidated Funds for the three months ended March 31, 2014 and 2013 and for the years ended December 31, 2013 and 2012. The consolidation of these funds had no effect on net income attributable to us for the periods presented.

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012
	(Dollars in thousands, except as indicated)
Revenues:
Management fees	$13,228	$6,928	$36,446	$25,325
Performance fees	755	4	2,412	765
Other income and fees	2,013	896	5,011	2,152
Total revenues	15,996	7,828	43,869	28,242
Expenses:
Compensation and benefits	3,759	3,296	13,712	11,477
Performance fee compensation	1,518	1,357	7,192	5,148
Consolidated Funds expenses	320	235	1,225	1,653
General, administrative and other expenses	4,229	2,801	12,655	9,679
Total expenses	9,826	7,689	34,784	27,957
Other income (expense):
Dividend income	222	222	886	245
Other income (expense)	(931)	256	(483)	(552)
Interest expense	(633)	(386)	(1,479)	(831)
Interest income of Consolidated Funds	12,109	11,888	49,912	36,335
Net realized gain (loss) on investments of Consolidated Funds	1,357	—	(16,080)	(1,600)
Net change in unrealized appreciation (depreciation) on investments of Consolidated Funds	(8,137)	(6,333)	(3,667)	(9,316)
Total other income (expense), net	3,987	5,647	29,089	24,281
Income before income taxes	10,157	5,786	38,174	24,566
Provision for income taxes	504	325	1,639	1,087
Net income	9,653	5,461	36,535	23,479
Less: Net income attributable to non-controlling interests in Consolidated Funds	3,912	1,283	12,898	11,561
Less: Net income attributable to non-controlling interests in consolidated subsidiaries	242	—	—	—
Net income attributable to Medley LLC and Medley GP Holdings LLC	$5,499	$4,178	$23,637	$11,918
Other data (at period end, in millions):
AUM	$2,602	$1,782	$2,283	$1,765
Fee earning AUM	2,140	1,579	1,752	1,313

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

Revenues

Management Fees.  Total management fees increased by $6.3 million, or 91%, to $13.2 million for the three months ended March 31, 2014 compared to the three months ended March 31, 2013.

•	Our permanent capital vehicles generated an additional $2.4 million in management fees for the three months ended March 31, 2014 compared to the three months ended March 31, 2013. Management fees from MCC increased $1.5 million due to a 61% increase in fee earning AUM. Management fees from SIC increased $0.9 million due to a 367% increase in fee earning AUM.
•	Our long-dated private funds and SMAs generated an additional $3.8 million in management fees for the three months ended March 31, 2014 compared the three months ended March 31, 2013. The increase was primarily due to an increase in management fees of $3.1 million from MOF II and SMAs, which experienced a 36% increase in fee earning AUM over that period. The increase for the period was partially offset by a decrease in management from MOF I as this fund is in the harvesting stage of its life cycle where loans are maturing and capital is being returned to investors.

Performance Fees.  Performance fees increased by $0.8 million, to $0.8 million for the three months ended March 31, 2014 compared to the three months ended March 31, 2013. The increase was primarily due to an increase in the invested assets of our SMAs which resulted in an increase in the performance fees earned.

Other Income and Fees.  Other income and fees increased by $1.1 million, or 125%, to $2.0 million for the three months ended March 31, 2014 compared to the same period in 2013. The increase was primarily due to increases of $0.8 million and $0.3 million of organizational and offering expense reimbursements from SIC and administrative fees from our permanent capital vehicles, respectively.

Expenses

Compensation and Benefits.  Compensation and benefits increased by $0.5 million, or 14%, to $3.8 million for the three months ended March 31, 2014 compared to the three months ended March 31, 2013. The increase was primarily due to an increase in headcount from 2013 to 2014 as well as merit-based increases. Guaranteed payments to our senior partners are accounted for as equity distributions.

Performance Fee Compensation.  Performance fee compensation increased by $0.2 million, or 12%, to $1.5 million for the three months ended March 31, 2014 compared to the three months ended March 31, 2013. The change in performance fee compensation was primarily due to the grant of additional profits interest in 2014.

Expenses of our Consolidated Funds.  Expenses of Consolidated Funds increased by $0.1 million, or 36.2%, to $0.3 million for the three months ended March 31, 2014 compared to the three months ended March 31, 2013. This increase was primarily due to increases in professional fees and deal related expenses.

General, Administrative and Other Expenses.  General, administrative and other expenses increased by $1.4 million, or 51.0%, to $4.2 million for the three months ended March 31, 2014 compared to the three months ended March 31, 2013. The increase was primarily due to increases in organizational and offering expenses and expense support agreement expenses related to SIC, professional fee and recruiting and placement fee expenses related to the hiring of additional employees.

Other Income (Expense)

When evaluating the changes in other income (expense), we separately analyze the returns generated by our investment portfolio from the investment returns generated by our Consolidated

Funds. Dividend income did not change for the three months ended March 31, 2014 compared to the three months ended March 31, 2013.

Interest expense increased by $0.2 million or 64.0% to $0.6 million for the three months ended March 31, 2014 compared to the three months ended March 31, 2013. The increase was primarily due to an increase in the balance of total debt outstanding during the period.

Total other income (expense) attributed to Medley decreased by $1.2 million to $(0.9) million for the three months ended March 31, 2014, compared to the three months ended March 31, 2013. The decrease was primarily due to additional expenses associated with our revenue share payable.

Investments of Consolidated Funds

Interest and other income of Consolidated Funds increased $0.2 million, or 2%, to $12.1 million for the three months ended March 31, 2014, compared to the three months ended March 31, 2013. The increase in net interest income was due primarily to an increase in the invested capital in MOF II.

Net realized gain of Consolidated Funds increased by $1.4 million, or 100.0%, from $0 million for the three months ended March 31, 2014 compared to three months ended March 31, 2013.

Income Tax Expense.  Our effective income tax rate was 4.9% and 5.6% for the three months ended March 31, 2014 and 2013, respectively. The difference in the effective rate is attributed primarily to permanent differences.

Non-Controlling Interests.  Net income attributable to non-controlling interests in consolidated entities increased by $2.8 million or 223%, to $4.1 million for the three months ended March 31, 2014 compared to the three months ended March 31, 2013. The increase in net income attributable to non-controlling interests in consolidated entities was due primarily to an increase in interest income on investments of Consolidated Funds, partially offset by an increase in unrealized depreciation on investments of Consolidated Funds.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues

Management Fees.  Total management fees increased by $11.1 million, or 44%, to $36.4 million for the year ended December 31, 2013 compared to the year ended December 31, 2012.

•	Our permanent capital vehicles generated an additional $14.4 million in management fees for the year ended December 31, 2013 compared to the year ended December 31, 2012. Management fees from MCC increased $12.5 million due to a 90% increase in fee earning AUM. Management fees from SIC increased $1.9 million due to a 425% increase in fee earning AUM.
•	Our long-dated private funds and SMAs generated $3.8 million less for the year ended December 31, 2013 compared to the year ended December 31, 2012. The decrease was primarily due to a decrease of management fees of $4.0 million from MOF I due to a 38% decrease in fee earning AUM over the period. MOF I is in the harvesting stage of its life cycle where loans are maturing and capital is being returned to investors, and the fee earning AUM for MOF I is expected to continue to decrease in the future. The decrease in management fees for the period was partially offset by an increase in management fees of $0.1 million from the SMAs due to 329% increase in fee earning AUM.

Performance Fees.  Performance fees increased by $1.6 million, or 215%, to $2.4 million for the year ended December 31, 2013, compared to the year ended December 31, 2012. The increase was primarily due to an increase in the invested assets of our SMAs which resulted in an increase in performance fees earned.

Other Income and Fees.  Other income and fees increased by $2.9 million, or 133%, to $5.0 million for the year ended December 31, 2013 compared to the same period in 2012. The increase was primarily due to increases of $1.4 million and $1.5 million of organizational and offering expense reimbursement from SIC and administrative fees from our permanent capital vehicles, respectively.

Expenses

Compensation and Benefits.  Compensation and benefits increased by $2.2 million, or 19.5%, to $13.7 million for the year ended December 31, 2013 compared to the year ended December 31, 2012. The increase was primarily due to increases in base salary and bonuses resulting from an increase in headcount from 2012 to 2013. Guaranteed payments to our senior professionals who are members of Medley LLC have historically been accounted for as equity distributions.

Performance Fee Compensation.  Performance fee compensation increased by $2.0 million, or 40%, to $7.2 million for the year ended December 31, 2013 compared to the year ended December 31, 2012. The change in performance fee compensation was primarily due to vesting of previously issued profit sharing interests.

Expenses of our Consolidated Funds.  Expenses of Consolidated Funds decreased by $0.4 million, or 26%, to $1.2 million for the year ended December 31, 2013 compared to the year ended December 31, 2012. The decrease was primarily due to a reduction in marketing expenses.

General, Administrative and Other Expenses.  General, administrative and other expenses increased by $3.0 million, or 30.7%, to $12.7 million for the year ended December 31, 2013 compared to the year ended December 31, 2012. The increase was primarily due to increases in expense support agreement expenses related to SIC, professional fee and recruiting and placement fee expenses related to the hiring of additional employees. The increase was partially offset by decreases in organizational and offering expenses related to SIC.

Other Income (Expense)

When evaluating the changes in other income (expense), we separately analyze the returns generated by our investment portfolio from the investment returns generated by our Consolidated Funds.

Dividend income increased by $0.6 million, or 262%, for the year ended December 31, 2013, compared to the year ended December 31, 2012. The increase in dividend income was primarily due to an increase in dividends received on our SIC shares.

Interest expense increased $0.6 million or 78% to $1.5 million for the year ended December 31, 2013 compared to the year ended December 31, 2012. The increase was primarily due to an increase in the balance of total average debt outstanding during the period.

Investments of Consolidated Funds

Interest income of Consolidated Funds increased $13.6 million, or 37.4%, to $49.9 million for the year ended December 31, 2013, compared to the year ended December 31, 2012. The increase in net interest income was due primarily to an increase in interest income from MOF II.

Net investment losses of Consolidated Funds increased by $8.8 million, from $10.9 million net loss for the year ended December 31, 2013 compared to year ended December 31, 2012. The increase in net investment losses was due to a $14.5 million increase in net realized losses partially offset by a $5.6 million decrease in net unrealized depreciation.

Income Tax Expense.  Our effective combined and consolidated income tax rate of 4.3% for the year ended December 31, 2013 compared to 4.4% for the year ended December 31, 2012 has remained fairly consistent.

Non-Controlling Interests.  Net income attributable to non-controlling interests in consolidated entities was $18.1 million for the year ended December 31, 2013 compared to $14.0 million for the year ended December 31, 2012. The increase in net income attributable to non-controlling interests of $1.3 million was primarily due to an increase in interest income of Consolidated Funds and a decrease in net unrealized depreciation on investments of Consolidated Funds.

Standalone Result of Operations

Discussed below are our results of operations on a standalone basis.

	Three Months Ended March 31,		Years Ended December 31,
	2014	2013	2013	2012
	(Dollars in thousands)
Revenues
Management fees	$16,547	$8,757	$46,424	$33,690
Performance fees	(1,480)	2,247	$8,236	3,883
Other income and fees	2,013	896	5,011	2,527
Total revenues	17,080	11,900	$59,671	40,100
Expenses
Compensation and benefits	3,759	3,296	13,712	11,477
Performance compensation expense	1,518	1,357	7,192	5,148
General, administrative and other expenses	4,229	2,801	12,655	9,679
Total operation expenses	9,506	7,454	33,559	26,304
Other income (expense)
Dividend and other income	222	222	886	245
Interest expense	(633)	(386)	(1,479)	(831)
Other income (expense), net	(1,192)	(36)	(1,168)	(905)
Total other income (expense)	(1,603)	(200)	(1,761)	(1,491)
Income before income taxes	5,971	4,246	24,351	12,305
Provision for income taxes	230	68	714	387
Net income (loss)	5,741	4,178	23,637	11,918
Less: Net income (loss) to non-controlling interests	242	—	—	—
Net income attributable to members	$5,499	$4,178	$23,637	$11,918
Reimbursable fund startup expenses	1,313	685	3,939	1,466
Severance expense	6	—	753	—
Core Net Income	$6,818	$4,863	$28,329	$13,384
Interest expense	633	386	1,479	831
Income taxes	230	68	714	387
Depreciation and amortization	92	70	276	270
Core EBITDA	$7,773	$5,387	$30,798	$14,872

The table provides the details of management fees and performance fees for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013 and 2012.

	Three Months Ended March 31,		Twelve Months Ended December 31,
	2014	2013	2013	2012
	(Dollars in thousands)
Management Fees:
Base Management fees
Permanent capital vehicles	$5,221	$2,779	$14,393	$6,891
Long-dated private funds and SMAs	7,075	3,230	18,395	19,714
Part I incentive fees on permanent capital vehicles	4,251	2,748	13,636	7,085
Management fees	16,547	8,757	46,424	33,690
Performance fees on long-dated private funds and SMAs	(1,480)	2,247	8,236	3,883
Other income and fees	2,013	896	5,011	2,527
Total fee revenues	$17,080	$11,900	$59,671	$40,100
Total fee revenue as a percentage of average fee earning AUM for period	3.8%	3.0%	3.2%	3.1%

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

Revenues

Management Fees.  Total management fees increased by $7.8 million, or 88%, to $16.5 million for the three months ended March 31, 2014 compared to the three months ended March 31, 2013.

•	Our permanent capital vehicles generated an additional $3.9 million in management fees for the three months ended March 31, 2014 compared to the three months ended March 31, 2013. Management fees from MCC increase $3.0 million due to a 57% increase in fee earning AUM over the period. Management fees from SIC increased $0.9 million due to a 365% increase in fee earning AUM over the period.
•	Our private funds and SMAs generated an additional $3.8 million in management fees for the three months ended March 31, 2014 compared to the three months ended March 31, 2013. The increase was primarily due to a increase of management fees of $4.8 million from MOF II and the SMAs due to a 36% increase in fee earning AUM. The increase in management fees was partially offset by a 48% decrease in fee earning AUM over the period for MOF I. MOF I is in the harvesting stage of its life cycle and the fee earning AUM is expected to continue to decrease in the future.

Performance Fees.  Performance fees decreased by $3.7 million to $(1.5) million for the three months ended March 31, 2014 compared to $ 2.2 million for the three months ended March 31, 2013. The decrease was primarily due to an increase in the unrealized depreciation on investments of Consolidated Funds that resulted in a reversal of performance fees allocated in prior periods.

Other income and Fees.  Other income and fees increased by $1.1 million, or 125%, to $2.0 million for the three months ended March 31, 2014 compared to the three months ended March 31, 2013. The increase was primarily due to increases of $0.8 million and $0.3 million of organizational and offering expense reimbursement from SIC and administrative fees from our permanent capital vehicles, respectively.

Expenses

Compensation and Benefits.  Compensation and benefits increased by $0.5 million, or 14%, to $3.8 million for the three months ended March 31, 2014 compared to the three months ended

March 31, 2013. The increase was primarily due to an increase in headcount from 2013 to 2014 as well as merit-based increases. Guaranteed payments to our senior partners are accounted for as equity distributions.

Performance Fee Compensation.  Performance fee compensation increased by $0.2 million, or 12%, to $1.5 million for the three months ended March 31, 2014 compared to the three months ended March 31, 2013. The change in performance fee compensation was primarily due to the grant of additional profits interest in 2014.

General, Administrative and Other Expenses.  General, administrative and other expenses increased by $1.4 million, or 51%, to $4.2 million for the three months ended March 31, 2014 compared to the three months ended March 31, 2013. The increase was due to increases in organizational and offering expenses and expense support agreement expenses related to SIC, professional fee and recruiting and placement fee expenses related to the hiring of additional employees.

Other Income (Expense)

Net interest expense increased by $0.2 million, or 64%, to $0.6 million for the three months ended March 31, 2014 compared to the three months ended March 31, 2013. The increase was primarily due to an increase in the balance of total debt outstanding during the period.

Dividend income remained consistent at $0.2 million for each of the periods ended March 31, 2014 and 2013.

Income Tax Expense.  Our effective income tax rate was 3.8% and 1.6% for the three months ended March 31, 2014 and 2013, respectively. The difference in the effective rate is attributed primarily to permanent differences.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues

Management Fees.  Total management fees increased by $12.7 million, or 38%, to $46.4 million for the year ended December 31, 2013 compared to the year ended December 31, 2012.

•	Our permanent capital vehicles generated an additional $14.1 million in management fees for the year ended December 31, 2013 compared to the year ended December 31, 2012. Management fees from MCC increased by $12.5 million due to a 90% increase in fee earning AUM over the period. Management fees from SIC increased by $1.6 million due to a 425% increase in fee earning AUM over the period.
•	Our private funds and SMAs management fees decreased by $1.3 million for the year ended December 31, 2013 compared to the year ended December 31, 2012. The decrease was primarily due to a decrease of management fees of $4.4 million from MOF I due to a 38% decrease in fee earning AUM over the period. MOF I is in the harvesting stage of its life cycle and the fee earning AUM is expected to continue to decrease in the future. The decrease in management fees for the period was partially offset by an increase in management fees of $4.2 million from MOF II and the SMAs due to 56% increase in fee earning AUM.

Performance Fees.  Performance fees increased by $4.4, or 112%, to $8.2 million for the year ended December 31, 2013 as compared to the year ended December 31, 2012. The increase was primarily due to an increase in the invested assets of our SMAs which resulted in an increase in performance fees earned.

Other Income and Fees.  Other income and fees increased by $2.5 million, or 98.3%, to $5.0 million for the year ended December 31, 2013 compared to the year ended December 31, 2012. The increase was primarily due to increases of $1.4 million and $1.5 million of organizational and offering expense reimbursements from SIC and administrative fees from our permanent capital vehicles, respectively.

Expenses

Compensation and Benefits.  Compensation and benefits increased by $2.2 million, or 19.5%, to $13.7 million for the year ended December 31, 2013 compared to the year ended December 31, 2012. The increase was primarily due to increases in base salary and bonuses resulting from a 12% increase in headcount from 2012 to 2013. Guaranteed payments to our senior partners are accounted for as equity distributions.

Performance Fee Compensation.  Performance fee compensation increased by $2.0 million, or 40%, to $7.2 million for the year ended December 31, 2013 compared to the year ended December 31, 2012. The increase was primarily due to vesting of previously issued profit sharing interests.

General, Administrative and Other Expenses.  General, administrative and other expenses increased by $3.0 million, or 31%, to $12.7 million for the year ended December 31, 2013 compared to the year ended December 31, 2012. The increase was primarily due to increases in expense support agreement expenses related to SIC, professional fee and recruiting and placement fee expenses related to the hiring of additional employees. The increase was partially offset by decreases in organizational and offering expenses related to SIC.

Other Income (Expense)

Interest expense increased by $0.6 million, or 78%, to $1.5 million for the year ended December 31, 2013, compared to the year ended December 31, 2012. The increase was primarily due to an increase in the balance of total average debt outstanding during the period.

Income Tax Expense.  Our effective income tax rate of 3.2% for the year ended December 31, 2013 has remained fairly consistent with the effective income rate of 3.1% for the year ended December 31, 2012.

Reconciliation of Certain Standalone Performance Measures to Consolidated GAAP Financial Measures

Net income attributable to members is the GAAP financial measure most comparable to Core Net Income. The following table is a reconciliation of net income attributable to members before provision for income taxes on a consolidated basis to Core Net Income and to Core EBITDA on a standalone basis.

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012
	(Dollars in thousands)
Net income attributable to members	$5,499	$4,178	$23,637	$11,918
Reimbursable fund startup expenses(1)	1,313	685	3,939	1,466
Severance expense(2)	6	—	753	—
Core Net Income	$6,818	$4,863	$28,329	$13,384
Interest expense	633	386	1,479	831
Income taxes	230	68	714	387
Depreciation and amortization	92	70	276	270
Core EBITDA	$7,773	$5,387	$30,798	$14,872

(1)	Reflects expected reimbursable expenses associated with the SIC expense support agreement.
(2)	Reflects severance costs associated with the departure of certain senior professionals.

Liquidity and Capital Resources

Historical Liquidity and Capital Resources

We have managed our historical liquidity and capital requirements by focusing on our cash flows before giving effect to our Consolidated Funds. Our primary cash flow activities on an unconsolidated basis involve: (1) generating cash flow from operations, which largely includes management fees, (2) realizations generated from our investment activities; (3) funding capital commitments that we have made to our funds; (4) making distributions to our owners; and (5) borrowings, interest payments and repayments under our debt facilities. As of December 31, 2013, our cash and cash equivalents were $5.4 million, including investments in money market funds.

Our material sources of cash from our operations include: (1) management fees, which are collected quarterly; (2) performance fees, which can be less predictable as to amount and timing; and (3) fund distributions related to our investments in products that we manage. We primarily use cash flow from operations to pay compensation and benefits, general, administrative and other expenses, state and local taxes, debt service, capital expenditures and distributions. Our cash flows, together with the proceeds from equity and debt issuances, are also used to fund investments in limited partnerships, fixed assets and other capital items. If cash flow from operations were insufficient to fund distributions, we expect that we would suspend paying such distributions.

Our historical combined and consolidated financial statements reflect the cash flows of our operating businesses as well as the results of our Consolidated Funds. The assets of our Consolidated Funds, on a gross basis, are significantly larger than the assets of our operating businesses and therefore have a substantial effect on our reported cash flows. Our fee earning AUM has grown significantly during the periods reflected in our combined and consolidated financial statements included elsewhere in this prospectus. This growth is primarily due to these funds raising additional capital. The primary cash flow activities of our Consolidated Funds include: (1) raising capital from third party investors, which is reflected as non-controlling interests of our Consolidated Funds when required to be consolidated into our combined and consolidated financial statements; (2) purchasing and selling investment securities; (3) collecting interest and dividend income; (4) generating cash through the realization of certain investments; and (5) distributing cash to investors. Our Consolidated Funds are treated as investment companies for financial accounting purposes under GAAP; therefore, the character and classification of all Consolidated Fund transactions are presented as cash flows from operations.

Debt Instruments

CNB Credit Agreement

In December 2013, we entered into a credit agreement (the “CNB Credit Agreement”) with City National Bank (“CNB”), pursuant to which we borrowed $15.0 million in the form of a term loan, $2.0 million in the form of a co-invest term loan and $3.0 million under a revolving credit facility.

Principal amounts outstanding under the CNB Credit Agreement accrue interest, at the option of the Company, either (a) at a base rate plus an applicable margin not to exceed 1.5%, or (b) at LIBOR plus an applicable margin not to exceed 3.25%. As of March 31, 2014, the interest rate was 4.19%.

We pledged substantially all of our assets as collateral for the borrowings under the CNB Credit Agreement. The term loan matures in December 2018, the co-invest term loan matures in December 2016, and the revolving credit facility matures in December 2015. The term loan requires repayments of an initial payment of $0.625 million for the quarter beginning April 1, 2014 and equal quarterly installments of $0.9 million, beginning July 1, 2014, until paid in full. The CNB Credit Agreement also requires an additional amortization payment of the term loan based upon the amount of distributions made in the immediately preceding fiscal year above an amount stated in the CNB Credit Agreement. The co-invest loan requires repayments of equal quarterly installments of $0.1 million, beginning on April 1, 2014. We may prepay the loans in whole or in part at any time without penalty.

The CNB Credit Agreement contains financial debt covenants that require us: (a) to exceed a minimum level of AUM, (b) to maintain a minimum fixed charge coverage ratio and (c) not to exceed a specified ratio of total outstanding debt to EBITDA. The CNB Credit Agreement also contains other customary events of default.

At March 31, 2014, $35.0 million was outstanding under the Credit Facility, comprised of (a) $30.0 million of term loan borrowings, (b) $2.0 million of co-invest term loan borrowings and (c) $3.0 million of revolver borrowings.

Non-Recourse Promissory Notes

In April 2012, we borrowed $5.0 million under a non-recourse promissory note with a foundation, and $5.0 million under a non-recourse promissory note with a trust. Proceeds from the borrowings were used to purchase 1,108,033 shares of common stock of SIC, which were pledged as collateral for the obligations. Interest on the notes is paid quarterly and is equal to the dividends received by us related to the pledged shares. We may prepay the notes in whole or in part at any time without penalty. The notes are scheduled to mature in March 2019. The proceeds from the notes were recorded net of issuance costs of $3.6 million and are being accrued, using the effective interest method, over the term of the non-recourse promissory notes. Total interest expense under these non-recourse promissory notes, including accretion of the note discount, was $0.1 million and $0.1 million for the three months ended March 31, 2014 and 2013, respectively.

Note Payable

In December 2013, we issued an unsecured promissory note in the amount of $1.0 million to a former Medley LLC member in connection with the purchase of his membership interests. Interest on the note accrues at an annual rate of 0.25% and the note matures in December 2014. At March 31, 2014, $1.0 million was outstanding in respect of this note.

Cash Flows

The significant captions and amounts from our combined and consolidated financial statements, which include the effects of our Consolidated Funds in accordance with GAAP, are summarized below. Negative amounts represent a net outflow, or use of cash.

	Three Months ended March 31,		Year Ended December 31,
	2014	2013	2013	2012
	(Dollars in thousands)
Statements of cash flows data
Net cash provided by (used in) operating activities	$(84,785)	$50,141	$(18,469)	$(119,620)
Net cash used in investing activities	(84)	—	(918)	(10,140)
Net cash provided by (used in) financing activities	81,443	(49,620)	23,490	129,717
Net change in cash and cash equivalents	$(3,426)	$521	$4,103	$43

Operating Activities

Net cash provided by (used in) operating activities is primarily driven by our earnings in the respective periods after adjusting for non-cash compensation and performance fees, net realized (gain) loss on investments and net change in unrealized (appreciation) depreciation on investments that are included in net income. Cash used to purchase investments, as well as the proceeds from the sale of such investments, is also reflected in our operating activities as investing activities of our Consolidated Funds. Our senior professionals who are members of Medley LLC do not receive salaries that we would otherwise record as compensation expense. Cash distributions made to these senior partners are not presented in cash flows from operations, rather these payments are presented in financing activities.

Our net cash flow used in operating activities was $18.5 million and $119.6 million for the years ended December 31, 2013 and 2012, respectively. These amounts primarily include (1) net purchases from investments by our Consolidated Funds of $80.7 million and $116.0 million, respectively, and (2) change in cash and cash equivalents of $13.8 million and $(37.6) million, respectively. These amounts also represent the significant variances between net income and cash flows from operations and are reflected as operating activities pursuant to investment company accounting guidance. Our increasing working capital needs reflect the growth of our business while the fund-related activities requirements vary based upon the specific investment activities being conducted during such period. The movements within our Consolidated Funds do not adversely impact our liquidity or earnings trends. We believe that our ability to generate cash from operations provides us the necessary liquidity to manage short-term fluctuations in working capital as well as to meet our short-term commitments.

Investing Activities

Our investing activities generally reflect cash used for certain acquisitions and fixed assets. Purchases of fixed assets were $0.9 million and $0.1 million for the years ended December 31, 2013 and 2012, respectively.

Financing Activities

Financing activities are a net inflow of cash in each of the historical periods presented. Net contributions from non-controlling interests in our Consolidated Funds were $44.2 million and $136.9 million for the years ended December 31, 2013 and 2012, respectively. As previously stated, distributions to our senior partners are presented as a use of cash from financing activities and were $41.7 million and $14.1 million for the years ended December 31, 2013 and 2012, respectively. Net proceeds from issuance of debt obligations provided an increase in cash to us of $21.0 million and $7.0 million for the years ended December 31, 2013 and 2012, respectively.

Future Sources and Uses of Liquidity

Our initial sources of liquidity will be (1) cash on hand, (2) net working capital, (3) cash flows from operations, including performance fees, (4) realizations on our investments, (5) net proceeds from this offering and (6) other potential financings. Based on our current expectations, we believe that these sources of liquidity will be sufficient to fund our working capital requirements and to meet our commitments in the foreseeable future. We expect that our primary liquidity needs will be comprised of cash to (1) provide capital to facilitate the growth of our existing investment management business, (2) fund our commitments to funds that we advise, (3) provide capital to facilitate our expansion into businesses that are complementary to our existing investment management business, (4) pay operating expenses, including cash compensation to our employees and payments under the TRA, (5) fund capital expenditures, (6) pay income taxes and (7) make distributions to our shareholders in accordance with our dividend policy.

Our accrued performance fees from our long-dated private funds and SMAs as of December 31, 2013, gross and net of accrued clawback obligations, was $12.2 million and $12.2 million, respectively.

We intend to use a portion of our available liquidity to make cash distributions to our common shareholders on a quarterly basis in accordance with our distribution policy. Our ability to make cash distributions to our common shareholders is dependent on a myriad of factors, including among others: general economic and business conditions; our strategic plans and prospects; our business and investment opportunities; timing of capital calls by our funds in support of our commitments; our financial condition and operating results; working capital requirements and other anticipated cash needs; contractual restrictions and obligations; legal, tax and regulatory restrictions; restrictions on the payment of distributions by our subsidiaries to us; and other relevant factors.

Critical Accounting Policies

We prepare our combined and consolidated financial statements in accordance with GAAP. In applying many of these accounting principles, we need to make assumptions, estimates or judgments that affect the reported amounts of assets, liabilities, revenues and expenses in our combined and consolidated financial statements. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable under the circumstances. These assumptions, estimates or judgments, however, are both subjective and subject to change, and actual results may differ from our assumptions and estimates. If actual amounts are ultimately different from our estimates, the revisions are included in our results of operations for the period in which the actual amounts become known. We believe the following critical accounting policies could potentially produce materially different results if we were to change underlying assumptions, estimates or judgments. See Note 2, “Summary of Significant Accounting Policies,” to our combined and consolidated financial statements included elsewhere in this prospectus for a summary of our significant accounting policies.

Principles of Consolidation

We consolidate those entities where we have a direct and indirect controlling financial interest based on either a variable interest model or voting interest model. As such, we consolidate (a) entities in which we hold a majority voting interest or have majority ownership and control over the operational, financial and investing decisions of that entity, including our affiliates and affiliated funds, for which we are the general partner and are presumed to have control, and (b) entities that we have concluded are VIEs, for which we are deemed to be the primary beneficiary.

With respect to the Consolidated Funds, which typically represent limited partnership, we earn a fixed management fee based on committed capital, net invested capital or a derivation thereof, or NAV, and a performance fee based upon the investment returns in excess of a hurdle rate. Additionally, as the general partner, we generally have operational discretion and control, and limited partners have no substantive rights to impact ongoing governance and operating activities of the fund, including the ability to remove the general partner or liquidate the partnership, also known as kick-out rights. As a result, a fund should be consolidated unless we have a less than significant level of equity at risk. To the extent that our equity at risk is less than significant in a given fund and it has no obligation to fund any future losses, the fund is typically considered a VIE as described below. In these cases, the fund investors are generally deemed to be the primary beneficiaries, and we do not consolidate the fund. In cases where our equity at risk is deemed to be significant, the fund is generally not considered to be a VIE, and we will generally consolidate the fund unless the limited partners are granted substantive kick-out rights.

We consolidate entities that are determined to be VIEs where we are deemed to be the primary beneficiary. Where VIEs have not qualified for the deferral of the revised consolidation guidance, an enterprise is determined to be the primary beneficiary if it holds a controlling financial interest, which is defined as:

•	The power to direct the activities of a variable interest entity that most significantly impacts the VIE’s economic financial performance, and the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The revised consolidation guidance requires analysis to (a) determine whether an entity in which we hold a variable interest is a VIE, and (b) whether our involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (e.g., management and performance related fees), would give us a controlling financial interest. Performance of that analysis requires judgment and is performed at each reporting date.

Generally, our funds qualify for the deferral of the revised consolidation guidance, under which the primary beneficiary is the entity that absorbs a majority of the expected losses of the VIE or a majority of the expected residual returns of the VIE, or both. We determine whether we are the primary beneficiary at the time we first become involved with a VIE and subsequently reconsider whether we are the primary beneficiary based on certain events. The evaluation of whether a fund is a VIE is subject to the requirements of ASC 810-10, originally issued as FASB Interpretation No. 46(R), and the determination of whether we should consolidate such VIE requires judgment. These judgments include: (1) whether the equity investment at risk is sufficient to permit the entity to finance its activities without additional subordinated financial support, (2) evaluating whether the equity holders, as a group, can make decisions that have a significant effect on the success of the entity, (3) determining whether two or more parties’ equity interests should be aggregated, (4) determining whether the equity investors have proportionate voting rights to their obligations to absorb losses or rights to receive returns from an entity, (5) evaluating the nature of relationships and activities of the parties involved in determining which party within a related-party group is most closely associated with a VIE, and (6) estimating cash flows in evaluating which member within the equity group absorbs a majority of the expected losses and hence would be deemed the primary beneficiary.

The holders of the consolidated VIEs’ liabilities do not have recourse to us other than to the assets of the consolidated VIEs. The assets and liabilities of the consolidated VIEs are comprised primarily of investments and expense payables, respectively.

Consolidation and Deconsolidation

Generally, the consolidation of our Consolidated Funds has a significant gross-up effect on our assets, liabilities and cash flows but does not have a net effect on the net income attributable to our combined and consolidated results or to total controlling equity. The majority of the net economic ownership interests of our Consolidated Funds are reflected as non-controlling interests in Consolidated Funds in our combined and consolidated financial statements included elsewhere in this prospectus. The assets and liabilities of our Consolidated Funds are generally held within separate legal entities and, as a result, the liabilities of our Consolidated Funds are non-recourse to us. The funds that we advise are deconsolidated when we are no longer deemed to control the entity.

Fair Value Measurement

GAAP establishes a hierarchal disclosure framework which prioritizes the inputs used in measuring financial instruments at fair value into three levels based on their market observability. Market price observability is affected by a number of factors, including the type of instrument and the characteristics specific to the instrument. Financial instruments with readily available quoted prices from an active market or for which fair value can be measured based on actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment inherent in measuring fair value.

Financial assets and liabilities measured and reported at fair value are classified as follows:

•	Level I — Quoted unadjusted prices for identical instruments in active markets to which we have access at the date of measurement.
•	Level II — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are directly or indirectly observable. Level II inputs include prices in markets for which there are few transactions, prices that are not current or prices for which little public information exists or that substantially over time or among brokered market makers. Other inputs include interest rates, yield curves, volatilities, prepayment risks, loss severities, credit risks and default rates.
•	Level III — Model-derived valuations for which one or more significant inputs are unobservable. These inputs reflect our assessment of the assumptions that market participants use to value the investment based on the best available information.

In some instances, an instrument may fall into different levels of the fair value hierarchy. In such instances, the instrument’s level within the fair value hierarchy is based on the lowest of the three levels (with Level III being the lowest) that is significant to the fair value measurement. Our assessment of the significance of an input requires judgment and considers factors specific to the instrument. As of December 31, 2013, substantially all of our investments and other fair value instruments were classified as Level III. See Note 5, “Fair Value,” to our combined and consolidated financial statements included elsewhere in this prospectus for a summary of our valuation of investments and other financial instruments by fair value hierarchy levels.

Performance Fees

Performance fees are based on certain specific hurdle rates as defined in the non-consolidated and Consolidated Funds’ applicable investment management or partnership agreements. Performance fees are recorded on an accrual basis to the extent such amounts are contractually due.

We have elected to adopt Method 2 of ASC 605 for revenue based on a formula. Under this method, we are entitled to performance-based fees that can amount to as much as 20.0% of a fund’s profits, subject to certain hurdles. Performance-based fees are assessed as a percentage of the investment performance of the funds. The performance fee for any period is based upon an assumed liquidation of the fund’s net assets on the reporting date, and distribution of the net proceeds in accordance with the fund’s income allocation provisions. The performance fees may be subject to reversal to the extent that the performance fees recorded exceeds the amount due to the general partner or investment manager based on a fund’s cumulative investment returns.

Performance fees receivable is presented separately in our combined and consolidated statements of financial condition included elsewhere in this prospectus and represents performance fees recognized but not yet collected. The timing of the payment of performance fees due to the general partner or investment manager varies depending on the terms of the applicable fund agreements.

Performance Fee Compensation Payable

We have an obligation to pay our professionals a portion of the performance fees earned from certain funds, including performance fees from Consolidated Funds that are eliminated in consolidation. These amounts are accounted for as compensation expense in conjunction with the recognition of the related performance fee revenue and, until paid, are recognized as performance fee compensation payable. Performance fee compensation is recognized in the same period that the related performance fees are recognized. Performance fee compensation can be reversed during periods when there is a decline in performance fees that were previously recognized.

Income Taxes

A substantial portion of our earnings flow through to our owners without being subject to an entity level tax. Consequently, a significant portion of our earnings has no provision for United States federal income taxes except for, city and local income taxes incurred at the entity level.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. To the extent it is more likely than not that the deferred tax assets will not be recognized, a valuation allowance is provided to offset their benefit.

The Company recognizes the benefit of an income tax position only if it is more likely than not that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit is recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% percent likelihood of being realized upon ultimate settlement. Interest expense and penalties related to income tax matters are recognized as a component of interest expense and general and administrative expenses, respectively.

Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions, including evaluating uncertainties under GAAP. We review our tax positions quarterly and adjust our tax balances as new information becomes available.

Investment Valuations

In the absence of observable market prices, we value our investments using valuation methodologies applied on a consistent basis. For some investments little market activity may exist.

Our determination of fair value is then based on the best information available in the circumstances and may incorporate our own assumptions and involves a significant degree of judgment, taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for non-performance and liquidity risks.

The valuation techniques used by us to measure fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs. The valuation techniques applied to our Consolidated Funds vary depending on the nature of the investment.

The fair value of corporate debt, bonds, and bank loans is estimated based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs. These investments are generally classified within Level II. We obtain prices from independent pricing services which generally utilize broker quotes and may use various other pricing techniques that take into account appropriate factors such as yield, quality, coupon rate, maturity, type of issue, trading characteristics and other data. If the pricing services are only able to obtain a single broker quote or utilize a pricing model, such securities will be classified as Level III. If the pricing services are unable to provide prices, we will attempt to obtain one or more broker quotes directly from a dealer, price such securities at the last bid price obtained and classify such securities as Level III.

Equity-Based Compensation

Equity-based compensation expense represents expenses associated with the granting of: (a) direct and indirect profit interests in us; (b) put options to sell certain interests at a minimum value; and (c) purchase (or call) options to acquire additional membership interests in us.

Equity-based compensation expense is determined based on the fair value of the respective equity award on the grant date and is recognized on a straight-line basis over the requisite service period, with a corresponding increase in additional paid in capital. Equity-based compensation expense is adjusted, as necessary, for actual forfeitures so as to reflect expenses only for the portion of the option that ultimately vests. We estimate the fair value of the purchase option as of the grant date using an option pricing model.

In determining the aggregate fair value of any award grants, we make judgments as to the grant date volatility and estimated forfeiture rates. Each of these elements, particularly the forfeiture assumptions used in valuing our equity awards, are subject to significant judgment and variability and the impact of changes in such elements on equity-based compensation expense could be material.

In addition, as described in “Management — IPO Date Restricted Unit Awards,” at the time of this offering we intend to grant to our employees, under our 2014 Omnibus Incentive Plan,      restricted stock units. These restricted stock units will vest as to 60% of the underlying shares on the third anniversary of this offering, and as to an additional 20% of the underlying shares on each of the fourth and fifth anniversaries of this offering. The grant date fair value of the units will be charged to compensation expense as they vest over the applicable vesting period.

Quantitative and Qualitative Disclosures About Market Risk

Our primary exposure to market risk is related to our role as general partner or investment adviser to our investment funds and the sensitivity to movements in the fair value of their investments, including the effect on management fees, performance fees and investment income.

The market price of investments may significantly fluctuate during the period of investment. Investments may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets. The value of an investment may decline due to general market conditions which are not specifically related to such investment, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

Effect on Management Fees

Management fees are generally based on a defined percentage of gross asset values, total committed capital, net invested capital and NAV of the investment funds managed by us as well as a percentage of net interest income over a performance hurdle. Management fees calculated based on fair value of assets or net investment income are affected by short-term changes in market values.

The overall impact of a short-term change in market value may be mitigated by a number of factors including, but not limited to, the way in which Part I incentive fees are charged, which does not offset net income related incentive fees against Part II incentive fees which are driven by realized or unrealized gains and losses. As such, the impact of short-term changes in market value does not meaningfully impact our Part I incentive fee component of management fees. In addition, the overall impact of a short-term change in market value may be mitigated by fee definitions that are not based on market value including invested capital and committed capital, market value definitions that exclude the impact of realized and/or unrealized gains and losses, market value definitions based on beginning of the period values or a form of average market value including daily, monthly or quarterly averages as well monthly or quarterly payment terms.

As such, based on an incremental 10% short-term change in fair value of the investments in our permanent capital vehicles, long-dated private funds and SMA’s as of December 31, 2013, we calculated a $1.0 million and $1.0 million increase in the management fees on a consolidated and standalone basis. In the case of a 10% short-term decline in fair value of the investments in our permanent capital vehicles, long-dated private funds and SMA’s as of December 31, 2013, we calculated a $1.0 million and $1.0 million decrease in the management fees on a consolidated and standalone basis.

Effect on Performance Fees

Performance fees are based on certain specific hurdle rates as defined in the funds’ applicable investment management or partnership agreements. The performance fees for any period are based upon an assumed liquidation of the fund’s net assets on the reporting date, and distribution of the net proceeds in accordance with the fund’s income allocation provisions which can result in a performance-based fee to us, subject to certain hurdles and benchmarks. See “— Overview of Combined and Consolidated Results of Operations” and “— Critical Accounting Policies.” The performance fees may be subject to reversal to the extent that the performance fees recorded exceeds the amount due to the general partner or investment manager based on a fund’s cumulative investment returns.

Short-term changes in the fair values of funds’ investments may materially impact accrued performance fees depending on the respective funds’ performance relative to applicable hurdles. The overall impact of a short-term change in market value may be mitigated by a number of factors including, but not limited to, the way in which carried interest performance fees are calculated, which is not ultimately dependent on short-term moves in fair market value, but rather realize cumulative performance of the investments through the end of the long-dated private funds and SMA’s lives. However, short term moves can meaningfully impact our ability to accrue performance fees and receive cash payments in any given period.

As such, based on an incremental 10% short-term change in fair value of the investments in our long-dated private funds and SMA’s as of December 31, 2013, we calculated a $2.3 million and $12.7 million increase in the performance fees on a consolidated and standalone basis. In the case of a 10% short-term decline in fair value of the investments in long-dated private funds and SMA’s as of December 31, 2013, we calculated a $2.1 million and $11.4 million decrease in the performance fees on a consolidated and standalone basis.

Effect on Part II Incentive Fees

Incentive fees are based on certain specific hurdle rates as defined in our permanent capital vehicles’ applicable investment management agreements. The Part II incentive fees for any applicable period are based upon realized gains netted against cumulative realize and unrealized losses. See “— Overview of Combined and Consolidated Results of Operations” and “— Critical Accounting Policies.” The Part I incentive fees are not subject to clawbacks as our carried interest performance fees are.

Short-term changes in the fair values of the investments or our permanent capital vehicles may materially impact Part II incentive fees depending on the respective vehicle’s performance relative to applicable hurdles to the extent there were realized gains that we would otherwise earn Part II incentive fees on. As such, based on an incremental 10% short-term change in fair value of the investments in our permanent capital vehicles as of December 31, 2013, we calculated a $16.9 million and $16.9 million increase in the Part II incentive fees on a consolidated and standalone basis. In the case of a 10% short-term decline in fair value of the investments in our permanent capital vehicles as of December 31, 2013, we calculated a $0.1 million and $0.1 million decrease in the Part II incentive fees on a consolidated and standalone basis.

Effect on Investment Income

Investment income (loss) represents the unrealized and realized appreciation (depreciation) resulting from our equity method investments and other investments. Investment income (loss) is realized when we redeem all or a portion of our investment or when we receive cash income, such as dividends or distributions. Unrealized investment income (loss) results from changes in the fair value of the underlying investment as well as the reversal of unrealized appreciation (depreciation) at the time an investment is realized.

Unrealized and realized appreciation (depreciation) of investments of our permanent capital vehicles, long-dated private funds and SMA’s would directly impact investment income depending on whether or not each respective vehicle, fund or SMA is consolidated on our balance sheet. As such, based on an incremental 10% realized appreciation (depreciation) of investments in our permanent capital vehicles, long-dated private funds and SMA’s as of December 31, 2013, we calculated a $42.1 million and $2.1 million increase in the investment income on a consolidated and standalone basis. In the case of a 10% realized appreciation (depreciation) of investments in our permanent capital vehicles, long-dated private funds and SMA’s as of December 31, 2013, we calculated a $42.1 million and $2.1 million decrease in the investment income on a consolidated and standalone basis.

Interest Rate Risk

As of December 31, 2013, we had $28.0 million of debt outstanding, presented as loans payable on our combined and consolidated financial statements included elsewhere in this prospectus. The annual interest rate on the loans ranged from 0.25% to 3.44% as of December 31, 2013.

Based on the floating rate component of our debt obligations payable as of December 31, 2013 we estimate that in the event of a 100 basis point increase in interest rates and the outstanding balance as of December 31, 2013, interest expense related to variable rates would increase or decrease by 26% or $0.26 million.

As credit-oriented investors, we are also subject to interest rate risk through the securities we hold in our Consolidated Funds. A 100 basis point increase in interest rates would be expected to negatively affect prices of securities that accrue interest income at fixed rates and therefore negatively impact net change in unrealized appreciation on the consolidated funds’ investments. The actual impact is dependent on the average duration of such holdings. Conversely, securities that accrue interest at variable rates would be expected to benefit from a 100 basis points increase in interest rates because these securities would generate higher levels of current income and therefore positively impact interest and dividend income. In the cases where our funds pay management fees based on NAV, we would expect management fees to experience a change in direction and magnitude corresponding to that experienced by the underlying portfolios.

Credit Risk

We are party to agreements providing for various financial services and transactions that contain an element of risk in the event that the counterparties are unable to meet the terms of such agreements. In such agreements, we depend on the respective counterparty to make payment or otherwise perform. We generally endeavor to minimize our risk of exposure by limiting to reputable financial institutions the counterparties with which we enter into financial transactions. In other circumstances, availability of financing from financial institutions may be uncertain due to market events, and we may not be able to access these financing markets.

Recent Accounting Pronouncements

Information regarding recent accounting pronouncements and their impact on Medley can be found in Note 2, “Summary of Significant Accounting Policies,” to our combined and consolidated financial statements included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

In the normal course of business, we engage in off-balance sheet arrangements, including transactions in guarantees, commitments, indemnifications and potential contingent repayment obligations.

See Note 8, “Commitments and Contingencies,” to our combined and consolidated financial statements included elsewhere in this prospectus for a discussion of guarantees and contingent obligations.

Contractual Obligations, Commitments and Contingencies

The following table sets forth information relating to our contractual obligations as of December 31, 2013 on a combined basis and on a basis deconsolidating our funds:

Medley Obligations	Less than 1 year	1 – 3 years	4 – 5 years	Thereafter	Total
	(Dollars in thousands)
Pre-IPO Medley:
Operating lease obligations(1)	$2,625	$3,903	$1,388	$—	$7,916
Debt obligations payable(2)	3,800	15,950	11,250	—	31,000
Interest obligations on debt(3)	1,728	—	—	—	1,728
Revenue Share Payable	504	2,970	2,712	2,584	8,770
Capital commitments to funds	1,513	—	—	—	1,513
Total	$10,170	$22,823	$15,350	$2,584	$50,927

(1)	We lease office space in New York and San Francisco under noncancelable lease agreements. The Company’s obligations under the current terms of these leases extend through January 2021. The amounts in this table represent the minimum lease payments required over the term of the lease, and include operating leases for office equipment.
(2)	Include all loans described in Note 6, “Loans Payable,” to our combined and consolidated financial statements included elsewhere in this prospectus.
(3)	We have not included future interest costs in the table because the timing of the repayments is unknown and there is a variable component of the interest.
(4)	Represent commitments by us to fund a portion of the purchase price paid for each investment made by our funds. These amounts are generally due on demand and are therefore presented in the less than one year category.

Tax Receivable Agreement.  Holders of Medley LLC Units (other than Medley Management Inc.) may, subject to certain conditions described above and transfer restrictions applicable to such members as set forth in the operating agreement of Medley LLC, from and after the first anniversary of the date of the completion of this offering (subject to the terms of the exchange agreement), exchange their LLC Units for shares of Class A common stock of Medley Management Inc. on a one-for-one basis. Medley LLC intends to make an election under Section 754 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder (the “Code”) effective for each taxable year in which an exchange of LLC Units for shares of Class A common stock occurs, which is expected to result in increases to the tax basis of the assets of Medley LLC at the time of an exchange of LLC Units. The exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of Medley LLC. These increases in tax basis may reduce the amount of tax that Medley Management Inc. would otherwise be required to pay in the future. Prior to the completion of this offering, we will enter into a tax receivable agreement with the holders of LLC Units that provides for the payment by Medley Management Inc. to exchanging holders of LLC Units of 85% of the benefits, if any, that Medley Management Inc. is deemed to realize as a result of these increases in tax basis and of certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. This payment obligation is an obligation of Medley Management Inc. and not of Medley LLC. For purposes of the tax receivable agreement, the cash tax savings in income tax will be computed by comparing the actual income tax liability of Medley Management Inc. (calculated with certain assumptions) to the amount of such taxes that Medley Management Inc. would have been required to pay had there been no increase to the tax basis of the assets of Medley LLC as a result of the exchanges and had Medley Management Inc. not entered into the tax receivable agreement. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. While the actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of our income. See “Certain Relationships and Related Person Transactions — Tax Receivable Agreement.” We anticipate that we will account for the effects of these increases in tax basis and associated payments under the tax receivable agreement arising from future exchanges as follows:

•	we will record an increase in deferred tax assets for the estimated income tax effects of the increases in tax basis based on enacted federal and state tax rates at the date of the exchange;
•	to the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis that will consider, among other things, our expectation of future earnings, we will reduce the deferred tax asset with a valuation allowance; and
•	we will record 85% of the estimated realizable tax benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase to the liability due under the tax receivable agreement and the remaining 15% of the estimated realizable tax benefit as an increase to additional paid-in capital.

All of the effects of changes in any of our estimates after the date of the exchange will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

Indemnifications

In the normal course of business, we enter into contracts that contain indemnities for our affiliates, persons acting on our behalf or such affiliates and third parties. The terms of the indemnities vary from contract to contract and the maximum exposure under these arrangements, if any, cannot be determined and has neither been recorded in the above table nor in our combined and consolidated financial statements. As of December 31, 2013, 2012 and 2011, we have not had prior claims or losses pursuant to these contracts and expect the risk of loss to be remote.

Contingent Obligations

The partnership documents governing our funds generally include a clawback provision that, if triggered, may give rise to a contingent obligation that may require the general partner to return amounts to the fund for distribution to investors. Therefore, performance fees, generally, are subject to reversal in the event that the funds incur future losses. These losses are limited to the extent of the cumulative performance fees recognized in income to date, net of taxes paid. Due in part to our investment performance and the fact that our performance fees are generally determined on a liquidation basis, as of December 31, 2013 and 2012, if the funds were liquidated at their fair values at that date, there would have been no clawback obligation or liability. There can be no assurance that we will not incur a clawback obligation in the future. If all of the existing investments were valued at $0, the amount of cumulative revenues that has been recognized would be reversed. We believe that the possibility of all of the existing investments becoming worthless is remote. At December 31, 2013 and 2012, had we assumed all existing investments were valued at $0, the net amount of performance fees subject to clawback would have been approximately $7.9 million and $4.0 million, respectively.

Performance fees are also affected by changes in the fair values of the underlying investments in the funds that we advise. Valuations, on an unrealized basis, can be significantly affected by a variety of external factors including, but not limited to, bond yields and industry trading multiples.

Under the governing agreements of certain of our funds, we may have to fund additional amounts on account of clawback obligations beyond what we received in performance fee compensation on account of distributions of performance fee compensation made to current or former professionals from such funds if they do not fund their respective shares of such clawback obligations. We will generally retain the right to pursue any remedies that we have under such governing agreements against those carried interest recipients who fail to fund their obligations.

Additionally, at the end of the life of the funds there could be a payment due to a fund by us if we have recognized more performance fees than was ultimately earned. The general partner obligation amount, if any, will depend on final realized values of investments at the end of the life of the fund.

INDUSTRY

Overview

Private debt capital plays an important role in financing U.S. middle market companies. These companies typically borrow capital to facilitate growth, invest in physical plant and equipment, fund acquisitions, refinance capital structures and provide liquidity to existing shareholders. This financing flexibility enables borrowers to grow without sacrificing equity ownership or control of their businesses.

The U.S. middle market consists of approximately 39,000 businesses with revenues ranging from $50 million to $1 billion. Medley targets private debt investment and lending opportunities to these firms, the largest and most opportune segment of the market. The significant market opportunity is illustrated in the chart below.

Number of Businesses by Market

Source: Deloitte, Mid Market Perspectives — 2013 Report on America’s Economic Engine.

Source: U.S. Census Bureau, 2007 Economic Census

With $6.3 trillion in revenue, the U.S. middle market alone would rank as the world’s third largest economy.

Top 10 GDPs

Source: International Monetary Fund Historical Data. May 2013.

Source: Deloitte, Mid Market Perspectives — 2013 Report on America’s Economic Engine.

Industry Trends

We believe the middle market private debt industry is undergoing structural shifts that are creating significant opportunities for non-bank lenders and investors. The underlying drivers of these structural changes include the following: (1) reduced participation by banks in the private debt markets, particularly within the non-investment grade middle market, (2) increasing demand from retail and institutional investors for yield-oriented solutions offered by firms like Medley, and (3) demand for private debt created by committed and uninvested private equity capital.

De-Leveraging of the Global Banking System

After an extended period of increasing leverage, commercial and investment banks have been de-leveraging since 2008. Bank consolidation, more prudent balance sheet discipline, changing regulatory capital requirements and the increasing cost and complexity of regulatory compliance have led banks to meaningfully withdraw from markets such as non-investment grade middle market and commercial real estate lending. This has created a significant opportunity for non-bank direct lenders, like Medley.

The structural changes in the lending market are evidenced by the decline in the number of banks in the U.S. and the decline in bank participation in the private debt market. According to the Federal Deposit Insurance Corporation (“FDIC”), since 1994, the number of FDIC-insured commercial banking institutions in the United States has declined by over 40%, from approximately 10,500 in 1994 to less than 5,900 as of December 31, 2013. Simultaneously, bank participation in the non-investment grade lending market has declined from approximately 70% to below 15% over the same time period.

Bank Consolidation and Market Share in Non-Investment Grade Lending

Source: Federal Deposit Insurance Corporation, represents number of commercial banking institutions insured by the FDIC as of December 31, 2013.

Increasing Demand for Yield-oriented Investments from Retail Investors

A key demographic trend driving demand for yield is the aging population in the United States. Retirees generally have shorter investment horizons, with a sharper focus on stable, income-generating portfolios. This dynamic, amplified by the shortage of yield-oriented opportunities in the current low interest rate environment, has resulted in strong demand for yield-oriented investments by an aging population. Through our permanent capital vehicles, MCC and SIC, we believe we are well-positioned to capitalize on this growing retail investor demand.

As seen in the chart below, the old-age dependency ratio (the ratio of people older than 64 to the working-age population aged 15 – 64, shown as the proportion of dependents per 100 working-age population) in the United States is expected to increase sharply over the next few years.

An Aging Population is Increasingly Searching for Yield

Source:	UN Data

The growth in retail demand for yield-oriented products has contributed to overall growth in market capitalization of selected non-bank, yield-oriented public and private vehicles. As seen in the chart below, the historical compounded annual growth rate in market capitalization of such vehicles is 42% over the past five years.

Market Capitalization of Selected Yield Vehicles

Source: S&P Capital IQ

Select Yield Vehicles include: ARCC, AINV, PSEC, SLRC, FSC, BKCC, PNNT, NMFC, GBDC, MVC, TICC, TCRD, MCC, GAIN, NGPC, GLAD, SUNS, HRZN, FDUS, GSVC, PFLT, ACAS, MAIN, HTGC, TCAP, MCGC, CSWC, TAXI, KCAP, TINY, NLY, AGNC, HTS, ARR, CYS, CMO, ANH, WMC, TWO, MFA, IVR, OAKS, RWT, MTGE, PMT, MITT, AMTG, CIM, DX, NYMT, ZFC, JMI, STWD, NRF, NCT, CLNY, STAR, BXMT, RAS, ARI, ACRE, ABR, ACMP, APL, CPNO, CMLP, XTEX, DPM, EQM, MWE, RGP, NGLS, WES

With an established market presence in both the traded and non-traded distribution channels through MCC and SIC, respectively, we believe we are well-positioned to capitalize on this growing opportunity and have the ability to raise and deploy capital into our targeted market segment. Similar to retail investors, institutional investors are increasingly shifting their portfolio strategies towards more yield-oriented solutions such as private debt.

Shifting Asset Allocation Policies of Institutional Investors

The low interest environment is leading institutional investors to increasingly rotate away from core fixed income products, such as liquid debt securities, toward less liquid credit and absolute return-oriented products. Casey Quirk, an industry research firm, estimates that from 2013 to 2017, U.S. fixed income investors will reallocate $1 trillion of assets from traditional fixed income strategies to next generation fixed income products. In addition, we believe that the pension liability gap in the United States will continue to drive defined benefit pension plans toward more stable and higher return investment strategies. Similar to pension funds, insurance companies are increasingly turning to credit investments to offset their longer-term liabilities.

This trend has been demonstrated by the growth in cumulative alternative credit mandates, from less than $2 billion in 2008 to $32 billion as of December 31, 2013. Recent demand has been especially strong from pension funds.

Alternative Credit Mandates

Source: iiSEARCHES, Copyright Institutional Investor Intelligence 2014

Similar to pension funds, insurance companies are increasingly turning to credit investments to offset their longer-term liabilities. In the current low interest rate environment, insurers are less able to source attractive risk-adjusted returns in the liquid large loan and bond markets. As a result, insurance companies have identified private debt as the largest source of likely new alternative mandates, according to The Insurance Asset Outsourcing Exchange. As illustrated in the table below, we believe private debt outsourcing to asset managers will continue to increase in the future.

Percent of U.S. Insurance Companies Outsourcing Alternative Investment Mandates

Source: Insurance Asset Outsourcing Exchange, October 2012

Unfunded Private Equity Commitments Drive Demand for Debt Capital

According to Preqin, an industry research firm, the total amount of committed and uninvested private equity capital at March 31, 2014 is approximately $1.1 trillion, which we belive will drive significant demand for private debt financing in the coming years. Lending to private companies acquired by financial sponsors requires lenders to move quickly, perform in-depth due diligence and have significant credit and structuring experience. In order to successfully serve this market, lenders need to commit to hold all, or the significant majority of, the debt needed to finance such transactions. We believe that banks, due to the regulatory environment, will continue to reduce their exposure to middle market private loans. We believe this creates a significant supply/demand imbalance for middle market credit, and we are well positioned to bridge the gap. As illustrated by the chart below, levels of unallocated capital are at a historical high. The deployment of this capital will drive continued demand for private debt in the future.

Private Equity Dry Powder

Source: Preqin as of March 31, 2014

BUSINESS

Overview

Medley is a rapidly growing asset management firm with approximately $2.6 billion of AUM as of March 31, 2014. We provide institutional and retail investors with yield-oriented investment products that pay periodic dividends or distributions that we believe offer attractive risk-adjusted returns. We focus on credit-related investment strategies, primarily originating senior secured loans to private middle market companies in the United States that have revenues between $50 million and $1 billion of revenue. We generally hold these loans to maturity.

We manage two permanent capital vehicles, both of which are BDCs, as well as long-dated private funds and SMAs. Our focus on senior secured credit, combined with the permanent and long-dated nature of our vehicles, leads to predictable management fee and incentive fee income. Our year over year AUM growth as of March 31, 2014 was 46% and our compounded annual growth rate of AUM from December 31, 2010 through December 31, 2013 was 31%, which have been driven in large part by the growth in our permanent capital vehicles.

Since the launch of our first permanent capital vehicle in January 2011, permanent capital has grown to represent 57% of our AUM as of March 31, 2014. For the three months ended March 31, 2014, 92% of our standalone revenues were generated from management fee income and performance fee income derived primarily from net interest income on senior secured loans.

Medley’s Growth

Direct origination, careful structuring and active monitoring of our loan portfolio are important success factors in our business. Since our inception in 2006, we have adhered to a disciplined investment process that employs these principles with the goal of delivering strong risk-adjusted investment returns while protecting investor capital. We believe that our ability to directly originate, structure and lead deals enables us to consistently lend at higher yields with better terms. In addition, our loans generally have a contractual maturity of between three and seven years and are typically floating rate, which we believe positions our business well for rising interest rates.

Our senior management team has on average over 20 years of experience in credit, including originating, underwriting, principal investing and loan structuring. We have over 65 employees, including over 35 investment, origination and credit management professionals, and over 25 operations, marketing and distribution professionals, each with extensive experience in their respective disciplines.

We emphasize a culture of trust, respect, integrity, collaboration and performance. We believe that an important part of our growth has been a result of our ability to attract high caliber professionals and the emphasis we place on training and developing our team. In addition, we believe our approach to compensation, which focuses on long-term investment performance, supports a strong credit culture and aligns the interests of employees, investors and shareholders.

We have made significant investments in our loan origination and underwriting platform and believe it is scalable and can support our future growth. These capabilities, combined with our active approach to credit management, have helped us generate attractive risk-adjusted returns for our investors.

Competitive Strengths

We have enjoyed rapid growth in our business.

Since the launch of our first permanent capital vehicle in January 2011, permanent capital has grown to represent 57% of our AUM as of March 31, 2014. For the three months ended March 31, 2014, 92% of our standalone revenues were generated from management fee income and performance fee income derived primarily from net interest income on senior secured loans. We believe that the following attributes have contributed to our rapid growth and position Medley to capitalize on favorable industry trends going forward:

Strong Investment Performance.  Our investment products have achieved strong performance. For example, MCC’s annualized total return since inception of 14.2% compares favorably to 8.6% for publicly traded BDC peers and 5.3% for the Credit Suisse Leveraged Loan index, each for the same period. We believe the strong historical performance of our investment products will support our ongoing fundraising efforts and enable Medley to be a growing source of capital for the middle market.

MCC Relative Annualized Investment Performance Since Inception

1BDC peers include: AINV, ARCC, BKCC, FSC, GBDC, GLAD, NMFC, PNNT, PSEC, SLRC and TCRD.

Stable Capital Base.  A significant portion of our AUM consists of permanent capital. As of March 31, 2014, approximately 57% of our AUM was in permanent capital vehicles, which generally do not have redemption provisions or a requirement to return capital to investors. Our stable capital base makes us a reliable financing source.

Strong Cash Flow Generation.  A significant majority of our standalone revenue is derived from management fees, which include base management fees and Part I incentive fees, both of which are paid quarterly in cash. For the years ended December 31, 2013 and 2012, approximately 78% and 84%, respectively, of our total standalone revenue was comprised of management fees. This strong and predictable cash flow enables us to continue to invest in our business, seed new products and provide our shareholders with an attractive dividend. See “Business — Fee Structure.”

Direct Origination, Disciplined Underwriting and Active Credit Management.  We believe that the combination of our direct origination platform, disciplined underwriting and active credit management is an important competitive advantage and helps us preserve capital and generate attractive risk-adjusted returns for our investors. Our ability to directly originate, structure and lead deals enables us to be more opportunistic and less reliant on traditional sources of origination. It also enables us to control the loan documentation process, including negotiation of covenants, which provides consistent underwriting standards. In addition, we employ active credit management and interact frequently with our borrowers.

Growing and Increasingly Diverse Investor Base.  Our fundraising efforts are diversified across distribution channels and investment products. Our ability to raise capital across institutional channels, public markets, and non-traded RIA channels has enabled us to consistently increase AUM. We have dedicated in-house capital markets, investor relations and marketing professionals who are in frequent dialogue with investors. Our emphasis on transparency and communication has been an important part of the growth of our investor base.

Experienced Team.  Our senior management team has on average over 20 years of experience in credit, including origination, underwriting, principal investing and loan structuring. Our credit management and restructuring teams include over 25 professionals with extensive experience in their respective disciplines. We employ an integrated and collaborative investment process that leverages the skills and knowledge of our investment and credit management professionals. We believe that this is an important competitive advantage and has allowed us to deliver attractive risk-adjusted returns to our investors over time. To further align the interests of our team, in connection with this offering, we intend to grant to our employees restricted stock units under our equity incentive plan, which will vest over a multi-year period.

Experience Managing Permanent Capital Vehicles.  We have significant experience raising and managing permanent capital vehicles. In particular, we have demonstrated an ability to grow our permanent capital vehicles in an accretive manner for investors, and to prudently manage our liabilities. As of March 31, 2014, MCC has issued an aggregate of $374 million of new common equity through five follow-on offerings, as well as $569 million aggregate principal amount of debt financing. Similarly, as of March 31, 2014, SIC has issued approximately $245 million of common equity as well as $295 million aggregate principal amount of debt financing, and has raised approximately $15 million, $30 million and $35 million of capital for the months of January, February and March 2014. Consistent access to the capital markets has allowed MCC and SIC to achieve compounded annual AUM growth rates since inception of 71% and 504%, respectively. Furthermore, we have created a robust infrastructure to manage our permanent capital vehicles, including financial reporting, independent third party quarterly valuations, investor relations, accounting and legal functions.

Growth Strategy

We believe that Medley's strong growth is attributable to our investment philosophy and results, our emphasis on client communication and service, and our ability to attract, develop and retain high caliber professionals. We are pursuing an initial public offering because we believe that it will accelerate our growth by enhancing our brand, provide capital to grow our investment strategies and increase our strategic flexibility. As we continue to expand the business, we intend to:

Organically Grow our Core Business.  We expect to grow AUM in our existing permanent capital vehicles, and may launch additional permanent capital vehicles or similar long-dated investment products in the future. We also intend to increase AUM in our long-dated funds and managed accounts both by expanding existing investor relationships and through attracting new investors.

Expand our Credit-Focused Product Offerings.  We intend to grow our investment platform to include additional investment products that are complementary to our core credit offerings. As we expand our product offerings, we expect to leverage our existing retail and institutional investor base, and to attract new investors. Finally, we expect to leverage our direct origination platform, underwriting process and active credit management capabilities to grow related investment product offerings.

Pursue Additional Strategic Relationships.  We have established valuable relationships with industry participants and large institutional investors who, among other things, provide market insights, product advice and other key relationships. We also have important relationships with large fund investors, leading commercial and investment banks, global professional services firms, key distribution agents and other market participants that we believe are of significant value. As we expand our product offerings and market presence, we intend to pursue opportunities through additional strategic relationships.

Our Funds

We provide our credit-focused investment strategies through various funds and products that meet the needs of a wide range of retail and institutional investors.

Our permanent capital vehicles, Medley Capital Corporation (“MCC”) and Sierra Income Corporation (“SIC”) offer investors compelling risk-adjusted yield opportunities. Given their permanent capital nature and focus on senior credit, they provide a high degree of fee income visibility. Additionally, we have a strong institutional investor base for our long-dated private funds and separately managed accounts, which have been an important source of diversified capital for our business.

Except as otherwise described herein with respect to our BDCs, our investment funds themselves do not register as investment companies under the Investment Company Act, in reliance on Section 3(c)(1), Section 3(c)(7) or Section 7(d) thereof. Section 3(c)(7) of the Investment Company Act exempts from the Investment Company Act’s registration requirements investment funds privately placed in the United States whose securities are owned exclusively by persons who, at the time of acquisition of such securities, are “qualified purchasers” as defined under the Investment Company Act. Section 3(c)(1) of the Investment Company Act exempts from the Investment Company Act’s registration requirements privately placed investment funds whose securities are beneficially owned by not more than 100 persons. In addition, under certain current interpretations of the SEC, Section 7(d) of the Investment Company Act exempts from registration any non-U.S. investment fund all of whose outstanding securities are beneficially owned either by non-U.S. residents or by U.S. residents that are qualified purchasers and purchase their interests in a private placement. Certain subsidiaries of Medley LLC typically serve as an investment adviser for our funds and are registered under the Advisors Act. Our funds’ investment advisers or one of their affiliates are entitled to management fees, performance fees and/or incentive fees from each investment fund to which they serve as investment advisers. For a discussion of the fees to which our funds’ investment advisers are entitled across our various types of funds, please see “— Fee Structure.”

Medley Capital Corporation

We launched MCC (NYSE: MCC), our first permanent capital vehicle, in 2011 as a BDC. MCC has grown to become a leading BDC with more than $1 billion in assets. MCC has demonstrated a compounded annual growth rate of AUM since inception of 71%, and has generated a 14.2% annualized total shareholder return since its 2011 initial public offering, outperforming publicly listed BDC peers and the Credit Suisse Leveraged Loan index by approximately 560 and 890 basis points, respectively, over the same period.

Sierra Income Corporation

We launched SIC, our first public non-traded permanent capital vehicle, in 2012 as a BDC. SIC is now offered to investors through over 100 broker dealers representing over 26,000 registered investment advisers (“RIAs”). Since inception, SIC has demonstrated rapid growth and has raised approximately $15 million, $30 million and $35 million of capital for the months of January, February and March 2014. SIC has generated a 9.2% annualized total shareholder return since its launch in 2012.

Long-Dated Private Funds

We launched Medley Opportunity Fund I (“MOF I”), our first long-dated private fund, in 2006 and Medley Opportunity Fund II (“MOF II”), our second long-dated private fund, in 2010. We manage MOF I and MOF II through a partnership structure, in which limited partnerships organized by us accept commitments or funds for investment from institutional investors and high net worth individuals, and a general partner makes all policy and investment decisions, including selection of investment advisers. Affiliates of Medley LLC serve as investment advisers to MOF I and MOF II. The limited partners of our long-dated private funds take no part in the conduct or control of the business of such funds, have no right or authority to act for or bind such funds and have no influence or the voting or disposition of the securities or assets held by such funds, although limited partners often have the right to remove the general partner or cause an early liquidation by super-majority vote. As our long-dated private funds are closed-ended, once an investor makes an investment, the investor is generally not able to withdraw or redeem its interest, except in very limited circumstances.

Separately Managed Accounts

We launched our first separately managed account in 2010, our second separately managed account in 2012, and our third separately managed account in 2014. In the case of our separately managed accounts, the investor, rather than us, dictates the risk tolerances and target returns of the account. We act as an investment adviser registered under the Advisers Act for these accounts. The accounts offer customized solutions for liability driven investors such as insurance companies and typically offer attractive returns on risk based capital.

Fee Structure

Medley Capital Corporation

Pursuant to the investment management agreement between MCC and our affiliate, MCC Advisors LLC, MCC Advisors LLC receives a base management fee and a two-part incentive fee. The MCC base management fee is calculated at an annual rate of 1.75% of MCC’s gross assets, and is payable quarterly in arrears. The base management fee is calculated based on the average value of MCC’s gross assets at the end of the two most recently completed calendar quarters.

The two components of the MCC incentive fee are as follows.

•	The first, the Part I incentive fee, payable quarterly in arrears, is 20.0% of MCC’s pre-incentive fee net investment income for the immediately preceding calendar quarter subject to a 2.0% (which is 8.0% annualized) hurdle rate and a “catch-up” provision measured as of the end of each calendar quarter. Under the hurdle rate and catch-up provisions, in any calendar quarter, we receive no incentive fee until MCC’s net investment income equals the hurdle rate of 2.0%, but then receive, as a “catch-up”, 100% of MCC’s pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.5%. The effect of this provision is that, if pre-incentive fee net investment income exceeds 2.5% in any calendar quarter, MCC Advisors LLC will receive 20% of MCC’s pre-incentive fee net investment income as if the hurdle rate did not apply. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, due diligence and consulting fees or other fees that MCC receives from portfolio companies accrued during the calendar quarter, minus MCC’s operating expenses for the quarter including the base management fee, expenses payable to MCC Advisors LLC, and any interest expense and any dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee. Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Since the hurdle rate is fixed, as interest rates rise, it will be easier for us to surpass the hurdle rate and receive an incentive fee based on net investment income.
•	The second, the Part II incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment management agreement as of the termination date), and equals 20.0% of MCC’s cumulative aggregate realized capital gains less cumulative realized capital losses, unrealized capital depreciation (unrealized depreciation on a gross investment-by-investment basis at the end of each calendar year) and all capital gains upon which prior performance-based capital gains incentive fee payments were previously made to MCC Advisors LLC.

Entities controlled by former employees hold limited liability company interests in MCC Advisors LLC that entitle them to approximately 4.86% and 5.75% of the net incentive fee income from MCC Advisors LLC through October 29, 2015 and August 20, 2016, respectively. We are entitled to all of the management fees paid to MCC Advisors LLC. We may have similar arrangements with respect to the ownership of the entities that advise our BDCs in the future.

Sierra Income Corporation

Pursuant to the investment management agreement between SIC and our affiliate, SIC Advisors LLC, SIC Advisors LLC receives a base management fee and a two-part incentive fee. Strategic Investors owns 20% of SIC Advisors LLC and is entitled to receive distributions of up to 20% of the gross cash proceeds received by SIC Advisors LLC from the management and incentive fees payable by Sierra Income Corporation to SIC Advisors, as well as 20% of the returns of the investments held at SIC Advisors LLC. The SIC base management fee is calculated at an annual rate of 1.75% of SIC’s gross assets at the end of each completed calendar quarter and is payable quarterly in arrears. The base management fee is calculated based on the average value of SIC’s gross assets at the end of completed calendar quarter.

The two components of the SIC’s incentive fee are as follows.

•	The first, the part I incentive fee (which is also referred to as a subordinated incentive fee), payable quarterly in arrears, is 20.0% of SIC’s pre-incentive fee net investment income for the immediately preceding calendar quarter subject to a 1.75% (which is 7.0% annualized) hurdle rate and a “catch-up” provision measured as of the end of each calendar quarter. Under the hurdle rate and catch-up provisions, in any calendar quarter, SIC Advisors LLC receives no incentive fee until SIC’s net investment income equals the hurdle rate of 1.75%, but then receive, as a “catch-up”, 100% of SIC’s pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.1875%. The effect of this provision is that, if pre-incentive fee net investment income exceeds 2.1875% in any calendar quarter, SIC Advisors LLC will receive 20% of SIC’s pre-incentive fee net investment income as if the hurdle rate did not apply. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, due diligence and consulting fees or other fees that SIC receives from portfolio companies accrued during the calendar quarter, minus SIC’s operating expenses for the quarter including the base management fee, expenses payable to SIC Advisors LLC or to us, and any interest expense and any dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee. Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that SIC Advisors LLC have not yet received in cash. Since the hurdle rate is fixed, if interest rates rise, it will be easier for us to surpass the hurdle rate and receive an incentive fee based on net investment income.
•	The second, the Part II incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment management agreement as of the termination date), and equals 20.0% of SIC’s cumulative aggregate realized capital gains less cumulative realized capital losses, unrealized capital depreciation (unrealized depreciation on a gross investment-by-investment basis at the end of each calendar year) and all capital gains upon which prior performance-based capital gains incentive fee payments were previously made to SIC Advisors LLC.

SC Distributors, LLC owns 20% of SIC Advisors LLC and is entitled to receive distributions of up to 20% of the gross cash proceeds received by SIC Advisors LLC from the management and incentive fees payable by Sierra Income Corporation to SIC Advisors LLC, as well as 20% of the returns of the investments held at SIC Advisors LLC. We may have similar arrangements with respect to the ownership of the entities that advise our BDCs in the future.

Long-Dated Private Funds

The investment adviser of each of our MOF funds receives an annual management fee. In the case of MOF I, the management fee is calculated at an annual rate of 0.75% of the value of capital accounts attributable to the interests of each limited partner, paid quarterly in advance based on the value of each capital account as of the first day of each calendar quarter. Beginning on January 1, 2015, management fees in respect of MOF I will be eliminated. In the case of MOF II, the management fee generally is 1.5% of the value of the investments held by the fund or the account, paid quarterly in advance based upon the lesser of the original cost basis or the then fair value of such investments. The management fee in respect of MOF II will offset by an amount ranging from 50% to 100% of certain transaction and advisory fees we use to offset in connection with services we provide to any entity in which the fund or account has invested.

The general partner, in the case of MOF I, or investment adviser, in the case of MOF II, also receives incentive fees. To the extent aggregate cash distributions to a particular limited partner of MOF I made after September 30, 2012 exceed an incentive hurdle equal to the sum of (a) that limited partner’s capital account balance as of September 30, 2012 plus (b) beginning October 1, 2014, an additional preferred return of 8% per annum calculated each quarter on the limited partner’s September 30, 2012 capital account balance less all subsequent cash distributions, then immediately prior to any such cash distribution, an amount equal to 20% of the excess of the incentive fee hurdle that would otherwise be distributed to the limited partner will be reallocated to the general partner of MOF I. The investment adviser of MOF II receives incentive fees in an amount equal to 20% of the realized cash derived from an investment, subject to a cumulative annualized preferred return to the limited partner of 8%, which is in turn subject to a 100% catch-up allocation to the investment adviser.

In order to better align the interests of our senior professionals and the other individuals who manage our long-dated private funds with our own interests and with those of the investors in such funds, such individuals may be allocated directly a portion of the performance fees in such funds. As of March 31, 2014, approximately 41% of the limited liability company interests in MOF II GP LLC, the entity that serves as general partner of MOF II, are held by certain former employees and former members of Medley LLC. These interests entitle the holders to share the performance fees earned from MOF II. We may have similar arrangements with respect to allocation of performance fees with respect to private funds that we may advise in the future.

Separately Managed Accounts

The investment adviser to each of our separately managed accounts receives a management fees, typically 0.75% of the value of the investments held by the fund or the account, paid quarterly in advance based upon the lesser of the original cost basis or the then fair value of such investments. The management fee in respect of our separately managed accounts generally will be reduced by an amount ranging from 50% to 100% of certain transaction and advisory fees we receive in connection with services we provide to any entity in which the account has invested. The investment adviser of our separately managed accounts generally receives incentive fees in an amount equal to 20% of the realized cash derived from an investment, subject to a cumulative annualized preferred return to the investor of 8%, which is in turn subject to a 50% catch-up allocation to the investment adviser.

As noted above, in connection with raising new funds or securing additional investments in existing funds, we negotiate terms for such funds and investments with existing and potential investors. The outcome of such negotiations could result in our agreement to terms that are materially less favorable to us than for prior funds we have advised or funds advised by our competitors. See “Risk Factors — Risks Related to Our Business and Industry — We may not be able to maintain our current fee structure as a result of industry pressure from fund investors to reduce fees, which could have an adverse effect on our profit margins and results of operations.”

Investor Relations

Our fundraising efforts historically have been spread across distribution channels and have not been dependent on the success of any single channel. We distribute our investment products through two primary channels: (1) permanent capital vehicles and (2) long-dated private funds and SMAs. We believe that each of these channels offers unique advantages to investors and allows us to continue to raise and deploy capital opportunistically in varying market environments.

Permanent Capital Vehicles.

We distribute our permanent capital vehicles through two sub-channels:

•	MCC is our publicly traded vehicle. It offers retail and institutional investors liquid access to an otherwise illiquid asset class (middle market credit). In addition to equity capital, MCC also raises debt capital in the private and public markets which is an alternative source of capital in challenging operating environments.
•	SIC is our non-traded public vehicle. It allows us to continue to raise capital continually during more challenging operating environments when publicly listed vehicles may be trading below net asset value, which we believe is valuable during times of market volatility. We believe this is a competitive advantage allowing us to make opportunistic investments, while peers may be more limited during times of market volatility.

Long-Dated Private Funds and SMAs

We distribute our long-dated private funds and SMAs through two sub-channels:

•	Long-dated private funds: Our long-dated private institutional funds offer investors attractive risk-adjusted returns. We believe this channel is an important element of our capital raising efforts given institutional investors are more likely to remain engaged in higher yielding private credit assets during periods of market turbulence.

•	Separately managed accounts: Our separately managed accounts provide investors with customized investment solutions. This is particularly attractive for liability driven investors such as insurance companies that invest over long time horizons.

AUM by Distribution Channel at March 31, 2014

We believe that our deep and longstanding investor relationships, founded on our strong performance, disciplined management of our investors' capital and diverse product offering, have facilitated the growth of our existing businesses and will assist us with the development of additional strategies and products, thereby increasing our fee earning AUM in the future. We have dedicated in-house capital markets, investor relations and marketing specialists. We have frequent discussions with our investors and are committed to providing them with the highest quality service. We believe our service levels, as well as our emphasis on transparency, inspire loyalty and support our efforts to continue to attract investors across our investment platform.

Investment Process

Direct Origination.  We focus on lending directly to companies that are underserved by the traditional banking system and generally seek to avoid broadly marketed investment opportunities. We source investment opportunities through direct relationships with companies, financial intermediaries such as national, regional and local bankers, accountants, lawyers and consultants, as well as through financial sponsors. As a leading provider of private debt, Medley is often sought out as a preferred financing partner. Historically, as much as half of our annual origination volume has been derived from either repeat or referred borrowers.

Our Investment Team, comprised of over 35 professionals, has a broad network of industry relationships and extensive experience sourcing, underwriting and managing private debt investments. Our experience and reputation has allowed us to generate a substantial flow of attractive investment opportunities. In 2013, we sourced 1,030 investment opportunities, which resulted in 66 investments and approximately $842 million of invested capital.

Disciplined Underwriting.  We perform thorough due diligence and focus on several key criteria in our underwriting process, including strong underlying business fundamentals, a meaningful equity cushion, experienced management, conservative valuation and the ability to deleverage through cash flows. We are often the agent for the loans we originate and accordingly control the loan documentation and negotiation of covenants, which allows us to maintain consistent underwriting standards. Our disciplined underwriting process also involves engagement of industry experts and third party consultants. Since our inception, we have invested in 248 borrowers, and experienced realized partial losses in 11 of these investments through March 31, 2014. We believe our disciplined underwriting culture is a key factor to our success and our ability to expand our product offerings.

Prior to making an investment, the Investment Team subjects each potential borrower to an extensive credit review process, which typically begins with an analysis of the market opportunity, business fundamentals, company operating metrics and historical and projected financial analysis. We also compare liquidity, operating margin trends, leverage, free cash flow and fixed charge coverage ratios for each potential investment to industry metrics. Areas of additional underwriting focus include management or sponsor (typically a private equity firm) experience, management compensation, competitive landscape, regulatory environment, pricing power, defensibility of market share and tangible asset values. Background checks are conducted and tax compliance information may also be requested on management teams and key employees. In addition, the Investment Team contacts customers, suppliers and competitors and performs on-site visits as part of a routine business due diligence process.

Our disciplined underwriting process also involves the engagement of industry experts and third party consultants. The Investment Team routinely uses third party consultants and market studies to corroborate valuation and industry specific due diligence, as well as provide quality of earnings analysis. Experienced legal counsel is engaged to evaluate and mitigate regulatory, insurance, tax or other company-specific risks.

After the Investment Team completes its final due diligence, each proposed investment is presented to the Firm’s investment committee and subjected to extensive discussion and follow-up analysis, if necessary. A formal memorandum for each investment opportunity typically includes the results of business due diligence, multi-scenario financial analysis, risk-management assessment, results of third-party consulting work, background checks (where applicable) and structuring proposals. Our investment committees typically require a majority vote to approve any investment.

Active Credit Management.  We employ active credit management. Our process includes frequent interaction with management, monthly or quarterly review of financial information and attendance at board of directors’ meetings as observers. Investment professionals with deep restructuring and workout experience support our credit management effort. The Investment Team also evaluates financial reporting packages provided by portfolio companies that detail operational and financial performance. Data is entered in our Asset Management System (“AMS”), our proprietary, centralized electronic credit management database. AMS creates a centralized, dynamic electronic repository for all of our portfolio company data. Our AMS system generates comprehensive, standardized reports which aggregate operational updates, portfolio company financial performance, asset valuations, macro trends, management call notes and account history. AMS enables the Investment Team to have real-time access to the most recent information on our portfolio investments.

In addition to the data provided by our borrowers, we may also utilize various third parties to provide checks and balances throughout the credit management process. Independent valuation firms may be engaged to provide appraisals of asset and collateral values or external forensic accounting groups may be engaged to verify portfolio company financial reporting or perform cash reconciliation. We believe this hands-on approach to credit management is a key contributor to our investment performance.

Investment Operations and Information Technology

In addition to our investment team, we have a finance, accounting and operations team that supports our public and private vehicles team by providing infrastructure and administrative support in the areas of accounting/finance, valuation, capital markets and treasury functions, operations/information technology, strategy and business development, legal/compliance and human resources.

Regulatory and Compliance Matters

Our businesses, as well as the financial services industry generally, are subject to extensive regulation in the United States and elsewhere. The SEC and other regulators around the globe have in recent years significantly increased their regulatory activities with respect to alternative asset management firms. Certain of our businesses are subject to compliance with laws and regulations of United States federal and state governments, their respective agencies and/or various self-regulatory organizations or exchanges, and any failure to comply with these regulations could expose us to liability and/or reputational damage. Our businesses have operated for a number of years within a legal framework that requires our being able to monitor and comply with a broad range of legal and regulatory developments that affect our activities. However, additional legislation, changes in rules promulgated by regulators or changes in the interpretation or enforcement of existing laws and rules, either in the United States or elsewhere, may directly affect our mode of operation and profitability.

Certain of our subsidiaries are registered as investment advisers with the SEC. Registered investment advisers are subject to the requirements and regulations of the Investment Advisers Act. Such requirements relate to, among other things, fiduciary duties to advisory clients, maintaining an effective compliance program, solicitation agreements, conflicts of interest, recordkeeping and reporting requirements, disclosure requirements, limitations on agency cross and principal transactions between an advisor and advisory clients and general anti-fraud prohibitions. In addition, our investment advisers are subject to routine periodic examinations by the staff of the SEC. Our investment advisers also have not been subject to any regulatory or disciplinary actions by the SEC.

MCC and SIC are BDCs. A BDC is a special category of investment company under the Investment Company Act that was added by Congress to facilitate the flow of capital to private companies and small public companies that do not have efficient or cost-effective access to public capital markets or other conventional forms of corporate financing. BDCs make investments in private or thinly-traded public companies in the form of long-term debt and/or equity capital, with the goal of generating current income or capital growth.

BDCs are closed-end funds that elect to be regulated as BDCs under the Investment Company Act. As such, BDCs are subject to only certain provisions of the Investment Company Act, as well as the Securities Act and the Exchange Act. BDCs are provided greater flexibility under the Investment Company Act than are other investment companies in dealing with their portfolio companies, issuing securities, and compensating their managers. BDCs can be internally or externally managed and may qualify to elect to be taxed as RICs for federal tax purposes. The Investment Company Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates, principal underwriters, and affiliates of those affiliates or underwriters. The Investment Company Act requires that a majority of a BDC’s directors be persons other than “interested persons,” as that term is defined in the Investment Company Act. In addition, the Investment Company Act provides that we may not change the nature of our business so as to cease to be, or withdraw our election as a BDC unless approved by a majority of our outstanding voting securities. The Investment Company Act defines “a majority of the outstanding voting securities” as the lesser of: (1) 67% or more of the voting securities present at a meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy or (2) 50% of our voting securities.

Generally, BDCs are prohibited under the Investment Company Act from knowingly participating in certain transactions with their affiliates without the prior approval of their board of directors who are not interested persons and, in some cases, prior approval by the SEC. The SEC has interpreted the prohibition on transactions with affiliates to prohibit “joint transactions” among entities that share a common investment adviser.

On November 25, 2013, we received an amended order from the SEC that expanded our ability to negotiate the terms of co-investment transactions among our BDCs and other funds managed by us (the “Exemptive Order”), subject to the conditions included therein. In situations where co-investment with other funds managed by us is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer or where the different investments could be expected to result in a conflict between our interests and those of our other clients, we will need to decide which client will proceed with the investment. We will make these determinations based on our policies and procedures, which generally require that such opportunities be offered to eligible accounts on an alternating basis that will be fair and equitable over time. Moreover, except in certain circumstances, our BDCs will be unable to invest in any issuer in which another of our funds has previously invested. Similar restrictions limit our BDCs’ ability to transact business with our officers or directors or their affiliates.

Under the terms of the Exemptive Order, a “required majority” (as defined in Section 57(o) of the Investment Company Act) of the independent directors of our BDCs must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction are reasonable and fair to the applicable BDC and such BDC’s stockholders and do not involve overreaching of such BDC or its stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of the BDC’s stockholders and is consistent with its investment strategies and policies.

Our BDCs have elected to be treated as RICs under Subchapter M of the Code. As RICs, the BDCs generally do not have to pay corporate-level federal income taxes on any income that is distributed to its stockholders from its tax earnings and profits. To maintain qualification as an RIC, our BDCs must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to obtain and maintain RIC tax treatment, the BDCs must distribute to its stockholders, for each taxable year, at least 90% of their “investment company taxable income,” which is generally its net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses.

Competition

The investment management industry is intensely competitive, and we expect it to remain so. We face competition both in the pursuit of outside investors for our funds and in acquiring investments in attractive investee companies and making other investments. We compete for outside investors based on a variety of factors, including:

•	investment performance;
•	investor perception of investment managers' drive, focus and alignment of interest;
•	quality of service provided to and duration of relationship with investors;
•	business reputation; and
•	the level of fees and expenses charged for services.

We expect to face competition in our lending and other investment activities primarily from other credit-focused funds, specialized funds, BDCs, real estate funds, hedge fund sponsors, other financial institutions and other parties. Many of these competitors in some of our businesses are substantially larger and have considerably greater financial, technical and marketing resources than are available to us. Many of these competitors have similar investment objectives to us, which may create additional competition for investment opportunities. Some of these competitors may also have a lower cost of capital and access to funding sources that are not available to us, which may create competitive disadvantages for us with respect to investment opportunities. In addition, some of these competitors may have higher risk tolerances, different risk assessments or lower return thresholds, which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments that we want to make. Lastly, institutional and individual investors are allocating increasing amounts of capital to alternative investment strategies. Several large institutional investors have announced a desire to consolidate their investments in a more limited number of managers. We expect that this will cause competition in our industry to intensify and could lead to a reduction in the size and duration of pricing inefficiencies.

Competition is also intense for the attraction and retention of qualified employees. Our ability to continue to compete effectively in our businesses will depend upon our ability to attract new employees and retain and motivate our existing employees.

For additional information concerning the competitive risks that we face, see “Risk Factors — Risks Related to Our Business and Industry — The investment management business is competitive.”

Properties

Our principal executive offices are located in leased office space at 375 Park Avenue, New York, New York. We also lease the space for our office in San Francisco, California. We do not own any real property. We consider these facilities to be suitable and adequate for the management and operation of our business.

Employees

We believe that one of the strengths and principal reasons for our success is the quality and dedication of our people. As of March 31, 2014, we employed approximately 65 individuals, including over 35 investment, origination and credit management professionals, located in our New York and San Francisco offices.

Legal Proceedings

From time to time, we are involved in various legal proceedings, lawsuits and claims incidental to the conduct of our business. Our businesses are also subject to extensive regulation, which may result in regulatory proceedings against us. We are not currently party to any material legal proceedings.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our directors and executive officers as of the date of this prospectus. Prior to this offering, we expect that additional directors who are independent in accordance with the criteria established by the New York Stock Exchange for independent board members will be appointed to the board of directors.

Name	Age	Position
Brook Taube	44	Co-Chief Executive Officer, Chief Investment Officer and Co-Chairman of the Board of Directors
Seth Taube	44	Co-Chief Executive Officer and Co-Chairman of the Board of Directors
Jeffrey Tonkel	43	President and Director
Richard Allorto	42	Chief Financial Officer
John Fredericks	50	General Counsel

Brook Taube co-founded Medley in 2006 and has served as our co-Chief Executive Officer and Chief Investment Officer since then and as co-Chairman of the Board of Directors of Medley Management Inc. since its formation. He has also served as Chief Executive Officer and Chairman of the Board of Directors of Medley Capital Corporation since 2011 and has served on the Board of Directors of Sierra Income Corporation since its inception in 2012. Prior to forming Medley, Mr. Taube was a Partner with CN Opportunity Fund, T3 Group, a principal and advisory firm focused on distressed asset and credit investments, and Griphon Capital Management. Mr. Taube began his career at Bankers Trust in leveraged finance in 1992. Mr. Taube received a B.A. from Harvard University.

Seth Taube co-founded Medley in 2006 and has served as our co-Chief Executive Officer since then and as co-Chairman of the Board of Directors of Medley Management Inc. since its formation. He has also served as Chief Executive Officer and Chairman of the Board of Directors of Sierra Income Corporation since its inception in 2012 and on the Board of Directors of Medley Capital Corporation since its inception in 2011. Prior to forming Medley, Mr. Taube was a Partner with CN Opportunity Fund, T3 Group, a principal and advisory firm focused on distressed asset and credit investments, and Griphon Capital Management. Mr. Taube previously worked with Tiger Management and held positions with Morgan Stanley & Co. in the Investment Banking and Institutional Equity Divisions. Mr. Taube received a B.A. from Harvard University, an M. Litt. in Economics from St. Andrew’s University in Great Britain, where he was a Rotary Foundation Fellow, and an M.B.A. from the Wharton School at the University of Pennsylvania.

Jeffrey Tonkel joined Medley in 2011 and has served as President and as a member of the Board of Directors of Medley Management Inc. since its formation. He has also served as President of Sierra Income Corporation since July 2013 and a member of the Board of Directors of Medley Capital Corporation since February 2014. Prior to joining Medley, Mr. Tonkel was a Managing Director with JP Morgan from January 2010 to November 2011, where he was Chief Financial Officer of a global financing and markets business. Prior to JP Morgan, Mr. Tonkel was a Managing Director, Principal Investments, with Friedman Billings Ramsey, where he focused on merchant banking and corporate development investments in diversified industrials, energy, real estate and specialty finance. Mr. Tonkel began his investment career with Summit Partners. Mr. Tonkel received a B.A. from Harvard University and an M.B.A. from Harvard Business School.

Richard Allorto has served as our Chief Financial Officer since July 2010. Mr. Allorto has also served as the Chief Financial Officer and Secretary of Medley Capital Corporation since January 2011 and of Sierra Income Corporation since April 2012. Prior to joining Medley, Mr. Allorto held various positions at GSC Group, Inc., a registered investment adviser, since April 2001, including, most recently as Chief Financial Officer of GSC Investment Corp, a business development company that was externally managed by GSC Group. Mr. Allorto began his career at Arthur

Andersen in public accounting in 1994. Mr. Allorto is a licensed CPA and received a B.S. in Accounting from Seton Hall University.

John Fredericks has served as our General Counsel since June 2013. Mr. Fredericks has also served as the Chief Compliance Officer of Medley Capital Corporation and Sierra Income Corporation since February 2014. Prior to joining Medley, Mr. Fredericks was a partner with Winston & Strawn, LLP from February 2003 to May 2013, where he was a member of the firm’s restructuring and insolvency and corporate lending groups. Before joining Winston & Strawn, LLP, from 2000 to 2003, Mr. Fredericks was a partner with Murphy Sheneman Julian & Rogers and, from 1993 to 2000, an associate at Murphy, Weir & Butler. Mr. Fredericks was admitted to the California State Bar in 1993. Mr. Fredericks received a B.A. from the University of California Santa Cruz and a J.D. from University of San Francisco.

Messrs. Brook and Seth Taube are brothers. There are no other family relationships among any of our directors or executive officers.

Composition of the Board of Directors After this Offering

Our board of directors currently consists of Brook Taube, Seth Taube and Jeffrey Tonkel. Prior to this offering, we expect that additional directors who are independent in accordance with the criteria established by the New York Stock Exchange for independent board members will be appointed to the board of directors.

Our board of directors will have discretion to determine the size of the board of directors. Our directors will be elected at each year’s annual meeting of stockholders.

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our board of directors considered the following important characteristics, among others:

•	Messrs. Brook Taube and Seth Taube — we considered that these two individuals have played an integral role in our firm’s successful growth, and that each has developed a unique and unparalleled understanding of our business. We also noted that these two individuals are our largest equity owners and, as a consequence of such alignment of interest with our other equity owners, each has additional motivation to diligently fulfill his oversight responsibilities as a member of our board of directors.
•	Mr. Tonkel — we considered his invaluable perspective owing to his experience in various senior leadership roles in the financial services industry, including his role as a Managing Director with JPMorgan where he was the Chief Financial Officer of a global financing and markets business, as well as his familiarity with our business and operations as President of Medley and Sierra Income Corporation and a member of the Board of Directors of Medley Capital Corporation.

Controlled Company Exception

After the completion of this offering, Medley Group LLC, an entity owned by our pre-IPO owners, will continue to hold more than a majority of the voting power of our common stock eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For at least some period following this offering, we intend to utilize these exemptions. As a result, immediately following this offering we do not expect the majority of our directors will be independent or that any committees of the board of directors will be comprised entirely of independent directors. For at least some period following this offering, we intend to utilize these exceptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the New York Stock Exchange, we will be required to comply with these provisions within the applicable transition periods.

Board Committees

We anticipate that, prior to the completion of this offering, our board of directors will establish the following committees prior to the completion of this offering: an audit committee, a compensation committee, a corporate governance and nominating committee and an executive committee. The composition and responsibilities of each committee are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee

Upon completion of this offering, we expect our audit committee will consist of     ,      and         , with      serving as chair. Our audit committee will be responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;
•	assisting the board of directors in evaluating the qualifications, performance and independence of our independent auditors;
•	assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;
•	assisting the board of directors in monitoring our compliance with legal and regulatory requirements;
•	reviewing the adequacy and effectiveness of our internal control over financial reporting processes;
•	assisting the board of directors in monitoring the performance of our internal audit function;
•	monitoring the performance of our internal audit function;
•	reviewing with management and our independent auditors our annual and quarterly financial statements;
•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and
•	preparing the audit committee report that the SEC requires in our annual proxy statement.

The SEC rules and New York Stock Exchange rules require us to have one independent audit committee member upon the listing of our Class A common stock on the New York Stock Exchange, a majority of independent directors within 90 days of the effective date of the registration statement and all independent audit committee members within one year of the effective date of the registration statement.

Compensation Committee

Upon completion of this offering, we expect our compensation committee will consist of           ,            and           , with            serving as chair. The compensation committee will be responsible for, among other things:

•	reviewing and approving corporate goals and objectives relevant to the compensation of our co-chief executive officers, evaluating our co-chief executive officers’ performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving our co-chief executive officers’ compensation level based on such evaluation;
•	reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives and other benefits;
•	reviewing and recommending the compensation of our directors;
•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;
•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and
•	reviewing and making recommendations with respect to our equity compensation plans.

Corporate Governance and Nominating Committee

Upon completion of this offering, we expect our corporate governance and nominating committee will consist of     ,      and     , with      serving as chair. The corporate governance and nominating committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;
•	overseeing the evaluation of the board of directors and management;
•	reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and
•	recommending members for each committee of our board of directors.

Executive Committee

Upon completion of this offering, we expect our executive committee will consist of Brook Taube, Seth Taube and Jeffrey Tonkel. Our board of directors will delegate all of the power and authority of the full board of directors to the executive committee to act when the board of directors is not in session.

Compensation Committee Interlocks and Insider Participation

We do not presently have a compensation committee. Decisions regarding the compensation of our executive officers have historically been made by Messrs. Brook and Seth Taube. Upon completion of this offering, the members of our compensation committee will be    ,      and     .

None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

Medley Management Inc. was formed on June 13, 2014. Currently, all of the individuals who serve as directors of Medley Management Inc. are also named executive officers who do not receive any separate compensation for service on our board of directors or on any committee of our board of directors and whose compensation is disclosed in the Summary Compensation Table under “— Executive Compensation — Summary Compensation Table.” Accordingly, we have not presented a Director Compensation Table.

Following this offering, our employees who serve as directors of Medley Management Inc. will receive no separate compensation for service on the board of directors or on committees of the board of directors of Medley Management Inc. However, we expect to establish compensation practices for our outside directors that will be aligned with creating and sustaining equityholder value whereby such directors will receive customary compensation for their service as members of the board of directors and of committees of the board of directors of Medley Management Inc. and be reimbursed for reasonable out-of-pocket expenses incurred in connection with such service.

Executive Compensation

Summary Compensation Table

Our named executive officers for 2013 are:

•	Brook Taube, our co-Chief Executive Officer and Chief Investment Officer;
•	Seth Taube, our co-Chief Executive Officer;
•	Jeffrey Tonkel, our President; and
•	Richard Allorto, our Chief Financial Officer.

The following table provides summary information concerning compensation of our named executive officers for services rendered to us during 2013.

Name and Principal Position	Year	Salary ($)(1)	All Other Compensation ($)(2)	Total ($)
Brook Taube Co-Chief Executive Officer and Chief Investment Officer	2013	1,458,333	55,457	1,513,790
Seth Taube Co-Chief Executive Officer	2013	1,458,333	38,737	1,497,070
Jeffrey Tonkel President	2013	300,000	41,635	341,635
Richard Allorto Chief Financial Officer	2013	300,000	30,350	330,350

(1)	Amounts reported under Salary include guaranteed cash distributions made on membership interests in Medley LLC owned directly or indirectly by our named executive officers.
(2)	Amounts reported under All Other Compensation include perquisites and other personal benefits provided to our named executive officers, including the premiums paid by us on their behalf for executive health insurance.

Outstanding Equity Awards at December 31, 2013

Our named executive officers had no outstanding equity awards as of December 31, 2013.

Narrative Disclosure to Summary Compensation Table

Guaranteed Distributions on Membership Interests

Each of our named executive officers owns, directly or indirectly, membership interests in Medley LLC. Pursuant to an agreement, dated October 27, 2010, we agreed to pay a guaranteed distribution on account of the membership interests owned directly or indirectly by each of Brook and Seth Taube. These payments were subject to maximums based on our total assets under management. In addition, pursuant to unit award agreements dated as of January 7, 2013, we pay to each of Messrs. Tonkel and Allorto a monthly guaranteed cash payment of $25,000 in the aggregate.

As a condition to receiving membership interests, each executive was required to become party to the limited liability company agreement of Medley LLC. The limited liability company agreement of Medley LLC, and the agreements described above relating to guaranteed payments to be made to each executive, generally governed the rights and obligations of each executive.

Restrictive Covenants

The limited liability company agreement of Medley LLC provided that each executive is subject to covenants restricting his use and disclosure of confidential information while employed and at all times thereafter. In addition, Brook and Seth Taube are subject to covenants restricting each of them from engaging in competitive activities while acting as a manager of the company and for twelve months thereafter, and requiring each of them to devote a majority of his time during business hours to our business.

In addition, under the terms of their respective unit award agreements, during the term of such agreement, and for a specified time period after termination of Messrs. Tonkel and Allorto’s service with the company, each executive is subject to covenants restricting his (i) ability to provide services to any entity that directly or indirectly competes with us, and (ii) solicitation of our clients, employees and contractors. With respect to Mr. Tonkel, the specified non-competition period is one year after termination of service with us for any reason other than good reason, and the non-solicitation period is one year after termination of service with us for any reason. With respect to Mr. Allorto, the specified non-competition period is one year after termination of service with us for any reason other than good reason, and the non-solicitation period is two years after termination of service with us for any reason.

Retirement Plan

We maintain a qualified contributory retirement plan that is intended to qualify as a deferred salary arrangement under Section 401(k) of the Code. The plan covers all employees, including our named executive officers, who may contribute up to 96% of their eligible compensation, subject to statutory limits imposed by the Code. We are also permitted to provide for, but we currently do not provide any, matching contributions. In addition, the Company makes nonelective contributions under the 401(k) plan equal to 3% of each employee’s eligible earnings, subject to statutory limits imposed by the Code.

IPO Date Restricted Stock Unit Awards

At the time of this offering, we intend to grant to our employees, under our 2014 Omnibus Incentive Plan, as described further below,      restricted stock units. These restricted stock units will vest as to 60% of the underlying shares on the third anniversary of this offering, and as to an additional 20% of the underlying shares on each of the fourth and fifth anniversaries of this offering.

Medley Management Inc. 2014 Omnibus Incentive Plan

In connection with this offering, we will adopt a new omnibus incentive plan.

Summary of Our 2014 Omnibus Incentive Plan

Purpose.  The purpose of our 2014 Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our Class A common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Administration.  Our 2014 Omnibus Incentive Plan will be administered by the compensation committee of our board of directors or such other committee of our board of directors to which it has delegated power, or if no such committee or subcommittee thereof exists, our board of directors (as applicable, the “Committee”). The Committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in our 2014 Omnibus Incentive Plan and any instrument or agreement relating to, or any award granted under, our 2014 Omnibus Incentive Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee deems appropriate for the proper administration of our 2014 Omnibus Incentive Plan; and to make any other determination and take any other action that the Committee deems necessary or desirable for the administration of our 2014 Omnibus Incentive Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of our 2014 Omnibus Incentive Plan. Unless otherwise expressly provided in our 2014 Omnibus Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to our 2014 Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to our 2014 Omnibus Incentive Plan are within the sole discretion of the Committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our stockholders.

Interests Subject to our 2014 Omnibus Incentive Plan.  Our 2014 Omnibus Incentive Plan provides that the total number of shares of Class A common stock or LLC Units (collectively, “Interests”) that may be issued under our 2014 Omnibus Incentive Plan is     . Of this amount, the maximum number of Interests for which incentive stock options may be granted is     ; the maximum number of Interests for which options or stock appreciation rights may be granted to any individual participant during any single fiscal year is     ; the maximum number of Interests for which performance compensation awards denominated in shares may be granted to any individual participant in respect of a single fiscal year is      (or if any such awards are settled in cash, the maximum amount may not exceed the fair market value of such shares on the last day of the performance period to which such award relates); the maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, shall not exceed $     in total value; and the maximum amount that may be paid to any individual participant for a single fiscal year under a performance compensation award denominated in cash is $    . Except for substitute awards (as described below), in the event any award terminates, lapses, or is settled without the payment of the full number of shares subject to such award, including as a result of net settlement of the award or as a result of the award being settled in cash, the undelivered Interests may be granted again under our 2014 Omnibus Incentive Plan, unless the Interests are surrendered after the termination of our 2014 Omnibus Incentive Plan, and only if stockholder approval is not required under the then-applicable rules of the exchange on which the shares of Class A common stock are listed. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine (referred to as “substitute awards”), and such substitute awards shall not be counted against the total number of Interests that may be issued under our 2014 Omnibus Incentive Plan, except that substitute awards intended to qualify as “incentive stock options” shall count against the limit on incentive stock options described above. No award may be granted under our 2014 Omnibus Incentive Plan after the tenth anniversary of the effective date (as defined therein), but awards theretofore granted may extend beyond that date.

Options.  The Committee may grant non-qualified stock options and incentive stock options, under our 2014 Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our 2014 Omnibus Incentive Plan; provided, that all stock options granted under our 2014 Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our Class A common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are substitute awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as an incentive stock options, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under our 2014 Omnibus Incentive Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the Class A shares as to which a stock option is exercised may be paid to us, to the extent permitted by law (i) in cash or its equivalent at the time the stock option is exercised; (ii) in Class A shares having a fair market value equal to the aggregate exercise price for the Class A shares being purchased and satisfying any requirements that may be imposed by the Committee; or (iii) by such other method as the Committee may permit in its sole discretion, including, without limitation, (A) in other property having a fair market value on the date of exercise equal to the purchase price, (B) if there is a public market for the Class A shares at such time, through the delivery of irrevocable instructions to a broker to sell the Class A shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the Class A shares being purchased or (C) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights.  The Committee may grant stock appreciation rights, with terms and conditions determined by the Committee that are not inconsistent with our 2014 Omnibus Incentive Plan. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, Class A shares or a combination of cash and Class A shares, as determined by the Committee) equal to the product of (i) the excess of (A) the fair market value on the exercise date of one share of Class A common stock, over (B) the strike price per share, times (ii) the number of shares of Class A common stock covered by the stock appreciation right. The strike price per share of a stock appreciation right will be determined by the Committee at the time of grant but in no event may such amount be less than the fair market value of a share of common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards).

Restricted Shares and Restricted Stock Units.  The Committee may grant restricted shares of our Class A common stock or restricted stock units, representing the right to receive, upon the expiration of the applicable restricted period, one share of Class A common stock for each restricted stock unit, or, in its sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted shares of our Class A common stock, subject to the other provisions of our 2014 Omnibus Incentive Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of Class A common stock, including, without limitation, the right to vote such restricted shares of common stock (except, that if the lapsing of restrictions with respect to such restricted shares of Class A common stock is contingent on satisfaction of performance conditions other than or in addition to the passage of time, any dividends payable on such restricted shares of Class A common stock will be retained, and delivered without interest to the holder of such shares when the restrictions on such shares lapse).

Other Interest-Based Awards.  The Committee may issue unrestricted Interests, rights to receive grants of awards at a future date, or other awards denominated in Interests (including, without limitation, performance shares or performance units), under our 2014 Omnibus Incentive Plan, including performance-based awards, with terms and conditions determined by the Committee that are not inconsistent with our 2014 Omnibus Incentive Plan.

Performance Compensation Awards.  The Committee may also designate any award as a “performance compensation award” intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The Committee also has the authority to make an award of a cash bonus to any participant and designate such award as a performance compensation award under our 2014 Omnibus Incentive Plan. The Committee has sole discretion to select the length of any applicable performance periods, the types of performance compensation awards to be issued, the applicable performance criteria and performance goals, and the kinds and/or levels of performance goals that are to apply. The performance criteria that will be used to establish the performance goals may be based on the attainment of specific levels of our performance (and/or one or more affiliates, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing) and are limited to specific criteria enumerated in our 2014 Omnibus Incentive Plan.

Effect of Certain Events on 2014 Omnibus Incentive Plan and Awards.  In the event of (a) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of Class A common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of our shares of common stock or other securities, issuance of warrants or other rights to acquire our shares of common stock or other securities, or other similar corporate transaction or event (including, without limitation, a change in control, as defined in our 2014 Omnibus Incentive Plan) that affects the shares of common stock, or (b) unusual or nonrecurring events (including, without limitation, a change in control) affecting us, any affiliate, or the financial statements of us or any affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee must make any such adjustments in such manner as it may deem equitable, including, without limitation, any or all of: (i) adjusting any or all of (A) the Interest limits applicable under our 2014 Omnibus Incentive Plan with respect to the number of awards which may be granted thereunder; (B) the number of our Interests or other securities which may be issued in respect of awards or with respect to which awards may be granted under our 2014 Omnibus Incentive Plan and (C) the terms of any outstanding award, including, without limitation, (1) the number of Interests or other securities subject to outstanding awards or to which outstanding awards relate, (2) the exercise price or strike price with respect to any award or (3) any applicable performance measures; (ii) providing for a substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of, awards or providing for a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (iii) cancelling any one or more outstanding awards and causing to be paid to the holders holding vested awards (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Committee (which if applicable may be based upon the price per share of Class A common stock received or to be received by other holders of our Class A common stock in such event), including, without limitation, in the case of options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of Class A common stock subject to the option or stock appreciation right over the aggregate exercise price or strike price thereof.

Nontransferability of Awards.  An award will not be transferable or assignable by a participant otherwise than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any affiliate. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfer to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination.  Our board of directors may amend, alter, suspend, discontinue, or terminate our 2014 Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuation or termination may be made without stockholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to our 2014 Omnibus Incentive Plan or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under our 2014 Omnibus Incentive Plan (except for adjustments in connection with certain corporate events) or (iii) it would materially modify the requirements for participation in our 2014 Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award shall not to that extent be effective without such individual’s consent.

The Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively, subject to the consent of the affected participant if any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination would materially and adversely affect the rights of any participant with respect to such award; provided that without stockholder approval, except as otherwise permitted in our 2014 Omnibus Incentive Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right; (ii) the Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or stock appreciation right and (iii) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents.  The Committee in its sole discretion may provide part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion; provided, that no dividends or dividend equivalents shall be payable in respect of outstanding (i) options or stock appreciation rights or (ii) unearned performance compensation awards or other unearned awards subject to performance conditions (other than or in addition to the passage of time) (although dividends or dividend equivalents may be accumulated in respect of unearned awards and paid within 15 days after such awards are earned and become payable or distributable).

Clawback/Forfeiture.  An award agreement may provide that the Committee may in its sole discretion cancel such award if the participant, while employed by or providing services to us or any affiliate or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise has engaged in or engages in other detrimental activity that is in conflict with or adverse to our interests or the interests of any affiliate, including fraud or conduct contributing to any financial restatements or irregularities, as determined by the Committee in its sole discretion. Without limiting the foregoing, all awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with applicable law.

United States Federal Income Tax Consequences

The following is a general summary of certain material United States federal income tax consequences of the grant, vesting, settlement and exercise of certain awards under the 2014 Omnibus Incentive Plan and the disposition of shares of Class A common stock acquired pursuant to the exercise of such awards. This summary is intended to reflect the current provisions of the Code and is neither intended to be a complete statement of applicable law, nor does it address foreign, state, local or payroll tax considerations. This summary assumes that all awards granted under the 2014 Omnibus Incentive Plan are exempt from, or comply with, the rules under Section 409A of the Code related to nonqualified deferred compensation. Moreover, the United States federal income tax consequences to any particular holder may differ from those described herein by reason of, among other things, the particular circumstances of such holder.

Incentive Stock Options

An option granted as an “incentive stock option” (“ISO”) under Section 422 of the Code may qualify for special tax treatment. The Code requires that, for treatment of an option as an ISO, common stock acquired through the exercise of the option cannot be disposed of before the later of: (i) two years from the date of grant of the option or (ii) one year from the date of exercise. Holders of ISOs will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the option “spread value” at the time of exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as applicable. Assuming both holding periods are satisfied, we will not be allowed a deduction for federal income tax purposes in connection with the grant or exercise of the ISO. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an ISO disposes of those shares, with certain exceptions, the holder will generally realize ordinary income at the time of such disposition equal to the difference between the exercise price and the fair market value of a share on the date of exercise and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Any additional gain or loss recognized upon a subsequent sale or exchange of the shares is treated as capital gain or loss, as applicable, for which we are not entitled to a deduction. Finally, if an otherwise qualified ISO first becomes exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the ISO in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes.

Nonqualified Options

In general, in the case of a nonqualified stock option, the holder has no federal income tax liability at the time of grant but realizes ordinary income upon exercise of the option in an amount equal to the excess, if any, of the fair market value of the shares of Class A common stock acquired upon exercise over the exercise price. We will be able to deduct this same amount for federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. Any gain or loss recognized upon a subsequent sale or exchange of the shares of Class A common stock is treated as capital gain or loss, as applicable, for which we are not entitled to a deduction.

Stock Appreciation Rights

No federal income tax liability will be realized by a holder upon the grant of a stock appreciation right (“SAR”). Upon the exercise of a SAR, the holder will recognize ordinary income in an amount equal to the fair market value of the shares of Class A common stock or cash payment received in respect of the SAR. We will be able to deduct this same amount for federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. Any gain or loss recognized upon a subsequent sale or exchange of the shares of Class A common stock is treated as capital gain or loss, as applicable, for which we are not entitled to a deduction.

Restricted Stock

A holder will not have any federal income tax liability upon the grant of an award of restricted Class A common stock unless the holder otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted Class A common stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the holder will have ordinary income equal to the difference between the fair market value of the shares of Class A common stock on that date over the amount the holder paid for such shares of Class A common stock, if any, unless the holder made an election under Section 83(b) of the Code to be taxed at the time of grant. If the holder makes an election under Section 83(b) of the Code, the holder will have ordinary income at the time of grant equal to the difference between the fair market value of the shares of Class A common stock on the date of grant over the amount the holder paid for such shares, if any. Special rules apply to the receipt and disposition of restricted stock received by officers and directors who are subject to Section 16(b) of the Exchange Act. Any future appreciation in the Class A common stock will be taxable to the holder at capital gains rates. However, if the restricted stock award is later forfeited, the holder will not be able to recover the tax previously paid pursuant to his Section 83(b) election. We will be able to deduct, at the same time as it is recognized by the holder, the amount of ordinary income to the holder for federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock Units

A holder will not have any federal income tax liability at the time a restricted stock unit is granted. Rather, upon the delivery of shares (or cash) pursuant to a restricted stock unit award, the holder will have ordinary income equal to the fair market value of the number of shares of Class A common stock (or the amount of cash) the holder actually receives with respect to the award. We will be able to deduct the amount of ordinary income to the holder for federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for ordinary income paid to certain executives designated in those Sections. Any gain or loss recognized upon a subsequent sale or exchange of the Class A common stock (if settled in Class A common stock) is treated as capital gain or loss for which we are not entitled to a deduction.

Stock Bonus Awards

A holder will have ordinary income equal to the difference between the fair market value of the shares of Class A common stock on the date the common stock subject to the award is transferred to the holder over the amount the holder paid for such shares, if any. We will be able to deduct, at the same time as it is recognized by the holder, the amount of ordinary income to the holder for federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. Any gain or loss recognized upon a subsequent sale or exchange of the Class A common stock is treated as capital gain or loss for which we are not entitled to a deduction.

Cash-Based Performance Awards

A holder will not have any federal income tax liability, and we will not be allowed a tax deduction, at the time a cash-based performance award is granted (for example, when the performance goals are established). Upon receipt of cash in settlement of the award, the holder will recognize ordinary income equal to the cash received, and we will be allowed a corresponding federal income tax deduction at that time, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m)

In general, Section 162(m) of the Code denies a publicly held corporation a deduction for federal income tax purposes for compensation in excess of $1 million per year per person to its principal executive officer, and the three other officers (other than the principal executive officer and principal financial officer) whose compensation is disclosed in its prospectus or proxy statement as a result of their total compensation, subject to certain exceptions. Subject to obtaining approval of the 2014 Omnibus Incentive Plan by our stockholders prior to the payment of any awards thereunder, the 2014 Omnibus Incentive Plan is intended to satisfy an exception with respect to grants of options to covered employees. In addition, the 2014 Omnibus Incentive Plan is designed to permit certain awards of restricted stock, restricted stock units, cash bonus awards and other awards to be awarded as performance compensation awards intended to qualify under the “performance-based compensation” exception to Section 162(m) of the Code. Finally, under a special Code

Section 162(m) exception, any compensation paid pursuant to a compensation plan in existence before the effective date of this offering will not be subject to the $1,000,000 limitation until the earliest of: (i) the expiration of the compensation plan, (ii) a material modification of the compensation plan (as determined under Code Section 162(m)), (iii) the issuance of all the employer stock and other compensation allocated under the compensation plan, or (iv) the first meeting of stockholders at which directors are elected after the close of the third calendar year following the year in which the offering occurs.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Exchange Agreement

We will enter into an exchange agreement with the holders of LLC Units pursuant to which each holder of LLC Units (and certain permitted transferees thereof) may, from and after the first anniversary of the date of the completion of this offering (subject to the terms of the exchange agreement) exchange their LLC Units for shares of Class A common stock of Medley Management Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The exchange agreement also provides that a holder of LLC Units will not have the right to exchange LLC Units if Medley Management Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with Medley Management Inc. to which such holder may be subject. Medley Management Inc. may impose additional restrictions on exchange that it determines to be necessary or advisable so that Medley LLC is not treated as a “publicly traded partnership” for United States federal income tax purposes. As a holder exchanges LLC Units for shares of Class A common stock, the number of LLC Units held by Medley Management Inc. is correspondingly increased as it acquires the exchanged LLC Units.

Registration Rights Agreement

We will enter into a registration rights agreement with our pre-IPO owners pursuant to which we will grant them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock delivered in exchange for LLC Units. Under the registration rights agreement, we will agree to register the exchange of LLC Units for shares of Class A common stock by our pre-IPO owners. In addition, Medley Group LLC, an entity wholly-owned by our pre-IPO owners, will have the right to request that we register the sale of shares of Class A common stock held by our pre-IPO owners an unlimited number of times and may require us to make available shelf registration statements permitting sales of shares of Class A common stock into the market from time to time over an extended period. Medley Group LLC will also have the ability to exercise certain piggyback registration rights in respect of shares of Class A common stock held by our pre-IPO owners in connection with registered offerings requested by other registration rights holders or initiated by us.

Tax Receivable Agreement

Holders of LLC Units (other than Medley Management Inc.) may, subject to certain conditions, from and after the first anniversary of the date of the completion of this offering (subject to the terms of the exchange agreement), exchange their LLC Units for shares of Class A common stock of Medley Management Inc. on a one-for-one basis. Medley LLC intends to make an election under Section 754 of the Code effective for each taxable year in which an exchange of LLC Units for shares of Class A common stock occurs, which is expected to result in increases to the tax basis of the assets of Medley LLC at the time of an exchange of LLC Units. The exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of Medley LLC. These increases in tax basis may reduce the amount of tax that Medley Management Inc. would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. The IRS may challenge all or part of the tax basis increase and increased deductions, and a court could sustain such a challenge.

Prior to the completion of this offering, we will enter into a tax receivable agreement with the holders of LLC Units that provides for the payment by Medley Management Inc. to exchanging holders of LLC Units of 85% of the benefits, if any, that Medley Management Inc. is deemed to realize as a result of these increases in tax basis and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. This payment obligation is an obligation of Medley Management Inc. and not of Medley LLC. Medley Management Inc. expects to benefit from the remaining 15% of cash tax savings, if any, in income tax it realizes. For purposes of the tax receivable agreement, the cash tax savings in income tax will be computed by comparing the actual income tax liability of Medley Management Inc. (calculated with certain assumptions) to the amount of such taxes that Medley Management Inc. would have been required to pay had there been no increase to the tax basis of the assets of Medley LLC as a result of the exchanges and had Medley Management Inc. not entered into the tax receivable agreement. The term of the tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless Medley Management Inc. exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement (as described in more detail below) or Medley Management Inc. breaches any of its material obligations under the tax receivable agreement in which case all obligations generally will be accelerated and due as if Medley Management Inc. had exercised its right to terminate the tax receivable agreement. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including:

•	the timing of exchanges — for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable or amortizable assets of Medley LLC at the time of each exchange;
•	the price of shares of our Class A common stock at the time of the exchange — the increase in any tax deductions, as well as the tax basis increase in other assets, of Medley LLC, is directly proportional to the price of shares of our Class A common stock at the time of the exchange;
•	the extent to which such exchanges are taxable — if an exchange is not taxable for any reason, increased deductions will not be available; and
•	the amount and timing of our income — Medley Management Inc. will be required to pay 85% of the cash tax savings as and when realized, if any. If Medley Management Inc. does not have taxable income, Medley Management Inc. is not required (absent circumstances requiring an early termination payment) to make payments under the tax receivable agreement for that taxable year because no cash tax savings will have been realized. However, any cash tax savings that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in payments under the tax receivables agreement.

We anticipate that we will account for the effects of these increases in tax basis and associated payments under the tax receivable agreement arising from future exchanges as follows:

•	we will record an increase in deferred tax assets for the estimated income tax effects of the increases in tax basis based on enacted federal and state tax rates at the date of the exchange;
•	to the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis that will consider, among other things, our expectation of future earnings, we will reduce the deferred tax asset with a valuation allowance; and
•	we will record 85% of the estimated realizable tax benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase to the liability due under the tax receivable agreement and the remaining 15% of the estimated realizable tax benefit as an increase to additional paid-in capital.

All of the effects of changes in any of our estimates after the date of the exchange will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

We expect that as a result of the size of the increases in the tax basis of the tangible and intangible assets of Medley LLC, the payments that we may make under the tax receivable agreement will be substantial. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the tax receivable agreement exceed the actual cash tax savings that Medley Management Inc. realizes in respect of the tax attributes subject to the tax receivable agreement and/or distributions to Medley Management Inc. by Medley LLC are not sufficient to permit Medley Management Inc. to make payments under the tax receivable agreement after it has paid taxes. Late payments under the tax receivable agreement generally will accrue interest at an uncapped rate equal to LIBOR plus 500 basis points. The payments under the tax receivable agreement are not conditioned upon continued ownership of us by holders of LLC Units.

In addition, the tax receivable agreement provides that upon certain changes of control, Medley Management Inc.’s (or its successor’s) obligations with respect to exchanged or acquired LLC Units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including Medley Management Inc. would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement.

Furthermore, Medley Management Inc. may elect to terminate the tax receivable agreement early by making an immediate payment equal to the present value of the anticipated future cash tax savings. In determining such anticipated future cash tax savings, the tax receivable agreement includes several assumptions, including (i) that any LLC Units that have not been exchanged are deemed exchanged for the market value of the shares of Class A common stock at the time of termination, (ii) Medley Management Inc. will have sufficient taxable income in each future taxable year to fully realize all potential tax savings, (iii) the tax rates for future years will be those specified in the law as in effect at the time of termination and (iv) certain non-amortizable assets are deemed disposed of within specified time periods. In addition, the present value of such anticipated future cash tax savings are discounted at a rate equal to LIBOR plus 100 basis points. Assuming that the market value of a share of Class A common stock were to be equal to the initial public offering price per share of Class A common stock in this offering and that LIBOR were to be     %, we estimate that the aggregate amount of these termination payments would be approximately $     if Medley Management Inc. were to exercise its termination right immediately following this offering.

As a result of the change in control provisions and the early termination right, Medley Management Inc. could be required to make payments under the tax receivable agreement that are greater than or less than the specified percentage of the actual cash tax savings that Medley Management Inc. realizes in respect of the tax attributes subject to the tax receivable agreement. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity.

Decisions made by our pre-IPO owners in the course of running our business may influence the timing and amount of payments that are received by an exchanging or selling existing owner under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction generally will accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase an existing owner’s tax liability without giving rise to any rights of an existing owner to receive payments under the tax receivable agreement.

Payments under the tax receivable agreement will be based on the tax reporting positions that we will determine. Medley Management Inc. will not be reimbursed for any payments previously made under the tax receivable agreement if a tax basis increase is successfully challenged by the

IRS. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of the Medley Management Inc.’s cash tax savings.

Medley LLC Limited Liability Company Agreement

As a result of the Reclassification and Offering Transactions, Medley Management Inc. will hold LLC Units in Medley LLC and will be the sole managing member of Medley LLC. Accordingly, Medley Management Inc. will operate and control all of the business and affairs of Medley LLC and, through Medley LLC and its operating entity subsidiaries, conduct our business.

Pursuant to the limited liability company agreement of Medley LLC as it will be in effect at the time of this offering, Medley Management Inc. has the right to determine when distributions will be made to holders of LLC Units and the amount of any such distributions. If a distribution is authorized, such distribution will be made to the holders of LLC Units pro rata in accordance with the percentages of their respective limited liability company interests.

The holders of LLC Units, including Medley Management Inc., will incur United States federal, state and local income taxes on their proportionate share of any taxable income of Medley LLC. Net profits and net losses of Medley LLC will generally be allocated to its holders (including Medley Management Inc.) pro rata in accordance with the percentages of their respective limited liability company interests, except as otherwise required by law. The limited liability company agreement of Medley LLC will provide for cash distributions, which we refer to as “tax distributions,” to the holders of the LLC Units if Medley Management Inc., as the sole managing member of Medley LLC, determines that the taxable income of the relevant holder will give rise to taxable income for such holder. Generally, these tax distributions will be computed based on our estimate of the net taxable income of Medley LLC multiplied by an assumed tax rate equal to the highest effective marginal combined United States federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the non-deductibility of certain expenses and the character of our income).

The limited liability company agreement of Medley LLC will also provide that substantially all expenses incurred by or attributable to Medley Management Inc. (such as expenses incurred in connection with this offering), but not including obligations incurred under the tax receivable agreement by Medley Management Inc., income tax expenses of Medley Management Inc. and payments on indebtedness incurred by Medley Management Inc., will be borne by Medley LLC.

Other Transactions

Christopher Taube, our Senior Managing Director, Head of Institutional Fund Raising is the brother of Messrs. Brook and Seth Taube, our Co-Chief Executive Officers. Mr. Chris Taube assumed this position in June 2014 and received an interest in Medley LLC and is entitled to a guaranteed annual payment of $300,000.

Statement of Policy Regarding Transactions with Related Persons

Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The general counsel will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Indemnification of Directors and Officers

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law (the “DGCL”). In addition, our certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

PRINCIPAL STOCKHOLDERS

The following tables set forth information regarding the beneficial ownership of shares of our Class A common stock and of LLC Units by (1) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of Medley Management Inc., (2) each of our directors and named executive officers and (3) all of our directors and executive officers as a group.

The percentage of beneficial ownership of shares of our Class A common stock and of LLC Units outstanding before the Offering Transactions set forth below is based on the number of shares of our Class A common stock and of LLC Units to be issued and outstanding immediately prior to the consummation of this offering after giving effect to the Reclassification. The percentage of beneficial ownership of our Class A common stock and of LLC Units after the Offering Transactions set forth below is based on shares of our Class A common stock and of LLC Units to be issued and outstanding immediately after the Offering Transactions. Beneficial ownership is determined in accordance with the rules of the SEC.

	Class A Common Stock Beneficially Owned(1)				LLC Units Beneficially Owned(1)				Combined Voting Power(2)(3)
	Number	Percentage			Number	Percentage			Percentage
Name of Beneficial Owner		Prior to the Offering Transactions	After the Offering Transactions Assuming Underwriters’ Option is Not Exercised	After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full		Prior to the Offering Transactions	After the Offering Transactions Assuming Underwriters’ Option is Not Exercised	After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full	Prior to the Offering Transactions	After the Offering Transactions Assuming Underwriters’ Option is Not Exercised	After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full
Medley Group LLC(3)		—	—	—
Brook Taube(3)		—	—	—
Seth Taube(3)		—	—	—
Jeffrey Tonkel		—	—	—
Richard Allorto		—	—	—
Directors and executive officers as a group (5 persons)		—	—	—

*	Represents less than 1%.
(1)	Subject to the terms of the exchange agreement, the LLC Units are exchangeable for shares of our Class A common stock on a one-for-one basis from and after the first anniversary of the date of the completion of this offering. See “Certain Relationships and Related Person Transactions — Exchange Agreement.” Beneficial ownership of LLC Units reflected in this table has not been also reflected as beneficial ownership of shares of our Class A common stock for which such units may be exchanged. Percentage of LLC Units after the Offering Transactions treats LLC Units held by Medley Management Inc. as outstanding.
(2)	Represents percentage of voting power of the Class A common stock and Class B common stock of Medley Management Inc. voting together as a single class. See “Description of Capital Stock — Common Stock.”
(3)	Medley Group LLC, an entity wholly-owned by our pre-IPO owners, holds all 100 issued and outstanding shares of our Class B common stock. The Class B common stock will provide Medley Group LLC with a number of votes that is equal to 10 times the aggregate number of LLC Units held by all non-managing members of Medley LLC. From and after the time that the Substantial Ownership Requirement is no longer satisfied, the Class B common stock will provide Medley Group LLC with a number of votes that is equal to the aggregate number of LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of Class B common stock. See “Description of Capital Stock — Common Stock — Class B Common Stock.” Mr. Brook Taube and Mr. Seth Taube may be deemed to have beneficial ownership of the shares of Class B common stock held by Medley Group LLC.

DESCRIPTION OF CAPITAL STOCK

In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our amendment and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of Capital Stock,” “we,” “us,” “our,” and “our company” refer to Medley Management Inc. and not to any of its subsidiaries.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon the consummation of this offering, our authorized capital stock will consist of 3,000,000,000 shares of Class A common stock, par value $0.01 per share, 1,000,000 shares of Class B common stock, par value $0.01 per share, and 300,000,000 shares of preferred stock, par value $0.01 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

All shares of our Class A common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The Class A common stock will not be subject to further calls or assessments by us. Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock. The rights powers and privileges of our Class A common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B Common Stock

For so long as our pre-IPO owners and then-current Medley personnel hold at least 10% of the aggregate number of shares of Class A common stock and LLC Units (excluding those LLC Units held by Medley Management Inc.) then outstanding, which we refer to as the “Substantial Ownership Requirement,” the Class B common stock will entitle Medley Group LLC, without regard to the number of shares of Class B common stock held by it, to a number of votes that is equal to 10 times the aggregate number of LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of Class B common stock and entitle each other holder of Class B common stock, without regard to the number of shares of Class B common stock held by such other holder, to a number of votes that is equal to 10 times the number of LLC Units held by such holder. For purposes of calculating the Substantial Ownership Requirement, (1) shares of Class A common stock deliverable to our pre-IPO owners and then-current Medley personnel pursuant to outstanding equity awards will be deemed then outstanding and (2) shares of Class A common stock and LLC Units held by any estate, trust, partnership or limited liability company or other similar entity of which any pre-IPO owner or then-current Medley personnel is a trustee, partner, member or similar party will be considered held by such pre-IPO owner or other then-current Medley personnel. From and after the time that the Substantial Ownership Requirement is no longer satisfied, the Class B common stock will entitle Medley Group LLC, without regard to the number of shares of Class B common stock held by it, to a number of votes that is equal to the aggregate number of LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of Class B common stock and entitle each other holder of Class B common stock, without regard to the number of shares of Class B common stock held by such other holder, to a number of votes that is equal to the number of LLC Units held by such holder. If at any time the ratio at which LLC Units are exchangeable for shares of our Class A common stock changes from one-for-one as described under “Certain Relationships and Related Person Transactions — Exchange Agreement,” the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of Medley Management Inc.

Preferred Stock

No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by holders of our Class A or Class B common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;
•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized share of the class) or decrease (but not below the number of shares then outstanding);
•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•	the dates at which dividends, if any, will be payable;
•	the redemption rights and price or prices, if any, for shares of the series;
•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;
•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
•	restrictions on the issuance of shares of the same series or of any other class or series; and
•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our Class A common stock might believe to be in their best interests or in which the holders of our Class A common stock might receive a premium over the market price of the shares of Class A common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the shares of Class A common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock (we believe the position of the New York Stock Exchange is that the calculation in this latter case treats as outstanding shares issuable upon exchange of outstanding LLC Units not held by Medley Management Inc.). These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.

Stockholder Meetings

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. Our amended and restated bylaws provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of our board or the chief executive officer. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super majority voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. For any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Our amended and restated certificate of incorporation provides that the board of directors is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 80% or more of all of the outstanding shares of our capital stock entitled to vote.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not permit our Class A common stockholders to act by consent in writing unless such action is recommended by all directors then in office, but does permit our Class B common stockholders to act by consent in writing without requiring any such recommendation by the directors then in office.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a publicly-held Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder. These provisions generally prohibit or delay the accomplishment of mergers, assets or stock sales or other takeover or change-in-control attempts that are not approved by a company’s board of directors.

In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	On or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, Section 203 could have an anti-takeover effect with respect to certain transactions our board of directors does not approve in advance. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, Section 203 also could discourage attempts that might result in a premium over the market price for the shares held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of our company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf, to the fullest extent permitted by law, of our company, (2) action asserting a claim of breach of a fiduciary duty owed by any director or officer of our company to our company or our company’s stockholders, creditors or other constituents, (3) action asserting a claim against our company or any director or officer of our company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (4) action asserting a claim against our company or any director or officer of our company governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our Class A common stock will be             .

Listing

We intend to apply to have our Class A common stock approved for listing on the New York Stock Exchange under the symbol “MDLY.”

MATERIAL UNITED STATES FEDERAL INCOME AND
ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income and estate tax consequences to non-U.S. holders, defined below, of the purchase, ownership and disposition of shares of our Class A common stock as of the date hereof. Except where noted, this summary deals only with Class A common stock purchased in this offering that is held as a capital asset.

A “non-U.S. holder” means a beneficial owner of shares of our Class A common stock that, for United States federal income tax purposes, is not any of the following:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	any entity or arrangement treated as a partnership for United States federal income tax purposes;
•	an estate the income of which is subject to United States federal income taxation regardless of its source; or
•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions, as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local, alternative minimum or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances or any considerations relating to the Medicare tax on net investment income. In addition, this summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, financial institution, insurance company, tax-exempt organization, dealer in securities, broker, a person who purchases, holds or disposes of Class A common stock as part of a “straddle,” “hedge,” “conversion transaction,” “wash sale” or other risk-reduction or integrated transaction, “controlled foreign corporation,” “passive foreign investment company,” a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such a pass-through entity). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership for United States federal income tax purposes holds shares of our Class A common stock, the tax treatment of a partner thereof for United States federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common stock, you should consult your tax advisors.

Dividends

Dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) generally are not subject to this withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are generally subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our Class A common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding or withholding under the Foreign Account Tax Compliance Act, as discussed below, for dividends will be required (a) to complete the applicable IRS Form W-8 and to certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of shares of our Class A common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Class A Common Stock

Any gain realized by a non-U.S. holder on the disposition of our Class A common stock generally will not (subject to the discussion below regarding backup withholding and the Foreign Account Tax Compliance Act) be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);
•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or
•	our Class A common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our Class A common stock and, provided that our Class A common stock is regularly traded on an established securities market, the non-U.S. holder is treated as holding more than 5% of the Class A common stock outstanding at any time during the applicable period, for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point above will be subject to United States federal income tax in the same manner as if the non-U.S. holder were a United States person as defined in the Code. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses realized in the taxable year of the disposition, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

With respect to the third bullet above, we believe we are not, and do not anticipate that we will become, a United States real property holding corporation.

Information Reporting and Backup Withholding

We or a financial intermediary must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury on the applicable IRS Form W-8 that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of shares of our Class A common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies on the applicable IRS Form W-8 under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under legislation enacted in 2010 commonly referred to as the Foreign Account Tax Compliance Act and related administrative guidance, a 30% United States federal withholding tax may apply to any dividends paid after June 30, 2014, and the gross proceeds from a disposition of our Class A common stock occurring after December 31, 2016, in each case paid to (i) a “foreign financial institution” (as specifically defined in the legislation), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in the legislation) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. You should consult your own tax advisor regarding this legislation and whether it may be relevant to your ownership and disposition of our Class A common stock.

Federal Estate Tax

Class A common stock held or treated as held by an individual who is not a citizen or resident of the United States at the time of death (as specially defined for United States federal estate tax purposes) will be included in such individual’s gross estate for United States federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and, therefore, may be subject to United States federal estate tax.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our Class A common stock. We cannot predict the effect, if any, future sales of shares of Class A common stock, or the availability for future sale of shares of Class A common stock, will have on the market price of shares of our Class A common stock prevailing from time to time. The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock and could impair our future ability to raise capital through the sale of our equity or equity related securities at a time and price that we deem appropriate.

Currently, no shares of our Class A common stock are outstanding and 100 shares of our Class B common stock are outstanding, all of which are owned by Medley Group LLC.

Upon completion of this offering we will have a total of      shares of our Class A common stock outstanding (or      shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). All of these shares of Class A common stock will have been sold in this offering and will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of an issuer is a person that directly or indirectly controls, is controlled by or is under common control with that issuer.

In addition, subject to certain limitations and exceptions, pursuant to the terms of an exchange agreement we will enter into with our pre-IPO owners, holders of LLC Units may, from and after the first anniversary of the completion of this offering (subject to the terms of the exchange agreement), exchange LLC Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Upon consummation of this offering, our pre-IPO owners will hold      LLC Units, all of which will be exchangeable for shares of our Class A common stock. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we will enter into one or more registration rights agreements with our pre-IPO owners that will require us to register under the Securities Act these shares of Class A common stock. See “— Registration Rights” and “Certain Relationships and Related Person Transactions — Registration Rights Agreement.”

In addition,     shares of Class A common stock may be granted under our 2014 Omnibus Incentive Plan, including     shares issuable upon the exercise of restricted stock units that we intend to grant to our employees at the time of this offering. See “Management — Medley Management Inc. 2014 Omnibus Incentive Plan” and “— IPO Date Restricted Stock Unit Awards.” We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock issued under or covered by our 2014 Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares of Class A common stock registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover      shares of Class A common stock.

Our certificate of incorporation authorizes us to issue additional shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the DGCL and the provisions of our certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of Class A common stock. See “Description of Capital Stock.” Similarly, the limited liability company agreement of Medley LLC permits Medley LLC to issue an unlimited number of additional limited liability company interests of Medley LLC with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the LLC Units, and which may be exchangeable for shares of our Class A common stock.

Registration Rights

We will enter into one or more registration rights agreements with our pre-IPO owners pursuant to which we will grant them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock delivered in exchange for LLC Units or shares of Class A common stock (and other securities convertible into or exchangeable or exercisable for shares of Class A common stock) otherwise held by them. Securities registered under any such registration statement will be available for sale in the open market unless restrictions apply. In addition, Medley Group LLC, an entity wholly-owned by our pre-IPO owners, will have the right to request that we register the sale of shares of Class A common stock held by our pre-IPO owners an unlimited number of times and may require us to make available shelf registration statements permitting sales of shares of Class A common stock into the market from time to time over an extended period. Medley Group LLC will also have the ability to exercise certain piggyback registration rights in respect of shares of Class A common stock held by our pre-IPO owners in connection with registered offerings requested by other registration rights holders or initiated by us. See “Certain Relationships and Related Person Transactions — Registration Rights Agreement.”

Lock-Up Agreements

We have agreed, subject to enumerated exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus.

Our officers, directors and each of our pre-IPO owners has agreed, subject to enumerated exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of Class A common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of Class A common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of Class A common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of Class A common stock without complying with any of the requirements of Rule 144. In general, six months after the effective date of the registration statement of which this prospectus forms a part, under Rule 144, as currently in effect, our affiliates or persons selling shares of Class A common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of Class A common stock that does not exceed the greater of (1) 1% of the number of shares of Class A common stock then outstanding and (2) the average weekly trading volume of the shares of Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares of Class A common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

UNDERWRITING

We and the underwriters named below will enter into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC are the representatives of the underwriters.

Underwriters	Number of Shares of Class A Common Stock
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to purchase up to an additional      shares from the company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase      additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

The Company estimates that the total expenses of the offering to be borne by it, excluding underwriting discounts and commissions, will be approximately $    .

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $     per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our Class A common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list the Class A common stock on the New York Stock Exchange under the symbol “MDLY”. In order to meet one of the requirements for listing the Class A common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial owners.

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;
(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or
(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and
(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the shares of Class A common stock will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The balance sheet of Medley Management Inc. as of June 16, 2014 included in this prospectus and the registration statement of which this prospectus forms a part has been audited by McGladrey LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined and consolidated financial statements of Medley LLC and Medley GP Holdings LLC as of and for the years ended December 31, 2013 and 2012 included in this prospectus and the registration statement of which this prospectus forms a part have been audited by McGladrey LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and shares of our Class A common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. We intend to make available to our Class A common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Medley Management Inc.

We have audited the accompanying balance sheet of Medley Management Inc. (the “Company”) as of June 16, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Medley Management Inc. as of June 16, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP

New York, NY
June 20, 2014

Medley Management Inc.

Balance Sheet
As of June 16, 2014

Assets
Cash	$1
Stockholder’s Equity
Class A Common Stock, par value $0.01 per share, 1,000 shares authorized, none issued and outstanding	$—
Class B Common Stock, par value $0.01 per share, 1,000 shares authorized, 100 shares issued and outstanding	$1
Total Stockholder’s Equity	$1

See notes to Balance Sheet

Medley Management Inc.

Notes to Balance Sheet

1. ORGANIZATION

Medley Management Inc. (the “Corporation”) was incorporated as a Delaware corporation on June 13, 2014. Pursuant to a reorganization into a holding corporation structure, the Corporation will become a holding corporation and its sole assets are expected to be an equity interest in Medley LLC. The Corporation will be the managing member of Medley LLC and will operate and control all of the businesses and affairs of Medley LLC and, through Medley LLC and its subsidiaries, continue to conduct the business now conducted by these entities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Balance Sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, changes in stockholders’ equity and cash flows have not been presented in the financial statements because there have been no activities in this entity or because the single transaction is fully disclosed below.

3. STOCKHOLDER’S EQUITY

The Corporation is authorized to issue 1,000 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), and 1,000 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”). Under the Corporation’s certificate of incorporation in effect as of June 13, 2014, all shares of Class A Common Stock and Class B Common Stock are identical. In exchange for $1.00, the Corporation has issued 100 shares of Class B common stock, all of which were held by Medley Group LLC as of June 16, 2014.

Medley LLC and Medley GP Holdings LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Medley LLC and Medley GP Holdings LLC

We have audited the accompanying combined and consolidated balance sheets of Medley LLC and Medley GP Holdings LLC and subsidiaries (together, the “Company”) as of December 31, 2013 and 2012, and the related combined and consolidated statements of operations, changes in equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined and consolidated financial statements referred to above present fairly, in all material respects, the financial position of Medley LLC and Medley GP Holdings LLC and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP

New York, NY
June 20, 2014

Medley LLC and Medley GP Holdings LLC

Combined and Consolidated Balance Sheets
(Dollars in thousands)

	As of December 31,
	2013	2012
Assets
Cash and cash equivalents	$5,395	$1,292
Investments, at fair value	10,173	9,929
Management fees receivable	8,921	4,672
Performance fees receivable	3,339	928
Other assets	5,308	3,530
Assets of Consolidated Funds:
Cash and cash equivalents	60,355	74,133
Investments, at fair value	412,218	340,245
Interest and dividends receivable	2,804	2,918
Other assets	436	229
Total assets	$508,949	$437,876
Liabilities and equity
Loans payable	$27,990	$6,514
Accounts payable, accrued expenses and other liabilities	17,613	12,666
Performance fee compensation payable	16,225	10,858
Liabilities of Consolidated Funds:
Accounts payable, accrued expenses and other liabilities	1,160	902
Total liabilities	62,988	30,940
Commitments and contingencies
Non-controlling interest in Consolidated Funds	464,475	407,353
Non-controlling interest in consolidated subsidiaries	40	40
Members' (deficit) equity	(18,554)	(457)
Total equity	445,961	406,936
Total liabilities, non-controlling interests and equity	$508,949	$437,876

See notes to combined and consolidated financial statements

Medley LLC and Medley GP Holdings LLC

Combined and Consolidated Statements of Operations
(Dollars in thousands)

	For the Year Ended December 31,
	2013	2012
Revenues
Management fees	$36,446	$25,325
Performance fees	2,412	765
Other income and fees	5,011	2,152
Total revenues	43,869	28,242
Expenses
Compensation and benefits	13,712	11,477
Performance fee compensation	7,192	5,148
Consolidated Funds expenses	1,225	1,653
General, administrative and other expenses	12,655	9,679
Total expenses	34,784	27,957
Other income (expense)
Dividend income	886	245
Interest expense	(1,479)	(831)
Other income (expense)	(483)	(552)
Interest and other income of Consolidated Funds	49,912	36,335
Net realized loss on investments of Consolidated Funds	(16,080)	(1,600)
Net change in unrealized depreciation on investments of Consolidated Funds	(3,667)	(9,316)
Total other income (expense), net	29,089	24,281
Income before income taxes	38,174	24,566
Provision for income taxes	1,639	1,087
Net income	36,535	23,479
Less: Net income attributable to non-controlling interests in Consolidated Funds	12,898	11,561
Net income attributable to members	$23,637	$11,918

See notes to combined and consolidated financial statements

Medley LLC and Medley GP Holdings LLC

Combined and Consolidated Statements of Changes in Equity
(Dollars in thousands)

	Members' Equity (Deficit)	Non-controlling Interest in Consolidated Subsidiaries	Non-controlling Interest in Consolidated Funds	Total Equity
Balance at January 1, 2012	$6,296	$—	$259,019	$265,315
Contributions	—	40	201,433	201,473
Distributions	(18,671)	—	(64,538)	(83,209)
Deconsolidation of Consolidated Fund	—	—	(122)	(122)
Net income	11,918	—	11,561	23,479
Balance at December 31, 2012	(457)	40	407,353	406,936
Contributions	—	—	167,382	167,382
Distributions	(41,734)	—	(123,158)	(164,892)
Net income	23,637	—	12,898	36,535
Balance at December 31, 2013	$(18,554)	$40	$464,475	$445,961

See notes to combined and consolidated financial statements

Medley LLC and Medley GP Holdings LLC

Combined and Consolidated Statements of Cash Flows
(Dollars in thousands)

	For the Year Ended December 31,
	2013	2012
Cash flows from operating activities:
Net income	$36,535	$23,479
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash items included in net income:
Net change in unrealized appreciation on investments	(244)	(600)
Depreciation and amortization	276	270
Deferred tax benefit	(139)	(51)
Deferred rent	(289)	(88)
Accretion of debt discount	476	357
Operating adjustments related to Consolidated Funds:
Paid-in-kind interest income	(9,590)	(6,252)
Accretion of original issue discount	(1,438)	(1,136)
Net realized loss on investments	16,080	1,600
Net change in unrealized depreciation on investments	3,667	9,316
Cash flows due to changes in operating assets and liabilities:
Increase in management fee receivable	(4,249)	(2,461)
Increase in performance fee receivable	(2,412)	(765)
Increase in other assets	(1,006)	(701)
Decrease in accounts payable, accrued expenses and other liabilities	5,023	7,199
Increase in performance fee compensation payable	5,367	4,423
Cash flows due to changes in operating assets and liabilities of Consolidated Funds:
Change in cash and cash equivalents	13,778	(37,632)
Cost of investments purchased	(174,061)	(165,728)
Proceeds sales and repayments of investments	93,369	49,731
Change in interest and dividends receivable	114	(834)
Change in other assets	(14)	78
Change in accounts payable, accrued expenses and other liabilities	288	175
Net cash used in operating activities	(18,469)	(119,620)
Cash flows from investing activities
Investment in subsidiary	—	(10,000)
Purchase of fixed assets	(918)	(140)
Net cash used in investing activities	(918)	(10,140)
Cash flows from financing activities
Proceeds from issuance of debt obligations	21,000	10,000
Repayments of debt obligations	—	(3,000)
Distributions	(41,734)	(14,171)
Contribution from non-controlling interests in consolidated subsidiaries	—	40

See notes to combined and consolidated financial statements

Medley LLC and Medley GP Holdings LLC

Combined and Consolidated Statements of Cash Flows
(Dollars in thousands) — (continued)

	For the Year Ended December 31,
	2013	2012
Financing activities related to Consolidated Funds:
Contributions from non-controlling interest holders	167,382	201,433
Distributions to non-controlling interest holders	(123,158)	(64,538)
Deconsolidation of consolidated fund	—	(47)
Net cash provided by financing activities	23,490	129,717
Net increase (decrease) in cash and cash equivalents	4,103	(43)
Cash and cash equivalents, beginning of year	1,292	1,334
Cash and cash equivalents, end of year	$5,395	$1,292
Supplemental cash flow information:
Interest paid	$1,078	$401
Income taxes paid	1,577	859
Supplemental disclosure of non-cash investing activities:
Non-cash distribution to members	$—	$4,931
Non-cash contribution from Consolidated Funds	—	(431)
Non-cash debt	1,000	—

See notes to combined and consolidated financial statements

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

1. ORGANIZATION AND BASIS OF PRESENTATION

The accompanying combined and consolidated financial statements include the results of two affiliated entities, Medley LLC and Medley GP Holdings LLC and their wholly owned subsidiaries (collectively, “Medley”). These financial statements are presented on a combined and consolidated basis since there is no controlling financial interest present between or among the affiliated entities.

Medley provides investment management services to both public and private investment vehicles and serves as the general partner to various investment funds, which are generally organized as pass-through entities. Medley provides a range of credit related investment strategies and seeks to deliver attractive performance to a growing investor base that includes direct institutional relationships and a significant retail investor base across Medley’s publicly traded and non-traded funds. Medley is headquartered in New York and has an office in San Francisco.

Certain funds (individually “Consolidated Funds”, together with Medley, the “Company”) managed by Medley have been consolidated in the accompanying financial statements for the periods presented in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) as described in Note 2. Including the results of the Consolidated Funds significantly increases the reported amounts of the assets, liabilities, revenues, expenses and cash flows of the Company; however, the Consolidated Funds’ results included herein have no direct effect on the net income attributable to members or on total equity. The economic ownership interests of the investors in the Consolidated Funds are reflected as “Non-controlling interests in Consolidated Funds”, and as “Net income attributable to non-controlling interests in Consolidated Funds” in the accompanying combined and consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Company consolidates those entities where it has a direct and indirect controlling financial interest based on either a variable interest model or voting interest model. As such, the Company consolidates (a) entities in which it holds a majority voting interest or has majority ownership and control over the operational, financial and investing decisions of that entity, including affiliated funds, for which the Company is the general partner and is presumed to have control, and (b) entities that the Company concludes are variable interest entities (“VIEs”), for which the Company is deemed to be the primary beneficiary.

The Company holds variable interests in VIEs that are not consolidated because the Company is not the primary beneficiary. The accompanying combined and consolidated financial statements do not include VIEs.

With respect to the Consolidated Funds, which represent limited partnerships, the Company earns a fixed management fee based on committed capital, invested capital or a derivation thereof, or net asset value (“NAV”) and a performance fee based upon the investment returns in excess of a stated hurdle rate. Additionally, the Company, as the general partner, generally has operational discretion and control, and limited partners have no substantive rights to impact ongoing governance and operating activities of a fund, including the ability to remove the general partner or liquidate the partnership, also known as kick-out rights. As a result, a fund should be consolidated unless the Company has a less than significant level of equity at risk. To the extent that the Company’s equity at risk is less than significant in a given fund and it has no obligation to fund any future losses, a fund is typically considered a VIE. In these cases, a fund’s investors are generally deemed to be the primary beneficiaries, and the Company does not consolidate the fund. In cases where the Company’s equity at risk is deemed to be significant, a fund is generally not considered to be a VIE, and the Company will generally consolidate a fund unless the limited partners are granted substantive kick-out rights.

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

All intercompany transactions and balances have been eliminated in consolidation and net income not attributable to the Company has been allocated to non-controlling interests.

Basis of Accounting

The accompanying combined and consolidated financial statements are prepared in accordance with U.S. GAAP. Management has determined that the Company’s Consolidated Funds are investment companies under U.S. GAAP for the purposes of financial reporting. U.S. GAAP requires that investments held by an investment company be recorded at fair value and any unrealized appreciation (depreciation) in an investment’s fair value is recognized on a current basis in the combined and consolidated statements of operations. Additionally, the Consolidated Funds do not consolidate their majority-owned and controlled investments in portfolio companies. In the preparation of these combined and consolidated financial statements, the Company has retained the specialized accounting guidance for the Consolidated Funds under U.S. GAAP.

All of the investments held by the Consolidated Funds are presented at their estimated fair values in the Company’s combined and consolidated balance sheets. Interest income and interest expense of the Consolidated Funds are included in interest of Consolidated Funds in the Company’s combined and consolidated statements of operations.

Concentrations of Credit and Market Risk

In the normal course of business, the Company encounters significant credit and market risk. Credit risk is the risk of default on investments in debt securities, loans and derivatives that result from a borrower’s or derivative counterparty’s inability or unwillingness to make required or expected payments. Credit risk is increased in situations where the Company is investing in distressed assets or unsecured or subordinate loans or in securities that are a material part of its respective business. Market risk reflects changes in the value of investments due to changes in interest rates, credit spreads or other market factors.

The Company may make investments outside of the United States. These non-U.S. investments are subject to the same risks associated with U.S. investments as well as additional risks, such as fluctuations in foreign currency exchange rates, unexpected changes in regulatory requirements, heightened risk of political and economic instability, difficulties in managing the investments, potentially adverse tax consequences, and the burden of complying with a wide variety of foreign laws.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Management’s estimates are based on historical experience and other factors, including expectations of future events that management believes to be reasonable under the circumstances. These assumptions and estimates also require management to exercise judgment in the process of applying the Company’s accounting policies. Assumptions and estimates regarding the valuation of investments and their resulting impact on performance fees involve a higher degree of judgment and complexity and these assumptions and estimates may be significant to the combined and consolidated financial statements. Actual results could differ from these estimates and such differences could be material.

Indemnification

In the normal course of business, the Company enters into contractual agreements that provide general indemnifications against losses, costs, claims and liabilities arising from the performance of

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

individual obligations under such agreements. The Company has not experienced any prior claims or payments pursuant to such agreements. The Company’s individual maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on management’s experience, the Company expects the risk of loss to be remote.

Non-Controlling Interests in Consolidated Funds

Non-controlling interests in Consolidated Funds represent the component of equity in Consolidated Funds attributable to third-party investors. These interests are adjusted for general partner allocations and by subscriptions and redemptions in funds that occur during the reporting period. Non-controlling interests related to Consolidated Funds may be subject to quarterly redemption by investors in these funds following the expiration of a specified period of time.

Cash and Cash Equivalents

Cash and cash equivalents for the Company include liquid investments in money market funds and demand deposits. The Company had cash balances with financial institutions in excess of Federal Deposit Insurance Corporation insured limits during 2013 and 2012. The Company monitors the credit standing of these financial institutions and has not experienced, and has no expectations of experiencing any losses with respect to such balances.

Investments

Investments include (a) equity method investments that are not consolidated but in which the Company exerts significant influence, and (b) investments held by the Consolidated Funds. Medley measures the fair value of its equity method investments that do not have a readily determinable fair value at net asset value or market value, in accordance with the guidance of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic (“ASC”) ASC 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). Unrealized appreciation (depreciation) resulting from changes in fair value of the equity method investees is reflected as a component of dividend and other income in the combined and consolidated statements of operations.

The Consolidated Funds reflect their investments at fair value. The Company has retained the specialized investment company accounting guidance under U.S. GAAP for the investments. Thus, the investments are reflected in the combined and consolidated balance sheets at fair value, with unrealized appreciation (depreciation) resulting from changes in fair value reflected as a component of net change in unrealized appreciation (depreciation) on investments of Consolidated Funds in the combined and consolidated statements of operations. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (i.e., the exit price).

Fair Value Measurements

The Consolidated Fund’s apply fair value accounting to all of its financial instruments in accordance with ASC 820 — Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework used to measure fair value and requires disclosures for fair value measurements. In accordance with ASC 820, the Consolidated Funds have categorized their financial instruments carried at fair value, based on the priority of the valuation technique, into a three-level fair value hierarchy as discussed in Note 4. Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity specific measure. Therefore, when market assumptions are not readily available, the Consolidated Funds’ own assumptions are set to reflect those that management believes market participants would use in pricing the financial instrument at the measurement date.

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Investments for which market quotations are readily available are valued at such market quotations, which are generally obtained from an independent pricing service or multiple broker-dealers or market makers. The Company weights the use of third-party broker quotes, if any, in determining fair value based on the Company’s understanding of the level of actual transactions used by the broker to develop the quote and whether the quote was an indicative price or binding offer. However, debt investments with remaining maturities within 60 days that are not credit impaired are valued at cost plus accreted discount, or minus amortized premium, which approximates fair value. Investments for which market quotations are not readily available are valued at fair value as determined by the Company based upon inputs by third-party valuation firms. Because these investments are illiquid and because there may not be any directly comparable companies whose financial instruments have observable market values, these loans are valued using a fundamental valuation methodology, consistent with traditional asset pricing standards, that is objective and consistently applied across all loans and through time.

The Consolidated Funds use third-party valuation firms to assist in the valuation of its portfolio investments. The valuation reports generated by the third-party valuation firms consider the evaluation of financing and sale transactions with third parties, expected cash flows and market-based information, including comparable transactions, performance multiples, and movement in yields of debt instruments, among other factors. Based on market data obtained from the third-party valuation firms, the Consolidated Funds use a combined market yield analysis and an enterprise model of valuation. In applying the market yield analysis, the value of the Consolidated Funds’ loans is determined based upon inputs such as the coupon rate, current market yield, interest rate spreads of similar securities, the stated value of the loan, and the length to maturity. In applying the enterprise model, the Consolidated Funds use a waterfall analysis that takes into account the specific capital structure of the borrower and the related seniority of the instruments within the borrower’s capital structure into consideration. To estimate the enterprise value of the portfolio company, some or all of the traditional market valuation methods and factors are weighted based on the individual circumstances of the portfolio company in order to estimate the enterprise value. The methodologies for performing investments may be based on, among other things: valuations of comparable public companies, recent sales of private and public comparable companies, discounting the forecasted cash flows of the portfolio company, third-party valuations of the portfolio company, considering offers from third parties to buy the company, estimating the value to potential strategic buyers and considering the value of recent investments in the equity securities of the portfolio company. For non-performing investments, the Company may estimate the liquidation or collateral value of the portfolio company’s assets and liabilities using an expected recovery model. The Company may estimate the fair value of warrants based on a model such as the Black-Scholes model or simulation models or a combination thereof.

A multi-step valuation process is undertaken each quarter when valuing portfolio investments for which market quotations are not readily available, as described below:

•	The quarterly valuation process begins with each portfolio investment being initially valued by the Company’s internal valuation team;
•	An independent valuation firm engaged by the Consolidated Funds’ prepares an independent valuation report for approximately one third of the portfolio investments each quarter on a rotating quarterly basis on non-fiscal year-end quarters, such that each of these investments will be valued by independent valuation firms at least twice per annum when combined with the fiscal year-end review of all the investments by independent valuation firms; and

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

•	Preliminary valuation conclusions are then documented and discussed with senior management.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Consolidated Funds’ investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.

Property and Equipment

Property and equipment consist of furniture, fixtures, equipment, and leasehold improvements and are recorded at cost, less accumulated depreciation and amortization.

The Company calculates depreciation expense for furniture, fixtures, and equipment using the straight-line method over the estimated useful life used for the respective assets, which generally range from three to seven years. Amortization of leasehold improvements is provided on a straight-line basis over the shorter of the remaining term of the underlying lease or estimated useful life of the improvement. Useful lives of leasehold improvements range from four to sixteen years. For the years ended December 31, 2013 and 2012, depreciation and amortization expense was $0.3 million for each of the years then ended.

Deferred Financing Costs

Direct and incremental costs incurred in connection with securing debt financing are deferred and are amortized as additional interest expense using the effective interest method over the term of the related debt. As of December 31, 2013, the Company had deferred approximately $0.3 million, of direct and incremental financing costs associated with securing debt financing.

Revenues

Management Fees

The Company provides investment management services to both public and private investment vehicles. Management fees include both base management fees, other management fees, as well as Part I incentive fees, as described below.

Base management fees are calculated based on either (a) the average or ending gross assets balance for the relevant period, (b) limited partners’ capital commitments to the funds, (c) invested capital, or (d) the net asset value of certain funds. For the private funds, the Company will receive base management fees during a specified period of time, which is generally ten years from the initial closing date. However, such termination date may be earlier in certain limited circumstances or later if extended for successive one-year periods, typically up to a maximum of two years. Depending upon the contracted terms of the investment management agreement, management fees are paid either quarterly in advance, or quarterly in arrears, and are recognized as earned over the subsequent period the services are provided.

Certain management agreements provide for the Company to receive other management fee revenue derived from up front origination fees paid by the portfolio companies of the Consolidated Funds. These fees are recognized when the Company becomes entitled to such fees.

Certain management agreements also provide for the Company to receive Part I incentive fee revenue derived from net interest income (excluding gains and losses) above a hurdle rate. These fees are not subject to repayment, clawbacks or netting against realized losses. Depending upon the contracted terms of the investment management agreement, Part I are paid either quarterly in advance, or quarterly in arrears, and are recognized as earned over the subsequent period the services are provided.

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Performance Fees

Performance fees consist principally of the allocation of profits from certain funds to which the Company provides management services. The Company is generally entitled to an allocation of income as a performance fee after returning the invested capital plus a specified preferred return as set forth in each respective agreement. The Company recognizes revenues attributable to performance fees based upon the amount that would be due pursuant to the fund partnership agreement at each period end as if the funds were terminated at that date. Accordingly, the amount recognized reflects the Company’s share of the gains and losses of the associated funds’ underlying investments measured at their current fair values. Performance fees are realized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of the preferred return as set forth in the respective agreement. Performance fees recognized in prior periods may be required to be returned by the Company in future periods if the funds’ investment values decline below certain levels. When the fair value of a fund’s investments falls below certain return hurdles, previously recognized performance fees are reversed. Each fund is considered separately in this regard and, for a given fund, performance fees can never be negative over the life of a fund. If upon a hypothetical liquidation of a fund’s investments at their then current fair values previously recognized and distributed performance fees would be required to be returned, a liability is established for the potential clawback obligation. As of December 31, 2013, and 2012, no amounts have been accrued for clawback obligations.

Other Income and Fees

The Company provides administrative services to certain affiliated funds and is reimbursed for direct and allocated expenses incurred in providing such administrative services, as set forth in the respective agreement. These fees are recognized as revenue in the period administrative services are rendered.

Included in other income and fees are reimbursements received by the Company from Sierra Income Corporation (“SIC”) under an investment advisory agreement. Expenses incurred by the Company under this agreement are recorded within general, administrative, and other expenses in the combined and consolidated statements of operations. For additional information on these reimbursements, refer to Note 9.

Performance Fee Compensation

The Company has issued profit interests in certain subsidiaries to selected employees. These profit-sharing arrangements are accounted for under ASC 710, Compensation — General, which requires compensation expense to be measured at fair value at the grant date and expensed over the vesting period, which is usually the period over which service is provided. The fair value of the profit interests are re-measured at each balance sheet date and adjusted for changes in estimates of cash flows and vesting percentages. The impact of such changes is recorded in the combined and consolidated statements of operations as an adjustment to performance fee compensation.

Income Taxes

No provision has been made for U.S. federal income taxes in the accompanying combined and consolidated financial statements since the Company is a group of pass-through entities for U.S. income tax purposes and its profits and losses are allocated to the partners who are individually responsible for reporting such amounts. Based on applicable state and local tax laws, the Company records a provision for income taxes for certain entities. Tax positions taken by the Company are subject to periodic audit by U.S. state and local taxing authorities.

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Company accounts for income taxes using the asset and liability approach, which requires the recognition of tax benefits or expenses for temporary differences between the financial reporting and tax bases of assets and liabilities. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company also recognizes a tax benefit from uncertain tax positions only if it is “more likely than not” that the position is sustainable based on its technical merits. The Company’s policy is to recognize interest and penalties on uncertain tax positions as a component of income tax expense.

The Company analyzes its tax filing positions in all of the U.S. federal, state, local and foreign tax jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. If, based on this analysis, the Company determines that uncertainties in tax positions exist, a liability is established. The Company recognizes accrued interest and penalties related to uncertain tax positions as a component of the provision for income taxes within the combined and consolidated statements of operations.

Leases

Certain lease agreements contain escalating payments and rent holiday periods. The related rent expense is recorded on a straight-line basis over the length of the lease term. The difference between rent expense and rent paid is recorded as deferred rent. Leasehold improvements made by the lessee and funded by landlord allowances or other incentives are also recorded as deferred rent and are amortized as a reduction in rent expense over the term of the lease. Deferred rent is included as a component of accounts payable, accrued expenses and other liabilities on the combined and consolidated balance sheets.

Recent Accounting Pronouncements

In December 2011, the FASB amended its guidance for offsetting financial instruments. The amended guidance, included in Accounting Standards Update 2011-11, Balance Sheet Disclosures about Offsetting Assets and Liabilities, is effective for the Company for its annual reporting periods beginning on or after January 1, 2013. The amended guidance requires additional disclosure about netting arrangements to enable financial statement users to evaluate the effect or potential effect of such arrangements on an entity’s financial position. The adoption of this guidance did not have a material impact on the Company’s combined and consolidated financial statements.

In June 2013, the FASB issued guidance to clarify the characteristics of an investment company and to provide guidance for assessing whether an entity is an investment company. Consistent with existing guidance for investment companies, all investments are to be measured at fair value including non-controlling ownership interests in other investment companies. There are no changes to the current requirements relating to the retention of specialized accounting in the consolidated financial statements of a non-investment company parent. The guidance is effective for interim and annual periods beginning after December 15, 2013 and early application is prohibited. The Company does not expect the adoption of this guidance to have a material impact on the Company’s combined and consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The amendments are effective for interim and annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact, if any, that this ASU will have on its combined on consolidated financial statements.

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

3. INVESTMENTS

The composition of investments is as follows:

	December 31,
	2013	2012
	(Dollars in thousands)
Equity method investment, at fair value	$10,173	$9,929
Investments of Consolidated Funds, at fair value	412,218	340,245
Total Investments	$422,391	$350,174

Equity Method Investments, at Fair Value

The Company made an investment in SIC, a non-diversified closed-end management investment company that commenced operations in April 2012. At such time, the Company owned 100% of the outstanding shares of SIC, and accordingly, consolidated the entity. In December 2012, outside investors purchased additional shares in SIC, which diluted the Company’s ownership in the voting interest entity to 48.2%. As a result, the Company no longer had a controlling interest in SIC and it deconsolidated the entity in accordance with ASC 810-10, Consolidation-Overall, and recognized no gain or loss on its investment. Due to SIC’s deconsolidation at December 31, 2012, its income and expenses are included in the Company’s combined and consolidated statement of operations for the twelve months ended December 31, 2012, while its assets and liabilities are recorded in investments, at fair value on the Company’s combined and consolidated balance sheet. Since the Company has significant influence over SIC, at December 31, 2012, the Company accounted for its investment in SIC under the equity method, at its ownership percentage of SIC’s reported net asset value.

In January 2011, the Company purchased 375,000 shares of Medley Capital Corporation (“MCC”), an entity in which it had significant influence. In June 2012, the Company made an in-kind distribution of 100% of the shares of MCC to its members.

Medley measures its equity method investments, at net asset value or at market value, in accordance with the guidance of ASC 2009-12. Total unrealized appreciation (depreciation) recorded for the Company’s equity method investments is included in other income (expense) in the combined and consolidated statements of operations.

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

3. INVESTMENTS  – (continued)

Investments of Consolidated Funds

The following table presents a summary of the investments held by the Consolidated Funds and as a percentage of total investments of Consolidated Funds.

	Fair Value		Percentage of Investments of Consolidated Funds
	December 31,		December 31,
	2013	2012	2013	2012
	(Dollars in thousands)
Geographic Region/Investment Type/Industry Description:
North America:
Senior secured loans and notes:
Banking	$28,853	19,000	7.0%	5.6%
Business Services	14,370	24,941	3.5%	7.3%
Consumer Goods	16,871	8,830	4.1%	2.6%
Financial Services	20,806	22,662	5.0%	6.7%
Food Products	—	15,371	0.0%	4.5%
Healthcare and Wellness	18,575	19,218	4.5%	5.6%
Insurance	6,456	10,475	1.6%	3.1%
Manufacturing	1,847	2,131	0.4%	0.6%
Media and Entertainment Services	33,815	23,312	8.2%	6.9%
Medical Transcription Services	14,235	—	3.4%	0.0%
Oil and Gas/Energy	31,168	32,725	7.6%	9.6%
Packaging	7,000	—	1.7%	0.0%
Personal and Nondurable Consumer Products	44,040	10,000	10.7%	2.9%
Personal Services	14,000	13,841	3.4%	4.1%
Real Estate	44,674	16,728	10.8%	4.9%
Retail and Commercial Kitchen Appliances	13,000	22,552	3.2%	6.6%
Telecommunications	—	3,072	0.0%	0.9%
Structured Finance Securities	49,326	36,293	12.0%	10.7%
Vehicle Service Contracts	17,110	16,493	4.2%	4.8%
Other	799	1,250	0.2%	0.4%
Total senior secured loans and notes (cost of $394,479 and $308,230 at December 31, 2013 and 2012, respectively)	$376,945	$298,894	91.5%	87.8%
South America:
Senior secured loans and notes:
Energy	$2,922	$5,677	0.7%	1.7%
Financial Services	2,314	3,469	0.6%	1.0%
Total senior secured loans and notes (cost of $12,932 and $13,386 at December 31, 2013 and 2012, respectively)	$5,236	$9,146	1.3%	2.7%
Asia:
Tangible assets (cost of $1,373 and $2,173 at December 31, 2013 and 2012, respectively)	$1,376	$2,176	0.3%	0.6%

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

3. INVESTMENTS  – (continued)

	Fair Value		Percentage of Investments of Consolidated Funds
	December 31,		December 31,
	2013	2012	2013	2012
	(Dollars in thousands)
Geographic Region/Investment Type/Industry Description:
North America:
Equity interests in limited liability companies:
Banking	$3,646	$2,300	0.9%	0.7%
Financial Services	—	105	0.0%	0.1%
Telecommunications	968	—	0.2%	0.0%
Oil and Gas	565	—	0.1%	0.0%
Packaging/Manufacturing	2,896	5,135	0.7%	1.5%
Real Estate	10,549	7,250	2.6%	2.1%
Total equity interest in limited liability companies (cost of $16,904 and $23,164 at December 31, 2013 and 2012, respectively)	$18,624	$14,790	4.5%	4.4%
Common stock: (cost of $8,755 and $9,616 at December 31, 2013 and 2012, respectively)	2,038	6,756	0.5%	2.0%
Preferred stock: (cost of $10,444 and $13,061 at December 31, 2013 and 2012, respectively)	362	1,855	0.1%	0.5%
Warrants:
Healthcare and Wellness	1,115	792	0.3%	0.2%
Media and Entertainment Services	—	714	0.0%	0.2%
Medical Transcription Services	15	—	0.0%	0.0%
Oil and Gas	—	182	0.0%	0.1%
Real Estate	540	—	0.1%	0.0%
Retail and Commercial Kitchen Appliances	1,318	806	0.3%	0.2%
Structured Finance Securities	2,639	630	0.6%	0.2%
Vehicle Service Contracts	588	520	0.2%	0.2%
Total warrants (cost of $1,484 and $1,157 at December 31, 2013 and 2012, respectively)	6,215	3,644	1.5%	1.1%
Total equity securities: (cost of $20,683 and $23,834 at December 31, 2013 and 2012, respectively)	$8,615	$12,255	2.1%	3.6%
Tangible assets: (cost of $1,385 and $1,385 at December 31, 2013 and 2012, respectively)	$1,422	$2,984	0.3%	0.9%
Total investments of Consolidated Funds (cost of $447,756 and $372,172 and December 31, 2013 and 2012, respectively)	$412,218	$340,245	100.0%	100.0%

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

4. FAIR VALUE MEASUREMENTS

The Company follows ASC 820 for measuring the fair value of portfolio investments. Fair value is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation models involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company’s fair value analysis includes an analysis of the value of any unfunded loan commitments. Financial investments recorded at fair value in the consolidated financial statements are categorized for disclosure purposes based upon the level of judgment associated with the inputs used to measure their value. The valuation hierarchical levels are based upon the transparency of the inputs to the valuation of the investment as of the measurement date. The fair value hierarchy consists of the following tiers:

Level I — Valuations based on quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II — Valuations based on inputs other than quoted prices in active markets included in Level I, which are either directly or indirectly observable at the measurement date. This category includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in non-active markets including actionable bids from third parties for privately held assets or liabilities, and observable inputs other than quoted prices such as yield curves and forward currency rates that are entered directly into valuation models to determine the value of derivatives or other assets or liabilities.

Level III — Valuations based on inputs that are unobservable and where there is little, if any, market activity at the measurement date. The inputs for the determination of fair value may require significant management judgment or estimation and is based upon management’s assessment of the assumptions that market participants would use in pricing the assets or liabilities.

Fair Value Measurement on a Recurring Basis

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument.

In addition to using the above inputs in investment valuations, the Company continues to employ a valuation policy that is consistent with ASC 820 (Note 2). Consistent with the Company’s valuation policy, management evaluates the source of inputs, including any markets in which the investments are trading, in determining fair value.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.

The Company’s investments in its equity method investees are valued based on its proportionate share of the net assets of the underlying fund based on the most recent available information which is typically a lag of up to 90 days. The terms of the investments generally preclude the ability to redeem the investment. Distributions from these investments will be received as the underlying assets in the funds are liquidated, the timing of which cannot be readily determined.

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

4. FAIR VALUE MEASUREMENTS  – (continued)

The following tables present the fair value measurements of the Consolidated Funds’ investments, by major class according to the fair value hierarchy:

	At December 31, 2013
	Level I	Level II	Level III	Total
	(Dollars in thousands)
Assets
Senior secured loans and notes	$—	$—	$382,181	$382,181
Equity interests in LLCs	—	—	18,624	18,624
Equity securities	105	95	8,415	8,615
Tangible assets	—	—	2,798	2,798
Equity method investment	—	—	10,173	10,173
Total	$105	$95	$422,191	$422,391

	At December 31, 2012
	Level I	Level II	Level III	Total
	(Dollars in thousands)
Assets
Senior secured loans and notes	$—	$—	$308,040	$308,040
Equity interests in LLCs	—	—	14,790	14,790
Equity securities	—	343	11,912	12,255
Tangible assets	—	—	5,160	5,160
Equity method investment	—	—	9,929	9,929
Total	$—	$343	$349,831	$350,174

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications impacting Level III of the fair value hierarchy are reported as transfers in or out or the Level III category as of the beginning of the quarter in which the reclassifications occur.

There were no transfers between any levels in the fair value hierarchy during the years ended December 31, 2013 and 2012.

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

4. FAIR VALUE MEASUREMENTS  – (continued)

The following tables provide a reconciliation of the beginning and ending balances for the Consolidated Funds’ Level III investments and the Company’s investment in their equity method investees:

	Financial Assets for the Year Ended December 31, 2013
	Investments of Consolidated Funds				Equity Method Investment	Total
	Senior Secured Loans and Notes	Equity Interests in LLCs	Equity Securities	Tangible Assets
	(Dollars in thousands)
Balance, beginning of year	$308,040	$14,790	$11,912	$5,160	$9,929	$349,831
Amortization	1,438	—	—	—	—	1,438
Paid-in-kind interest income	9,500	—	—	—	—	9,500
Purchases	170,914	2,727	391	—	—	174,032
Sales and settlements	(89,599)	(105)	(2,865)	(800)	—	(93,369)
Realized and unrealized appreciation (depreciation), net	(18,112)	1,212	(1,023)	(1,562)	244	(19,241)
Balance, end of year	$382,181	$18,624	$8,415	$2,798	$10,173	$422,191
Changes in unrealized (gains) losses included in earnings related to financial assets still held at the reporting date	$(15,751)	$2,739	$(972)	$(2,361)	$244	$(16,101)

	Financial Assets for the Year Ended December 31, 2012
	Investments of Consolidated Funds				Equity Method Investment	Total
	Senior Secured Loans and Notes	Equity Interests in LLCs	Equity Securities	Tangible Assets
	(Dollars in thousands)
Balance, beginning of year	$193,788	$10,832	$16,534	$5,712	$—	$226,866
Amortization	1,136	—	—	—	—	1,136
Paid-in-kind interest income	6,252	—	—	—	—	6,252
Purchases	154,561	9,057	2,110	—	10,000	175,728
Sales and settlements	(41,063)	(1,048)	(6,867)	(816)	—	(49,794)
Realized and unrealized appreciation (depreciation), net	(6,634)	(4,051)	135	264	(71)	(10,357)
Balance, end of year	$308,040	$14,790	$11,912	$5,160	$9,929	$349,831
Changes in unrealized (gains) losses included in earnings related to financial assets still held at the reporting date	$(7,865)	$(2,773)	$89	$(552)	$(71)	$(11,172)

Total realized and unrealized appreciation (depreciation) recorded for the Consolidated Funds’ Level III investments is included in net realized gain (loss) on investments of Consolidated Funds and net change in unrealized appreciation (depreciation) on investments of Consolidated Funds in the combined and consolidated statements of operations, respectively.

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

4. FAIR VALUE MEASUREMENTS  – (continued)

The following tables summarize the quantitative inputs and assumptions used for the Consolidated Funds’ Level III inputs and the Company’s investment in their equity method investees:

Assets	Fair Value at December 31, 2013	Valuation Technique(s)	Unobservable input	Range		Weighted Average
				Minimum	Maximum
	(Dollars in thousands)
Senior Secured Loans	$386	Sales Comparison Approach	Price per ton	$0.25	$1.00	$0.63
	1,487	Market Approach	Price per acre	$8,750	$42,396	$25,573
	2,169	Market Approach	Price per room	$32,038	$71,429	$51,734
			Price per unit	$152,507	$417,016	$284,762
			Discount-lack of marketability	25.0%	35.0%	30.0%
	7,362	Income Approach (DCF)	Discount rate	12.0%	17.4%	14.7%
	349,635	Income Approach (DCF)	Market yield	9.0%	20.2%	13.7%
	14,370	Market Approach (Guideline Comparable)	EBITDA multiple	6.0x	6.0x	6.0x
	1,871	Enterprise valuation analysis	Liquidation proceeds	$205.8M	$205.8M	$205.8M
	25	Income Approach (DCF)	Market yield	14.2%	14.2%	14.2%
	335	Current Value	LTM Revenue multiple	1.50x	1.75x	1.63x
	412	Guideline Comparable	Forward EBITDA multiple	3.75x	3.75x	3.75x
	1,109	Guideline Comparable	LTM EBITDA multiple	5.25x	5.25x	5.25x
		Guideline Comparable	LTM Revenue multiple	0.6x	0.6x	0.6x
	1,000	Cost Approach	Expected proceeds	$10,000,000	$10,000,000	$10,000,000
	1,609	Liquidation Approach	Asset coverage	$16,095,312	$16,095,312	$16,095,312
Equity Interests in LLCs	2,313	Income Approach (DCF)	Discount rate	16.5%	16.5%	16.5%
		Income Approach (DCF)	Long term growth rate	1.5%	1.5%	1.5%
	3,646	Market Approach (Guideline Comparable)	Investment portfolio multiple	1.0x	1.0x	1.0x
	11,698	Cost approach	N/A	N/A	N/A	N/A
	968	Backsolve Methodology	N/A	N/A	N/A	N/A
Equity Securities	411	Income Approach (DCF)	Discount rate	12.0%	50.0%	15.9%
	154	Market Approach (Guideline	LTM EBITDA multiple	11.5x	11.5x	11.5x
		Comparable)	LTM revenue multiple	1.5x	1.5x	1.5x
	964	Market Approach (Current Value)	Revenue multiple	1.6x	1.6x	1.6x
		Market Approach (Current Value)	Price per ton	$148	$148	$148
	720	Income Approach (DCF)	Discount rate	30.0%	30.0%	30.0%
	362	Guideline Comparable	LTM revenue multiple	5.3x	5.3x	5.3x
	3,561	Market Approach (Guideline Comparable)	EBITDA multiple	3.5x	7.5x	6.1x
	2,639	Option Model	Volatility	47.9%	47.9%	47.9%
	15	Cost Approach	N/A	N/A	N/A	N/A
Tangible Assets	1,421	Market Approach	Appraisal of assets	$100,000	$3,700,000	$1,900,000

	1,376	Sales Comparison Approach	Price per square meter	CNY 6,716	CNY 6,716	CNY 6,716
Equity method investment	10,173	Net Asset Value of Underlying Fund	N/A	N/A	N/A	N/A
	$422,191

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

4. FAIR VALUE MEASUREMENTS  – (continued)

Assets	Fair Value at December 31, 2012	Valuation Technique(s)	Unobservable input	Range		Weighted Average
				Minimum	Maximum
	(Dollars in thousands)
Senior Secured Loan	$400	Sales Comparison Approach	Price per ton	$0.25	$1.00	$0.63
	1,420	Sales Comparison Approach	Price per acre	$8,460	$41,178	$24,819
	2,169	Sales Comparison Approach	Price per room	$31,901	$53,050	$42,476
			Price per unit	$125,528	$249,542	$187,535
	2,213	Guideline Comparable	NTM EBITDA multiple	9.0x	9.0x	9.0x
		Guideline Comparable	LTM EBITDA multiple	13.0x	13.0x	13.0x
	2,311	Guideline Comparable	LTM Revenue multiple	0.8x	0.8x	0.8x
	2,210	Cost Approach	Expected proceeds	N/A	N/A	N/A
	100	Cost Approach	EV coverage	N/A	N/A	N/A
	100	Market Approach	Precedent transaction	$1,000,000	$1,000,000	$1,000,000
	813	Liquidation Approach	Asset coverage	$1,444,805	$2,800,000	$2,122,403
	12,607	Income Approach (DCF)	Discount rate	12.0%	30.0%	14.2%
	283,697	Market approach	Market yield	10.5%	21.0%	15.1%
Equity Interests in LLCs	5,135	Income Approach (DCF)	Discount rate	16.5%	16.5%	16.5%
		Income Approach (DCF)	Long term growth rate	1.5%	1.5%	1.5%
	2,300	Enterprise valuation analysis	Investment portfolio multiple	1.03x	1.03x	1.03x
Equity Securities	2,731	Guideline Comparable	NTM revenue	3.2x	3.2x	3.2x
	152	Market Approach (Guideline Comparable)	LTM EBITDA multiple	1.5x	1.5x	1.5x
			LTM revenue multiple	0.8x	0.8x	0.8x
	1,940	Market Approach (Current Value)	Revenue multiple	1.6x	1.6x	1.6x
		Market Approach (Current Value)	Price per ton	148.0x	148.0x	148.0x
	105	Cost Approach	Expected proceeds	N/A	N/A	N/A
	7,250	Cost Approach	Appraisal of assets	$7,250	$7,250	$7,250
	1,590	Income Approach (DCF)	Discount rate	0.3x	0.3x	0.3x
	1,855	Guideline Comparable	LTM revenue multiple	0.8x	0.8x	0.8x
	3,014	Enterprise valuation analysis	EBITDA multiple	3.6x	6.9x	5.3x
	630	Option pricing model	Stock price	$0.00	$0.35	$0.35 per warrant
Tangible Assets	2,984	Market Approach	Appraisal of assets	$20,000	$4,800,000	$2,410,000
	2,176	Sales Comparison Approach	Price per square meter	CNY 6,334	CNY 6,334	CNY 6,334
Equity method investment	9,929	Net Asset Value of Underlying Fund	N/A	N/A	N/A	N/A
	$349,831

The significant unobservable inputs used in the fair value measurement of the Consolidated Funds’ investments in senior secured loans include price per ton, price per acre, price per room, price per unit, discount due to lack of marketability, discount rate, market yield, earnings before interest, tax, depreciation and amortization (“EBITDA”) and revenue multiples, expected proceeds, and asset coverage. Significant increases or decreases in discount rates, market yields, EBITDA multiples in isolation would result in a significantly higher or lower fair value measurement.

The significant unobservable inputs used in the fair value measurement of the Consolidated Fund’s investments in equity interests in LLCs include discount rates, long term growth rates, and portfolio multiples. Significant increases or decreases in discount rates, growth rates and portfolio multiples would result in lower or higher fair value measurements.

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

4. FAIR VALUE MEASUREMENTS  – (continued)

The significant unobservable inputs used in the fair value measurement of the Consolidated Funds’ investments in equity securities include revenue, earnings before interest, tax, depreciation and amortization (“EBITDA”) and revenue multiples, price per ton, expected proceeds, discount rates, and stock price valuation. Significant increases or decreases in these factors would result in a significantly higher or lower fair value measurement.

The significant unobservable inputs used in the fair value measurement of the Consolidated Funds’ investments in tangible asset appraisals, and price per square foot. Significant increases or decreases in these factors would result in a significantly higher or lower fair value measurement.

5. OTHER ASSETS

The components of other assets are as follows:

	December 31,
	2013	2012
	(Dollars in thousands)
Other Assets of Medley
Security deposits	$1,218	$1,144
Property and equipment, net of accumulated depreciation of $1,351 and $1,075, respectively	1,247	605
Administrative fees receivable (Note 9)	1,640	898
Deferred tax assets	634	310
Deferred financing costs	337	—
Due from affiliates (Note 9)	224	374
Other	8	199
Total other assets of Medley	5,308	3,530
Other Assets from Consolidated Funds
Other receivables	436	229
Total other assets	$5,744	$3,759

6. LOANS PAYABLE

The Company’s loans outstanding consist of the following:

	At December 31,
	2013	2012
	(Dollars in thousands)
	Loans Outstanding	Loans Outstanding
CNB credit agreement:
Term loan	$15,000	$—
Revolving credit facility	3,000	—
Co-invest term loan	2,000	—
Non-recourse promissory notes, net of unamortized discount of $3,010 and $3,486, respectively	7,990	6,514
FRB revolving credit facility	—	—
Total Loans payable	$27,990	$6,514

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

6. LOANS PAYABLE  – (continued)

CNB Credit Agreement

In December 2013, the Company entered into a credit agreement (the “Credit Agreement”) with City National Bank (“CNB”), under which it borrowed $15 million in a term loan, $2 million in a co-invest term loan, and $3 million under a revolving credit facility. The proceeds from these loans were primarily used to purchase membership interests from a former Medley member.

The principal amounts outstanding under the Credit Agreement, accrue interest, at the option of the Borrower, either (a) at a Base Rate (as defined in the Credit Agreement) plus an applicable margin not to exceed 1.5%, or (b) at LIBOR plus an applicable margin not to exceed 3.25%. The interest rate was 3.44% at December 31, 2013. The Company pledged substantially all of its assets as collateral for the borrowings under the Credit Agreement. The term loan matures in December 2018, the co-invest term loan matures in December 2016, and the revolving credit facility matures in December 2015. The Company may prepay the loans in whole or in part at any time without penalty.

The Credit Agreement contains financial debt covenants that require the Company to maintain the following: (a) a minimum level of Assets Under Management (b) a fixed charge coverage ratio, and (c) a ratio of total outstanding debt to EBITDA. Non-compliance with any of the financial or nonfinancial covenants without cure or waiver would constitute an event of default under the Credit Agreement. An event of default resulting from a breach of certain financial or nonfinancial covenants may result, at the option of the lenders, in an acceleration of the principal and interest outstanding, and a termination of the Credit Agreement. The Credit Agreement also contains other customary events of default, including defaults based on events of bankruptcy and insolvency, dissolution, nonpayment of principal, interest or fees when due, breach of specified covenants, change in control and material inaccuracy of representations and warranties. There were no events of default under the Credit Agreement as of December 31, 2013.

At December 31, 2013, $20.0 million was outstanding under the Credit Facility including (a) a $15.0 million term loan, (b) a $3.0 million revolver, and (c) a $2.0 million co-invest term loan. The term loan requires repayments of an initial payment of $0.625 million for the quarter beginning April 1, 2014, and equal quarterly installments of $0.9 million, beginning July 1, 2014, until paid in full. The Credit Agreement also requires an additional amortization payment of the term loan based upon the amount of distributions made by the Company in the immediately preceding fiscal year above an amount stated in the Credit Agreement. The co-invest loan requires repayments of equal quarterly installments of $0.1 million, beginning on April 1, 2014. Debt issuance costs pertaining to the Credit Agreement were $0.3 million and are included in other assets in the combined and consolidated balance sheets. The fair value of the outstanding balances of the term loan, revolving credit facility, and co-invest term loan approximated par value based on current market rates for similar debt instruments.

Non-Recourse Promissory Notes

In April 2012, the Company borrowed $5.0 million under a non-recourse promissory note with a foundation, and $5.0 million under a non-recourse promissory note with a trust. Proceeds from the borrowings were used to purchase 1,108,033 shares of common stock of SIC, which were pledged as collateral for the obligations. Interest on the notes is paid quarterly and is equal to the dividends received by the Company related to the pledged shares. The Company may prepay the notes in whole or in part at any time without penalty and the lenders may call the notes if certain conditions are met. The notes are scheduled to mature in March 2019. The proceeds from the notes were recorded net of issuance costs originally amounting to $3.6 million and are being accreted, using the effective interest method, over the term of the non-recourse promissory notes. Total interest expense,

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

6. LOANS PAYABLE  – (continued)

including accretion of the note discount was $1.4 million and $0.8 million for the years ended December 31, 2013, and 2012, respectively. The fair value of the outstanding balance of the notes were $10,165 and $10,189 at December 31, 2013 and 2012, respectively.

Note Payable

In December 2013, the Company issued an unsecured promissory note in the amount of $1.0 million to a former Medley member in connection with the purchase of his membership interests. Interest on the note accrues at an annual rate of 0.25% and the note matures in December 2014.

FRB Revolving Line of Credit

In November 2007, the Company obtained a $3.0 million revolving line of credit from First Republic Bank (“FRB”), which was closed in December 2013. Interest was payable monthly on the outstanding principal balance at the LIBOR rate plus 2.25% per annum. For the years ended December 31, 2013 and 2012, the Company paid interest on the FRB revolving line of credit of $0.1 million and $0.03 million, respectively.

Fixed principal payments related to these loans are as follows (in thousands):

At December 31,
2014	$3,800
2015	7,150
2016	5,050
2017	3,750
2018	1,250
Thereafter	10,000
$31,000

7. ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accounts payable, accrued expenses and other liabilities were as follows:

	December 31,
	2013	2012
	(Dollars in thousands)
Compensation and benefits	$5,650	$4,723
Due to affiliates (Note 9)	3,676	1,246
Revenue share payable (Note 8)	5,286	4,610
Deferred rent	794	761
Professional fees	647	303
Deferred tax liabilities	391	206
Accounts payable	625	197
Accrued expenses	544	620
Accounts payable, accrued expenses and other liabilities of Medley	17,613	12,666
Accounts payable, accrued expenses and other liabilities of Consolidated Funds	1,160	902
Total accounts payable, accrued expenses and other liabilities	$18,773	$13,568

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space in New York and San Francisco, under noncancelable operating lease agreements. The Company’s obligations under the New York lease extends through February 2016, and the San Francisco lease extends through January 2021. The Company’s rental lease agreements are generally subject to escalation provisions on base rental payments, as well as certain costs incurred by the property owner and are recognized on a straight-line basis over the term of the lease agreement. Rent expense includes base contractual rent. Rent expense was $2.2 million and $2.5 million for the years ended December 31, 2013, and 2012, respectively, and is recorded within general, administrative and other expense in the combined and consolidated statements of operations.

Future minimum annual rental payments under noncancelable leases are as follows (in thousands):

Years Ending December 31,
2014	$2,494
2015	2,489
2016	795
2017	453
2018	456
Thereafter	969
Total future minimum lease payments	$7,656

Capital Commitments to Funds

As of December 31, 2013 and 2012, the Company had aggregate unfunded commitments of $1.5 million and $0.9 million, respectively, including commitments to both non-consolidated funds and Consolidated Funds.

Other Commitment

In April 2012, the Company entered into an obligation to pay a fixed percentage of management and incentive fees received by the Company from SIC to a foundation and a trust. The agreement was entered into contemporaneously with the $10 million non-recourse promissory notes that were issued to the same parties (Note 6). The two transactions were deemed to be related freestanding contracts and the $10 million of loan proceeds were allocated to the contracts using their relative fair values. At inception, we recognized an obligation of $4.4 million for the present value of the cash flows expected to be paid under this revenue sharing agreement. At December 31, 2013 and 2012, the obligation amounted to $5.3 million and $4.6 million, respectively and is recorded in accounts payable, accrued expenses and other liabilities on the combined and consolidated balance sheets as revenue share payable. The change in the estimated cash flows for this obligation is recorded in other income (expense) on the combined and consolidated statements of operations.

9. RELATED PARTY TRANSACTIONS

Substantially all of Medley’s revenue is earned through agreements with its non-consolidated funds for which it collects management and performance fees for providing investment and management services.

In April 2012, Medley entered into an investment advisory agreement (“IAA”) with SIC. Pursuant to the terms of the IAA, Medley agreed to bear all organization and offering expenses (“O&O Expenses”) related to SIC until the earlier of a) the end of the SIC offering period, which is currently scheduled to terminate in April 2015 or b) such time that SIC has raised $300 million in gross

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

9. RELATED PARTY TRANSACTIONS  – (continued)

proceeds in connection with the sale of shares of its common stock. After such time, Medley will no longer be liable for these expenses. The SIC IAA requires SIC to reimburse Medley for O&O Expenses incurred by Medley in an amount equal to 1.25% of the aggregate gross proceeds in connection with the sale of shares of its common stock until the earlier of a) the end of the SIC offering period, or b) Medley has been repaid in full.

Medley incurred O&O Expenses of $1.4 million, and $1.9 million for the years ended December 31, 2013 and 2012, respectively, which were recorded within general, administrative, and other expenses in the combined and consolidated statements of operations. Reimbursements of $1.8 million and $0.3 million were recorded in other income and fees in the combined and consolidated statements of operations for the years ended December 31, 2013 and 2012, respectively.

In June 2012, Medley entered into an Expense Support and Reimbursement Agreement (“ESA”) with SIC. Under the ESA, until December 31, 2014, unless extended, Medley will pay up to 100% of SIC’s operating expenses in order for SIC to achieve a reasonable level of expenses relative to its investment income. Pursuant to the ESA, SIC has a conditional obligation to reimburse Medley for any amounts they funded under the ESA if, within three years of the date on which Medley funded such amounts, SIC meets certain financial levels. For the year ended December 31, 2013 and 2012, Medley recorded $3.9 million and $1.5 million, respectively, for ESA expenses under this agreement. The ESA expenses are recorded within general, administrative, and other expense in the combined and consolidated statements of operations. Medley recorded a liability of $3.4 million and $1.0 for the years ended December 31, 2013 and 2012, respectively, for ESA expenses related to this agreement. These amounts are included in accounts payable, accrued expenses and other liabilities as due to affiliates.

In January 2011, Medley entered into an administration agreement with MCC (the “MCC Admin Agreement”), whereby Medley agreed to provide administrative services necessary for the operations of MCC. MCC agreed to pay Medley for the costs and expenses incurred in providing such administrative services, including an allocable portion of Medley’s overhead expenses and an allocable portion of the cost of MCC’s officers and their respective staffs. Medley records these administrative fees as revenue in the period when the services are provided and are included in other income and fees on the combined and consolidated statement of operations. For the years ended December 31, 2013 and 2012, the Company recorded $2.6 million and $1.8 million, respectively, of revenue related to the MCC Admin Agreement. As of December 31, 2013 and 2012, the Company had $0.7 million and $0.5 million, respectively, of fees receivable under the MCC Admin Agreement, which are included in other assets on the combined and consolidated balance sheets.

In April 2012, Medley entered into an administration agreement with SIC (the “SIC Admin Agreement”), whereby Medley agreed to provide administrative services necessary for the operations of SIC. SIC agreed to pay Medley for the costs and expenses incurred in providing such administrative services, including an allocable portion of Medley’s overhead expenses and an allocable portion of the cost of MCC’s officers and their respective staffs. Medley records these administrative fees as revenue in the period when the services are provided and are included in other income and fees on the combined and consolidated statement of operations. For the years ended December 31, 2013 and 2012, the Company recorded $0.6 million and $0.4 million, respectively, of revenue related to the SIC Admin Agreement. As of December 31, 2013 and 2012, the Company had $1.0 million and $0.4 million, respectively, of fees receivable under the SIC Admin Agreement, which are included in other assets on the combined and consolidated balance sheets.

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

9. RELATED PARTY TRANSACTIONS  – (continued)

In December 2013, the Company purchased the membership interests of a former Medley member. In connection with the purchase, the Company issued a $1.0 million unsecured promissory note to the former member. The note bears interest at an annual rate of 0.25% and matures in December 2014.

10. INCOME TAXES

The Company is organized as a series of pass through entites pursuant to the United States Internal Revenue Code. As such, the Company is not responsible for the tax liability due on certain income earned during the year. Such income is taxed at the unit holder and non-controlling interest holder level, and any income tax is the responsibility of the unit holders and is paid at that level. The Company is subject to state and local tax.

The provision for (benefit from) income taxes for the years ended December 31, 2013 and 2012 consists of the following:

	Year Ended December 31,
	2013	2012
	(Dollars in thousands)
Provision for (benefit from) taxes:
Current	$1,735	$1,138
Deferred	(96)	(51)
Total income tax provision	$1,639	$1,087

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of the net deferred income tax liability at December 31, 2013 and 2012 are as follows:

	As of December 31,
	2013	2012
	(Dollars in thousands)
Deferred tax assets
Accrued compensation	$201	$124
Accrued other	317	165
Unrealized gains	97	—
Deferred rent	19	21
Total deferred tax assets	634	310
Deferred tax liabilities
Accrued fee income	$363	$170
Unrealized gains	—	29
Other	28	7
Total deferred tax liabilities	391	206
Net deferred tax assets	$243	$104

Interest expense and penalties related to income tax matters are recognized as a component of the provision for income taxes. There were no such amounts incurred during the years ended December 31, 2013 and 2012. As of and during the years ended December 31, 2013 and 2012,

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

10. INCOME TAXES  – (continued)

there were no uncertain tax positions taken that were not more likely than not to be sustained. The Company is subject to examination by federal, state, and local regulators. The Company remains subject to examination for the tax years 2009 through 2013.

11. COMPENSATION EXPENSE

Compensation generally includes salaries, bonuses, profit sharing awards, and health and retirement benefits. Bonuses and profit sharing awards are accrued over the service period to which they relate. Guaranteed payments made to the Company’s members are accounted for as distributions from equity rather than as employee compensation.

Performance Fee Compensation

In October 2010, the Company granted shares of vested profits interests in certain subsidiaries to selected employees. These awards are viewed as a profit-sharing arrangement and are accounted for under ASC 710, Compensation — General, which requires compensation expense to be recognized over the vesting period, which is usually the period over which service is provided. The shares were vested at grant date, subject to a forfeiture percentage based on percentage of service completed from the award grant date to the employee’s termination date. At the grant date of these awards, the Company recorded compensation expense of $2.0 million for these awards. The Company adjusts the related liability quarterly based on changes in estimated cash flows for the profits interests. The total liability for these awards was $16.2 million at December 31, 2013, and $10.9 million, at December 31, 2012.

Retirement Plan

The Company sponsors a defined-contribution 401(k) retirement plan (the “Plan”) that covers all employees. Employees are eligible to participate in the Plan immediately, and participants are 100% vested from the date of eligibility. The Company makes contributions to the Plan of 3% of an employee’s eligible wages, up to the maximum limit as determined by the Internal Revenue Service. The Company pays all administrative fees related to the Plan. For the years ended December 31, 2013 and 2012, contributions to the Plan were $0.3 million, and $0.2 million, respectively.

12. MARKET AND OTHER RISK FACTORS

Due to the nature of the Consolidated Funds’ investment strategy, their portfolio of investments has significant market and credit risk. As a result, the Company is subject to market and other risk factors, including, but not limited to the following:

Market Risk

The market price of investments may significantly fluctuate during the period of investment. Investments may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets. The value of an investment may decline due to general market conditions that are not specifically related to such investment, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

Credit Risk

There are no restrictions on the credit quality of the investments the Company intends to make. Investments may be deemed by nationally recognized rating agencies to have substantial vulnerability to default in payment of interest and/or principal. Some investments may have

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

12. MARKET AND OTHER RISK FACTORS  – (continued)

low-quality ratings or be unrated. Lower rated and unrated investments have major risk exposure to adverse conditions and are considered to be predominantly speculative. Generally, such investments offer a higher return potential than higher rated investments, but involve greater volatility of price and greater risk of loss of income and principal.

In general, the ratings of nationally recognized rating organizations represent the opinions of agencies as to the quality of the securities they rate. Such ratings, however, are relative and subjective; they are not absolute standards of quality and do not evaluate the market value risk of the relevant securities. It is also possible that a rating agency might not change its rating of a particular issue on a timely basis to reflect subsequent events. The Company may use these ratings as initial criteria for the selection of portfolio assets for the Company but is not required to utilize them.

Limited Liquidity of Investments

The Company intends to invest in investments that may not be readily marketable. Illiquid investments may trade at a discount from comparable, more liquid investments and, at times there may be no market at all for such investments. Subordinate investments may be less marketable, or in some instances illiquid, because of the absence of registration under federal securities laws, contractual restrictions on transfer, the small size of the market or the small size of the issue (relative to issues of comparable interests). As a result, the Company may encounter difficulty in selling its investments or may, if required to liquidate investments to satisfy redemption requests of its investors or debt service obligations, be compelled to sell such investments at less than fair value.

Counterparty Risk

Some of the markets in which the Company may effect its transactions are “over-the-counter” or “interdealer” markets. The participants in such markets are typically not subject to credit evaluation and regulatory oversight, unlike members of exchange-based markets. This exposes the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the applicable contract (whether or not such dispute is bona fide) or because of a credit or liquidity problem, causing the Company to suffer loss. Such “counterparty risk” is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Company has concentrated its transactions with a single or small group of counterparties.

Currency Risk

The Company may invest in financial instruments and enter into transactions denominated in currencies other than its functional currency. Although the Company may seek to hedge currency exposure through financial instruments, the Company may still be exposed to risks that the exchange rate of its currency relative to other foreign currencies may change in a manner that has an adverse effect on the value of that portion of the Company’s assets or liabilities denominated in currencies other than the functional currency.

The Company may enter into derivative contracts to manage the risk associated with foreign currency exchange fluctuations on its non-U.S. dollar denominated holdings.

13. SEGMENT REPORTING

The Company’s business is currently comprised of only one reportable segment, the investment management segment, and substantially all the Company operations are conducted through this segment. The Company provides investment management services to permanent capital vehicles and long-dated private funds and separately managed accounts (“SMAs”). The Company conducts its investment management business in the United States, where substantially revenues are generated.

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

13. SEGMENT REPORTING – (continued)

In addition to analyzing the Company’s results on a GAAP basis, management also makes operating decisions and assesses business performance based on the financial and operating metrics and data that are presented without the consolidation of any funds. Core Net Income and Core EBITDA are income measures that are used by management to assess the performance of our business.

Core Net Income.  Core Net Income is an income measure that is used by management to assess the performance of our business through the removal of non-core items, as well as non-recurring expenses associated with the transactions contemplated herein. It is calculated by adjusting standalone net income attributable to members to exclude reimbursable expenses associated with the launch of funds and certain one-time severance costs.

Core Earnings before interest, income taxes, depreciation and amortization (Core EBITDA).  Core EBITDA is calculated as Core Net Income before interest expense as well as taxes, amortization and depreciation.

The following presents the standalone financial results of the Company’s operating results for the years ended December 31, 2013 and 2012:

	Years ended December 31,
	2013	2012
	(Dollars in thousands)
Revenues
Management fees	$46,424	$33,690
Performance fees	8,236	3,883
Other income and fees	5,011	2,527
Total revenues	59,671	40,100
Expenses
Compensation and benefits	13,712	11,477
Performance compensation expense	7,192	5,148
General, administrative and other expenses	12,655	9,679
Total operating expenses	33,559	26,304
Other income (expense)
Dividend income	886	245
Interest expense	(1,479)	(831)
Other income (expense), net	(1,168)	(905)
Total other income (expense)	(1,761)	(1,491)
Income before income taxes	24,351	12,305
Provision for income taxes	714	387
Net income	23,637	11,918
Reimbursable fund startup expenses	3,939	1,466
Severance expense	753	—
Core Net Income	28,329	13,384
Interest expense	1,479	831
Income taxes	714	387
Depreciation and amortization	276	270
Core EBITDA	$30,798	$14,872

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

13. SEGMENT REPORTING – (continued)

The reconciliation of net income attributable to members to Core Net Income and Core EBITDA is presented below:

	Years ended December 31,
	2013	2012
	(Dollar in thousands)
Net income attributable to members	$23,637	$11,918
Reimbursable fund startup expenses	3,939	1,466
Severance expense	753	—
Core Net Income	$28,329	$13,384
Interest expense	1,479	831
Income taxes	714	387
Depreciation and amortization	276	270
Core EBITDA	$30,798	$14,872

The following tables reconcile our segment results to the Company’s consolidated results of operations:

	For the Year Ended December 31, 2013
	Standalone	Consolidating Adjustments and Reconciling Items		Consolidated Results
	(Dollars in thousands)
Revenue	$59,671	$(15,802)	(1)	$43,869
Expenses	33,559	1,225	(2)	34,784
Other income (expense)	(1,761)	30,850	(3)	29,089
Provision for income taxes	714	925	(4)	1,639
Net income	23,637	12,897		36,535
Reimbursable fund startup expenses	3,939	—		3,939
Severance expense	753	—		753
Core Net Income	$28,329	$12,897		$41,227

	For the Year Ended December 31, 2012
	Standalone	Consolidating Adjustments and Reconciling Items		Consolidated Results
	(Dollars in thousands)
Revenue	$40,100	$(11,858)	(1)	$28,242
Expenses	26,304	1,653	(2)	27,957
Other income (expense)	(1,491)	25,772	(3)	24,281
Provision for income taxes	387	700	(4)	1,087
Net income	11,918	11,561		23,479
Reimbursable fund startup expenses	1,466	—		1,466
Severance expense	—	—		—
Core Net Income	$13,384	$11,561		$24,945
(1)	The revenue adjustment and reconciling item represents management fees earned from Consolidated Funds which were eliminated in consolidation.

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

13. SEGMENT REPORTING – (continued)

	For the Year Ended December 31,
	2013	2012
	(Dollars in thousands)
Management fees from Consolidated Fund eliminated in consolidation	$(9,978)	$(8,365)
MOF II performance fees eliminated in consolidation	(5,824)	(3,118)
Administrative fees from consolidated funds eliminated in consolidation	—	(375)
Total consolidated adjustments and reconciling items	$(15,802)	$(11,858)
(2)	The expenses adjustment and reconciling item represents expenses from Consolidated Funds.

	For the Year Ended December 31,
	2013	2012
	(Dollars in thousands)
Consolidated Fund expenses	$1,225	$1,653
Total consolidated adjustments and reconciling items	$1,225	$1,653
(3)	The other income adjustment and reconciling items primarily represent net interest income and net investment income from Consolidated Funds.

	For the Year Ended December 31,
	2013	2012
	(Dollars in thousands)
Interest and other income of Consolidated Funds	$49,912	$36,335
Net realized loss on investments of Consolidated Funds	(16,080)	(1,600)
Net change in unrealized depreciation on investments of Consolidated Funds	(3,667)	(9,316)
Elimination of equity from consolidated subsidiaries	685	353
Total consolidated adjustments and reconciling items	$30,850	$25,772
(4)	The provision for income taxes adjustment and reconciling items primarily represents income taxes from Consolidated Funds.

	For the Year Ended December 31,
	2013	2012
	(Dollars in thousands)
Consolidated Funds provision for income taxes	$925	$700
Total consolidated adjustments and reconciling items	$925	$700

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

14. CONSOLIDATING SCHEDULES

The following supplemental financial information illustrates the consolidating effects of the Consolidated Funds on the Company’s financial condition and results from operations as of and for the years ended December 31, 2013 and 2012. The financial condition and results of operations for Medley are presented in the tables below under the “Standalone” column.

	December 31, 2013
	Standalone	Consolidated Funds	Eliminations	Combined and Consolidated
	(Dollars in thousands)
Assets
Cash and cash equivalents	$5,395	$—	$—	$5,395
Investments, at fair value	21,443	—	(11,270)	10,173
Management fees receivable	8,921	—	—	8,921
Performance fees receivable	3,339	—	—	3,339
Other assets	4,216	—	1,092	5,308
Assets of Consolidated Funds:
Cash and cash equivalents	—	60,355	—	60,355
Investments, at fair value	—	412,218	—	412,218
Interest and dividends receivable	—	2,804	—	2,804
Other assets	—	1,565	(1,129)	436
Total assets	$43,314	$476,942	$(11,307)	$508,949
Liabilities and equity
Loans payable	$27,990	$—	$—	$27,990
Accounts payable, accrued expenses and other liabilities	17,613	—	—	17,613
Performance fee compensation payable	16,225	—	—	16,225
Liabilities of Consolidated Funds:
Accounts payable, accrued expenses and other liabilities	—	1,198	(38)	1,160
Total liabilities	61,828	1,198	(38)	62,988
Commitments and contingencies
Non-controlling interest in Consolidated Funds	—	—	464,475	464,475
Non-controlling interest in consolidated subsidiaries	40	—	—	40
Members' (deficit) equity	(18,554)	475,744	(475,744)	(18,554)
Total equity	(18,514)	475,744	(11,269)	445,961
Total liabilities, non-controlling interests and equity	$43,314	$476,942	$(11,307)	$508,949

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

14. CONSOLIDATING SCHEDULES  – (continued)

	For the Year Ended December 31, 2013
	Standalone	Consolidated Funds	Eliminations	Combined and Consolidated
	(Dollars in thousands)
Revenues
Management fees	$46,424	$—	$(9,978)	$36,446
Performance fees	8,236	—	(5,824)	2,412
Other income and fees	5,011	—	—	5,011
Total revenues	59,671	—	(15,802)	43,869
Expenses
Compensation and benefits	13,712	—	—	13,712
Performance compensation expense	7,192	—	—	7,192
Consolidated Funds expenses		11,203	(9,978)	1,225
General, administrative and other expenses	12,655	—	—	12,655
Total operating expenses	33,559	11,203	(9,978)	34,784
Other income (expense)
Dividend income	886	—		886
Interest expense	(1,479)	—	—	(1,479)
Other income (expense)	(1,168)		685	(483)
Interest and other income of Consolidated Funds	—	49,912	—	49,912
Net realized loss on investments of Consolidated Funds	—	(16,080)	—	(16,080)
Net change in unrealized depreciation on investments of Consolidated Funds	—	(3,667)	—	(3,667)
Total other income (expense)	(1,761)	30,165	685	29,089
Income before income taxes	24,351	18,962	(5,139)	38,174
Provision for income taxes	714	925	—	1,639
Net income	23,637	18,037	(5,139)	36,535
Less: Net income attributable to non-controlling interests in Consolidated Funds	—	—	12,898	12,898
Net income attributable to members	$23,637	$18,037	$(18,037)	$23,637

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

14. CONSOLIDATING SCHEDULES  – (continued)

	December 31, 2012
	Standalone	Consolidated Funds	Eliminations	Combined and Consolidated
	(Dollars in thousands)
Assets
Cash and cash equivalents	$1,292	$—	$—	$1,292
Investments, at fair value	19,851	—	(9,922)	9,929
Management fees receivable	4,672	—	—	4,672
Performance fees receivable	928	—	—	928
Other assets	2,878	—	652	3,530
Assets of Consolidated Funds:
Cash and cash equivalents	—	74,133	—	74,133
Investments, at fair value	—	340,245	—	340,245
Interest and dividends receivable	—	2,918	—	2,918
Other assets	—	983	(754)	229
Total assets	$29,621	$418,279	$(10,024)	$437,876
Liabilities and equity
Loans payable	$6,514	$—	$—	$6,514
Accounts payable, accrued expenses and other liabilities	12,666	—	—	12,666
Performance fee compensation payable	10,858	—	—	10,858
Liabilities of Consolidated Funds:
Accounts payable, accrued expenses and other liabilities	—	1,004	(102)	902
Total liabilities	30,038	1,004	(102)	30,940
Commitments and contingencies
Non-controlling interest in Consolidated Funds	—	—	407,353	407,353
Non-controlling interest in consolidated subsidiaries	40	—	—	40
Members' (deficit) equity	(457)	417,275	(417,275)	(457)
Total equity	(417)	417,275	(9,922)	406,936
Total liabilities, non-controlling interests and equity	$29,621	$418,279	$(10,024)	$437,876

Medley LLC and Medley GP Holdings LLC

Notes to Combined and Consolidated Financial Statements

14. CONSOLIDATING SCHEDULES  – (continued)

	For the Year Ended December 31, 2012
	Standalone	Consolidated Funds	Eliminations	Combined and Consolidated
	(Dollars in thousands)
Revenues
Management fees	$33,690	$—	$(8,365)	$25,325
Performance fees	3,883	—	(3,118)	765
Other income and fees	2,527	—	(375)	2,152
Total revenues	40,100	—	(11,858)	28,242
Expenses
Compensation and benefits	11,477	—	—	11,477
Performance fee compensation	5,148	—	—	5,148
Consolidated Funds expenses	—	10,393	(8,740)	1,653
General, administrative and other expenses	9,679	—	—	9,679
Total operating expenses	26,304	10,393	(8,740)	27,957
Other income (expense)
Dividend income	245	—		245
Interest expense	(831)	—		(831)
Other income (expense)	(905)		353	(552)
Interest and other income of Consolidated Funds	—	36,335	—	36,335
Net realized loss on investments of Consolidated Funds	—	(1,600)	—	(1,600)
Net change in unrealized depreciation on investments of Consolidated Funds	—	(9,316)	—	(9,316)
Total other income (expense)	(1,491)	25,419	353	24,281
Income before income taxes	12,305	15,026	(2,765)	24,566
Provision for income taxes	387	700	—	1,087
Net income	11,918	14,326	(2,765)	23,479
Less: Net income attributable to non-controlling interests in Consolidated Funds	—	122	11,439	11,561
Net income attributable to members	$11,918	$14,204	$(14,204)	$11,918

15. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company’s financial statements through June 19, 2014, the date the financial statements were available to be issued, and has determined that there are no material events that would require disclosure, except as described below:

In March 2014, the Company amended the CNB Credit Agreement to increase the term loan to $30 million from $15 million. The proceeds from the loan were used to purchase membership interests of a former member. In connection with the purchase, the Company issued a promissory note in the amount of $2.5 million. The promissory is payable in quarterly installments of $0.3 million, and matures in December 2016.

Medley LLC and Medley GP Holdings LLC

Medley LLC and Medley GP Holdings LLC

Unaudited Combined and Consolidated Balance Sheets
(Dollars in thousands)

	March 31, 2014	December 31, 2013
Assets
Cash and cash equivalents	$1,969	$5,395
Investments, at fair value	10,195	10,173
Management fees receivable	9,656	8,921
Performance fees receivable	4,095	3,339
Other assets	5,992	5,308
Assets of Consolidated Funds:
Cash and cash equivalents	66,054	60,355
Investments, at fair value	497,339	412,218
Interest and dividends receivable	3,399	2,804
Other assets	707	436
Total assets	$599,406	$508,949
Liabilities and equity
Loans payable	$45,611	$27,990
Accounts payable, accrued expenses and other liabilities	15,698	17,613
Performance fee compensation payable	17,291	16,225
Liabilities of Consolidated Funds:
Accounts payable, accrued expenses and other liabilities	1,249	1,160
Total liabilities	79,849	62,988
Commitments and contingencies
Non-controlling interest in Consolidated Funds	556,990	464,475
Non-controlling interest in consolidated subsidiaries	1,210	40
Members' deficit	(38,643)	(18,554)
Total equity	519,557	445,961
Total liabilities, non-controlling interests and equity	$599,406	$508,949

See notes to unaudited combined and consolidated financial statements

Medley LLC and Medley GP Holdings LLC

Unaudited Combined and Consolidated Statements of Operations
(Dollars in thousands)

	Three Months Ended March 31,
	2014	2013
Revenues
Management fees	$13,228	$6,928
Performance fees	755	4
Other income and fees	2,013	896
Total revenues	15,996	7,828
Expenses
Compensation and benefits	3,759	3,296
Performance fee compensation	1,518	1,357
Consolidated Funds expenses	320	235
General, administrative and other expenses	4,229	2,801
Total expenses	9,826	7,689
Other income (expense)
Dividend income	222	222
Interest expense	(633)	(386)
Other income (expense)	(931)	256
Interest and other income of Consolidated Funds	12,109	11,888
Net realized gain on investments of Consolidated Funds	1,357	—
Net change in unrealized depreciation on investments of Consolidated Funds	(8,137)	(6,333)
Total other income, net	3,987	5,647
Income before income taxes	10,157	5,786
Provision for income taxes	504	325
Net income	9,653	5,461
Less: Net income attributable to non-controlling interests in Consolidated Funds	3,912	1,283
Less: Net income attributable to non-controlling interests in consolidated subsidiaries	242	—
Net income attributable to members	$5,499	$4,178

See notes to unaudited combined and consolidated financial statements

Medley LLC and Medley GP Holdings LLC

Unaudited Combined and Consolidated Statements of Changes in Equity
(Dollars in thousands)

	Members' Equity (Deficit)	Non-controlling Interest in Consolidated Subsidiaries	Non-controlling Interest in Consolidated Funds	Total Equity
Balance at December 31, 2013	$(18,554)	$40	$464,475	$445,961
Contributions	—	928	88,577	89,505
Distributions	(25,588)	—	26	(25,562)
Net income	5,499	242	3,912	9,653
Balance at March 31, 2014	$(38,643)	$1,210	$556,990	$519,557

See notes to unaudited combined and consolidated financial statements

Medley LLC and Medley GP Holdings LLC

Unaudited Combined and Consolidated Statements of Cash Flows
(Dollars in thousands)

	Three Months Ended March 31,
	2014	2013
Cash flows from operating activities
Net income	$9,653	$5,461
Adjustments to reconcile net income to net cash provided by operating activities:
Net change in unrealized appreciation on investments	(22)	(244)
Depreciation and amortization	92	70
(Benefit from) Provision for deferred taxes	(162)	141
Deferred rent	(52)	(72)
Amortization of deferred financing costs	44	—
Accretion of debt discount	121	113
Operating adjustments related to Consolidated Funds:
Interest income paid-in-kind	(1,949)	(2,077)
Accretion of original issue discount	(328)	(354)
Net realized loss on investments	(1,357)	—
Net change in unrealized appreciation on investments	8,137	6,333
Cash flows due to changes in operating assets and liabilities:
Increase in management fees receivable	(735)	(1,027)
Increase in performance fees receivable	(755)	(4)
Increase in other assets	(827)	(340)
Decrease in accounts payable, accrued expenses and other liabilities	(1,926)	(2,982)
Increase in performance fee compensation liability	1,067	1,086
Cash flows due to changes in operating assets and liabilities of Consolidated Funds:
Change in cash and cash equivalents	(5,699)	50,432
Cost of investments purchased	(93,039)	(21,814)
Proceeds from sales and repayments of investments	3,414	553
Change in interest and dividends receivable	(595)	(663)
Change in other assets	(316)	(387)
Change in accounts payable, accrued expenses and other liabilities	449	15,916
Net cash (used in) provided by operating activities	(84,785)	50,141
Cash flows from investing activities
Purchases of property and equipment	(84)	—
Net cash used in investing activities	(84)	—
Cash flows from financing activities
Proceeds from issuance of debt obligations	17,500	3,000
Distributions to members	(25,588)	(1,042)
Contribution from non-controlling interests in consolidated subsidiaries	928	—
Financing activities related to Consolidated Funds:
Contributions from non-controlling interest holders	88,577	—
Distributions to non-controlling interest holders	26	(51,578)
Net cash provided by (used in) financing activities	81,443	(49,620)
Net (decrease) increase in cash and cash equivalents	(3,426)	521
Cash and cash equivalents, beginning of period	5,395	1,292
Cash and cash equivalents, end of period	$1,969	$1,813
Supplemental disclosure of non-cash financing activities
Non-cash debt	$2,500	$—

See notes to unaudited combined and consolidated financial statements

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

1. BASIS OF PRESENTATION OF INTERIM FINANCIAL INFORMATION

These combined and consolidated financial statements have been prepared to conform to the rules and regulations of the Securities and Exchange Commission (SEC). The preparation of financial statements in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenue, and expenses. Actual results could differ from those estimates. In the opinion of management, these statements reflect all adjustments, which are of a normal recurring nature, necessary to present fairly Medley LLC, Medley GP Holdings LLC, their wholly owned subsidiaries (collectively, “Medley”) together with certain funds (individually “Consolidated Funds”, together with Medley, the “Company”) financial position, results of operations, equity, and cash flows. These combined and consolidated financial statements and notes are unaudited and should be read in conjunction with the Company’s Audited Combined and Consolidated Financial Statements and Notes thereto included in the Company’s Annual Report on Form S-1 for the year ended December 31, 2013, included elsewhere in this document.

The Consolidated Funds have been consolidated in the accompanying financial statements for the periods presented in accordance with U.S. GAAP. Including the results of the Consolidated Funds significantly increases the reported amounts of the assets, liabilities, revenues, expenses and cash flows of the Company; however, the Consolidated Fund’s results included herein have no direct effect on the net income attributable to members or on total equity. The economic ownership interests of the investors in the Consolidated Funds are reflected as “Non-controlling interests in Consolidated Funds”, and as “Net income attributable to non-controlling interests in Consolidated Funds” in the accompanying combined and consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Company consolidates those entities where it has a direct and indirect controlling financial interest based on either a variable interest model or voting interest model. As such, the Company consolidates (a) entities in which it holds a majority voting interest or has majority ownership and control over the operational, financial and investing decisions of that entity, including affiliated funds, for which the Company is the general partner and is presumed to have control, and (b) entities that the Company concludes are variable interest entities (“VIEs”), for which the Company is deemed to be the primary beneficiary.

The Company holds variable interests in VIEs that are not consolidated because the Company is not the primary beneficiary. The accompanying combined and consolidated financial statements do not include VIEs.

With respect to the Consolidated Funds, which represent limited partnerships, the Company earns a fixed management fee based on committed capital, invested capital or a derivation thereof, or net asset value (“NAV”) and a performance fee based upon the investment returns in excess of a stated hurdle rate. Additionally, the Company, as the general partner, generally has operational discretion and control, and limited partners have no substantive rights to impact ongoing governance and operating activities of a fund, including the ability to remove the general partner or liquidate the partnership, also known as kick-out rights. As a result, a fund should be consolidated unless the Company has a less than significant level of equity at risk. To the extent that the Company’s equity at risk is less than significant in a given fund and it has no obligation to fund any future losses, a fund is typically considered a VIE. In these cases, a fund’s investors are generally deemed to be the primary beneficiaries, and the Company does not consolidate the fund. In cases where the Company’s equity at risk is deemed to be significant, such fund is generally not considered to be a VIE, and the Company will generally consolidate such fund unless the limited partners are granted substantive kick-out rights.

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

All intercompany transactions and balances have been eliminated in consolidation and net income not attributable to the Company has been allocated to non-controlling interests.

Basis of Accounting

Management has determined that the Company’s Consolidated Funds are investment companies under U.S. GAAP for the purposes of financial reporting. U.S. GAAP requires that investments held by an investment company be recorded at fair value and any unrealized appreciation (depreciation) in an investment’s fair value is recognized on a current basis in the combined and consolidated statements of operations. Additionally, the Consolidated Funds do not consolidate their majority- owned and controlled investments in portfolio companies. In the preparation of these combined and consolidated financial statements, the Company has retained the specialized accounting guidance for the Consolidated Funds under U.S. GAAP.

All of the investments held by the Consolidated Funds are presented at their estimated fair values in the Company’s combined and consolidated balance sheets. Interest income and interest expense of the Consolidated Funds are included in interest of Consolidated Funds in the Company’s combined and consolidated statements of operations.

Concentrations of Credit Risk

In the normal course of business, the Company encounters significant credit and market risk. Credit risk is the risk of default on investments in debt securities, loans and derivatives that result from a borrower’s or derivative counterparty’s inability or unwillingness to make required or expected payments. Credit risk is increased in situations where the Company is investing in distressed assets or unsecured or subordinate loans or in securities that are a material part of its respective business. Market risk reflects changes in the value of investments due to changes in interest rates, credit spreads or other market factors.

The Company may make investments outside of the United States. These non-U.S. investments are subject to the same risks associated with U.S. investments as well as additional risks, such as fluctuations in foreign currency exchange rates, unexpected changes in regulatory requirements, heightened risk of political and economic instability, difficulties in managing the investments, potentially adverse tax consequences, and the burden of complying with a wide variety of foreign laws.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Management’s estimates are based on historical experience and other factors, including expectations of future events that management believes to be reasonable under the circumstances. These assumptions and estimates also require management to exercise judgment in the process of applying the Company’s accounting policies. Assumptions and estimates regarding the valuation of investments and their resulting impact on performance fees involve a higher degree of judgment and complexity and these assumptions and estimates may be significant to the combined and consolidated financial statements. Actual results could differ from these estimates and such differences could be material.

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Indemnification

In the normal course of business, the Company enters into contractual agreements that provide general indemnifications against losses, costs, claims and liabilities arising from the performance of individual obligations under such agreements. The Company has not experienced any prior claims or payments pursuant to such agreements. The Company’s individual maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on management’s experience, the Company expects the risk of loss to be remote.

Non-Controlling Interests in Consolidated Funds

Non-controlling interests in Consolidated Funds represent the component of equity in Consolidated Funds attributable to third-party investors. These interests are adjusted for general partner allocations and by subscriptions and redemptions in funds that occur during the reporting period. Non-controlling interests related to Consolidated Funds may be subject to quarterly redemption by investors in these funds following the expiration of a specified period of time.

Investments

Investments include (a) equity method investments that are not consolidated but in which the Company exerts significant influence, and (b) investments held by the Consolidated Funds. Medley measures the fair value of its equity method investments that do not have a readily determinable fair value at net asset value or market value. Unrealized appreciation (depreciation) resulting from changes in fair value of the equity method investees is reflected as a component of dividend and other income in the combined and consolidated statements of operations.

The Consolidated Funds reflect their investments at fair value with unrealized appreciation (depreciation) resulting from changes in fair value reflected as a component of net change in unrealized appreciation (depreciation) on investments of Consolidated Funds in the combined and consolidated statements of operations. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (i.e., the exit price).

Fair Value Measurements

The Consolidated Fund’s apply fair value accounting to all of its financial instruments in accordance with Accounting Standards Codification Topic (“ASC”) 820 — Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework used to measure fair value and requires disclosures for fair value measurements. In accordance with ASC 820, the Consolidated Funds have categorized their financial instruments carried at fair value, based on the priority of the valuation technique, into a three-level fair value hierarchy as discussed in Note 4. Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity specific measure. Therefore, when market assumptions are not readily available, the Consolidated Funds’ own assumptions are set to reflect those that management believes market participants would use in pricing the financial instrument at the measurement date.

Investments for which market quotations are readily available are valued at such market quotations, which are generally obtained from an independent pricing service or multiple broker-dealers or market makers. The Company weights the use of third-party broker quotes, if any, in determining fair value based on the Company’s understanding of the level of actual transactions used by the broker to develop the quote and whether the quote was an indicative price or binding offer. However, debt investments with remaining maturities within 60 days that are not credit impaired

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

are valued at cost plus accreted discount, or minus amortized premium, which approximates fair value. Investments for which market quotations are not readily available are valued at fair value as determined by the Company based upon inputs by third-party valuation firms. Because these investments are illiquid and because there may not be any directly comparable companies whose financial instruments have observable market values, these loans are valued using a fundamental valuation methodology, consistent with traditional asset pricing standards, that is objective and consistently applied across all loans and through time.

The Consolidated Funds use third-party valuation firms to assist in the valuation of its portfolio investments. The valuation reports generated by the third-party valuation firms consider the evaluation of financing and sale transactions with third parties, expected cash flows and market- based information, including comparable transactions, performance multiples, and movement in yields of debt instruments, among other factors. Based on market data obtained from the third-party valuation firms, the Consolidated Funds use a combined market yield analysis and an enterprise model of valuation. In applying the market yield analysis, the value of the Consolidated Funds’ loans is determined based upon inputs such as the coupon rate, current market yield, interest rate spreads of similar securities, the stated value of the loan, and the length to maturity. In applying the enterprise model, the Consolidated Funds use a waterfall analysis that takes into account the specific capital structure of the borrower and the related seniority of the instruments within the borrower’s capital structure into consideration. To estimate the enterprise value of the portfolio company, some or all of the traditional market valuation methods and factors are weighed based on the individual circumstances of the portfolio company in order to estimate the enterprise value. The methodologies for performing investments may be based on, among other things: valuations of comparable public companies, recent sales of private and public comparable companies, discounting the forecasted cash flows of the portfolio company, third-party valuations of the portfolio company, considering offers from third parties to buy the company, estimating the value to potential strategic buyers and considering the value of recent investments in the equity securities of the portfolio company. For non-performing investments, the Company may estimate the liquidation or collateral value of the portfolio company’s assets and liabilities using an expected recovery model. The Company may estimate the fair value of warrants based on a model such as the Black-Scholes model or simulation models or a combination thereof.

A multi-step valuation process is undertaken each quarter when valuing portfolio investments for which market quotations are not readily available, as described below:

•	The quarterly valuation process begins with each portfolio investment being initially valued by the Company’s internal valuation team;
•	An independent valuation firm engaged by the Consolidated Funds’ prepares an independent valuation report for approximately one third of the portfolio investments each quarter on a rotating quarterly basis on non-fiscal year-end quarters, such that each of these investments will be valued by independent valuation firms at least twice per annum when combined with the fiscal year-end review of all the investments by independent valuation firms; and
•	Preliminary valuation conclusions are then documented and discussed with senior management.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Consolidated Funds’ investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Revenues

Management Fees

The Company provides investment management services to both public and private investment vehicles. Management fees include both base management fees, other management fees, as well as Part I incentive fees, as described below.

Base management fees are calculated based on either (a) the average or ending gross assets balance for the relevant period, (b) limited partners’ capital commitments to the funds, (c) invested capital, or (d) the net asset value of certain funds. For the private funds, the Company will receive base management fees during a specified period of time, which is generally ten years from the initial closing date. However, such termination date may be earlier in certain limited circumstances or later if extended for successive one-year periods, typically up to a maximum of two years. Depending upon the contracted terms of the investment management agreement, management fees are paid either quarterly in advance, or quarterly in arrears, and are recognized as earned over the subsequent period the services are provided.

Certain management agreements provide for the Company to receive otherl management fee revenue derived from up front origination fees paid by the portfolio companies of the Consolidated Funds. These fees are recognized when the Company becomes entitled to such fees.

Certain management agreements also provide for the Company to receive Part I incentive fee revenue derived from net interest income (excluding gains and losses) above a hurdle rate. These fees are not subject to repayment, clawbacks or netting against realized losses. Depending upon the contracted terms of the investment management agreement, Part I are paid either quarterly in advance, or quarterly in arrears, and are recognized as earned over the subsequent period the services are provided.

Performance Fees

Performance fees consist principally of the allocation of profits from certain funds to which the Company provides management services. The Company is generally entitled to an allocation of income as a performance fee after returning the invested capital plus a specified preferred return as set forth in each respective agreement. The Company recognizes revenues attributable to performance fees based upon the amount that would be due pursuant to the fund partnership agreement at each period end as if the funds were terminated at that date. Accordingly, the amount recognized reflects the Company’s share of the gains and losses of the associated funds’ underlying investments measured at their current fair values. Performance fees are realized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of the preferred return as set forth in the respective agreement. Performance fees recognized in prior periods may be required to be returned by the Company in future periods if the funds’ investment values decline below certain levels. When the fair value of a fund’s investments falls below certain return hurdles, previously recognized performance fees are reversed. Each fund is considered separately in this regard and, for a given fund, performance fees can never be negative over the life of a fund. If upon a hypothetical liquidation of a fund’s investments at their then current fair values previously recognized and distributed performance fees would be required to be returned, a liability is established for the potential clawback obligation. As of March 31, 2014 and December 31, 2013, no amounts have been accrued for clawback obligations.

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Other Income and Fees

The Company provides administrative services to certain affiliated funds and is reimbursed for direct and allocated expenses incurred in providing such administrative services, as set forth in the respective agreement. These fees are recognized as revenue in the period administrative services are rendered.

Included in other income and fees are reimbursements received by the Company from Sierra Income Corporation (“SIC”) under the investment advisory agreement. Expenses incurred by the Company under this agreement are recorded within general, administrative, and other expenses in the combined and consolidated statements of operations. For additional information on these reimbursements, refer to Note 9.

Performance Fee Compensation

The Company has issued profit interests in certain subsidiaries to selected employees. These profit-sharing arrangements are accounted for under ASC 710, Compensation — General, which requires compensation expense to be measured at fair value at the grant date and expensed over the vesting period, which is usually the period over which service is provided. The fair value of the profit interests are re-measured at each balance sheet date and adjusted for changes in estimates of cash flows and vesting percentages. The impact of such changes is recorded in the combined and consolidated statements of operations as an adjustment to performance fee compensation.

Income Taxes

No provision has been made for U.S. federal income taxes in the accompanying combined and consolidated financial statements since the Company is a group of pass-through entities for U.S. income tax purposes and its profits and losses are allocated to the partners who are individually responsible for reporting such amounts. Based on applicable state and local tax laws, the Company records a provision for income taxes for certain entities. Tax positions taken by the Company are subject to periodic audit by U.S. state and local taxing authorities.

The Company accounts for income taxes using the asset and liability approach, which requires the recognition of tax benefits or expenses for temporary differences between the financial reporting and tax bases of assets and liabilities. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company also recognizes a tax benefit from uncertain tax positions only if it is “more likely than not” that the position is sustainable based on its technical merits. The Company’s policy is to recognize interest and penalties on uncertain tax positions as a component of income tax expense.

The Company analyzes its tax filing positions in all of the U.S. federal, state, local and foreign tax jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. If, based on this analysis, the Company determines that uncertainties in tax positions exist, a liability is established. The Company recognizes accrued interest and penalties related to uncertain tax positions in provision for income taxes within the combined and consolidated statements of operations.

Recent Accounting Pronouncements

In December 2011, the FASB amended its guidance for offsetting financial instruments. The amended guidance, included in Accounting Standards Update 2011-11, Balance Sheet Disclosures about Offsetting Assets and Liabilities, is effective for the Company for its annual reporting periods beginning on or after January 1, 2013. The amended guidance requires additional disclosure about netting arrangements to enable financial statement users to evaluate the effect or potential effect of

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

such arrangements on an entity’s financial position. The adoption of this guidance did not have a material impact on the Company’s combined and consolidated financial statements.

In June 2013, the FASB issued guidance to clarify the characteristics of an investment company and to provide guidance for assessing whether an entity is an investment company. Consistent with existing guidance for investment companies, all investments are to be measured at fair value including non-controlling ownership interests in other investment companies. There are no changes to the current requirements relating to the retention of specialized accounting in the consolidated financial statements of a non-investment company parent. The guidance is effective for interim and annual periods beginning after December 15, 2013 and early application is prohibited. The Company does not expect the adoption of this guidance to have a material impact on the Company’s combined and consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The amendments are effective for interim and annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact, if any, that this ASU will have on its combined and consolidated financial statements.

3. INVESTMENTS

The composition of investments is as follows:

	March 31, 2014	December 31, 2013
	(Dollars in thousands)
Investment in SIC, at fair value	$10,195	$10,173
Investments of Consolidated Funds, at fair value	497,339	412,218
Total Investments	$507,534	$422,391

Equity Method Investments, at Fair Value

Medley measures its equity method investment in SIC at net asset value or at market value. Total unrealized appreciation (depreciation) recorded for the Company’s equity method investments are included in dividend and other income and amounted to $0.02 million and $0.24 million for the three months ended March 31, 2014 and 2013, respectively.

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

3. INVESTMENTS  – (continued)

Investments in Consolidated Funds

The following table presents a summary of the investments held by the Consolidated Funds and as a percentage of total investments of Consolidated Funds.

	Investments of Consolidated Funds
	Fair Value		Percentage
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
	(Dollars in thousands)
Geographic Region/Investment Type/Industry Description:
North America:
Senior secured loans and notes:
Banking	$28,285	$28,853	5.7%	7.0%
Business Services	2,822	14,370	0.6%	3.5%
Consumer Goods	16,754	16,871	3.4%	4.1%
Financial Services	20,156	20,806	4.0%	5.0%
Chemicals, Plastics and Rubber	20,787	—	4.2%	0.0%
Healthcare and Wellness	18,434	18,575	3.7%	4.5%
Insurance	6,460	6,456	1.3%	1.6%
Manufacturing	15,976	1,847	3.2%	0.4%
Media and Entertainment Services	34,177	33,815	6.9%	8.2%
Medical Transcription Services	22,250	14,235	4.5%	3.4%
Oil and Gas/Energy	46,535	31,168	9.3%	7.6%
Container and Packaging	27,515	7,000	5.5%	1.7%
Personal and Nondurable Consumer Products	32,148	44,040	6.5%	10.7%
Personal Services	14,214	14,000	2.9%	3.4%
Real Estate	67,492	44,674	13.6%	10.8%
Retail and Commercial Kitchen Appliances	13,000	13,000	2.6%	3.2%
Structured Finance Securities	50,013	49,326	10.0%	12.0%
Vehicle Service Contracts	17,217	17,110	3.4%	4.2%
Other	845	799	0.2%	0.2%
Total Senior Secured Loans and Notes (cost of $485,380 and $394,479, respectively)	$455,080	$376,945	91.5%	91.5%
South America:
Senior secured loans and notes:
Energy	$1,448	$2,922	0.3%	0.7%
Financial Services	2,157	2,314	0.4%	0.6%
Total senior secured loans and notes (cost of $12,802 and $12,932, respectively)	$3,605	$5,236	0.7%	1.3%
Preferred Stock: (cost of $123 and $0, respectively)	$—	$—	0.0%	0.0%
Asia:
Real Estate (cost of $1,373 and $1,373, respectively)	$1,376	$1,376	0.3%	0.3%

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

3. INVESTMENTS  – (continued)

	Investments of Consolidated Funds
	Fair Value		Percentage
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
	(Dollars in thousands)
Geographic Region/Investment Type/Industry Description:
North America:
Equity interests in limited liability companies:
Banking	$5,980	$3,646	1.2%	0.9%
Oil and Gas	2,934	565	0.6%	0.1%
Telecommunications	790	968	0.2%	0.2%
Packaging/Manufacturing	521	2,896	0.1%	0.7%
Real Estate	12,593	10,549	2.5%	2.6%
Total Equity Interest in Limited Liability Companies (cost of $17,417 and $16,904, respectively)	$22,818	$18,624	4.6%	4.5%
Common Stock (cost of $8,874 and $8,755, respectively)	$1,864	$2,038	0.4%	0.5%
Preferred Stock (cost of $10,444 and $10,444, respectively)	361	362	0.1%	0.1%
Warrants:
Container and Packaging	956	—	0.2%	0.0%
Healthcare and Wellness	2,601	1,115	0.5%	0.3%
Media and Entertainment Services	—	—	0.0%	0.0%
Medical Transcription Services	15	15	0.0%	0.0%
Oil and Gas	795	—	0.2%	0.0%
Real Estate	1,208	540	0.2%	0.1%
Retail and Commercial Kitchen Appliances	1,318	1,318	0.3%	0.3%
Structured Finance Securities	3,669	2,639	0.7%	0.6%
Vehicle Service Contracts	614	588	0.1%	0.2%
Total Warrants (cost of $3,167 and $1,484, respectively)	11,176	6,215	2.2%	1.5%
Total Equity Securities (cost of $22,608 and $20,683, respectively)	$13,401	$8,615	2.7%	3.6%
Collectibles (cost of $1,360 and $1,385, respectively)	$1,057	$1,422	0.2%	0.3%
Total Investments of Consolidated Funds (cost of $540,940 and $447,756, respectively)	$497,339	$412,218	100.0%	100.0%

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

4. FAIR VALUE MEASUREMENTS

The Company follows ASC 820 for measuring the fair value of portfolio investments. Fair value is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation models involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company’s fair value analysis includes an analysis of the value of any unfunded loan commitments. Financial investments recorded at fair value in the consolidated financial statements are categorized for disclosure purposes based upon the level of judgment associated with the inputs used to measure their value. The valuation hierarchical levels are based upon the transparency of the inputs to the valuation of the investment as of the measurement date. The fair value hierarchy consists of the following tiers:

Level I — Valuations based on quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II — Valuations based on inputs other than quoted prices in active markets included in Level I, which are either directly or indirectly observable at the measurement date. This category includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in non-active markets including actionable bids from third parties for privately held assets or liabilities, and observable inputs other than quoted prices such as yield curves and forward currency rates that are entered directly into valuation models to determine the value of derivatives or other assets or liabilities.

Level III — Valuations based on inputs that are unobservable and where there is little, if any, market activity at the measurement date. The inputs for the determination of fair value may require significant management judgment or estimation and is based upon management’s assessment of the assumptions that market participants would use in pricing the assets or liabilities.

Fair Value Measurement on a Recurring Basis

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument.

In addition to using the above inputs in investment valuations, the Company continues to employ a valuation policy that is consistent with ASC 820 (Note 2). Consistent with the Company’s valuation policy, management evaluates the source of inputs, including any markets in which the investments are trading, in determining fair value.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.

The Company’s investments in its equity method investments are valued based on its proportionate share of the net assets of the underlying fund based on the most recent available information which is typically a lag of up to 90 days. The terms of the investments generally preclude the ability to redeem the investment. Distributions from these investments will be received as the underlying assets in the funds are liquidated, the timing of which cannot be readily determined.

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

4. FAIR VALUE MEASUREMENTS  – (continued)

The following tables present the fair value measurements of the Consolidated Funds’ investments, by major class according to the fair value hierarchy:

	As of March 31, 2014
	Level I	Level II	Level III	Total
	(Dollars in thousands)
Assets
Senior secured loans and notes	$—	$—	$458,686	$458,686
Equity interests in LLCs	—	—	22,818	22,818
Equity securities	110	87	13,204	13,401
Investments in tangible assets	—	—	2,434	2,434
Equity method investment	—	—	10,195	10,195
Total	$110	$87	$507,337	$507,534

	As of December 31, 2013
	Level I	Level II	Level III	Total
	(Dollars in thousands)
Assets
Senior secured loans and notes	$—	$—	$382,181	$382,181
Equity interests in LLCs	—	—	18,624	18,624
Equity securities	105	95	8,415	8,615
Investments in tangible assets	—	—	2,798	2,798
Equity method investment	—	—	10,173	10,173
Total	$105	$95	$422,191	$422,391

The following tables provide a reconciliation of the beginning and ending balances for the Consolidated Funds’ Level III investments and the Company’s investment in their equity method investees:

	Financial Assets at March 31, 2014
	Investments of Consolidated Funds
	Senior Secured Loans and Notes	Equity Interests in LLCs	Equity Securities	Tangible Assets	Equity Method Investment	Total
	(Dollars in thousands)
Balance, beginning of year	$382,181	$18,624	$8,415	$2,798	$10,173	$422,191
Amortization and paid-in-kind	328	—	—	—	—	328
Paid in-kind interest income	24	—	—	—	—	24
Purchases	92,659	505	1,800	—	—	94,964
Sales and settlements	(3,390)	—	—	(24)	—	(3,414)
Realized and unrealized appreciation (depreciation), net	(13,116)	3,689	2,989	(340)	22	(6,756)
Balance, end of period	$458,686	$22,818	$13,204	$2,434	$10,195	$507,337
Changes in unrealized (gains) losses included in earnings related to financial assets still held at the reporting date	$(14,490)	$6,989	$2,980	$(364)	$22	$(4,863)

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

4. FAIR VALUE MEASUREMENTS  – (continued)

	Financial Assets at December 31, 2013
	Investments of Consolidated Funds
	Senior Secured Loans and Notes	Equity Interests in LLCs	Equity Securities	Tangible Assets	Equity Method Investment	Total
	(Dollars in thousands)
Balance, beginning of year	$308,040	$14,790	$11,912	$5,160	$9,929	$349,831
Amortization and paid-in-kind	1,438	—	—	—	—	1,438
Paid in-kind interest income	9,500	—	—	—	—	9,500
Purchases	170,914	2,727	391	—	—	174,032
Sales and settlements	(89,599)	(105)	(2,865)	(800)	—	(93,369)
Realized and unrealized appreciation (depreciation), net	(18,112)	1,212	(1,023)	(1,562)	244	(19,241)
Balance, end of year	$382,181	$18,624	$8,415	$2,798	$10,173	$422,191
Changes in unrealized (gains) losses included in earnings related to financial assets still held at the reporting date	$(15,751)	$2,739	$(972)	$(2,361)	$244	$(16,101)

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications impacting Level III of the fair value hierarchy are reported as transfers in or out or the Level III category as of the beginning of the quarter in which the reclassifications occur.

There were no transfers between any levels in the fair value hierarchy during the periods ended March 31, 2014 and December 31, 2013.

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications impacting Level III of the fair value hierarchy are reported as transfers in or out or the Level III category as of the beginning of the quarter in which the reclassifications occur. There were no transfers between any levels in the fair value hierarchy during the three months ended March 31, 2014 and the year ended December 31, 2013.

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

4. FAIR VALUE MEASUREMENTS  – (continued)

The following tables summarize the quantitative inputs and assumptions used for the Consolidated Funds’ Level III inputs and the Company’s investment in their equity method investees as of March 31, 2014 and December 31, 2013:

Assets	Fair Value at March 31, 2014	Valuation Technique(s)	Unobservable input	Range		Weighted Average
				Minimum	Maximum
	(Dollars in thousands)
Senior Secured Loans	$386	Market Approach	Expected Sales Approach	$4,000,000	$4,000,000	$4,000,000
	4,655	Market Approach	Price per acre	$8,720	$42,396	$26,558
		Market Approach	Price per square foot	$1,632	2,335	1,984
		Market Approach	Price per room	$32,038	$71,429	$51,734
		Market Approach	Price per unit	$152,507	$417,016	$284,762
		Market Approach	Discount-lack of marketability	25.0%	35.0%	30.0%
	412	Market Approach	Current value	0.40x	0.80x	0.60x
	5,881	Income Approach (DCF)	Discount rate	12.0%	35.0%	20.4%
		Income Approach (DCF)	EBIDTA exit multiple	4.5x	5.5x	5.0x
	441,080	Income Approach (DCF)	Market yield	10.0%	20.3%	13.4%
	2,822	Market Approach (Guideline comparable)	EBITDA multiple	6.0x	7.0x	6.5x
	1,470	Guideline Comparable	LTM EBITDA multiple	3.70x	5.80x	5.25x
		Guideline Comparable	LTM Revenue multiple	0.05x	0.71x	0.61x
	25	Income Approach (DCF)	Market yield	14.2%	14.2%	14.2%
	1,845	Enterprise valuation analysis	Liquidation proceeds	$205.8M	$205.8M	$205.8M
	110	Liquidation Approach	Asset coverage	$1,095,312	$1,095,312	$1,095,312
Equity Interests in LLCs	12,089	Income Approach (DCF)	Discount rate	23.0%	23.0%	23.0%
	504	Income Approach (DCF)	Market yield	13.5%	13.5%	13.5%
	3,455	Market Approach (Guideline comparable)	EBITDA multiple	4.5x	13.5x	5.9x
	5,980	Market Approach (Guideline comparable)	Investment portfolio multiple	1.0x	1.0x	1.0x
	790	Income Approach (DCF)	Discount rate	18.0%	44.0%	29.5%
Equity Securities		Income Approach (DCF)	Capitalization rate	7.0%	8.0%	8.5%
	6,498	Market Approach (Guideline comparable)	EBITDA multiple	3.5x	8.4x	5.5x
	1,668	Market Approach (Guideline comparable)	LTM EBITDA multiple	10.9x	10.9x	10.9x
			LTM revenue multiple	0.4x	0.8x	0.6x
		Market Approach (Current Value)	Revenue multiple	1.6x	1.6x	1.6x
	51	Income Approach (DCF)	Discount rate	18.0%	18.0%	18.0%
	4,625	Option Model	Volatility	47.9%	80.0%	54.53%
	362	Guideline Comparable	EBITDA multiple	4.3x	5.8x	5.1x
			LTM revenue multiple	0.5x	0.7x	0.6x
Tangible Assets	1,057	Market Approach	Appraisal of assets	$500,000	$1,400,000	$350,000
	1,377	Sales Comparison Approach	Price per square meter	CNY 6,716	CNY 6,716	CNY 6,716
Equity method investment	10,195	Net Asset Value of Underlying Fund	N/A	N/A	N/A	N/A
	$507,337

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

4. FAIR VALUE MEASUREMENTS  – (continued)

Assets	Fair Value at December 31, 2013	Valuation Technique(s)	Unobservable input	Range		Weighted Average
				Minimum	Maximum
	(Dollars in thousands)
Senior Secured Loans	$386	Sales Comparison Approach	Price per ton	$0.25	$1.00	$0.63
	1,487	Market Approach	Price per acre	$8,750	$42,396	$25,573
	2,169	Market Approach	Price per room	$32,038	$71,429	$51,734
			Price per unit	$152,507	$417,016	$284,762
			Discount-lack of marketability	25.0%	35.0%	30.0%
	7,362	Income Approach (DCF)	Discount rate	12.0%	17.4%	14.7%
	349,635	Income Approach (DCF)	Market yield	9.0%	20.2%	13.7%
	14,370	Market Approach (Guideline Comparable)	EBITDA multiple	6.0x	6.0x	6.0x
	1,871	Enterprise valuation analysis	Liquidation proceeds	$205.8M	$205.8M	$205.8M
	25	Income Approach (DCF)	Market yield	14.2%	14.2%	14.2%
	335	Current Value	LTM Revenue multiple	1.50x	1.75x	1.63x
	412	Guideline Comparable	Forward EBITDA multiple	3.75x	3.75x	3.75x
	1,109	Guideline Comparable	LTM EBITDA multiple	5.25x	5.25x	5.25x
		Guideline Comparable	LTM Revenue multiple	0.6x	0.6x	0.6x
	1,000	Cost Approach	Expected proceeds	$10,000,000	$10,000,000	$10,000,000
	1,609	Liquidation Approach	Asset coverage	$16,095,312	$16,095,312	$16,095,312
Equity Interests in LLCs	2,313	Income Approach (DCF)	Discount rate	16.5%	16.5%	16.5%
		Income Approach (DCF)	Long term growth rate	1.5%	1.5%	1.5%
	3,646	Market Approach (Guideline Comparable)	Investment portfolio multiple	1.0x	1.0x	1.0x
	11,698	Cost approach	N/A	N/A	N/A	N/A
	968	Backsolve Methodology	N/A	N/A	N/A	N/A
Equity Securities	411	Income Approach (DCF)	Discount rate	12.0%	50.0%	15.9%
	154	Market Approach (Guideline	LTM EBITDA multiple	11.5x	11.5x	11.5x
		Comparable)	LTM revenue multiple	1.5x	1.5x	1.5x
	964	Market Approach (Current Value)	Revenue multiple	1.6x	1.6x	1.6x
		Market Approach (Current Value)	Price per ton	$148	$148	$148
	720	Income Approach (DCF)	Discount rate	30.0%	30.0%	30.0%
	362	Guideline Comparable	LTM revenue multiple	5.3x	5.3x	5.3x
	3,561	Market Approach (Guideline Comparable)	EBITDA multiple	3.5x	7.5x	6.1x
	2,639	Option Model	Volatility	47.9%	47.9%	47.9%
	15	Cost Approach	N/A	N/A	N/A	N/A
Tangible Assets	1,421	Market Approach	Appraisal of assets	$100,000	$3,700,000	$1,900,000

	1,376	Sales Comparison Approach	Price per square meter	CNY 6,716	CNY 6,716	CNY 6,716
Equity method investment	10,173	Net Asset Value of Underlying Fund	N/A	N/A	N/A	N/A
	$422,191

The significant unobservable inputs used in the fair value measurement of the Consolidated Funds’ investments in senior secured loans include price per ton, price per acre, price per room, price per unit, discount due to lack of marketability, discount rate, market yield, earnings before interest, tax, depreciation and amortization (“EBITDA”) and revenue multiples, expected proceeds, and asset coverage. Significant increases or decreases in discount rates, market yields, EBITDA multiples in isolation would result in a significantly higher or lower fair value measurement.

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

4. FAIR VALUE MEASUREMENTS  – (continued)

The significant unobservable inputs used in the fair value measurement of the Consolidated Funds’ investments in equity interests in LLCs include discount rates, long term growth rates, and portfolio multiples. Significant increases or decreases in discount rates, growth rates and portfolio multiples would result in lower or higher fair value measurements.

The significant unobservable inputs used in the fair value measurement of the Consolidated Funds’ investments in equity securities include revenue, earnings before interest, tax, depreciation and amortization (“EBITDA”) and revenue multiples, price per ton, expected proceeds, discount rates, and stock price valuation. Significant increases or decreases in these factors would result in a significantly higher or lower fair value measurement.

The significant unobservable inputs used in the fair value measurement of the Consolidated Funds’ investments are tangible asset appraisals and price per square foot. Significant increases or decreases in these factors would result in a significantly higher or lower fair value measurement.

5. OTHER ASSETS

The components of other assets are as follows:

	March 31, 2014	December 31, 2013
	(Dollars in thousands)
Other Assets of Company:
Security deposits	$1,218	$1,218
Property and equipment, net of accumulated depreciation of $1,443 and $1,351, respectively	1,239	1,247
Administrative fees receivable (Note 9)	2,037	1,640
Deferred tax assets	615	634
Deferred financing costs	567	337
Due from affiliates (Note 9)	213	224
Other	103	8
Total other assets of Medley	5,992	5,308
Other Assets from Consolidated Funds
Other receivables	707	436
Total other assets	$6,699	$5,744

For the three months ended March 31, 2014 and 2013, depreciation and amortization expense was $0.9 million and $0.7 million, respectively.

6. LOANS PAYABLE

The Company’s loans outstanding consist of the following:

	March 31, 2014	December 31, 2013
	(Dollars in thousands)
CNB credit agreement:
Term loan	$30,000	$15,000
Revolving credit facility	3,000	3,000
Co-invest term loan	2,000	2,000
Non-recourse promissory notes, net	10,611	7,990
Total Loans payable	$45,611	$27,990

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

6. LOANS PAYABLE  – (continued)

CNB Credit Agreement

In December 2013, the Company entered into a credit agreement (the “Credit Agreement”) with City National Bank (“CNB”), under which it borrowed $15 million in a term loan, $2 million in a co-invest term loan and $3 million under a revolving credit facility. In March 2014, the Company amended the Credit Agreement to increase the term loan to $30 million. The proceeds from these loans were primarily used to purchase membership interests from former Medley members.

The principal amounts outstanding under the Credit Agreement, accrue interest, at the option of the Borrower, either (a) at a Base Rate (as defined in the Credit Agreement) plus an applicable margin not to exceed 1.5%, or (b) at LIBOR plus an applicable margin not to exceed 3.25%. The interest rate was 4.19% and 3.44% at March 31, 2014 and December 31, 2013, respectively. The Company pledged substantially all of its assets as collateral for the borrowings under the Credit Agreement. The term loan matures in December 2018, the co-invest term loan matures in December 2016, and the revolving credit facility matures in December 2015. The Company may prepay the loans in whole or in part at any time without penalty.

The Credit Agreement contains financial debt covenants that require the Company to maintain the following: a) a minimum level of Assets Under Management; b) a fixed charge coverage ratio, c) a ratio of total outstanding debt to EBITDA. Non-compliance with any of the financial or non financial covenants without cure or waiver would constitute an event of default under the Credit Agreement. An event of default resulting from a breach of certain financial or non financial covenants may result, at the option of the lenders, in an acceleration of the principal and interest outstanding, and a termination of the Credit Agreement. The Credit Agreement also contains other customary events of default, including defaults based on events of bankruptcy and insolvency, dissolution, nonpayment of principal, interest or fees when due, breach of specified covenants, change in control and material inaccuracy of representations and warranties. There were no event of default under Credit Agreement as of March 31, 2014.

At March 31, 2014, $35.0 million was outstanding under the Credit Facility including: a) a $30.0 million term loan, b) a $3.0 million revolver, and c) a $2.0 million co-invest term loan. The term loan requires repayments of an initial payment of $0.625 million for the quarter beginning April 1, 2014, and equal quarterly installments of $1.0 million, beginning July 1, 2014, until paid in full. The Credit Agreement also requires an additional amortization payment of the term loan based upon the amount of distributions made by the Company in the immediately preceding fiscal year above an amount stated in the Credit Agreement. The co-invest loan requires repayments of equal quarterly installments of $0.1 million, beginning on April 1, 2014. Debt issuance costs pertaining to the Credit Agreement were $0.6 million and are included in other assets in the combined and consolidated balance sheets. Total interest expense for the Credit Agreement was $0.2 million for the three months ended March 31, 2014. The fair value of the outstanding balances of the term loan, revolving credit facility, and co-invest term loan was approximately $34.5 million at March 31, 2014 based on current market rates for similar debt instruments.

Non-Recourse Promissory Notes

In April 2012, the Company borrowed $5.0 million under a non-recourse promissory note with a foundation, and $5.0 million under a non-recourse promissory note with a trust. Proceeds from the borrowings were used to purchase 1,108,033 shares of common stock of SIC, which were pledged as collateral for the obligations. Interest on the notes is paid quarterly and is equal to: a) the dividends received by the Company related to the pledged shares. The Company may prepay the notes in whole or in part at any time without penalty and the lenders may call the notes if certain conditions are met. The notes are scheduled to mature in March 2019. The proceeds from the notes

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

6. LOANS PAYABLE  – (continued)

were recorded net of issuance costs originally amounting to $3.8 million and are being accreted, using the effective interest method, over the term of the non-recourse promissory notes. Total interest expense under this non-recourse promissory noted, including accretion of the note discount, was $0.3 million and $0.4 million for the three months ended March 31, 2014 and 2013, respectively.

In December 2013, the Company issued an unsecured promissory note in the amount of $1.0 million to a former Medley member in connection with the purchase of his membership interests. Interest on the note accrues at an annual rate of 0.25% and the note matures in December 2014.

In March 2014, the Company issued a promissory note in the amount of $2.5 million to a former Medley member in connection with the purchase of his membership interests. The promissory note carries no interest, has quarterly amortization payments of $250,000, and matures in December 2016.

Fixed principal payments related to loans payables are as follows (in thousands):

Twelve months ending March 31,
2014	$4,675
2015	5,400
2016	8,150
2017	4,900
2018	15,375
Thereafter	10,000
$48,500

7. ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accounts payable, accrued expenses and other liabilities are as follows:

	March 31, 2014	December 31, 2013
	(Dollars in thousands)
Compensation and benefits	$1,975	$5,650
Due to affiliates (Note 9)	3,877	3,676
Revenue share payable (Note 8)	6,234	5,286
Deferred rent	612	794
Professional fees	904	647
Deferred tax liabilities	453	391
Accounts payable	769	625
Accrued expenses	874	544
Accounts payable, accrued expenses and other liabilities of Medley	15,698	17,613
Accounts payable, accrued expenses and other liabilities of Consolidated Funds	1,249	1,160
Total accounts payable, accrued expenses and other liabilities	$16,947	$18,773

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

8. COMMITMENTS AND CONTINGENCIES

Future minimum annual rental payments under noncancelable leases are as follows (in thousands):

Twelve months ending March 31,
2014	$1,892
2015	2,489
2016	456
2017	453
2018	456
Thereafter	969
Total future minimum lease payments	$6,715

Capital Commitments to Funds

As of March 31, 2014 and December 31, 2013, the Company had aggregate unfunded commitments of $1.3 million and $1.5 million, respectively, including commitments to both non-consolidated funds and Consolidated Funds.

Other Commitments

In April 2012, the Company entered into an obligation to pay a fixed percentage of management and incentive fees received by the Company from SIC to a foundation and a trust. The agreement was entered into contemporaneously with the $10 million non-recourse promissory notes that were issued to the same parties (Note 6). The two transactions were deemed to be related freestanding contracts and the $10 million of loan proceeds were allocated to the contracts using their relative fair values. At inception, the Company recognized an obligation of $3.6 million representing the present value of the future cash flows expected to be paid under this agreement. At March 31, 2014 and December 31, 2013, the obligation amounted to $6.2 million and $5.3 million, respectively and is recorded as a component of accounts payable, accrued expenses and other liabilities on the combined and consolidated balance sheets as revenue share payable. The change in the estimated cash flows for this obligation is recorded in other income (expense), net on the combined and consolidated statements of operations.

9. RELATED PARTY TRANSACTIONS

Substantially all of Medley’s revenue is earned through agreements with its non-consolidated funds for which it collects management and performance fees for providing investment and management services.

In April 2012, Medley entered into an investment advisory agreement (“IAA”) with SIC. Pursuant to the terms of the IAA, Medley agreed to bear all organization and offering expenses (“O&O Expenses”) related to SIC until the earlier of a) the end of the SIC offering period, which is currently scheduled to terminate in April 2015 or b) such time that SIC has raised $300 million in gross proceeds in connection with the sale of shares of its common stock. After such time, Medley will no longer be liable for these expenses. The SIC IAA requires SIC to reimburse Medley for O&O Expenses incurred by Medley in an amount equal to 1.25% of the aggregate gross proceeds in connection with the sale of shares of its common stock until the earlier of a) the end of the SIC offering period, or b) Medley has been repaid in full.

Medley incurred O&O Expenses of $0.7 million, and $0.2 million for the three months ended March 31, 2014 and 2013, respectively, which were recorded within general, administrative, and other expenses in the combined and consolidated statements of operations. Reimbursements of

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

9. RELATED PARTY TRANSACTIONS  – (continued)

$0.9 million and $0.2 million were recorded in other income and fees in the combined and consolidated statements of operations for the three months ended March 31, 2014 and 2013, respectively.

In June 2012, Medley entered into an Expense Support and Reimbursement Agreement (“ESA”) with SIC. Under the ESA, until December 31, 2014, unless extended, Medley will pay up to 100% of SIC’s operating expenses in order for SIC to achieve a reasonable level of expenses relative to its investment income. Pursuant to the ESA, SIC has a conditional obligation to reimburse Medley for any amounts they funded under the ESA if, within three years of the date on which Medley funded such amounts, SIC meets certain financial levels. For the three months ended March 31, 2014 and 2013, Medley recorded $1.3 million and $0.7 million, respectively, for ESA expenses under this agreement. The ESA expenses are recorded within general, administrative, and other expense in the combined and consolidated statements of operations. Medley recorded a liability of $2.7 million and $2.9 million the three months ended March 31, 2014 and 2013, respectively, for ESA expenses related to this agreement. These amounts are included in accounts payable, accrued expenses and other liabilities as due to affiliates.

In January 2011, Medley entered into an administration agreement with MCC (the “MCC Admin Agreement”), whereby Medley agreed to provide administrative services necessary for the operations of MCC. MCC agreed to pay Medley for the costs and expenses incurred in providing such administrative services, including an allocable portion of Medley’s overhead expenses and an allocable portion of the cost of MCC’s officers and their respective staffs. Medley records these administrative fees as revenue in the period when the services are provided and are included in other income and fees on the combined and consolidated statement of operations. For the three months ended March 31, 2014 and 2013, the Company recorded $0.8 million and $0.6 million, respectively, of revenue related to the MCC Admin Agreement. As of March 31, 2014 and 2013, the Company had $0.8 million and $0.6 million, respectively, of fees receivable under the MCC Admin Agreement, which are included in other assets on the combined and consolidated balance sheets.

In April 2012, the Medley entered into an administration agreement with SIC (the “SIC Admin Agreement”), whereby Medley agreed to provide administrative services necessary for the operations of SIC. SIC agreed to pay Medley for the costs and expenses incurred in providing such administrative services including an allocable portion of Medley’s overhead expenses and an allocable portion of the cost of MCC’s officers and their respective staffs. Medley records these administrative fees as revenue in the period when the services are provided and are included in other income and fees on the combined and consolidated statement of operations. For the three months ended March 31, 2014 and 2013, the Company recorded $0.2 million and $0.1 million, respectively, of revenue related to the SIC Admin Agreement. As of March 31, 2014 and 2013, the Company had $1.2 million and $0.5 million, respectively, of fees receivable under the SIC Admin Agreement, which are included in other assets on the combined and consolidated balance sheets.

In December 2013, the Company purchased the membership interests of a former Medley member. In connection with the purchase, the Company issued a $1.0 million unsecured promissory note to the former member. The note bears interest at an annual rate of 0.25% and matures in December 2014.

In March 2014, the Company issued a promissory note in the amount of $2.5 million to a former Medley member in connection with the purchase of his membership interests. The promissory note carries no interest, has quarterly amortization payments of $250,000, and matures in December 2016.

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

10. INCOME TAXES

The Company is organized as a series of pass through entities pursuant to the United States Internal Revenue Code. As such, the Company is not responsible for the tax liability due on certain income earned during the year. Such income is taxed at the unit holder and non-controlling interest holder level, and any income tax is the responsibility of the unit holders and is paid at that level. The Company is subject to state and local tax.

11. COMPENSATION EXPENSE AND MEMBERS’ CAPITAL

Compensation generally includes salaries, bonuses, and profit sharing awards. Bonuses and profit sharing awards are accrued over the service period to which they relate. All payments made to the Company’s members are accounted for as distributions on the equity held by such members rather than as employee compensation.

Performance Fee Compensation

In October 2010, the Company granted shares of vested profits interests in certain subsidiaries to selected employees. These awards are viewed as a profit-sharing arrangement and are accounted for under ASC 710, Compensation — General, which requires compensation expense to be recognized over the vesting period, which is usually the period over which service is provided. The shares were vested at grant date, subject to a divestiture percentage based on percentage of service completed from the award grant date to the employee’s termination date. At the grant — date of these awards, the Company recorded compensation expense of $2.0 million for these awards. The Company adjusts the related liability quarterly based on changes in estimated cash flows for the profits interests. The total liability for these awards was $17.3 million and $16.2 million at March 31, 2014, and December 31, 2013, respectively.

12. MARKET AND OTHER RISK FACTORS

Due to the nature of the Consolidated Funds’ investment strategy, their portfolio of investments has significant market and credit risk. As a result, the Company is subject to market and other risk factors, including, but not limited to the following:

Market Risk

The market price of investments may significantly fluctuate during the period of investment. Investments may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets. The value of an investment may decline due to general market conditions that are not specifically related to such investment, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

Credit Risk

There are no restrictions on the credit quality of the investments the Company intends to make. Investments may be deemed by nationally recognized rating agencies to have substantial vulnerability to default in payment of interest and/or principal. Some investments may have low- quality ratings or be unrated. Lower rated and unrated investments have major risk exposure to adverse conditions and are considered to be predominantly speculative. Generally, such investments offer a higher return potential than higher rated investments, but involve greater volatility of price and greater risk of loss of income and principal.

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

12. MARKET AND OTHER RISK FACTORS  – (continued)

In general, the ratings of nationally recognized rating organizations represent the opinions of agencies as to the quality of the securities they rate. Such ratings, however, are relative and subjective; they are not absolute standards of quality and do not evaluate the market value risk of the relevant securities. It is also possible that a rating agency might not change its rating of a particular issue on a timely basis to reflect subsequent events. The Company may use these ratings as initial criteria for the selection of portfolio assets for the Company but is not required to utilize them.

Limited Liquidity of Investments

The Company intends to invest in investments that may not be readily marketable. Illiquid investments may trade at a discount from comparable, more liquid investments and, at times there may be no market at all for such investments. Subordinate investments may be less marketable, or in some instances illiquid, because of the absence of registration under federal securities laws, contractual restrictions on transfer, the small size of the market or the small size of the issue (relative to issues of comparable interests). As a result, the Company may encounter difficulty in selling its investments or may, if required to liquidate investments to satisfy redemption requests of its investors or debt service obligations, be compelled to sell such investments at less than fair value.

Counterparty Risk

Some of the markets in which the Company may effect its transactions are “over-the-counter” or “interdealer” markets. The participants in such markets are typically not subject to credit evaluation and regulatory oversight, unlike members of exchange-based markets. This exposes the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the applicable contract (whether or not such dispute is bona fide) or because of a credit or liquidity problem, causing the Company to suffer loss. Such “counterparty risk” is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Company has concentrated its transactions with a single or small group of counterparties.

Currency Risk

The Company may invest in financial instruments and enter into transactions denominated in currencies other than its functional currency. Although the Company may seek to hedge currency exposure through financial instruments, the Company may still be exposed to risks that the exchange rate of its currency relative to other foreign currencies may change in a manner that has an adverse effect on the value of that portion of the Company’s assets or liabilities denominated in currencies other than the functional currency.

The Company may enter into derivative contracts to manage the risk associated with foreign currency exchange fluctuations on its non-U.S. dollar denominated holdings.

13. SEGMENT REPORTING

The Company’s business is currently comprised of only one reportable segment, the investment management segment, and substantially all Company operations are conducted through this segment. The investment management segment provides investment management services to permanent capital vehicles and long-dated private funds and separately managed accounts. The Company conducts its investment management business in the United States, where substantially all of its revenues are generated.

In addition to analyzing the Company’s results on a GAAP basis, management also makes operating decisions and assesses business performance based on the financial and operating

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

13. SEGMENT REPORTING  – (continued)

metrics and data that are presented without the consolidation of any funds. Core Net Income and Core EBITDA are income measures that are used to by management to assess the performance of its business.

Core Net Income. Core Net Income is an income measure that is used by management to assess the performance of our business through the removal of non-core items, as well as non-recurring expenses associated with the transactions contemplated herein. It is calculated by adjusting standalone net income attributable to members to exclude reimbursable expenses associated with the launch of funds and certain one-time severance costs.

Core Earnings before interest, income taxes, depreciation and amortization (Core EBITDA). Core EBITDA is calculated as Core Net Income before interest expense as well as taxes and depreciation.

The following presents the standalone financial results of the Company’s operating results for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,
	2014	2013
	(in thousands)
Revenues
Management fees	$16,547	$8,757
Performance fees	(1,480)	2,247
Other income and fees	2,013	896
Total revenues	17,080	11,900
Expenses
Compensation and benefits	3,759	3,296
Performance fee compensation	1,518	1,357
General, administrative and other expenses	4,229	2,801
Total Expenses	9,506	7,454
Other income (expense)
Dividend income	222	222
Interest expense	(633)	(386)
Other income (expense)	(1,192)	(36)
Total other income (loss)	(1,603)	(200)
Income before taxes	5,971	4,246
Income tax expense	230	68
Net income	5,741	4,178
Less: Net income (loss) to non-controlling interests	242	—
Net income attributable to members	$5,499	$4,178
Reimburable fund startup expenses	1,313	685
Severance expenses	6	—
Core Net Income	$6,818	$4,863
Interest expense	633	386
Income taxes	230	68
Depreciation and amortization	92	70
Core EBITDA	$7,773	$5,387

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

13. SEGMENT REPORTING  – (continued)

The reconciliation of net income attributable to members to Core Net Income and Core EBITDA is presented below:

	Three Months Ended March 31,
	2014	2013
	(in thousands)
Net income attributable to members	$5,499	$4,178
Add back:
Reimbursable fund startup expenses	1,313	685
Severance expense	6	—
Core Net Income	$6,818	$4,863
Add back:
Interest expense	633	386
Income taxes	230	68
Depreciation and amortization	92	70
Core EBITDA	$7,773	$5,387

The following tables reconcile our segment results to the company’s consolidated results:

	For the Three Months Ended March 31, 2014
	Core Segment	Consolidation adjustments and reconciling items		Consolidated Results
Revenues	$17,080	$(1,084)	(1)	$15,996
Expenses	9,506	320	(2)	9,826
Other income (expense)	(1,603)	5,590	(3)	3,987
Income taxes	230	274	(4)	504
Non-controlling interest in subsidiaries	(242)	—		(242)
Net income	5,499	3,912		9,411
Reimbursable fund startup expenses	1,313			1,313
Severance expenses	6	—		6
Core Net Income	$6,818	$3,912		$10,731

	For the Three Months Ended March 31, 2013
	Core Segment	Consolidation adjustments and reconciling items		Consolidated Results
Revenues	$11,900	$(4,072)	(1)	$7,828
Expenses	7,454	235	(2)	7,689
Other income (expense)	(200)	5,847	(3)	5,647
Income taxes	68	257	(4)	325
Non-controlling interest in subsidiaries	—	—		—
Net income	4,178	1,283		5,461
Reimbursable fund startup expenses	685			685
Severance expenses	—	—		—
Core Net Income	$4,863	$1,283		$6,146

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

13. SEGMENT REPORTING  – (continued)

(1)	The revenue adjustment and reconciling items primarily represent management fees earned from Consolidated Funds which were eliminated in consolidation.

	For the Three Months Ended March 31,
	2014	2013
Management fees from Consolidated Funds eliminated in consolidation	$(3,319)	$(1,829)
MOF II Performance fees eliminated in consolidation	$2,235	$(2,243)
Total segment revenue	$(1,084)	$(4,072)
(2)	The expenses adjustment and reconciling items primarily represent expenses from Consolidated Funds which were eliminated in consolidation, SIC ESA Expenses and severance expense.

	For the Three Months Ended March 31,
	2014	2013
Consolidated Funds expenses	$320	$235
Total segment expenses	$320	$235
(3)	The other income adjustment and reconciling items primarily represents net interest income and net investment income from Consolidated Funds.

	For the Three Months Ended March 31,
	2014	2013
Interest and other income of Consolidated Funds	$12,109	$11,888
Net realized gain on investments of Consolidated Funds	1,357	—
Net change in unrealized depreciation on investments of Consolidated Funds	(8,137)	(6,333)
Elimination of equity from Consolidated Funds	261	292
Total segment other income (expense)	$5,590	$5,847
(4)	The provision for income taxes adjustment and reconciling items primarily represents income taxes from Consolidated Funds.

	For the Three Months ended March 31,
	2014	2013
Consolidated Funds provision for income taxes	$274	$257
Total segment other income (expense)	$274	$257

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

14. CONSOLIDATING SCHEDULES

The following supplemental financial information illustrates the consolidating effects of the Consolidated Funds on the Company’s financial condition as of March 31, 2014 and December 31, 2013 and results from operations for the three months ended March 31, 2014 and 2013. The financial condition and results of operations for Medley are presented in the tables below under the “Standalone” column.

	As of March 31, 2014
	Standalone	Consolidated Funds	Eliminations	Combined and Consolidated
	(Dollars in thousands)
Assets
Cash and cash equivalents	$1,969	$—	$—	$1,969
Investments, at fair value	19,664	—	(9,469)	10,195
Management fees receivable	9,656	—	—	9,656
Performance fees receivable	4,095	—	—	4,095
Other assets	5,783	—	209	5,992
Assets of Consolidated Funds:
Cash and cash equivalents	—	66,054	—	66,054
Investments, at fair value	—	497,339	—	497,339
Interest and dividends receivable	—	3,399	—	3,399
Other assets	—	916	(209)	707
Total assets	$41,167	$567,708	$(9,469)	$599,406
Liabilities and equity
Loans payable	$45,611	$—	$—	$45,611
Accounts payable, accrued expenses and other liabilities	15,698	—	—	15,698
Performance fee compensation payable	17,291	—	—	17,291
Liabilities of Consolidated Funds:
Accounts payable, accrued expenses and other liabilities	—	1,249	—	1,249
Total liabilities	78,600	1,249	—	79,849
Commitments and contingencies
Non-controlling interest in Consolidated Funds	—	—	556,990	556,990
Non-controlling interest in consolidated subsidiaries	1,210	—	—	1,210
Members' (deficit) equity	(38,643)	566,459	(566,459)	(38,643)
Total equity	(37,433)	566,459	(9,469)	519,557
Total liabilities, non-controlling interests and equity	$41,167	$567,708	$(9,469)	$599,406

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

14. CONSOLIDATING SCHEDULES  – (continued)

	December 31, 2013
	Combined and Consolidated Company Entities	Consolidated Funds	Eliminations	Combined and Consolidated
	(Dollars in thousands)
Assets
Cash and cash equivalents	$5,395	$—	$—	$5,395
Investments, at fair value	21,443	—	(11,270)	10,173
Management fees receivable	8,921	—	—	8,921
Performance fees receivable	3,339	—	—	3,339
Other assets	4,216	—	1,092	5,308
Assets of Consolidated Funds:
Cash and cash equivalents	—	60,355	—	60,355
Investments, at fair value	—	412,218	—	412,218
Interest and dividends receivable	—	2,804	—	2,804
Other assets	—	1,565	(1,129)	436
Total assets	$43,314	$476,942	$(11,307)	$508,949
Liabilities and equity
Loans payable	$27,990	$—	$—	$27,990
Accounts payable, accrued expenses and other liabilities	17,613	—	—	17,613
Performance fee compensation payable	16,225	—	—	16,225
Liabilities of Consolidated Funds:
Accounts payable, accrued expenses and other liabilities	—	1,198	(38)	1,160
Total liabilities	61,828	1,198	(38)	62,988
Commitments and contingencies
Non-controlling interest in Consolidated Funds	—	—	464,475	464,475
Non-controlling interest in consolidated subsidiaries	40	—	—	40
Members' (deficit) equity	(18,554)	475,744	(475,744)	(18,554)
Total equity	(18,514)	475,744	(11,269)	445,961
Total liabilities, non-controlling interests and equity	$43,314	$476,942	$(11,307)	$508,949

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

14. CONSOLIDATING SCHEDULES  – (continued)

	Three Months Ended March 31, 2014
	Standalone	Consolidated Funds	Eliminations	Combined and Consolidated
	(Dollars in thousands)
Revenues:
Management fees	$16,547	$—	$(3,319)	$13,228
Performance fees	(1,480)	—	2,235	755
Other income and fees	2,013	—	—	2,013
Total revenues	17,080	—	(1,084)	15,996
Expenses:
Compensation and benefits	3,759	—	—	3,759
Performance fee compensation	1,518	—	—	1,518
Consolidated Funds expenses	—	3,639	(3,319)	320
General, administrative and other expenses	4,229	—	—	4,229
Total operating expenses	9,506	3,639	(3,319)	9,826
Other income (expense):
Dividend income	222	—	—	222
Interest expense	(633)	—	—	(633)
Other income (expense)	(1,192)	—	261	(931)
Interest and other income of Consolidated Funds	—	12,109	—	12,109
Net realized gain on investments of Consolidated Funds		1,357		1,357
Net change in unrealized depreciation on investments of Consolidated Funds	—	(8,137)	—	(8,137)
Total other income (expense)	(1,603)	5,329	261	3,987
Income before income taxes	5,971	1,690	2,496	10,157
Provision for income taxes	230	274	—	504
Net income	5,741	1,416	2,496	9,653
Less: Net income attributable to non-controlling interests in Consolidated Funds	—	—	3,912	3,912
Less: Net income attributable to non-controlling interests in subsidiaries	242	—	—	242
Net income attributable to members	$5,499	$1,416	$(1,416)	$5,499

Medley LLC and Medley GP Holdings LLC

Notes to Unaudited Combined and Consolidated Financial Statements

14. CONSOLIDATING SCHEDULES  – (continued)

	Three Months Ended March 31, 2013
	Standalone	Consolidated Funds	Eliminations	Combined and Consolidated
	(Dollars in thousands)
Revenues:
Management fees	$8,757	$—	$(1,829)	$6,928
Performance fees	2,247	—	(2,243)	4
Other income and fees	896	—	—	896
Total revenues	11,900	—	(4,072)	7,828
Expenses:
Compensation and benefits	3,296	—	—	3,296
Performance fee compensation	1,357	—	—	1,357
Consolidated Funds expenses	—	2,064	(1,829)	235
General, administrative and other expenses	2,801	—	—	2,801
Total operating expenses	7,454	2,064	(1,829)	7,689
Other income (expense):
Dividend income	222	—	—	222
Interest expense	(386)	—	—	(386)
Other income	(36)	—	292	256
Interest and other income of Consolidated Funds	—	11,888	—	11,888
Net change in unrealized depreciation on investments of Consolidated Funds	—	(6,333)	—	(6,333)
Total other (expense) income	(200)	5,555	292	5,647
Income before income taxes	4,246	3,491	(1,951)	5,786
Provision for income taxes	68	257	—	325
Net income	4,178	3,234	(1,951)	5,461
Less: Net income attributable to non-controlling interests in Consolidated Funds	—	—	1,283	1,283
Net income attributable to members	$4,178	$3,234	$(3,234)	$4,178

15. SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions for possible recognition or disclosure in these financial statements through June 19, 2014, the date these financial statements were issued. On May 29, 2014, Medley GP Holdings LLC was contributed to Medley LLC. As a result of this evaluation, there were no additional subsequent events that required either recognition or disclosure in these combined and consolidated financial statements.

         Shares

Medley Management Inc.

Class A Common Stock

PROSPECTUS

Goldman, Sachs & Co.	Credit Suisse

Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the shares of Class A common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and the New York Stock Exchange.

Filing Fee – Securities and Exchange Commission	*
Fee – Financial Industry Regulatory Authority, Inc.	*
Listing Fee – New York Stock Exchange	*
Fees and Expenses of Counsel	*
Printing Expenses	*
Fees and Expenses of Accountants	*
Transfer Agent and Registrar’s Fees	*
Miscellaneous Expenses	*
Total	*

*	To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

Our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under our amended and restated bylaws or otherwise.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On June 16, 2014, the Registrant issued 100 shares of the Registrant’s Class B common stock, par value $0.01 per share, to Medley Group LLC for $1.00. The issuance of such shares of Class B common stock was not registered under the Securities Act of 1933, as amended (the “Securities Act”), because the shares were offered and sold in a transaction by the issuer not involving any public offering exempt from registration under Section 4(a)(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit Index

1.1	Form of Underwriting Agreement*
3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant*
3.2	Form of Amended and Restated Bylaws of the Registrant*
5.1	Opinion of Simpson Thacher & Bartlett LLP regarding validity of the shares of Class A common stock registered*
10.1	Form of Amended and Restated Limited Liability Company Agreement of Medley LLC*
10.2	Form of Tax Receivable Agreement*
10.3	Form of Exchange Agreement*
10.4	Form of Registration Rights Agreement*
10.5	Form of 2014 Omnibus Incentive Plan*
10.6	Amended and Restated Credit Agreement, dated as of March 7, 2014, by and among Medley LLC, the lenders that are signatories thereto and City National Bank.*
21.1	Subsidiaries of the Registrant*
23.1	Consent of McGladrey LLP as to Medley Management Inc.*
23.2	Consent of McGladrey LLP as to Medley LLC*
23.3	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1)*
24.1	Power of Attorney (included on signature pages to this Registration Statement)

*	To be filed by amendment.

ITEM 17. UNDERTAKINGS

(1)	The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(2)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
(3)	The undersigned Registrant hereby undertakes that:
(A)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(B)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the    day of      , 2014.

MEDLEY MANAGEMENT INC.

By:	Name: Title:

POWER OF ATTORNEY

Know all men by these presents, that each person whose signature appears below hereby constitutes and appoints Brook Taube, Seth Taube, Richard Allorto and John Fredericks, and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney have been signed by the following persons in the capacities indicated on the    day of      , 2014.

Signature	Title
Brook Taube	Co-Chief Executive Officer, Chief Investment Officer and Director (co-principal executive officer)
Seth Taube	Co-Chief Executive Officer and Director (co-principal executive officer)
Jeffrey Tonkel	President and Director
Richard Allorto	Chief Financial Officer (principal financial and accounting officer)